Form 20-F
period 2021-12-31
Lion Electric Co
filed 2022-03-29
CIK 1834974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from _____ to ______

Commission file number 001-40387

The Lion Electric Company
(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Quebec

(Jurisdiction of incorporation or organization)
921 chemin de la Rivière-du-Nord
Saint-Jerome (Quebec) J7Y 5G2

(Address of principal executive offices)
François Duquette
Chief Legal Officer and Corporate Secretary
The Lion Electric Company
921 chemin de la Rivière-du-Nord
Saint-Jerome (Quebec) J7Y 5G2
Tel: (450) 432-5466 Ext. 395

(Name, telephone, email and/or facsimile number and address of Company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	LEV	New York Stock Exchange
Warrants	LEV WS	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

At March 25, 2022, 190,002,712 common shares of the Company were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☐ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

INTRODUCTION
Unless otherwise indicated, all references in this Annual Report on Form 20-F to "Lion", "we", "our", "us", the "Company" or similar terms refer to The Lion Electric Company and its subsidiaries, on a consolidated basis. The Company's consolidated financial statements are published in U.S. dollars. In this Annual Report, unless otherwise specified, all monetary amounts are in U.S. dollars, all references to "$", "US$" and "USD" and "dollars" mean U.S dollars and all references to "CA$", "CDN$", "CAD$", mean Canadian dollars.
This Annual Report on Form 20-F contains the Company's audited consolidated financial statements and the related notes for the year ended December 31, 2021 ("Annual Financial Statements"). The Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").
Unless otherwise indicated in this Annual Report, all references to "Fiscal 2021" are to the 52-week period ended December 31, 2021.
All shares, stock options, warrants and per share information presented in the annual audited consolidated financial statements and this Annual Report have been adjusted, including on a retroactive basis where necessary for prior periods, to reflect the share split of 1:4.1289 completed in connection with the Company's business combination and plan of reorganization (the “Business Combination”) with Northern Genesis Acquisition Corp. ("NGA") on May 6, 2021.
This Annual Report contains references to a number of trademarks, such as "Lion", "LionBeat" and "LionEnergy", which are registered under applicable intellectual property laws and are Lion’s property or trademarks for which Lion has pending applications or in which Lion has common law rights. Solely for convenience, the trademarks, and trade names referred to in this prospectus are listed without the ®, and (TM) symbols, but Lion intends to assert, to the fullest extent under applicable law, its rights or the rights of the applicable licensors to these trademarks and trade names.
CAUTIONARY NOTE REGARDING FORWARD‑LOOKING STATEMENTS
This Annual Report contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable securities laws. Any statements contained in this Annual Report that are not statements of historical fact, including statements about Lion’s beliefs and expectations, are forward-looking statements and should be evaluated as such.
Forward-looking statements may be identified by the use of words such as "believe", "may", "will", "continue", "anticipate", "intend", "expect", "should", "would", "could", "plan", "project", "potential", "seem", "seek", "future", "target" or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include statements regarding the Company’s order book and the Company's ability to convert it into actual sales, the

Company’s long-term strategy and future growth, the Company’s battery plant and innovation center project in Quebec and its U.S. manufacturing facility, and the expected launch of new models of electric vehicles. Such forward-looking statements are based on a number of estimates and assumptions that Lion believes are reasonable when made, including that Lion will be able to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners, that Lion will continue to operate its business in the normal course, that Lion will be able to implement its growth strategy, that Lion will be able to successfully and timely complete the construction of its U.S. manufacturing facility and its Quebec battery plant and innovation center, that Lion will not suffer any further supply chain challenges or any material disruption in the supply of raw materials on competitive terms, that Lion will be able to maintain its competitive position, that Lion will continue to improve its operational, financial and other internal controls and systems to manage its growth and size, that its results of operations and financial condition will not be adversely affected, that Lion will be able to benefit, either directly or indirectly (including through its clients), from government subsidies and economic incentives in the future, and that Lion will be able to secure additional funding through equity or debt financing on terms acceptable to Lion when required in the future. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Lion believes that these risks and uncertainties include the following:
•any adverse changes in U.S. or Canadian general economic, business, market, financial, political or legal conditions, including as consequences of the global COVID-19 pandemic and the emergence of COVID-19 variants, as well as varying vaccination rates amongst different countries;
•any inability to successfully and economically manufacture and distribute its vehicles at scale and meet its customers’ business needs;
•any inability to ramp-up the production of Lion's products and meet project construction and other project timelines;
•any inability to reduce total cost of ownership of electric vehicles sold by Lion over time;
•the reliance on key management and any inability to attract and/or retain key personnel;
•any inability to execute the Company's growth strategy;
•any unfavorable fluctuations and volatility in the price and availability of raw materials included in key components used to manufacture Lion’s products;
•the reliance on key suppliers and any inability to maintain an uninterrupted supply of raw materials;
•any inability by Lion to meet user expectations related to, or other difficulties in providing, charging solutions to its customers;

•labor shortages which may in the form of employee turnover, departures, and demands for higher wages which result in the Company having to operate at reduced capacity, lower production and deliveries, delayed growth plans, and could pose additional challenges related to employee compensation;
•any inability to maintain the Company's competitive position;
•any inability to reduce its costs of supply over time;
•any inability to maintain and enhance the Company's reputation and brand;
•any significant product repair and/or replacement due to product warranty claims or product recalls;
•any failure of information technology systems or any cybersecurity and data privacy breaches or incidents;
•any event or circumstance resulting in the Company's inability to convert its order book into actual sales, including the reduction, elimination or discriminatory application of government subsidies and economic incentives or the reduced need for such subsidies;
•any inability to secure adequate insurance coverage or a potential increase in insurance costs;
•natural disasters, epidemic or pandemic outbreaks, boycotts and geo-political events; and
•the outcome of any legal proceedings that may be instituted against the Company from time to time.
These and other risks and uncertainties related to the businesses of Lion are described in greater detail in Item 3.D of this Annual Report entitled "Risk Factors". Many of these risks are beyond Lion’s management’s ability to control or predict. All forward-looking statements attributable to Lion or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained and risk factors identified in Item 3.D. of this Annual Report and in other documents filed with the applicable Canadian regulatory securities authorities and the Securities and Exchange Commission.
Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION

B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
Risks Related to Lion’s Business
Lion’s success will depend on its ability to economically develop, manufacture and sell its vehicles at scale and meet its customers’ business needs. Lion’s ability to develop, manufacture and distribute vehicles of sufficient quality and appeal to customers on schedule and at scale is unproven.
Lion’s future business depends in large part on its ability to economically manufacture, market and sell its vehicles at sufficient capacity to meet the transportation demands of its customers. Lion is currently working to scale its manufacturing capacity in order to successfully implement its growth strategy, by, amongst other things, continuing to ramp-up its Saint-Jerome facility, the Joliet Facility (as defined below) and its upcoming a battery manufacturing plant in Mirabel, Quebec. Although Lion has experience in developing and manufacturing buses and trucks from its existing facility, such operations are currently conducted on a lower scale, and Lion has no experience to date in high volume manufacturing of its vehicles. Lion does not know whether it will be able to develop efficient, automated, low-cost manufacturing capabilities and processes, or whether it will be able to secure reliable sources of component supply, in each case that will enable it to meet the quality, price, engineering, design, and production standards, as well as the production volumes, required to successfully mass market its vehicles and meet its business objectives and customer needs. Further, Lion has limited experience to date with developing and implementing manufacturing innovations outside of its Saint-Jerome facility. Even if Lion is successful in developing high-volume manufacturing capability and processes and can reliably source component supplies in sufficient volume, it does not know whether it will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond its control such as problems with suppliers or disruptions in the global supply chain, or in time to meet the commercialization schedules of future vehicles or to satisfy the requirements of its customers. Lion’s ability to effectively reduce its cost structure over time is limited by the fixed nature of many of its planned expenses in the near-term, and its ability to reduce long-term expenses is constrained by its need to continue investment in its growth strategy. Any failure to develop and scale such manufacturing processes and capabilities within Lion’s projected costs and timelines could have a material adverse effect on its business, results of operations or financial condition.
Lion may not be able to successfully implement its growth strategy, on a timely basis or at all, and it may be unable to manage future growth effectively.
Lion’s future growth, results of operations and financial condition depend upon its ability to successfully implement its growth strategy, which, in turn, is dependent upon a number of factors, some of which are beyond Lion’s control, including its ability to:
•economically manufacture and sell its vehicles at scale and meet customers’ business needs;
•effectively introduce new products and implement new technology-driven services and solutions;
•complete the construction of the Lion Campus and finalize the industrialization of the Joliet Facility, in each case at a reasonable price and on a timely basis;
•secure and maintain required strategic supply arrangements;
•keep pace with technological change affecting the battery electric vehicle industry;
•effectively compete in the markets in which it operates; and
•attract and retain management or other employees who possess specialized market knowledge and technical skills.
There can be no assurance that Lion can successfully achieve any or all of the above initiatives in the manner or time period that it expects. Further, achieving these objectives will require investments which may result in both short-term and long-term costs. Lion cannot provide any assurance that it will realize, in full or in part, the anticipated benefits it expects to generate from its growth strategy. Failure to realize those benefits could have a material adverse effect on Lion’s business, results of operations or financial condition.
Even if it can achieve the above benefits and successfully implement its growth strategy, any failure to manage its growth effectively could materially and adversely affect Lion’s business, results of operations or financial condition. Lion intends to expand its operations significantly, which will require it to hire and train new employees across all divisions; accurately forecast supply and demand, production and revenue; control expenses and investments in anticipation of expanded operations; establish new or expand current design, production, and sales and service facilities; and implement and enhance administrative infrastructure, systems and processes. Failure to efficiently manage any of the above could have a material adverse effect on Lion’s business, results of operations or financial condition.
Failure to drastically increase manufacturing capacity and efficiency could have a material adverse effect on Lion’s business, results of operations or financial condition.

Although Lion’s existing Saint-Jerome, Quebec, manufacturing facility is able to satisfy Lion’s current manufacturing requirements, Lion may be unable to expand its business, satisfy demand from its current and new customers, maintain its competitive position and improve profitability if it is unable to drastically increase manufacturing capacity and efficiency. The industrialization of the Joliet Facility and construction of the upcoming battery manufacturing plant at the Lion Campus requires significant cash and management resources and may not meet Lion’s expectations with respect to increasing capacity, efficiency and satisfying additional demand. For example, if there are delays in the Joliet Facility becoming fully operational or achieving target yields and output, Lion may not meet its target for adding capacity, which would limit its ability to increase sales and result in lower than expected sales and higher than expected costs and expenses. Failure to drastically increase manufacturing capacity or otherwise satisfy customers’ demands may result in a loss of market share to competitors, damage Lion’s relationships with its key customers, a loss of business opportunities or otherwise materially adversely affect its business, results of operations or financial condition.
Lion is dependent on its manufacturing facilities. If one or more of its current or future manufacturing facilities becomes inoperable, capacity constrained or if operations are disrupted, Lion’s business, results of operations or financial condition could be materially adversely affected.
Lion’s revenue is and will be dependent on the continued operations of its Saint-Jerome, Quebec, manufacturing facility as well as its Joliet Facility and upcoming battery manufacturing plant at the Lion Campus. To the extent that Lion experiences any operational risk including, among other things, fire and explosions, severe weather and natural disasters (such as floods and hurricanes), failures in water supply, major power failures, equipment failures (including any failure of its information technology, air conditioning, and cooling and compressor systems), failures to comply with applicable regulations and standards, labor force and work stoppages, or if its current or future manufacturing facilities become capacity constrained, Lion will be required to make capital expenditures even though it may not have available resources at such time. Additionally, Lion may not be adequately covered by its insurance policies to cover for such capital expenditures. As a result, Lion’s insurance coverage and available resources may prove to be inadequate for events that may cause significant disruption to its operations. Any disruption in Lion’s manufacturing processes could result in delivery delays, scheduling problems, increased costs, or production interruption, which, in turn, may result in its customers deciding to purchase products from its competitors. Lion is and will be dependent on its current and future manufacturing facilities which will in the future require a high degree of capital expenditures. If one or more of Lion’s current or future manufacturing facilities becomes inoperative, capacity constrained or if operations are disrupted, its business, results of operations or financial condition could be materially adversely affected.
Lion may in the future need to raise additional funds to meet its capital requirements and such funds may not be available to Lion on commercially reasonable terms or at all when it needs them, which could materially adversely affect Lion’s business, results of operations or financial condition.
The development, design, manufacturing, sale and servicing of Lion’s battery electric vehicles is capital-intensive. Among other things, the industrialization of the Joliet Facility and the construction of the upcoming battery plant at the Lion Campus, as well as the ramp-up in production capacity and hires, require significant cash. While Lion continues to have a solid cash balance as a result of the funds raised in connection with the Business Combination and PIPE Financing (as defined below), its business and growth strategy are capital-intensive, and the specific timing of cash inflows and outflows may fluctuate substantially from period to period. As a result of the foregoing, Lion may in the future need to raise additional funds, including through the issuance of equity, equity related or debt securities or through obtaining credit from government or financial institutions, to meet its capital requirements. The availability of additional funds to Lion will depend on a variety of factors, some of which are outside of its control. Additional funds may not be available to Lion on commercially reasonable terms or at all when it needs them, which could materially adversely affect its business, results of operations or financial condition. If additional funds are raised by issuing equity securities, shareholders of Lion may incur dilution.
Lion has a history of losses and negative cash flows from operating activities and there is no guarantee it will achieve or sustain profitability.
Lion incurred an operating loss of approximately $120 million for the year ended December 31, 2021, approximately $73 million for the year ended December 31, 2020, and operating earnings of approximately $1 million for the year ended December 31, 2019. Further, Lion had negative cash flows from operating activities of approximately $131 million for the year ended December 31, 2021, approximately $27 million for the year ended December 31, 2020, and approximately $7 million for the year ended December 31, 2019. These operating losses and negative cash flows are the result of the substantial investments Lion made to grow its business, and Lion expects to make significant expenditures to expand its business in the future. Lion continues to expect to incur significant expenditures in connection with its growth strategy, both in the United States and Canada, including as a result of the expected increase in costs related to: the construction of the Lion Campus and scale up of the Joliet Facility; the design, development and production of its new products; the hire of additional employees across all divisions; the production of an inventory of its vehicles; the buildup of inventories of parts and components for its vehicles; the expansion of its design, development, installation and servicing capabilities, including the planned construction of additional research and development centers and Lion experience centers; and an increase in its administrative functions to support its growth. Lion also expects to continue spending on technical and other operational enhancements to its business and to increase investment in research and development as it continues to introduce new products and solutions with a view to offer full turnkey transition services towards fleet electrification to its customers. While Lion expects to generate positive cash flows over time, the aforementioned anticipated increased expenditures will make it harder for Lion to achieve profitability and positive cash flow and Lion cannot guarantee it will achieve either in the near term or at all. If Lion is unable to generate adequate revenue growth and manage its expenses, it may continue to incur losses and have negative cash flows from operating activities and there is no guarantee it will achieve or sustain profitability or positive cash flows. Even if Lion is able to successfully and economically develop, manufacture and distribute its vehicles on schedule and at scale, there can be no assurance that it will be commercially successful.
Lion may make decisions that would reduce its short-term operating results if it believes those decisions will improve the quality of its products or services and if it believes such decisions will improve its operating results over the long-term. These decisions may not be consistent with the expectations of investors and may not produce the long-term benefits that Lion expects, in which case Lion’s business, results of operations or financial condition may be materially and adversely affected.
Lion may not succeed in establishing, maintaining and strengthening its brand, which would materially and adversely affect customer acceptance of its vehicles, which could materially adversely affect its business, results of operations or financial condition.
Lion’s business and prospects heavily depend on its ability to develop, maintain and strengthen the Lion brand. If it is unable to establish, maintain and strengthen its brand, Lion may lose the opportunity to build and maintain a critical mass of customers. Lion’s ability to develop, maintain and strengthen the Lion brand will depend heavily on the success of its marketing efforts, and doing so may be challenging due to Lion’s limited operating history relative to established competitors, customer unfamiliarity with its products, any delays it may experience in scaling manufacturing, delivery and service operations to meet demand, competition and uncertainty regarding the future of electric vehicles, Lion’s quarterly production and sales performance compared with market expectations and past quarters, and other factors including those over which Lion has no control. The all-electric vehicle industry, and the alternative fuel vehicle industry in general, are highly competitive, and Lion may not be successful in building, maintaining and strengthening its brand. Many of Lion’s current and potential competitors, particularly automobile manufacturers headquartered in the United States, Japan and the European Union, have greater name recognition, broader customer relationships and substantially greater marketing resources than Lion. Failure to develop and maintain a strong brand would materially and adversely affect customer acceptance of Lion’s vehicles, could result in suppliers and other third parties being less likely to invest time and resources in developing business relationships with Lion, and could materially adversely affect Lion’s business, results of operations or financial condition.
Increases in costs, disruption of supply or shortage of raw materials, particularly lithium-ion battery cells, could materially adversely affect Lion’s business, results of operations or financial condition.
Lion has experienced and may continue to experience increases in the cost or a sustained interruption in the supply or shortage of raw materials, including as a result of the current global supply chain disruptions or other factors which may or may not be specific to Lion. Any such increase in cost or supply interruption or shortage could materially adversely affect Lion’s business, results of operations or financial condition. Components in Lion’s vehicles are made of various raw materials, including aluminum, steel, carbon fiber, non-ferrous metals (such as copper), and other materials and minerals used to manufacture lithium-ion batteries. The prices for these raw materials may fluctuate depending on market conditions, global supply and demand for these materials and geopolitical risks, such as the current military conflict between Russia and Ukraine and related sanctions, export controls or other actions that may be initiated by nations, and could materially affect Lion’s business, results of operations or financial condition. Although Lion has secured long-term contractual arrangements with suppliers with respect to the supply of key components of its vehicles, including lithium-ion batteries, Lion is nevertheless exposed to multiple risks relating to price fluctuations for lithium-ion cells. These risks include:

•the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the electric vehicle industry as demand for such cells increases;
•disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers;
•increased regulation of supply chains to account for, among other things, environmental and/or human rights risks; and
•an increase in the cost of raw materials used in lithium-ion cells, such as cobalt.
Any disruption in the supply of battery cells or other key vehicle components could temporarily disrupt production of Lion’s vehicles until a different supplier is fully qualified. Moreover, battery cell manufacturers may refuse to supply electric vehicle manufacturers if they determine that the vehicles are not sufficiently safe. Furthermore, various fluctuations in market and economic conditions may cause Lion to experience significant increases in freight charges and raw material costs. Substantial increases in the prices for raw materials would increase Lion’s operating costs and could reduce Lion’s margins if the increased costs cannot be recouped through increased vehicle prices. There can be no assurance that Lion will be able to recoup increasing costs of raw materials by increasing vehicle prices.
In the future, Lion intends to supplement lithium-ion batteries from its suppliers with 21700 cylindrical cell-based battery manufactured by Lion at the Lion Campus, which Lion believes will be more efficient, manufacturable at greater volumes and more cost-effective than currently available battery modules. However, Lion’s efforts to develop and manufacture such battery modules have required and may require significant investments, and there can be no assurance that Lion will be able to achieve these targets in the timeframes that it has planned or at all. If Lion is unable to do so, it may have to curtail its planned vehicle production or procure additional battery modules from suppliers at potentially greater costs, either of which could materially adversely affect Lion’s business, results of operations or financial condition.
Lion’s vehicles use lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame.
The battery packs within Lion’s vehicles use lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While the battery pack is designed to contain any single cell’s release of energy without spreading to neighboring cells, a field or testing failure of Lion’s vehicles could occur, which could result in bodily injury or death and could subject Lion to lawsuits, product recalls, or redesign efforts, all of which would be time consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications, the social and environmental impacts of cobalt mining or any future incident involving lithium-ion cells, such as a vehicle or other fire, even if such incident does not involve Lion’s vehicles, could materially adversely affect Lion’s business, results of operations or financial condition.
In addition, manufacturing of Lion’s vehicles requires it to store a significant number of lithium-ion cells at its facility. Any mishandling of battery cells may cause disruption to the operation of Lion’s current or future facilities. While Lion has implemented safety procedures related to the handling of the cells, a safety issue or fire related to the cells could disrupt Lion’s operations. Such damage or injury could lead to adverse publicity and potentially a safety recall. Moreover, any failure of a competitor’s electric vehicle or energy storage product may cause indirect adverse publicity for Lion and its products. Such adverse publicity could negatively affect Lion’s brand or could materially adversely affect Lion’s business, results of operations or financial condition.
Lion may not be able to adequately forecast the supply and demand for its vehicles, its manufacturing capacity or its profitability under long term supply arrangements, including the MPA with the Specified Customer, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue.
It is difficult to predict Lion’s future sales and appropriately budget for Lion’s expenses, and Lion may have limited insight into trends that may emerge and affect its business. Lion will be required to provide forecasts of its demand to its suppliers several months prior to the scheduled delivery of products to customers. Currently, there is limited historical basis for making judgments on the future demand for Lion’s vehicles or its ability to mass develop, manufacture and deliver vehicles at scale, or Lion’s profitability in the future. If Lion fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays. If Lion overestimates manufacturing requirements, its suppliers may have excess inventory, which indirectly would increase Lion’s costs. If Lion underestimates manufacturing requirements, its suppliers may have inadequate inventory, which could interrupt manufacturing of Lion’s vehicles and result in delays in shipments and revenues. In addition, lead times for materials and components that Lion’s suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If Lion fails to order sufficient quantities of product components in a timely manner, the delivery of vehicles to its customers could be delayed, which could materially adversely affect its business, results of operations or financial condition.
In addition, the MPA (as defined below) with the Specified Customer (as defined below) requires Lion to reserve necessary manufacturing capacity to deliver up to 500 trucks per year between now and 2025 and the greater of 500 trucks per year or 10% of Lion’s manufacturing capacity from 2026 to 2030, which could hinder Lion’s ability to capitalize on future business opportunities. Moreover, some of Lion’s customers, including the Specified Customer under the MPA, operate on a purchase order basis, which means such customers are not required to purchase any specified minimum quantity of vehicles beyond the quantities in an existing purchase order and may in certain circumstances cancel or reschedule purchase orders on relatively short notice. Cancellations or rescheduling of customer orders could result in the delay or loss of anticipated sales without allowing sufficient time to reduce, or delay the incurrence of, corresponding inventory and operating expenses, which could materially adversely affect Lion’s business, results of operations or financial condition.
Lion’s operating and financial results may vary significantly from period to period due to fluctuations in its operating costs and other factors.
Lion expects its period-to-period operating and financial results to vary based on a multitude of factors, some of which are outside of Lion’s control. Lion expects its period-to-period financial results to vary based on operating costs, which it anticipates will fluctuate with the pace at which it increases its manufacturing capacity and continues to design, develop and produce new products. In addition, Lion’s revenues from period to period may fluctuate as it develops and introduces new vehicles. As a result of these factors, Lion believes that quarter-to-quarter comparisons of its operating or financial results, especially in the short term, are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance.
Lion may experience delays in the design, production and launch of its new products.
Lion’s product offering consists of (i) trucks, being Lion6 (Class 6 truck), Lion8 (Class 8 truck), Lion8 Reefer, and Lion8 Refuse trucks, (ii) school buses, being LionC (Type C school bus) and LionA (Type A school bus) and (iii) a shuttle bus, the LionM. Lion’s development pipeline consists of eight additional all-electric urban vehicles, five of which are expected to be commercialized in 2022. Vehicle manufacturers often experience, and the Company has in the past experienced delays in the design and launch of new products. Any delay in the financing, design, production and launch of new models, including future production of the aforementioned all-electric trucks, school buses and ambulance, or in doing so cost-effectively and with high quality, could harm Lion’s reputation and brand or materially adversely affect its business, results of operations or financial condition.
Failure to carry adequate insurance coverage may have a material adverse effect on Lion’s business, results of operations or financial condition.
Lion maintains liability insurance, property and business interruption insurance, cargo insurance, cybersecurity insurance, automotive liability insurance and directors and officers insurance, and such insurance coverage reflects deductibles, self-insured retentions, limits of liability and similar provisions. However, there is no guarantee that Lion’s insurance coverage will be sufficient, or that insurance proceeds will be paid to Lion in a timely manner. In addition, there are types of losses Lion may incur but against which it cannot be insured or which it believes are not economically reasonable to insure, such as losses due to acts of war and certain natural disasters. If Lion incurs these losses and they are material, its business, results of operations or financial condition could be materially adversely affected. Moreover, Lion may not be able to maintain insurance policies in the future at reasonable costs, on acceptable terms or with adequate coverage for certain specific risks or types of assets, such as batteries, which in turn may adversely affect the Company's business, results of operations or financial condition.
Increased freight and shipping costs or disruptions in transportation and shipping infrastructure could materially adversely impact Lion’s business, results of operations or financial condition.
Lion uses external freight shipping and transportation services to transport and deliver its vehicles as well as subcomponents and raw materials incorporated therein. Adverse fluctuations in freight costs, limitations on shipping and receiving capacity, and other disruptions in the transportation and shipping infrastructure at important shipping and delivery points for Lion’s products, as well as for subcomponents incorporated in Lion’s vehicles have affected and could materially adversely affect Lion’s business, financial condition and results of operations. For example, during 2021, global supply chain disruptions relating to the COVID-19 pandemic resulted in delivery delays and increases in transportation costs which negatively affected Lion’s cost of sales and gross profits. Further delivery delays and increases in transportation costs (including through increased fuel costs, increased carrier rates or driver wages as a result of driver shortages, a decrease in transportation capacity, or work stoppages or slowdowns) could significantly decrease Lion’s ability to make sales and earn profits. Labor shortages or work stoppages in the transportation industry or long-term disruptions to the national and international transportation infrastructure that lead to delays or interruptions of deliveries or which would necessitate Lion securing alternative shipping suppliers has increased and could also increase Lion’s costs or otherwise materially adversely affect its business, results of operations or financial condition.
Lion is highly dependent on the services of Marc Bedard, its CEO—Founder, and the rest of its senior management team. Lion’s inability to retain Mr. Bedard or attract and retain management or other employees who possess specialized market knowledge and technical skills could affect its ability to compete, manage operations effectively or develop new products or otherwise materially adversely affect its business, results of operations or financial condition.
Lion’s success depends, in part, on its ability to retain its key personnel, in particular management and other employees who possess specialized market knowledge and technical skills. Lion is highly dependent on the services of Marc Bedard, its CEO—Founder and second largest shareholder. Mr. Bedard is the source of many of the innovative ideas driving Lion and their execution. If Mr. Bedard were to discontinue his service for Lion due to death, disability or any other reason, Lion would be significantly disadvantaged. The unexpected loss of or failure to retain one or more of Lion’s key employees could adversely affect Lion’s business, results of operations or financial condition. Lion does not currently maintain key man life insurance policies with respect to Mr. Bedard or any other officer.
Lion’s success also depends, in part, on its continuing ability to identify, hire, attract, train, develop and retain other highly qualified personnel with specialized market knowledge and technical skills. Experienced and highly skilled employees are in high demand and competition for these employees can be intense, and Lion’s ability to hire, attract and retain them depends on Lion’s ability to provide competitive compensation. Lion may not be able to attract, assimilate, develop or retain qualified personnel in the future, and Lion’s failure to do so could materially adversely affect its business, results of operations or financial condition. Any failure by Lion’s management team and employees to perform as expected may have a material adverse effect on its business, financial condition and operating results.
Any deterioration in relationships with Lion’s employees, work stoppage or similar difficulties, or potential labor and union activities could have a material adverse effect on Lion’s business, results of operations or financial condition.
Although none of Lion's employees are currently represented by a labor union, it is common throughout the vehicle manufacturing industry for employees to belong to a union, which can result in higher employee costs, operational restrictions and increased risk of disruption to operations. The maintenance of a productive and efficient labor environment and, in the event of unionization of employees, the successful negotiation of a collective bargaining agreement, cannot be assured. A deterioration in relationships with employees or in the labor environment could result in work interruptions or other disruptions, or cause management to divert time and resources from other aspects of Lion’s business, any of which could have a material adverse effect on Lion’s business, results of operations or financial condition. The Company may also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on Lion's business, results of operations or financial condition.

Lion’s employees and independent contractors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could have a material adverse effect on its business, results of operations or financial condition.
Lion is exposed to the risk that its employees, independent contractors or other parties it collaborates with may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or other activities that violate laws and regulations, including production standards, federal, state and provincial fraud, abuse, data privacy and security laws, other similar laws or laws that require the true, complete and accurate reporting of financial information or data. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions Lion takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, Lion is subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against Lion and it is not successful in defending itself or asserting its rights, those actions could have a material adverse effect on its business, results of operations or financial condition, including, without limitation, by way of imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of its operations.
Lion has and may in the future make strategic alliances, partnerships or investments or acquisitions, all of which could divert management’s attention, result in Lion incurring significant costs or operating difficulties and dilution to its shareholders and otherwise disrupt its operations and materially adversely affect its business, results of operations or financial condition.
Pursuing potential strategic alliances, partnerships or investments or acquisitions and/or inorganic growth opportunities is part of Lion’s growth strategy. There are risks associated with any strategic partnership or arrangement, the termination or operation of joint ventures or other strategic alliances and pursuing strategic acquisitions or investment opportunities, including:
•the sharing of confidential information;
•the diversion of management’s time and focus from operating its business;
•the use of resources that are needed in other areas of its business;
•unforeseen costs or liabilities;
•adverse effects to Lion’s existing business relationships with partners and suppliers;
•litigation or other claims arising in connection with the acquired company, investment, partnership or joint venture;
•the possibility of adverse tax consequences;
•in the case of an acquisition, implementation or remediation of controls, procedures and policies of the acquired company;
•in the case of an acquisition, difficulty integrating the accounting systems and operations of the acquired company; and

•in the case of an acquisition, retention and integration of employees from the acquired company, and preservation of its corporate culture.
Lion may have limited ability to monitor or control the actions of any third party involved in any such transaction and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, Lion may also suffer negative publicity or harm to its reputation by virtue of its association with any such third party. Participation in strategic alliances, partnerships or investments or acquisitions may also result in dilutive issuances of equity securities, which could adversely affect the price of the common shares of the Company, or result in issuances of securities with superior rights and preferences to the common shares of the Company or the incurrence of debt with restrictive covenants that limit Lion’s future uses of capital in pursuit of business opportunities. Lion may also not be able to identify opportunities for strategic partnerships or arrangements, acquisition or investments that meet its strategic objectives, or to the extent such opportunities are identified, may not be able to negotiate terms with respect to such opportunity that are acceptable to it. At this time Lion has made no commitments or agreements with respect to any such material transactions.
The terms of Lion’s debt instruments contain, and the terms of its future indebtedness may contain, certain covenants that restrict its ability to engage in certain transactions.
The instruments governing Lion’s indebtedness contain restrictive covenants that may limit its discretion with respect to certain business matters and require it to meet certain financial ratios and financial condition tests. Lion may also incur future indebtedness that might subject it to additional covenants and restrictions that could affect its financial and operational flexibility. The restrictions in the instruments governing Lion’s indebtedness may prevent it from taking actions that it believes would be in the best interest of its business and may make it difficult for it to execute its business strategy successfully or effectively compete with companies that are not similarly restricted.
Lion’s ability to comply with the covenants and restrictions contained in the instruments governing its indebtedness may be affected by economic, financial and industry conditions beyond its control. A breach of any of these covenants or restrictions could result in a default under the applicable debt instrument that would permit applicable lender(s) to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest, or cause cross-defaults under Lion’s other debt. If Lion is unable to repay its indebtedness, lenders could proceed against the collateral securing the debt. In any such case, Lion may be unable to borrow under the agreements under which such other indebtedness is issued, which could have a material adverse effect on its business, results of operations or financial condition.
Fluctuations in foreign currency exchange rates could result in declines in reported sales and net earnings.
Lion reports its financial results in U.S. dollars and a material portion of its sales and operating costs are realized in currencies other than the U.S. dollar. For the year ended December 31, 2021, approximately 65% of Lion’s revenues were realized in Canada. Lion is also exposed to other currencies such as the Euro, and may in the future be exposed to other currencies. If the value of any currencies in which sales are realized, particularly the Canadian dollar, depreciates relative to the US dollar, Lion’s foreign currency revenue will decrease when translated to U.S. dollars for reporting purposes. In addition, any depreciation in foreign currencies could result in higher local prices, which may negatively impact local demand and have a material adverse effect on Lion’s business, results of operations or financial condition. Alternatively, if the value of any of the currencies in which operating costs are realized appreciates relative to the U.S. dollar, Lion’s operating costs will increase when translated to U.S. dollars for reporting purposes. Although these risks may sometimes be naturally hedged by a match in sales and operating costs denominated in the same currency, fluctuations in foreign currency exchange rates, particularly the US-Canadian dollar exchange rate, could create discrepancies between Lion’s sales and operating costs in a given currency that could have a material adverse effect on its business, results of operations or financial condition. Fluctuations in foreign currency exchange rates could also have a material adverse effect on the relative competitive position of Lion’s products in markets where it faces competition from manufacturers who are less affected by such fluctuations in exchange rates, especially in the U.S. market.
While Lion actively manages its exposure to foreign-exchange rate fluctuations and may enter into hedging contracts from time to time, such contracts hedge foreign-currency denominated transactions and any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Furthermore, Lion does not have foreign-exchange hedging contracts in place with respect to all currencies in which it does business. As a result, there can be no assurance that Lion’s approach to managing its exposure to foreign-exchange rate fluctuations will be effective in the future or that Lion will be able to enter into foreign-exchange hedging contracts as deemed necessary on satisfactory terms.
Lion faces risks related to the COVID-19 pandemic which could have a material adverse effect on its business, results of operations or financial condition.
The decree of a COVID-19 state of pandemic in March 2020 has resulted in the enactment of numerous measures by the federal, provincial, state and municipal governments in Canada and the United States and by governments in other countries in which Lion’s suppliers operate, which impacted Lion’s operations. From time to time, these measures have resulted either in a full shutdown or in a significant reduction in the operations of Lion’s manufacturing facility. In some cases, the relaxation of such measures has been followed by actual or contemplated returns to stringent restrictions on gatherings or commerce, including in parts of Canada and the United States. These measures have also impacted the Company’s research and development, marketing, sales and after-market activities. Similarly, these measures have significantly impacted customers, suppliers and other business partners, and their respective businesses.
Global trade conditions that originated during the COVID-19 pandemic continue to persist and may also have long-lasting adverse impact on Lion and its industries independently of the progress of the pandemic. For example, pandemic-related issues have exacerbated port congestion and intermittent supplier shutdowns and delays, resulting in additional expenses to expedite delivery of critical parts. Similarly, increased demand for personal electronics has created a shortfall of semiconductors, which has caused challenges in supply chain of electric vehicle manufacturers and production. In addition, labor shortages resulting from the COVID-19 pandemic have led and will continue to lead to increased difficulty in hiring and retaining manufacturing and service workers, as well as increased labor costs for Lion and its suppliers. In addition, increased costs and/or delays in the Company's ramp-up and growth projects such as the industrialization of the Joliet Facility and the construction of the Lion Campus could be exacerbated by the current pandemic conditions and the challenges described above. Sustaining Lion’s production trajectory will require the ongoing readiness and solvency of its suppliers and vendors, and a stable and motivated production workforce.
There continues to be uncertainty surrounding the COVID-19 pandemic, including as a result of the effect of the currently prevalent variants and the potential emergence of other variants of the virus in the future. The COVID-19 pandemic significantly negatively impacted the global economy in 2020 and 2021 and may continue to do so in the future. Given the dynamic nature of the pandemic, as demonstrated by the emergence of COVID-19 variants, infection and vaccination rates, and governmental regulations and measures that continue to fluctuate, the full extent to which COVID-19 (including as a result of the effect of the currently prevalent variants and the potential emergence of other variants of the virus in the future) impacts Lion’s business, results of operations or financial condition or the global economy and the markets in which Lion operates and sells its products, including Canada and the United States, will depend on unknown future developments which Lion cannot predict. Accordingly, management continues to closely monitor the evolving situation. Furthermore, depending on the extent and duration of the COVID-19 pandemic, it may also have the effect of heightening many of the other risks described in this Annual Report.
Unfavorable economic conditions may have a material adverse effect on Lion’s business, results of operations and financial condition.
Lion’s operations and timelines may be affected by global economic markets and levels of consumer comfort and spend, including recessions, slow economic growth, economic and pricing instability, increase of interest rates and credit market volatility, all of which could impact demand in the worldwide transportation industries or otherwise have a material adverse effect on Lion’s business, operating results and financial condition. In addition, the global COVID-19 pandemic has impacted economic markets, manufacturing operations, supply chains, employment and consumer behavior in nearly every geographic region and industry across the world, and Lion has been, and may in the future be, adversely affected as a result thereof. Because the impact of current conditions on an ongoing basis is yet largely unknown, is rapidly evolving and has been varied across geographic regions, this ongoing assessment will be particularly critical to allow Lion to accurately project supply and demand and infrastructure requirements globally and allocate resources accordingly. If current global market conditions continue or worsen, Lion’s business, results of operations and financial condition could be materially adversely affected.
Natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, boycotts and geo-political events could materially adversely affect Lion’s business, results of operations or financial condition.
The occurrence of one or more natural disasters, such as hurricanes and earthquakes, unusually adverse weather, epidemic or pandemic outbreaks, such as the ongoing COVID-19 pandemic, boycotts and geo-political events, such as civil unrest and acts of terrorism, the current military conflict between Russia and Ukraine or similar disruptions could materially adversely affect Lion’s business, results of operations or financial condition. These events could result in physical damage to property, an increase in energy prices and raw materials, potential supply chain disruptions, temporary or permanent closure of one or more of Lion’s current or planned facilities, temporary lack of an adequate workforce in a market, temporary or long-term disruption in the supply of raw materials, product parts and components, temporary disruption in transport from overseas, or disruption to Lion’s information systems. Lion may incur expenses or delays relating to such events outside of its control, which could have a material adverse impact on its business, operating results and financial condition.
Risks Related to Customers and Suppliers
Lion’s growth will depend on its ability to successfully attract new customers and secure firm orders from them and to retain existing customers and engage them into additional deployments in the future. Failure to increase sales to both new and existing customers could have a material adverse effect on Lion’s business, results of operations or financial condition.
Lion’s success, and its ability to increase revenue and operate profitably, depends in part on its ability to identify new customers and secure firm orders from them, its ability to retain existing customers and engage them into additional deployments in the future, and its ability to meet current and new customers business needs. Failure to achieve any of the foregoing could materially and adversely affect Lion’s business, results of operations or financial condition. Lion may fail to attract new customers or retain existing customers, retain revenue from existing customers or increase sales to both new and existing customers as a result of a number of other factors, including:
•reductions in Lion’s existing or potential customers’ spending levels;
•increases to customer borrowing costs as a result of higher inflation levels;
•competitive factors affecting the battery electric vehicles industry, including the introduction of other alternative fuel vehicles or other technologies; discount, pricing and other strategies that may be implemented by its competitors;
•its ability to execute on its growth strategy;
•a decline in its customers’ level of satisfaction with its vehicles and services;
•changes in its relationships with third parties, including its suppliers and other partners;
•the timeliness and success of new products it may offer in the future;
•its focus on long-term value over short-term results, meaning that Lion may make strategic decisions that may not maximize its short-term revenue or profitability if it believes that the decisions are consistent with its vision and will improve its financial performance over the long-term.
Lion is dependent on third-party suppliers, some of which are single-source suppliers, and Lion expects to continue to rely on third-party suppliers. The inability of any such supplier to deliver necessary parts or components according to Lion’s schedule and at prices, volumes and quality levels acceptable to it, Lion’s inability to efficiently manage these parts or components, or the termination or interruption of any supply arrangement could materially adversely affect Lion’s business, results of operations or financial condition.
Lion is dependent on its third-party suppliers, some of which are single or limited source suppliers and are also dependent on Lion's ability to source suppliers, to supply and manufacture parts and components included in its vehicles, and it expects to continue to rely on third parties to supply and manufacture such parts and components in the future, as well as to complete the building of its supply chain for its manufacturing operations in both Canada and the U.S., while effectively managing the risks arising from such relationships. While Lion obtains components from multiple sources whenever possible, some of the components used in its vehicles, including certain key battery system components, are purchased from a single source. While Lion believes that it may be able to establish alternate supply relationships and can obtain or potentially engineer replacement components for some of its single source components, it may be unable to do so in the short term or at all, or at prices, volumes or quality levels that are acceptable to it. In addition, the inability of any of Lion’s suppliers to deliver necessary parts or components according to Lion’s schedule and at prices, volumes or quality levels acceptable to Lion, Lion’s inability to efficiently manage these parts or components, or the termination or interruption of any material supply arrangement could materially adversely affect Lion’s business, results of operations or financial condition. Any disruption in the supply of parts or components, whether or not from a single source supplier, could temporarily disrupt manufacturing of Lion’s vehicles until an alternative supplier is able to supply the required material. Changes in business conditions, unforeseen circumstances, governmental changes, and other factors beyond Lion’s control or which it does not presently anticipate, could also affect Lion’s suppliers’ ability to deliver components to Lion on a timely basis and ultimately, Lion’s ability to economically manufacture and distribute its vehicles. Any of the foregoing could materially adversely affect Lion’s business, results of operations or financial condition.
Also, if any of Lion’s suppliers become economically distressed or go bankrupt, Lion may be required to provide substantial financial support or take other measures to ensure supplies of components or materials, which could increase its costs, affect its liquidity or cause production disruptions, all of which could materially adversely affect Lion’s business, results of operations or financial condition.
Lion has limited experience servicing the urban trucks it distributes. Failure to address the servicing requirements of its customers could harm Lion’s reputation or materially adversely affect its business, results of operations or financial condition.
Lion has limited experience in servicing the urban trucks it distributes, including its class 6 and 8 trucks available for purchase today, and it expects to be required to increase its servicing capabilities as it scales its operations and continues to grow, including by building new Lion experience centers in the U.S. and Canada. Servicing electric vehicles is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques. Although Lion believes the experience it has gained servicing its electric buses and in the initial deliveries of urban trucks positions it well to service its urban trucks and future products, Lion has limited after-sale experience of maintaining and servicing urban trucks for its customers, and there is no guarantee Lion will be able to do so. Failure to address the servicing requirements of its customers could harm Lion’s reputation or materially adversely affect its business, results of operations or financial condition. If the Company experiences delays in adding such servicing capacity or servicing its vehicles efficiently, or experience unforeseen issues with the reliability of its vehicles, particularly higher-volume and relatively newer additions to its product offering, it could overburden its servicing capabilities and parts inventory.
Lion’s customers will also depend on Lion’s customer support team to resolve technical and operational issues relating to the software integrated in its vehicles. Lion’s ability to provide effective customer support is largely dependent on its ability to attract, train and retain qualified personnel with experience in supporting customers on platforms such as Lion’s platform. As it continues to grow, additional pressure may be placed on Lion’s customer support team, and Lion may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support. Lion may also be unable to modify the future scope and delivery of its technical support to compete with changes in the technical support provided by its competitors. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect Lion’s results of operation. If Lion is unable to successfully address the servicing requirements of its customers or establish a market perception that it maintains high-quality support, it may be subject to claims from its customers, including for loss of revenue or damages, and its business, results of operations or financial condition may be materially and adversely affected.
Lion’s future growth is dependent upon the trucking and busing industries’ and Lion’s other customers’ willingness to adopt all-electric vehicles and specifically Lion’s vehicles.
Lion’s future growth is highly dependent upon the adoption by the commercial trucking and busing industries and Lion’s other target consumers of, and Lion is subject to an elevated risk of any reduced demand for, alternative fuel vehicles in general and electric vehicles in particular. If the market for electric vehicles does not develop at the rate or in the manner or to the extent that Lion expects, or if critical assumptions Lion has made regarding the efficiency of its vehicles are incorrect or incomplete, Lion’s business, results of operations or financial condition may be adversely materially affected. The market for alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. Factors that may influence the adoption of alternative fuel vehicles, and specifically electric vehicles, include:
•perceptions about electric vehicle quality, safety (in particular with respect to lithium-ion battery packs), design, performance and cost;
•perceptions about vehicle safety in general, including the use of advanced technology, such as vehicle electronics, alternative fuel and regenerative braking systems;
•the limited range over which electric vehicles may be driven on a single battery charge;
•the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge or short term declines resulting from adverse weather conditions;
•the availability of service and charging stations for electric vehicles;
•concerns about electric grid capacity and reliability, which could derail past, present and future efforts to promote electric vehicles as a practical solution to vehicles which require gasoline;
•the availability of alternative fuel vehicles;
•improvements in the fuel economy of the internal combustion engine;
•the environmental consciousness of the trucking and busing industries and Lion’s other target customers;
•volatility in the cost of oil and gasoline;
•government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

•the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation;
•perceptions about and the actual cost of alternative fuel, as well as hybrid and electric vehicles; and
•macroeconomic factors.
It is unknown to what extent any possible decreases in the cost of diesel fuel may impact the market for all-electric vehicles. In addition, even if the trucking and busing industries and Lion’s other target customers adopt all-electric vehicles, Lion may be unable to establish and maintain confidence in its long-term business prospects among consumers, analysts and within the industry, and may be subject to negative publicity. The influence of any of the factors described above may cause current or potential customers not to purchase Lion’s vehicles and may otherwise materially adversely affect Lion’s business, results of operations or financial condition.
Lion’s inability to leverage vehicle and customer data could impact the servicing of its products, its software algorithms and impact research and development operations.
Lion relies on data collected from the use of its fleet of vehicles, including vehicle data and data related to battery usage statistics. Lion uses this data in connection with the servicing and normal course software updates of its products, its software algorithms and the research, development and analysis of its vehicles. Lion’s inability to obtain this data or the necessary rights to use this data or Lion’s inability to properly analyze or use this data could result in Lion’s inability to adequately service its vehicles or delay or otherwise negatively impact its research and development efforts. Any of the foregoing could materially adversely affect Lion’s business, results of operations or financial condition.
Inadequate access to charging stations could impact the demand for all-electric vehicles, and failure by Lion to meet user expectations related to, or other difficulties in providing, charging solutions could harm Lion’s reputation or materially adversely affect its business, results of operations or financial condition.
Demand for Lion's vehicles will depend in part upon the availability of a charging infrastructure. The Company markets its ability to provide its customers with comprehensive charging solutions. The Company has very limited experience in the actual provision of its charging solutions to customers and providing these services is subject to challenges, which include:
•successful integration with existing third-party charging networks;
•inadequate capacity or over capacity in certain areas, security risks or risk of damage to vehicles charging equipment or real or personal property;
•access to sufficient charging infrastructure;
•obtaining any required permits, land use rights and filings;
•the potential for lack of customer acceptance of Lion's charging solutions; and
•the risk that government support for electric vehicles and infrastructure may not continue.
While the prevalence of charging stations generally has been increasing, charging station locations are significantly less widespread than gas stations. Some potential customers may choose not to purchase Lion's vehicles because of the lack of a more widespread charging infrastructure. Further, to provide its customers with access to sufficient charging infrastructure, the Company will rely on the availability of, and successful integration of its vehicles with, third-party charging networks. Any failure of third-party charging networks to meet customer expectations or needs, including quality of experience, could impact the demand for all-electric vehicles, including Lion's. In addition, given Lion's limited experience in providing charging solutions, there could be unanticipated challenges, which may hinder its ability to provide its solutions or make the provision of its solutions costlier than anticipated. To the extent the Company is unable to meet user expectations or experience difficulties in providing charging solutions, its reputation could be harmed, and its business, results of operations or financial condition could be materially adversely affected.
Lion's distribution model is different from the typical distribution model for most vehicle manufacturers and may limit Lion’s ability to sell its vehicles directly to customers in certain states in the United States or provide service from a location in every state.
Lion operates under a distribution model pursuant to which it sells vehicles directly to customers where possible for three key reasons: (i) traditional dealerships are generally not trained to sell and demonstrate EVs and do not have the required resources to do so; (ii) traditional dealerships typically generate a sizeable portion of their overall revenues through service and maintenance and, considering that EVs generally require less service and maintenance than incumbent diesel solutions, traditional dealerships may have less incentives to sell EVs; and (iii) paying third-party dealership margins would make EVs less cost competitive for prospective customers. Many U.S. states have laws that may be interpreted to impose limitations on this direct-to-consumer sales model for manufacturers. The application of these state laws to Lion's operations is complex and may be difficult to predict. Laws in some states may limit Lion's ability to obtain dealer licenses from state motor vehicle regulators or to own or operate its own service centers. As a result, the Company may not be able to sell directly to customers in each state in the United States or provide service from a location in every state. Continued regulatory limitations and other obstacles interfering with Lion's ability to sell vehicles directly to consumers could materially adversely affect Lion's business, results of operations or financial condition.
Risks Related to Electric Vehicle Industry and Related Regulatory, Legal and Tax Matters
The electric vehicle industry and its associated technologies are rapidly evolving and may be subject to unforeseen changes. Developments in alternative or analogous technologies may adversely affect the demand for Lion’s vehicles or otherwise materially adversely affect Lion’s business, results of operations or financial condition.
The battery electric vehicle industry and its technology are rapidly evolving and may be subject to unforeseen changes. Lion may be unable to keep up with changes in electric vehicle technology or alternatives to electricity as a fuel source and, as a result, its competitiveness may suffer. Developments in alternative or analogous technologies, such as advanced diesel, ethanol, fuel cells, or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may harm Lion’s competitive position and growth prospects or materially and adversely affect Lion’s business, results of operations or financial condition, including in ways which it currently does not anticipate.

The electric vehicle industry is highly competitive and Lion is likely to face competition from a number of sources. Lion may not be successful in competing in this industry, which may materially adversely affect its business, results of operations or financial condition.
The North American medium and heavy-duty urban truck market is highly competitive today and Lion expects it will become even more so in the future. Lion’s competition for their trucks comes from manufacturers of purpose-built all-electric vehicles such as Nikola, BYD, and Xos, manufacturers of hybrid/retrofit EVs such as Workhorse, Lightning eMotors, Hyliion, and XL Fleet, and manufacturers of trucks with internal combustion engines powered by diesel fuel, which includes Traton, Daimler, Volvo, PACCAR, Hino (Toyota), and other automotive manufacturers. Lion cannot assure that customers will choose its vehicles over those of its competitors’ diesel-powered trucks. As of February 24, 2022, few class 5 to 8 electric trucks or battery electric buses are being sold in the United States or Canada. However, Lion expects that an increasing number of competitors will enter the electric truck market within the next several years.
The North American school bus market is mainly concentrated in the hands of three incumbent automotive original equipment manufacturers ("OEMs") selling primarily diesel school buses: Blue Bird Corporation, Thomas Built Buses (Daimler), and Traton. These manufacturers mainly compete with Lion’s school buses through their traditional diesel offering but are beginning to rollout electric models. In addition to the incumbent diesel school bus OEMs, a few early-stage EV OEMs have entered in competition with Lion such as Green Power Motor, which offers purpose-built electric Type D school buses, and Trans Tech, which offers retrofit electric Type A school buses. In addition, Proterra and Arrival offer electric transit buses.
Some of Lion’s current and potential competitors may also have greater financial resources, more extensive development, manufacturing, technical, marketing and service capabilities, greater brand, customer and industry recognition, a larger number of managerial and technical personnel or a lower cost of funds than Lion does or other competitive advantages relative to Lion. Many of Lion’s current and potential competitors may also be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products.
Lion expects competition in its industry to intensify in the future in light of increased demand for electric and other alternative fuel vehicles and continuing globalization. Factors affecting competition include TCO, product quality and features, innovation and development time, pricing, availability, reliability, safety, fuel economy, customer service (including breadth of service network) and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in a further downward price pressure and adversely affect Lion’s business, financial condition and results of operation. There can be no assurances that Lion will be able to compete successfully in the markets in which it operates. If Lion’s competitors introduce new vehicles or services that compete with or surpass the quality, price, performance or availability of Lion’s vehicles or services, Lion may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow it to generate attractive rates of return on its investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could materially adversely affect Lion’s business, results of operations or financial condition.

Lion’s vehicles are subject to numerous mandated safety standards. Lion may be unable to comply with such safety standards, or could incur significant costs in order to do so, which could in each case materially adversely affect its business, results of operations or financial condition.
Lion’s vehicles, and the sale of motor vehicles in general, are subject to numerous international, federal, state and provincial motor vehicle safety and other standards, including the National Traffic and Motor Vehicle Safety Act, the Federal Motor Vehicle Safety Standards, the Motor Vehicle Safety Act (Canada) and similar laws and regulations. Although Lion continuously evaluates requirements for licenses, approvals, certificates and governmental authorizations necessary to manufacture, sell or service its vehicles in the United States and Canada, it may experience difficulties in obtaining or complying with various licenses, approvals, certifications and other governmental authorizations necessary to manufacture, sell or service its vehicles, especially for future vehicles. For example, in the United States, vehicles that meet or exceed all federally mandated safety standards are certified under the federal regulations. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Similar regulations exist in other jurisdictions. Failure by Lion to maintain or obtain any necessary approval for, or otherwise satisfy motor vehicle standards with respect to, its existing or future electric vehicles, or the incurrence of material unexpected costs in connection therewith, could have a material adverse effect on Lion’s business, financial condition and operating results.
Lion is subject to substantial laws, regulations and standards, including related to product safety, health and safety and environmental matters, each of which could impose substantial costs, legal prohibitions or unfavorable changes upon its operations or products, and any failure to comply with these laws, regulations or standards, including as they evolve, could harm Lion’s reputation, subject it to significant fines and liability, negatively impact its ability to sell its vehicles or operate its manufacturing facilities and materially adversely affect its business, results of operations and financial condition.
As a manufacturing company, including with respect to its current operations at its Saint-Jerome, Quebec, facility, the industrialization of the Joliet Facility, and the construction of its battery manufacturing plant, Lion is or will be subject to complex environmental, manufacturing, health and safety laws and regulations at numerous jurisdictional levels in the U.S. and Canada, including laws relating to the use, handling, storage, recycling, disposal and human exposure to hazardous materials and with respect to constructing, operating and maintaining its facilities. The costs of compliance, including remediating contamination if any is found on Lion’s current or future properties, or at sites where Lion has sent wastes for disposal, and any changes to Lion’s operations mandated by new or amended laws, may be significant. Lion may also face unexpected delays in obtaining permits and approvals required by such laws in connection with its future facilities, which would hinder operation of these facilities and Lion’s growth. Such costs and delays may materially adversely impact Lion’s business, results of operations or financial condition. Furthermore, any violations of these laws may result in substantial fines and penalties, remediation costs, third party damages, or a suspension or cessation of Lion’s operations. In addition, battery electric vehicles are subject to substantial regulation under international, federal, state, provincial and local laws and implementing regulations. These requirements are subject to change, including as a result of shifting sociopolitical trends. For example, several jurisdictions have adopted, or are considering adopting, laws related to supply chain sustainability, particularly with regards to environmental and/or human rights characteristics. Lion incurs significant costs in complying with applicable laws and regulations and may be required to incur additional costs to comply with any changes to such laws or regulations, and any failures to comply could result in significant expenses, delays or fines, or otherwise materially adversely affect Lion’s business, results of operations or financial condition.
The unavailability, reduction or elimination of government and economic incentives due to policy changes, government regulation or otherwise, could have a material adverse effect on Lion’s business, results of operations or financial condition.
Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of the electric vehicle industry or other reasons may result in the diminished competitiveness of the alternative fuel and electric vehicle industry generally or Lion’s vehicles. While certain tax credits and other incentives for alternative energy production, alternative fuel and electric vehicles have been available in the past, there is no guarantee these programs will be available in the future. If current tax incentives are not available in the future, Lion’s business, results of operations or financial condition could be materially adversely affected.
In particular, demand for Lion’s vehicles is influenced by federal, state, provincial and local tax credits, rebates, grants and other government programs and incentives that promote the use of battery electric vehicles. These include various government programs that make grant funds available for the purchase of battery electric vehicles. Additionally, demand for Lion’s vehicles may be influenced by laws, rules, regulations and programs that require reductions in carbon emissions, such as the various measures implemented by lawmakers and regulators in California and Quebec, among others, designed to increase the use of electric and other zero-emission vehicles, including the establishment of firm goals in certain instances for the number of these vehicles operating on state roads by specified dates and the enactment of various laws and other programs in support of these goals. These programs and regulations, which have the effect of encouraging the use of battery electric vehicles, could expire or be repealed or amended for a variety of reasons. For example, parties with an interest in gasoline and diesel, hydrogen or other alternative vehicles or vehicle fuels, including lawmakers, regulators, policymakers, environmental or advocacy organizations, OEMs, trade groups, suppliers or other groups, may invest significant time and money in efforts to delay, repeal or otherwise negatively influence regulations and programs that promote the use of battery electric vehicles. Many of these parties have substantially greater resources and influence than Lion has. Further, changes in federal, state, provincial or local political, social or economic conditions, including a lack of legislative focus on these programs and regulations, could result in their modification, delayed adoption or repeal. Any failure to adopt, delay in implementation, expiration, repeal or modification of these programs and regulations, or the adoption of any programs or regulations that encourage the use of other alternative fuels or alternative vehicles over battery electric vehicles, would reduce the market for battery electric vehicles and could materially adversely affect Lion’s business, results of operations or financial condition.
Lion’s inability to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which it may apply could have a material adverse effect on its business, results of operations or financial condition.

Lion has applied, and expects in the future to apply, for federal, state and provincial grants, loans and tax incentives under government programs designed to stimulate the economy and support the production of battery electric vehicles and related technologies. Lion anticipates that in the future there will be new opportunities to apply for grants, loans and other incentives from federal, state, provincial and foreign governments. Lion’s ability to obtain funds or incentives from government sources is subject to the availability of funds under applicable government programs and approval of Lion’s applications to participate in such programs. The application process for these funds and other incentives will likely be highly competitive and will cause management to divert time and resources from other aspects of its business. Lion cannot assure that it will be successful in obtaining any of these additional grants, loans and other incentives, and Lion’s inability to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which it may apply could have a material adverse effect on its business, results of operations or financial condition.
Unfavorable changes in U.S. or Canadian laws or regulations and trade policy, including the imposition of tariffs or quotas, or changes in any free-trade arrangements such as the CUSMA could adversely affect Lion’s business, results of operations or financial condition.
While Lion plans to begin to manufacture vehicles in its Joliet, Illinois manufacturing facility in 2022, all of its vehicles are currently manufactured in, and distributed from, its Saint-Jerome, Quebec, facility. For the year ended December 31, 2021, the year ended December 31, 2020, and the year ended December 31, 2019, Lion’s total sales outside Canada represented approximately 35.0%, 50.5%, and 62.0%, respectively, of its total sales, and Lion intends to continue to expand its operations and promote its brand and vehicles in the United States. The U.S. market has been and is expected to continue generating sales growth. Several factors, including weakened international economic conditions, the introduction of new trade restrictions, increased protectionism or changes in free-trade arrangements such as the Canada-United States-Mexico Agreement (CUSMA), tariffs, negative geo-political events or an outbreak of infectious disease, a pandemic or a similar public health threat, such as the COVID-19 pandemic, could adversely affect such growth. In particular, the U.S. government has adopted a new approach to trade policy and in some cases has attempted to renegotiate or terminate certain existing bilateral or multi-lateral trade agreements. It has also imposed tariffs on certain foreign goods, including steel and certain commercial vehicle parts, which have resulted in increased costs for goods imported into the United States. There is no guarantee that further tariffs or additional trade restrictions will not be implemented on a broader range of products or raw materials. The resulting environment could have a material adverse effect on Lion’s business, results of operations or financial condition.
Tax matters and changes in tax laws could materially adversely affect Lion’s business, results of operations or financial condition.
Lion conducts operations, directly and through its U.S. subsidiaries, in Canada and the United States and is therefore subject to income taxes in Canada and the United States. Lion may also in the future become subject to income taxes in other foreign jurisdictions. Lion’s effective income tax rate could be adversely affected by a number of factors, including changes in the valuation of deferred tax assets and liabilities, changes in tax laws, changes in accounting and tax standards or practices, changes in the composition of operating income by tax jurisdiction, changes in Lion’s operating results before taxes, and the outcome of income tax audits in Canada, the United States, or other jurisdictions. Lion regularly assesses all of these matters to determine the adequacy of its tax liabilities. If any of Lion’s assessments turn out to be incorrect, Lion’s business, results of operations, or financial condition could be materially adversely affected.
Lion conducts business in the United States through its existing U.S. subsidiaries and may in the future conduct business via new subsidiaries in the United States or other jurisdictions. Due to the complexity of multinational tax obligations and filings, Lion may have a heightened risk related to audits or examinations by federal, state, provincial, and local taxing authorities in the jurisdictions in which it operates. Outcomes from these audits or examinations could have a material adverse effect on Lion’s business, results of operations, or financial condition.
The tax laws of Canada and the U.S. as well as potentially any other jurisdiction in which Lion may operate in the future, have detailed transfer pricing rules that require that all transactions with non-resident related parties satisfy arm’s length pricing principles. Although Lion believes that its transfer pricing policies have been reasonably determined in accordance with arm’s length principles, the taxation authorities in the jurisdictions where Lion carries on business could challenge its transfer pricing policies. International transfer pricing is a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities were to successfully challenge Lion’s transfer pricing policies, Lion could be subject to additional income tax expenses, including interest and penalties. Any such increase in Lion’s income tax expense and related interest and penalties could have a material adverse effect on its business, results of operations, or financial condition.
In addition, Lion is also entitled to claim certain expenses and tax credits, including research and development expenses and Scientific Research and Experimental Development tax credits. Although Lion believes that the claims or deductions have been reasonably determined, there can be no assurance that Canadian or other relevant foreign taxation authorities will agree. If a taxation authority were to successfully challenge the correctness of such expenses or tax credits claimed, or if a taxation authority were to reduce any tax credit either by reducing the rate of the grant or the eligibility of some research and development expenses in the future, Lion’s business, results of operations, or financial condition could be materially adversely affected.
Lion may also be adversely affected by changes in the relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions, and interpretations thereof, in each case, possibly with retroactive effect. For example, the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS recently entered into force among the jurisdictions that have ratified it. While Canada has ratified this convention, the United States has not yet done so. These recent changes could adversely affect Lion’s taxation, especially as Lion expands its relationships and operations internationally and could have a material adverse effect on Lion’s business, results of operations, or financial condition.
An adverse determination in any significant product liability claim against Lion could materially adversely affect its business, results of operations or financial condition.
The development, manufacturing, sale and usage of Lion’s vehicles expose Lion to significant risks associated with product liability claims. The automotive industry in particular experiences significant product liability claims, and Lion may face inherent risk of exposure to claims in the event its vehicles do not perform or are claimed to not have performed as expected. If Lion’s products are defective, malfunction or are used incorrectly by its customers, it may result in bodily injury, property damage or other injury, including death, which could give rise to product liability claims against Lion. Changes to Lion’s manufacturing processes, including as a result of its expected increase in manufacturing capacity at its Joliet, Illinois manufacturing facility and upcoming battery manufacturing plant, and the production of new products could result in product quality issues, thereby increasing the risk of litigation and potential liability. Any losses that Lion may suffer from any liability claims and the effect that any product liability litigation may have upon the brand image, reputation and marketability of Lion’s products could have a material adverse impact on Lion’s business, results of operations or financial condition.
Although Lion maintains insurance with respect to future claims in amounts it believes to be appropriate, no assurance can be given that material product liability claims will not be made in the future against Lion, or that claims will not arise in the future in excess or outside the coverage of Lion’s indemnities and insurance. Lion records provisions for known potential liabilities, but there is the possibility that actual losses may exceed these provisions and therefore negatively impact earnings. Also, Lion may not be able in the future to obtain adequate product liability insurance or the cost of doing so may be prohibitive. Adverse determinations of material product liability claims made against Lion could also harm its reputation and cause it to lose customers and could have a material adverse effect on its business, results of operations or financial condition.
Significant product repair and/or replacement due to product warranty claims or product recalls could have a material adverse impact on Lion’s business, results of operations or financial condition.
Lion generally provides a limited warranty against defects for all of its products. In addition, Lion may in the future be required to make product recalls or could be held liable in the event that some of its products do not meet safety standards or statutory requirements on product safety, even if the defects related to any such recall or liability are not covered by Lion’s limited warranty. Although Lion employs quality control procedures, products manufactured by it will need repair or replacement or may be recalled. Lion’s standard warranties generally require it to repair or replace defective products during such warranty periods at no cost to the consumer. Lion records provisions based on an estimate of product warranty claims, but there is the possibility that actual claims may exceed these provisions and therefore negatively impact Lion’s results of operations of financial condition. Although Lion has not to this date made any major product recall, it could in the future be required to make major product recalls or could be held liable in the event that some of its products do not meet safety standards or statutory requirements on product safety. In addition, the risks associated with product recalls may be aggravated if production volumes increase significantly, supplied goods do not meet Lion’s standards, Lion fails to perform its risk analysis systematically or product-related decisions are not fully documented. The repair and replacement costs that Lion could incur in connection with a recall could have a material adverse effect on its business, results of operations or financial condition. Product recalls could also harm Lion’s reputation and cause it to lose customers, particularly if recalls cause consumers to question the safety or reliability of its products, which could have a material adverse effect on its business, results of operations or financial condition.

In addition, purchase agreements with Lion’s customers may from time to time contain, in addition to Lion’s limited warranty, undertakings related to certain specific levels of performance and availability for the vehicles sold thereunder. Failure by Lion to provide the required levels of performance and availability, even if such failure is the result of factors outside of Lion’s control, could result in Lion being liable under such contractual arrangements or allow customers to terminate their arrangements with Lion. In particular, the MPA with the Specified Customer contains significant obligations from Lion in favor of the Specified Customer with respect to availability of vehicles in the ordinary course, and failure by Lion to satisfy those obligations, including if vehicle downtime and unavailability result from defects in the vehicles or preventative maintenance or maintenance issues, could result in Lion being liable for significant amounts, and any material breach by Lion under the MPA could entitle the Specified Customer to terminate the MPA and fully accelerate the vesting of the Specified Customer Warrant. Failure by Lion to meet such obligations under the MPA with the Specified Customer, especially if the volume of purchases made by the Specified Customer thereunder increases significantly, could affect Lion’s profitability or otherwise materially and adversely affect its business, results of operations or financial condition.
Risks Related to Cyber Security, Intellectual Property and Technology
Lion is subject to information technology and cybersecurity risks to operational systems, security systems, infrastructure, integrated software in its vehicles and solutions and customer data processed by it, third-party vendors or suppliers, and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent Lion from effectively operating its business, harm its reputation or materially adversely affect its business, results of operations or financial condition.
Lion is at risk for interruptions, outages and breaches of: (i) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by it or its third-party vendors or suppliers; (ii) facility security systems, owned by it or its third-party vendors or suppliers; (iii) transmission control modules or other in-product technology, owned by it or its third-party vendors or suppliers; (iv) the integrated software in Lion’s vehicles; or (v) customer or driver data that Lion processes or Lion’s third-party vendors or suppliers process on its behalf. Such cyber incidents could materially disrupt operational systems; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; compromise certain information of customers, employees, suppliers, drivers or others; jeopardize the security of Lion’s facilities; or affect the performance of transmission control modules or other in-product technology and the integrated software in Lion’s vehicles. A cyber incident could be caused by disasters, insiders (through inadvertence or with malicious intent) or malicious third parties (including nation-states or nation-state supported actors) using sophisticated, targeted methods to circumvent firewalls, encryption and other security defenses, including hacking, fraud, trickery or other forms of deception. The techniques used by cyber attackers change frequently and may be difficult to detect for long periods of time.
Although Lion maintains information technology measures designed to protect it against intellectual property theft, data breaches and other cyber incidents, such measures will require updates and improvements, and there is no guarantee that such measures will be adequate to detect, prevent or mitigate cyber incidents. Any implementation, maintenance, segregation and improvement of Lion’s systems may require significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving, expanding and updating current systems, including the disruption of Lion’s data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect Lion’s ability to manage its data and inventory, procure parts or supplies or produce, sell, deliver and service its vehicles, adequately protect its intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. Lion cannot be sure that these systems upon which it relies, including those of its third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If Lion does not successfully implement, maintain or expand these systems as planned, its operations may be disrupted, Lion’s ability to accurately and timely report its financial results could be impaired, and deficiencies may arise in Lion’s internal control over financial reporting, which may impact Lion’s ability to certify its financial results. Moreover, Lion’s proprietary information or intellectual property could be compromised or misappropriated, and its reputation may be adversely affected. If these systems do not operate as expected, Lion may be required to expend significant resources to make corrections or find alternative sources for performing these functions.
A significant cyber incident could impact Lion’s manufacturing capacity or production capability, harm its reputation, cause Lion to breach its contractual arrangements with other parties or subject Lion to regulatory actions or litigation, any of which could materially affect its business, prospects, results of operations or financial condition. In addition, Lion’s insurance coverage for cyberattacks may not be sufficient to cover all the losses it may experience as a result of a cyber incident.
Lion also collects, uses, discloses, stores, transmits and otherwise processes customer, driver and employee and others’ data as part of its business and operations, which may include personal data or confidential or proprietary information. Lion also works with partners and third-party service providers or vendors that may in the course of their business relationship with Lion collect, store and process such data on Lion’s behalf and in connection with Lion’s products and services. There can be no assurance that any security measures that Lion or its third-party service providers, vendors, or suppliers have implemented will be effective against current or future security threats. While Lion has developed systems and processes designed to protect the availability, integrity, confidentiality and security of Lion’s, Lion’s customers’, drivers’ and employees’ and others’ data, such security measures or those of its third-party service providers, vendors or suppliers could fail and result in unauthorized access to or disclosure, acquisition, encryption, modification, misuse, loss, destruction or other compromise of such data. If a compromise of such data were to occur, Lion may become liable under its contracts with other parties and under applicable law for damages and incur penalties and other costs to respond to, investigate and remedy such an incident. Laws in all 50 states of the United States and Canada require Lion to provide notice to individuals, customers, regulators, credit reporting agencies and others when certain sensitive information has been compromised as a result of a security breach or where a security breach creates a real risk of significant harm to an individual. Such laws are inconsistent and compliance in the event of a widespread data breach could be costly. Depending on the facts and circumstances of such an incident, these damages, penalties, fines and costs could be significant. Any such event could harm Lion’s reputation and result in litigation against it, or otherwise materially adversely affect its business, prospects, results of operations or financial condition.

Any unauthorized control or manipulation of the information technology systems in Lion’s vehicles could result in loss of confidence in Lion and its vehicles and harm its reputation, which could materially adversely affect its business, results of operations or financial condition.
Lion’s vehicles contain complex information technology systems and built-in data connectivity to accept and install periodic remote updates to improve or update functionality. Lion has designed, implemented and tested security measures intended to prevent unauthorized access to its information technology networks and its vehicles and related systems. However, hackers may attempt to gain unauthorized access to modify, alter and use such networks, vehicles and systems to gain control of or to change Lion’s solutions’ functionality, user interface and performance characteristics, or to gain access to data stored in or generated by the vehicles. Future vulnerabilities could be identified and Lion’s efforts to remediate such vulnerabilities may not be successful. Any unauthorized access to or control of Lion’s vehicles, or any loss of customer data, could result in legal claims or proceedings and remediation of such problems could result in significant, unplanned capital expenditures. In addition, regardless of their veracity, reports of unauthorized access to its technology systems or data, as well as other factors that may result in the perception that Lion’s vehicles, technology systems or data are capable of being “hacked,” could materially negatively affect Lion’s brand and harm Lion’s business, prospects, results of operations or financial condition.
Lion’s vehicles, as well as the maintenance and repair services it offers to its customers, rely on software and hardware that is highly technical, and if these systems contain errors, bugs or vulnerabilities, or if Lion is unsuccessful in addressing or mitigating technical limitations in its systems, Lion’s business, results of operations or financial condition could be materially adversely affected.
Lion’s vehicles rely on software and hardware, including software and hardware developed or maintained by third parties, that is highly technical and complex and will require modification and updates over the life of the vehicle. In addition, the performance of the software solutions included in Lion’s vehicles depends on the ability of such software and hardware to store, retrieve, process and manage immense amounts of data. Lion’s software and hardware may contain errors, bugs or vulnerabilities, and its systems are subject to certain technical limitations that may compromise Lion’s ability to meet its objectives. Some errors, bugs or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Errors, bugs, vulnerabilities, design defects or technical limitations may be found within Lion’s software and hardware. Although Lion attempts to remedy any issues it observes in its vehicles and software as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of Lion’s customers. Additionally, if Lion is able to deploy updates to the software addressing any issues, but such updates cannot or are not installed by its customers, such customers’ software will be subject to these vulnerabilities until they install such updates. If Lion is unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in its software and hardware, Lion may suffer damage to its reputation, loss of customers, loss of revenue or liability for damages, any of which could materially adversely affect Lion’s business, results of operations or financial condition.
Interruption or failure of Lion information technology and communications systems could impact Lion’s ability to effectively provide Lion’s services.

The availability and effectiveness of Lion’s goods and services depend on the continued operation of information technology and communications systems. Lion’s systems will be vulnerable to damage or interruption from, among others, physical theft, fire, terrorist attacks, natural disasters, power loss, war, telecommunications failures, viruses, denial or degradation of service attacks, ransomware, social engineering schemes, insider theft or misuse or other attempts to harm Lion’s systems. Lion utilizes reputable third-party service providers or vendors for Lion’s data, and these providers could also be vulnerable to harms similar to those that could damage Lion systems, including sabotage and intentional acts of vandalism causing potential disruptions. Some of Lion’s systems may not be redundant, and Lion’s disaster recovery planning cannot account for all eventualities. Any problems with Lion’s third-party cloud hosting providers could result in lengthy interruptions in Lion’s business. In addition, Lion’s products utilize technical and complex technology which may contain errors or vulnerabilities that could result in interruptions in Lion’s business or the failure of Lion’s systems.
Lion is subject to evolving laws, regulations, standards and contractual obligations related to data privacy and security, and Lion’s actual or perceived failure to comply with such obligations could harm its reputation, subject it to significant fines and liability or adversely affect its business.
Collection, use, disclosure, storage, transmission or other processing of Lion’s customers’, employees’ and others’ information in conducting Lion’s business may subject it to various legislative and regulatory burdens related to data privacy and security that could require notification of data breaches, restrict or impose burdensome conditions on Lion’s use of such information and hinder Lion’s ability to acquire new customers or market to existing customers. The regulatory framework for data privacy and security is rapidly evolving, and Lion may not be able to monitor and react to all developments in a timely manner. For example, California requires connected devices to maintain minimum information security requirements. As legislation continues to develop, Lion will likely be required to expend significant additional resources to continue to modify or enhance Lion’s protective measures and internal processes to comply with such legislation. In addition, non-compliance with these laws or a significant breach of Lion’s third-party service providers’ or vendors’ or Lion’s own network security and systems could have serious negative consequences for its business and future prospects, including possible fines, penalties and damages, reduced customer demand for its vehicles and harm to its reputation and brand. Customers may also object to Lion’s or its third party service providers’ or vendors’ collection or processing of certain information, including personal data, which could materially adversely affect Lion’s business, results of operations or financial condition.
The performance characteristics of Lion’s vehicles, including battery life and range, may vary or decline over time, including due to factors outside of Lion’s control. Any such variation or decline may negatively influence potential or existing customers’ decisions whether to purchase Lion’s vehicles or affect Lion’s reputation, or could materially adversely affect its business, results of operations or financial condition.
The performance characteristics of Lion’s vehicles, including battery life and range, may vary or decline over time, including due to factors outside of Lion’s control. Factors such as driver behavior, usage, speed, terrain, time and stress patterns may also impact the battery’s ability to hold a charge, which would decrease Lion’s vehicles’ range before needing to recharge. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions. In addition, Lion cannot guarantee that battery life and range deterioration will not be greater than what is currently anticipated. Any deterioration above the expected level could affect Lion’s reputation or could materially adversely affect its business, results of operations or financial condition.
Lion relies on unpatented proprietary know-how, trade secrets and contractual restrictions, and not patents, to protect its intellectual and other proprietary rights. Failure to adequately protect, enforce or otherwise manage Lion’s intellectual and other proprietary rights may undermine its competitive position and could materially adversely affect its business, prospects, results of operations or financial condition.
Protection of proprietary technology, processes, methods and other intellectual property related to Lion is critical to its business. Lion relies on unpatented proprietary know-how, trade secrets, trademarks, copyrights and contractual restrictions to protect its intellectual property and other proprietary rights and Lion does not hold any patents related to its business. As a matter of course, Lion employs numerous measures to protect its intellectual property and other confidential information, including technical data. For instance, Lion has implemented procedures designed to make the proprietary technology incorporated in its vehicle systems very difficult to access and/or retrieve and imposes consequences for users that seek to obtain unauthorized access to such technology. In addition, Lion enters into confidentiality agreements with suppliers, vendors, service providers, customers and other third parties with whom it may share information about its business and operations, and Lion also requires all of its employees, consultants and other persons who work for it to enter into confidentiality and assignment of intellectual property agreements. However, failure to adequately protect Lion’s intellectual property rights could result in Lion’s competitors offering similar products, potentially resulting in the loss of some of Lion’s competitive advantage and a decrease in revenue which would adversely affect Lion’s business, prospects, financial condition and operating results.
As well, there can be no assurance that competitors and other third parties will not independently develop the know-how and trade secrets related to Lion’s proprietary technology, in which case Lion would not be able to prevent such third parties from using such know-how and trade secrets, or develop better products or manufacturing methods or processes than it.
Further, Lion may not be able to deter current and former employees, consultants, suppliers and customers as well as other parties from breaching confidentiality agreements and misappropriating proprietary information and it is possible that third parties may copy or otherwise obtain and use Lion’s information and proprietary technology without authorization or otherwise infringe on Lion’s intellectual property and other proprietary rights. Lion may in the future need to rely on litigation to enforce its intellectual property rights and contractual rights, and, if not successful, may not be able to protect the value of its intellectual property. Any litigation could be protracted and costly and have a material adverse effect on Lion’s business, prospects, results of operations or financial condition regardless of the outcome. As well, in some cases the costs associated with such litigation could make enforcement impracticable. Further, intellectual property and contract laws vary throughout the world. Some foreign countries do not protect intellectual property rights to the same extent as do the laws of Canada. Policing the unauthorized use of Lion's intellectual property in foreign jurisdictions may be difficult. Therefore, Lion’s intellectual property rights may not be as strong or as easily enforced outside of Canada. Failure to adequately enforce Lion’s intellectual property rights could result in its competitors offering similar products, potentially resulting in the loss of some of Lion’s competitive advantage and a decrease in its revenue, which would adversely affect its business, prospects, financial condition and operating results.
Lion may need to defend itself against intellectual property infringement or trade secret misappropriation claims, which may be time-consuming, could cause it to incur substantial costs and could prevent Lion from developing or commercializing future products.
Companies, organizations or individuals, including Lion’s competitors, may own or obtain patents, trademarks or other intellectual property or proprietary rights that would prevent or limit Lion’s ability to make, use, develop or sell its vehicles or components, which could make it more difficult for Lion to operate its business. Lion may receive inquiries from owners of intellectual property rights inquiring whether it infringes their proprietary rights. Lion may also be the subject of allegations that it has misappropriated a third party’s trade secrets or other proprietary rights. Companies owning patents or other intellectual property rights relating to the operation of Lion’s business, including in respect of battery packs, electric motors, fuel cells or electronic power management systems may allege infringement or misappropriation of such rights. In response to a determination that Lion has infringed or misappropriated upon a third party’s intellectual property rights, Lion may be required to do one or more of the following:
•cease development, sales, or use of vehicles that incorporate the asserted intellectual property;
•establish and maintain alternative branding for its products and services;
•pay substantial damages;
•obtain a license from the owner of the asserted intellectual property right, which license may not be available on commercially reasonable terms or at all; or
•redesign one or more aspects or systems of its vehicles.
Any litigation or claims against Lion, whether valid or invalid, could result in substantial costs and diversion of resources or otherwise materially adversely affect its business, prospects, results of operations and financial condition.
Lion also licenses patents and other intellectual property from third parties, including its third-party vendors and suppliers, and Lion may face claims that the use by it of this in-licensed technology infringes the intellectual property rights of others. In such cases, Lion would seek indemnification from its licensors. However, Lion’s rights to indemnification may be unavailable or insufficient to cover Lion’s costs and losses, which could materially adversely affect Lion’s business, prospects, results of operations and financial condition. As well, Lion cannot be certain that such licensed intellectual property will afford protection against competitors with similar technology as the scope of protection of issued patent claims is often difficult to determine. The claims under any licensed patents may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to the patented technology.

Risks Related to the Ownership of Lion's Common Shares
The share price of the Company's common shares may be volatile
The market price of the Company's common shares could be subject to significant fluctuations. Some of the factors that may cause the market price of the Company's common shares to fluctuate include:
•volatility in the market price and trading volume of comparable companies;
•actual or anticipated changes or fluctuations in Lion’s operating results or in the expectations of market analysts;
•short sales, hedging and other derivative transactions in the Company's common shares;
•publication of research reports or news stories about Lion, its competitors or its industry;
•litigation or regulatory action against Lion;
•positive or negative recommendations or withdrawal of research coverage by securities analysts;
•adverse market reaction to any indebtedness it may incur or securities it may issue in the future;
•investors’ general perception of Lion and the public’s reaction to its press releases, other public announcements and filings with U.S. and Canadian securities regulators, including its financial statements;
•changes in general political, economic, industry and market conditions and trends;
•sales of the Company's common shares by existing shareholders;
•recruitment or departure of key personnel;
•significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving Lion or its competitors; and
•the other risk factors described in this section of this Annual Report .
Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Certain institutional investors may base their investment decisions on consideration of Lion’s environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in the Company's common shares by those institutions, which could materially adversely affect the trading price of the Company's common shares. There can be no assurance that fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, Lion’s business, results of operations or financial condition and the trading price of Lion Common Shares may be materially adversely affected.
In addition, broad market and industry factors may harm the market price of the Company's common shares. Hence, the price of the Company's common shares could fluctuate based upon factors that have little or nothing to do with it, and these fluctuations could materially reduce the price of the Company's common shares regardless of Lion’s operating performance. In the past, following a significant decline in the market price of a company’s securities, there have been instances of securities class action litigation having been instituted against that company. If Lion is involved in any similar litigation, it could incur substantial costs, its management’s attention and resources could be diverted and Lion’s business, results of operations and financial condition could be materially adversely affected.

Certain of Lion’s existing shareholders have significant influence over Lion
PEC (as defined below), directly or indirectly, owns or controls approximately 35.5% of Lion’s issued and outstanding Lion’s common shares, and 9368-2672 (as defined below), directly or indirectly, owns or controls approximately 14.5% of Lion’s issued and outstanding Lion’s common shares, in each case, on a non-diluted basis. Each of PEC and 9368-2672 may therefore have significant influence over Lion’s management and affairs, which could limit a shareholder’s ability to influence the outcome of matters submitted to shareholders for a vote, including election of directors and significant corporate transactions. In addition, Lion has entered into a Nomination Rights Agreement (as defined below), pursuant to which, subject to the terms and conditions contained therein, each of PEC and 9368-2672 are granted certain rights to nominate members of Lion’s Board (as defined below) (including, in certain cases, members of committees of Lion’s Board) for so long as it holds a requisite percentage of the total voting power of Lion. See Item 7B. Related Party Transactions for a summary description of the Nomination Rights Agreement.
Each of PEC and 9368-2672 will be able to influence Lion’s decisions. The market price of Lion’s common shares could be adversely affected due to the significant influence and voting power of Power and 9368-2672. Moreover, the significant influence and voting interest of PEC and 9368-2672 may discourage transactions involving a change of control, including transactions in which an investor, as a holder of Lion’s common shares, might otherwise receive a premium for Lion’s common shares over the then-current market price, or discourage competing proposals if a going private transaction is proposed.
Additionally, PEC’s interests may not align with the interests of Lion’s other shareholders. PEC (or its affiliates or related entities) is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with Lion. PEC (or its affiliates or related entities) may also pursue acquisition opportunities that may be complementary to Lion’s business, and, as a result, those acquisition opportunities may not be available to Lion.
Future sales of Lion’s securities by existing shareholders or by Lion could cause the market price of Lion’s common shares to drop significantly, even if its business is doing well.
Sales of a substantial number of Lion’s common shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of Lion’s common shares or securities convertible into Lion’s common shares intend to sell common shares, could reduce the market price of Lion’s common shares. Lion entered into a registration rights agreement pursuant to which, subject to the terms and conditions contained therein, each of PEC, 9368-2672 and the Warrantholder (as defined below) were granted certain rights with respect to the registration or qualification by prospectus in the United States and/or Canada of the sale of common shares of the Company held by them. In addition, any exercise by the Warrantholder of its right to acquire common shares of the Company will dilute the ownership interests of Lion’s then-existing shareholders and reduce Lion’s earnings per share. In addition, any sales by the Warrantholder in the public market of any the Company’s common shares issuable upon the exercise of the Specified Customer Warrant could adversely affect prevailing market prices of the Company’s common shares. Further, Lion cannot predict the size of future issuances of common shares or the effect, if any, that future issuances and sales of common shares will have on the market price of Lion’s common shares. Sales of a substantial number of Lion’s common shares, or the perception that such sales could occur, may adversely affect prevailing market prices for Lion’s common shares.

Lion does not expect to declare any dividends in the foreseeable future.
Lion anticipates reinvesting earnings to finance the growth of its business, and does not anticipate declaring any cash dividends to holders of the Company's common shares in the foreseeable future. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.
Lion is a foreign private issuer within the meaning of the SEC rules, and as such is exempt from certain provisions applicable to U.S. domestic public companies and is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE Listing Rules.
Because Lion qualifies as a foreign private issuer under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), Lion is exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the selective disclosure rules by issuers of material nonpublic information under Regulation FD. Lion is required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, Lion publishes its results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events are furnished to the SEC on Form 6-K. However, the information Lion is required to file with or furnish to the SEC may be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, holders of the Company’s common shares may not be afforded the same protections or information that would be made available to them were they investing in a U.S. domestic issuer.
In addition, as a corporation incorporated under the Business Corporations Act (Quebec) listed on the NYSE, Lion is subject to the NYSE Listing Rules. However, the NYSE Listing Rules permit a foreign private issuer like Lion to follow the corporate governance practices of its home country. Certain corporate governance practices in Canada, which is Lion’s home country, may differ significantly from the NYSE Listing Rules. Lion may rely on home country practice with respect to its corporate governance, and Lion is currently doing so with respect to certain corporate governance requirements. As a result, holders of the Company’s common shares may be afforded less protection than they otherwise would enjoy under the NYSE Listing Rules applicable to U.S. domestic issuers.
If securities or industry analysts do not publish or cease publishing research or reports about Lion, its business or market, or if they change their recommendations regarding the Company’s common shares adversely, the price and trading volume of the Company’s common shares could decline.
The trading market for the Company’s common shares is influenced by the research and reports that industry or securities analysts publish about Lion, its business, its market or its competitors. If any of the analysts who cover Lion or may cover Lion in the future change their recommendation regarding the

Company’s common shares adversely, or provide more favorable relative recommendations about its competitors, the price of the Company’s common shares would likely decline. If any analyst who covers Lion or may cover it in the future were to cease coverage of Lion or fail to regularly publish reports on it, Lion could lose visibility in the financial markets, which in turn could cause the price or trading volume of the Company’s common shares to decline.
Any issuance of preferred shares could make it difficult for another company to acquire Lion or could otherwise adversely affect holders of the Company’s common shares, which could depress the price of the Company’s common shares.
Lion’s Board has the authority to issue preferred shares of the Company and to determine the preferences, limitations and relative rights of such preferred shares and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by its shareholders. Any such preferred shares of the Company could be issued with liquidation, dividend and other rights superior to the rights of the Company’s common shares. The potential issuance of preferred shares may delay or prevent a change in control of Lion, discourage bids for the Company’s common shares at a premium over the market price and adversely affect the market price and other rights of the holders of the Company’s common shares.
Lion’s constating documents and certain Canadian legislation contain provisions that may have the effect of delaying or preventing certain change in control transactions or shareholder proposals.
Certain provisions of Lion’s By-laws (as defined below) and certain Canadian legislation, together or separately, could discourage or delay certain change in control transactions or shareholder proposals. Lion’s By-laws contain provisions that establish certain advance notice procedures for nomination of candidates for election as directors at shareholders’ meetings. The Business Corporations Act (Quebec) requires that any shareholder proposal that includes nominations for the election of directors must be signed by one or more holders of shares representing in the aggregate not less than 5% of the shares or 5% of the shares of a class or series of shares of the corporation entitled to vote at the meeting to which the proposal is to be presented. The Investment Canada Act requires that a non-Canadian must file an application for review with the Minister responsible for the Investment Canada Act and obtain approval of the Minister prior to acquiring control of a “Canadian business” within the meaning of the Investment Canada Act, where prescribed financial thresholds are exceeded. Furthermore, limitations on the ability to acquire and hold common shares of the Company may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition, or Commissioner, to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in Lion. See Item 10.D. – "Exchange Controls." Otherwise, there will be no limitations either under the laws of Canada or Quebec, or in Lion’s articles on the rights of non-Canadians to hold or vote common shares of the Company. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to Lion’s shareholders.
Lion’s constating documents provide that any derivative actions, actions relating to breach of fiduciary duties and other matters relating to its internal affairs will be required to be litigated in Canada, other than complaints asserting a cause of action arising under the Securities Act or the

Exchange Act, and that the U.S. federal district courts will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act, which could limit shareholders’ ability to obtain a favorable judicial forum for disputes with Lion.
Lion’s By-laws include a forum selection provision that provides that, unless Lion consents in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Quebec, Canada and the appellate courts therefrom, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on Lion’s behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of Lion’s directors, officers, or other employees to Lion; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the Business Corporations Act (Quebec) or Lion’s By-laws; or (iv) any action or proceeding asserting a claim otherwise related to the relationships among Lion, its affiliates and their respective shareholders, directors and/or officers, but excluding claims related to Lion’s business or such affiliates. The forum selection provision also provides that Lion’s securityholders are deemed to have consented to personal jurisdiction in the Province of Quebec and to service of process on their counsel in any foreign action initiated in violation of the foregoing provisions.
In addition, Lion’s By-laws provide that the U.S. federal district courts will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended (the "Securities Act") and the Exchange Act. The enforceability of similar exclusive forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in Lion’s By-laws. Additionally, Lion’s securityholders cannot waive compliance with the U.S. federal securities laws and the rules and regulations thereunder. The forum selection provision may impose additional litigation costs on shareholders in pursuing any such claims. Additionally, the forum selection provision may limit shareholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with Lion or its directors, officers or employees, which may discourage the filing of lawsuits against Lion and its directors, officers and employees, even though an action, if successful, might benefit its shareholders. The courts of the Province of Quebec may also reach different judgments or results than would other courts, including courts where a shareholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to Lion than to its shareholders. If a court were to find either choice of forum provision contained in Lion’s By-laws to be inapplicable or unenforceable in an action, Lion may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect Lion’s business, results of operations and financial condition.
The Business Combination could result in adverse U.S. federal income tax consequences for Lion and its shareholders pursuant to the application of Section 7874 of the Code, including Lion being treated as a U.S. corporation for U.S. federal income tax purposes.
Under current U.S. federal income tax law, a corporation organized under Canadian law is not treated as a U.S. corporation and, therefore, is treated as a non-U.S. corporation. Section 7874 of the Internal Revenue Code of 1986, as amended (the "Code") and the Treasury Regulations promulgated thereunder, however, contain rules that may cause a non-U.S. corporation that acquires the stock of a

U.S. corporation (such as the Business Combination with NGA) to be treated as a U.S. corporation for U.S. federal income tax purposes under certain circumstances. If Lion were treated as a U.S. corporation for U.S. federal income tax purposes, among other consequences, it would generally be subject to U.S. federal income tax on its worldwide income, and its dividends would be treated as dividends from a U.S. corporation. Regardless of the application of Section 7874 of the Code, Lion is expected to be treated as a Canadian tax resident for Canadian tax purposes. Consequently, if Lion were to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code, it could be liable for both U.S. and Canadian taxes, and dividends paid by Lion to its shareholders could be subject to both U.S. and Canadian withholding taxes. Even if Lion is not treated as U.S. corporation for U.S. federal income tax purposes, Lion and its shareholders may become subject to other adverse tax consequences pursuant to the “60% Inversion Rules” (as defined in Item 10.E – “Taxation” – United States Federal Income Tax Considerations – Tax Residence of Lion for U.S. Federal Income Tax Purposes).
Lion does not believe that it is treated as a U.S. corporation for U.S. federal income tax purposes or subject to the 60% Inversion Rules, and Lion intends to take this position on its tax returns. Lion has not sought and will not seek any rulings from the U.S. Internal Revenue Service as to such tax treatment. There can be no assurance that a tax advisor, the U.S. Internal Revenue Service, or a court will agree with the position that Lion is not treated as a U.S. corporation for U.S. federal income tax purposes or subject to the 60% Inversion Rules. Lion is not representing to you that Lion will not be treated as a U.S. corporation for U.S. federal income tax purposes or subject to the 60% Inversion Rules. The rules for determining whether a non-U.S. corporation is treated as a U.S. corporation for U.S. federal income tax purposes or subject to the 60% Inversion Rules are complex, unclear, and the subject of ongoing regulatory change. Lion’s intended position is not free from doubt. For more information about the application of Section 7874 of the Code to the Business Combination, see Item 10.E— "Taxation"—United Sates Federal Income Tax Considerations—Tax Residence of Lion for U.S. Federal Income Tax Purposes.

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
General
Lion was incorporated under the Business Corporations Act (Quebec) on July 28, 2008 as "Lion Buses Inc." Over the years, Lion’s articles were amended in order to, among other things, amend the terms and conditions of Lion’s share capital in connection with strategic investments made by investors, including the strategic investment made by Power Energy Corporation ("Power Energy"), a wholly-owned subsidiary of Power Sustainable Capital Inc., in October 2017, which resulted in Lion’s authorized share capital being amended to provide for only one class of common shares. On November 24, 2020, Lion filed articles of amendment to change its name to The Lion Electric Company. On November 30, 2020, Lion announced that it had entered into a business combination agreement and plan of reorganization (the "Business Combination Agreement") pursuant to which a wholly-owned subsidiary of Lion would merge with NGA, a publicly traded special purpose acquisition company. The Business Combination closed on May 6, 2021, and the common shares of Lion (the "Common Shares" or the "Lion Common Shares") began trading on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange ("TSX") under the ticker symbol “LEV" on May 7, 2021. Warrants to purchase Lion Common Shares also began trading on the NYSE under the symbol "LEV WS" and on the TSX under new symbol "LEV.WT." on May 7, 2021.
Lion’s principal and registered office is located at 921 chemin de la Rivière-du-Nord, Saint-Jerome, Quebec, Canada J7Y 5G2, and its telephone number is (450) 432-5466. Lion's agent for service in the United States is CorpoMax Inc. and its registered address is 2915 Ogletown Rd., Newark, Delaware, 19713, Suite 2999. Lion's website address is www.thelionelectric.com/en. Information contained on, or accessible through, Lion's website is not a part of this Annual Report and the inclusion of the Company's website address in this Annual Report is an inactive textual reference.
The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.
Capital Expenditures
For a description of Lion’s capital expenditures, see the discussion under "8.0 Operational Highlights" and "16.0 Liquidity and Capital Resources"—"Cash Flows"—"Cash Flows Used in Investing Activities" in Item 5.

B.    Business Overview
Company Overview
Lion believes that it is a leader in the design, development, manufacturing, and distribution of purpose-built all-electric medium- and heavy-duty urban vehicles. Lion gained distinct industry expertise and a first-mover advantage in the medium- and heavy-duty commercial urban electric vehicles ("EV") segment through more than 10 years of focused all-electric vehicle research and development ("R&D"), manufacturing, and commercialization experience. Lion’s vehicles and technology benefit from over nine million miles driven by more than 550 of its purpose-built all-electric vehicles that are on the road today, in real-life operating conditions.
Lion’s primary manufacturing facility is located in Saint-Jerome, Quebec, which is approximately 25 miles (or 40 km) north of Montreal, Quebec. The facility is approximately 200,000 sq. ft. and currently has an annual production capacity of 2,500 vehicles at full scale. In addition to manufacturing, the facility includes an in-house R&D and testing center. During the year ended December 31, 2021, the Company announced the construction of a U.S. manufacturing facility in Joliet, Illinois (the "Joliet Facility”) and the construction of a battery manufacturing plant and innovation center (the "Lion Campus") which will be located at the YMX International Aerocity of Mirabel, Quebec. See Item 4.D.—"Property, Plants and Equipment".
The Company currently has approximately 1,000 employees across all functions, including manufacturing, R&D, sales & marketing, service, and corporate and administrative.
Products
Lion’s growing line-up of purpose-built all-electric vehicles consists of seven urban truck and bus models available for purchase today. The product offering consists of (i) trucks, being Lion6 (Class 6 truck), Lion8 (Class 8 truck), Lion8 Reefer, and Lion8 Refuse trucks, (ii) school buses, being LionC (Type C school bus) and LionA (Type A school bus) and (iii) a shuttle bus, the LionM. Lion’s development pipeline consists of eight additional all-electric urban vehicles, five of which are expected to be commercialized in 2022; the Lion8 Tractor truck, Lion Ambulance, Lion Bucket truck, Lion5 (Class 5 truck), and the LionD (Type D school bus). The Lion7 (Class 7 truck), Lion Boom truck, and the Lion Utility truck are expected to be commercialized in 2023. In parallel, Lion intends to continue the development and improvement of its existing vehicle products, battery systems, services and solutions. Lion’s EVs are tailored to satisfy the needs of its customers and are entirely designed, manufactured, and assembled in-house, without relying on traditional combustion-engine vehicle retrofitting or third-party integrators. To achieve this, Lion has developed its own purpose-built for electric chassis, truck cabins, and bus bodies, incorporating its proprietary battery technology with modular energy capacity and its proprietary Lion software.
Principal markets
Lion’s medium and heavy-duty EV line-up was specifically designed to address the needs of the sub 250-mile (or 400-km) mid-range urban market. Lion generates revenues from the sale of its all-

electric school bus vehicles and urban trucks as well as from the resale of charging stations from global charging infrastructure manufacturers and related services and the sale of automotive parts. For the year ended December 31, 2021, revenues amounted to $57.7 million. The revenues for the year were generated by the sale of 151 school buses and 45 trucks (134 vehicles in Canada and 62 vehicles in the U.S.).
Marketing Channels
Like others in the EV space, Lion has adopted a sales model that is generally based on direct-to-customer sales tailored for EVs, thereby generally avoiding reliance on third-party dealerships. As part of its go-to-market strategy, Lion assists its customers through the EV transition journey in all critical aspects of vehicle selection, financing, purchasing and adoption, including EV education and training, and identification and seeking of any applicable governmental grants, energy requirements, charging infrastructure, maintenance, and advanced telematics solutions. To enhance customer experience and help drive repeat purchases, Lion leverages its growing network of experience centers, which are dedicated spaces where prospective customers, policymakers and other transportation industry stakeholders can familiarize themselves with Lion's EVs, learn about their specifications and advantages, obtain sales support and meet sales representatives, discuss grant and subsidy assistance, obtain charging infrastructure assistance, receive vehicle training, maintenance support and have existing vehicles serviced. Services available on-site at Lion’s experience centers include product demonstrations and sales support, full-service training, charging infrastructure assistance and maintenance support. Lion has experience centers strategically located in key markets in the United States and Canada. Lion currently has twelve experience centers strategically located in key markets.
Intellectual Property
Lion relies on trade secret protection, trademarks, copyrights and contractual restrictions to protect its intellectual property and other proprietary rights. As a matter of course, Lion does not employ a strategy that is focused on the active registration (including through patent application) of intellectual property rights. Lion relies on a number of other measures to protect its intellectual property and other confidential information, including technical data. For instance, Lion takes steps designated to ensure that proprietary technology incorporated in its vehicle systems is difficult to access and/or retrieve, and takes additional steps to mitigate the effect of any such unauthorized access. In addition, Lion enters into confidentiality agreements with suppliers, customers and other third parties with whom it may share information about its business and operations, and Lion also requires all of its employees, consultants and other persons who work for it to enter into confidentiality and assignment of intellectual property agreements.
Lion pursues from time to time the registration of domain names, trademarks and service marks in the United States, Canada and in some other locations abroad as it considers necessary. In addition, Lion may in the future file patent applications as it considers appropriate under the circumstances relating to any new technologies that it develops.

Lion cannot be sure that third parties will not independently develop the know-how and trade secrets related to Lion’s proprietary technology, in which case Lion would not be able to prevent such third parties from using such know-how and trade secrets, which may allow competitors to develop similar or better products or manufacturing methods or processes than those offered by Lion. As well, Lion cannot be sure that its own proprietary know-how, trade secrets, copyrights and trademarks do not infringe third party intellectual property rights. See Item 3D—"Risk Factors"—"Lion relies on unpatented proprietary know-how, trade secrets and contractual restrictions, and not patents, to protect its intellectual and other proprietary rights. Failure to adequately protect, enforce or otherwise manage Lion’s intellectual and other proprietary rights may undermine its competitive position and could materially adversely affect its business, prospects, results of operations or financial condition and Lion may need to defend itself against intellectual property infringement or trade secret misappropriation claims, which may be time-consuming, could cause it to incur substantial costs and could prevent Lion from developing or commercializing future products".
Sourcing of Raw Materials
Components in Lion’s vehicles are made of various raw materials, including aluminum, steel, carbon fiber, non-ferrous metals (such as copper) and other materials and minerals used to manufacture lithium-ion batteries. The prices for these raw materials fluctuate depending on market conditions and global demand. While Lion manages some of these risks through long-term contractual arrangements with suppliers with respect to the supply of certain key components of its vehicles, including lithium-ion batteries, it does not currently hedge its long-term exposure to price fluctuations of raw materials and supplies.
Seasonality
The Company’s sales have historically experienced substantial fluctuations from quarter to quarter, particularly considering that they have been mainly comprised of sales of school buses which are mainly driven by the school calendar. While the Company expects to continue to experience seasonal variations in its sales in the foreseeable future, management believes that the mix of product sales may vary considerably in the future, especially in connection with the Company’s execution of its growth strategy and as sales of trucks become more prevalent and new products are introduced. As a result, it is difficult to predict if any historical trends will be reproduced in the future.
Government Regulation
Lion competes in an industry that is subject to environmental regulations across the various jurisdictions in which it sells its products. With heightened focus on the global environment, commercial vehicles have come under significant scrutiny by customers, enterprises, and governmental and regulatory bodies as they represent a significant portion of the global Green House Gas emissions. While regulations are expected to continue to become increasingly stringent over time, especially with respect to the use of diesel vehicles, various subsidy and financial incentives programs have been introduced by governmental authorities in Canada and the United States to promote the adoption of emissions-free vehicles. Demand for Lion’s vehicles is currently often influenced by federal, state, provincial and local tax credits, rebates, grants and other government programs and incentives that promote the use of battery electric vehicles. These include various government programs that make grant funds available for the purchase of battery electric vehicles. Additionally, demand for Lion’s vehicles may be influenced by laws, rules, regulations and programs that require reductions in carbon emissions, such as the various measures implemented by lawmakers and regulators in California and Quebec, among others, designed to increase the use of electric and other zero-emission vehicles, including the establishment of firm goals in certain instances for the number of these vehicles operating on state roads by specified dates and the enactment of various laws and other programs in support of these goals.

C.    Organizational Structure
The following chart reflects Lion's organizational structure (including the jurisdiction of formation or incorporation of the various entities).

Subsidiary	Jurisdiction of Incorporation	Ownership percentage
Lion Electric Holding USA Inc.	Delaware	100%
Northern Genesis Acquisition Corp.(1)	Delaware	100%
The Lion Electric Co. USA Inc.(1)	Delaware	100%
Lion Electric Manufacturing USA Inc.(1)	Delaware	100%
Lion Electric Finance Canada Inc.	Quebec	100%
Lion Electric Finance USA Inc.(1)	Delaware	100%
(1) Lion holds indirectly all of the voting securities of Northern Genesis Acquisition Corp., The Lion Electric Co. USA Inc., Lion Electric Manufacturing USA Inc. and Lion Electric Finance USA Inc. through Lion Electric Holding USA Inc., its wholly-owned subsidiary.

D. Property, Plants and Equipment
Lion does not own any real property. The following table provides a list of principal facilities currently leased or occupied by Lion, together with approximate square footage for each facility:

Facility	Principal Activity	Square Footage
Saint-Jerome, Qc	Head Office Manufacturing Facility Experience Center	200,000
Montreal, Qc	Engineering Center	5,000
Terrebonne, Qc	Office Experience Center	50,000
Mirabel, Qc	Manufacturing Facility Warehouses	170,000
Laval, Qc	Warehouse	26,000
Moncton, N.B.	Experience Center	10,000
Richmond, B.C.	Experience Center	18,000
Auburn, WA	Experience Center	10,000
Joliet, IL	Office Manufacturing Facility Warehouse	900,000
Sacramento, CA	Experience Center	18,000
Los Angeles, CA	Experience Center	14,000
Jacksonville, FL	Experience Center	10,000
Shakoppe, MN	Experience Center	10,000
Richmond, VA	Experience Center	8,000
Milton, VT	Experience Center	17,000
Denver, CO	Experience Center	18,000
Saint-Jerome Facility and Head Office
Lion’s primary manufacturing facility and head office is located in Saint-Jerome, Quebec, which is approximately 25 miles (or 40 km) north of Montreal, Quebec. The facility is approximately 200,000 sq. ft. and currently has an annual production capacity of 2,500 vehicles at full scale. In addition to manufacturing, the facility includes an in-house R&D and testing center.
U.S. Manufacturing Facility
The Company has taken possession of its new leased 900,000 sq.-ft. U.S. manufacturing facility in Joliet, Illinois, and vehicle production is expected to begin in the second half of 2022. The Joliet Facility will be Lion’s biggest footprint in the United States and should enable the Company to meet the increasing demand in the marketplace for "Made in America" zero-emission vehicles. As a result of increases in cost of materials and labor as well as changes in the design and scope made by the

Company, management estimates that the Joliet Facility will represent a total investment by Lion of approximately $150 million, including approximately $115 million expected to be disbursed in 2022. In addition, the Company’s contractual lease obligations related to the facility represent approximately $72 million over a 15-year period. Colliers International was retained as construction project manager and Merkur as advisors to assist with global project planning for the installation of the building and production equipment, as well as for the deployment of the facility. As of December 31, 2021, expenditures incurred by the Company towards the project total approximately $13 million, mostly related to tenant improvements, and excluding building related investments made by the landlord. The Company expects project expenditures to ramp up significantly in the coming quarters as it continues with tenant improvement work and the installation of critical production and other equipment.
Construction of Lion Campus
Construction of the Lion Campus, located at the YMX International Aerocity of Mirabel, Quebec, began during the fourth quarter of 2021. As a result of changes in the design and scope made by the Company, management estimates that the Lion Campus will represent a total investment by Lion of approximately $180 million (C$225 million), including approximately $100 million expected to be disbursed in 2022. In connection with the Lion Campus, the Company will also evaluate the opportunity to enter into a sale and leaseback of the battery plant building the potential proceeds of which have not been taken into account in the figures presented herein. The construction of the battery manufacturing facility is expected to be completed in 2022 and the construction of the innovation center is expected to be completed in 2023. Lion expects to benefit from financing by the Canadian federal and Quebec governments of up to approximately C$100 million (amounting to approximately C$50 million each) in connection with the Lion Campus project, of which up to 30% is expected to be forgiven subject to certain criteria tied to Lion and to the operations of the facilities. The facilities will be located adjacent to Montreal-Mirabel International Airport on a 1.6 million sq-ft property leased from Aeroports de Montreal. JR Automation, a Hitachi Group Company, was retained for battery manufacturing automation and equipment selection, and in parallel, Pomerleau Inc., was retained as project manager and general contractor for the construction of the Lion Campus. In addition, the Company is partnering with Ricardo, an engineering firm, for the development of custom modules. The battery manufacturing plant will be highly automated and is expected to begin production of battery packs and modules made from Lithium-ion cells in the second half of 2022, with a planned annual battery production at full capacity of 5 gigawatt hours, enough to electrify approximately 14,000 of Lion's medium and heavy-duty zero-emission trucks and buses. As of December 31, 2021, expenditures incurred by the Company towards the project totaled approximately $5 million. Expenditures are expected to increase significantly in the coming quarters as construction ramps up and the purchase of critical equipment begins for the battery plant.
In connection with the interest-bearing secured loan agreement entered into on July 1, 2021 with Investissement Quebec relating to the construction of the Lion Campus, the Company has undertaken in favour of Investissement Quebec to: (i) maintain its head office and principal decision making center in the Province of Quebec until the earlier of (a) the date on which Investissement Quebec ceases to hold at least 50% of the Lion Common Shares it held as of closing of the Business Combination (including, for greater certainty, the Lion Common Shares acquired in the PIPE Financing and any shares which Investissement Quebec may acquire from time to time through a treasury issuance of Lion), and (b) the date on which, at any time after the date that is five years after the date of closing of the Business Combination, Lion’s Board determines, in good faith, that maintaining Lion’s head office or its principal decision making center in the Province of Quebec would be incompatible with the exercise of its fiduciary duties under applicable laws; (ii) build and operate its first battery manufacturing and development plant in the Province of Quebec; and (iii) invest in its Quebec-based production capacity such that it can satisfy demand originating from Canadian-based clients through its Quebec plant(s). See "16.0 Liquidity and Capital Resources" – "Liquidity and Capital Management" – "Capital Resources" under Item 5.
In addition, in connection with the unsecured non-interest bearing loan agreement entered into with the Strategic Innovation Fund of the Government of Canada (the "SIF") on August 19, 2021 relating to the construction of the Lion Campus, the Company has committed in favour of the SIF to maintain its headquarters and St-Jerome vehicle production facility and its planned battery assembly facility in the Province of Quebec, create and maintain a certain number of jobs in Canada, and make a minimum amount of research and development expenditures in Canada. See "16.0 Liquidity and Capital Resources"—"Liquidity and Capital Management"—"Capital Resources" under Item 5.

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.Operating Results
The following tables set forth the Company's selected consolidated financial data. The selected historical consolidated financial data below should be read in conjunction with the Company's Annual Financial Statements (Item 18), as well as Item 4. - "Information on the Company" of this Annual Report.
The Company’s fiscal year is the twelve-month period ending December 31 of each year. This MD&A is based on the Company’s audited annual consolidated financial statements and accompanying notes thereto for the years ended December 31, 2021, 2020 and 2019, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (as defined below). Our historical results are not necessarily indicative of the results that should be expected in any future period.
All amounts presented are in United States dollars unless otherwise indicated.
THE LION ELECTRIC COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2021

2.0 Basis of Presentation

The Company’s fiscal year is the twelve-month period ending December 31 of each year. This MD&A is based on the Company’s audited annual consolidated financial statements and accompanying notes thereto for the years ended December 31, 2021, 2020 and 2019, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB").

All amounts presented are in United States dollars unless otherwise indicated.

Lion has one reportable operating segment, the manufacturing and sales of electric vehicles in Canada and in the United States.

All shares, stock options, warrants and per share information presented in the annual audited consolidated financial statements and this MD&A have been adjusted, including on a retroactive basis where necessary for prior periods, to reflect the share split of 1:4.1289 completed in connection with the Company's business combination and plan of reorganization (the "Business Combination") with Northern Genesis Acquisition Corp. ("NGA") on May 6, 2021.

Certain figures, such as interest rates and other percentages included in this MD&A, have been rounded for ease of presentation. Percentage figures included in this MD&A have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this MD&A may vary slightly from those obtained by performing the same calculations using the figures in Lion’s consolidated financial statements or in the associated text. Certain other amounts that appear in this MD&A may similarly not sum due to rounding.

3.0 Caution Regarding Forward-Looking Statements

This MD&A contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Any statements contained in this MD&A that are not statements of historical fact, including statements about Lion’s beliefs and expectations, are forward-looking statements and should be evaluated as such.

Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include statements regarding the Company’s order book and the Company's ability to convert it into actual sales, the Company’s long-term strategy and future growth, the Company’s battery plant and innovation center project in Quebec and its U.S. manufacturing facility, and the expected launch of new models of electric vehicles. Such forward-looking statements are based on a number of estimates and assumptions that Lion believes are reasonable when made, including that Lion will be able to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners, that Lion will continue to operate its business in the normal course, that Lion will be able to implement its growth strategy, that Lion will be able to successfully and timely complete the construction of its U.S. manufacturing facility and its Quebec battery plant and innovation center, that Lion will not suffer any further supply chain challenges or any material disruption in the supply of raw materials on competitive terms, that Lion will be able to maintain its competitive position, that Lion will continue to improve its operational, financial and other internal controls and systems to manage its growth and size, that its results of operations and financial condition will not be adversely affected, that Lion will be able to benefit, either directly or indirectly (including through its clients), from government subsidies and economic incentives in the future, and that Lion will be able to secure additional funding through equity or debt financing on terms acceptable to Lion when required in the future. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Lion believes that these risks and uncertainties include the following:
•any adverse changes in U.S. or Canadian general economic, business, market, financial, political or legal conditions, including as consequences of the global COVID-19 pandemic and the emergence of COVID-19 variants, as well as varying vaccination rates amongst different countries;

•any inability to successfully and economically manufacture and distribute its vehicles at scale and meet its customers’ business needs;
•any inability to ramp-up the production of Lion's products and meet project construction and other project timelines;
•any inability to reduce total cost of ownership of electric vehicles sold by Lion over time;
•the reliance on key management and any inability to attract and/or retain key personnel;
•any inability to execute the Company's growth strategy;
•any unfavorable fluctuations and volatility in the price and availability of raw materials included in key components used to manufacture Lion’s products;
•the reliance on key suppliers and any inability to maintain an uninterrupted supply of raw materials;
•labor shortages which may in the form of employee turnover, departures, and demands for higher wages which result in the Company having to operate at reduced capacity, lower production and deliveries, delayed growth plans, and could pose additional challenges related to employee compensation;
•any inability by Lion to meet user expectations related to, or other difficulties in providing, charging solutions to its customers;
•any inability to maintain the Company's competitive position;
•any inability to reduce its costs of supply over time;
•any inability to maintain and enhance the Company's reputation and brand;
•any significant product repair and/or replacement due to product warranty claims or product recalls;
•any failure of information technology systems or any cybersecurity and data privacy breaches or incidents;
•any event or circumstance resulting in the Company's inability to convert its order book into actual sales, including the reduction, elimination or discriminatory application of government subsidies and economic incentives or the reduced need for such subsidies;
•any inability to secure adequate insurance coverage or a potential increase in insurance costs;
•natural disasters, epidemic or pandemic outbreaks, boycotts and geo-political events;
•the outcome of any legal proceedings that may be instituted against the Company from time to time.

These and other risks and uncertainties related to the businesses of Lion are described in greater detail in section 23.0 of this MD&A entitled “Risk Factors.” Many of these risks are beyond Lion’s management’s ability to control or predict. All forward-looking statements attributable to Lion or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained and risk factors identified in this MD&A and in other documents filed with the applicable Canadian regulatory securities authorities and the Securities and Exchange Commission.

Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.

4.0 Non-IFRS Measures and Other Performance Metrics

This MD&A makes reference to Adjusted EBITDA, which is a non-IFRS financial measure, as well as other performance metrics, including the Company’s order book, which are defined below. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS.

“Adjusted EBITDA” is defined as net earnings (loss) before finance costs, income tax expense or benefit, and depreciation and amortization, adjusted for share-based compensation, changes in fair value of share warrant obligations, foreign exchange (gain) loss and transaction and other non-recurring expenses. Adjusted EBITDA is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS. Lion believes that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing Lion’s financial measures with those of comparable companies, which may present similar non-IFRS financial measures to investors. However, readers should be aware that when evaluating Adjusted EBITDA, Lion may incur future expenses similar to those excluded when calculating Adjusted EBITDA. In addition, Lion’s presentation of these measures should not be construed as an inference that Lion’s future results will be unaffected by unusual or non-recurring items. Lion’s computation of Adjusted EBITDA may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate Adjusted EBITDA in the same fashion. Readers should review the reconciliation of net earnings (loss), the most directly comparable IFRS financial measure, to Adjusted EBITDA presented by the Company under section 13.0 of this MD&A entitled "Results of Operations - Reconciliation of Adjusted EBITDA."

This MD&A also makes reference to the Company’s "order book" with respect to vehicles and charging stations. The Company’s order book, expressed as a number of units or the amount of sales expected to be recognized in the future in respect of such number of units, is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental subsidies or economic incentives have been made by the applicable clients and the Company. The Company’s order book refers to products that have not yet been delivered but which are reasonably expected by management to be delivered within a time period that can be reasonably established and includes, in the case of charging stations, services that have not been completed but which are reasonably expected by management to be completed in connection with the delivery of the product. When the Company’s order book is expressed as an amount of sales, such amount has been determined by management based on the current specifications or requirements of the applicable order, assumes no changes to such specifications or requirements and, in cases where the pricing of a product or service may vary in the future, represents management’s reasonable estimate of the prospective pricing as of the time such estimate is reported. The order book is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS or any other applicable securities legislation, and is neither disclosed in nor derived from the financial statements of the Company. Lion believes that the disclosure of its order book provides an additional tool for investors to use in evaluating the Company’s performance and trends. Lion’s computation of its order book may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate their order book, order backlog, or order intake in the same fashion. In addition, Lion’s presentation of such measure should not be construed as a representation by Lion that all of the vehicles and charging stations included in its order book will translate into actual sales. A portion of the vehicles or charging stations included in the Company’s order book may be cancellable in certain circumstances within a certain period. In addition, the conversion of the Company’s order book into actual deliveries and sales is subject to a number of risks. For instance, a customer may default on a purchase order that has become binding, and the Company may not be able to convert orders included in its order books into sales. The conversion of the Company’s order book into actual deliveries and sales may also be impacted by changes in government subsidies and economic incentives. For example, the announced conditional purchase order from Student Transportation of Canada ("STC"), a subsidiary of Student Transportation of America ("STA"), for 1,000 all-electric LionC school buses, which would represent the Company’s largest single purchase order to date, is dependent upon the satisfactory grant of non-repayable contributions to STC under Infrastructure Canada’s Zero-Emission Transit Fund (“ZETF”), in respect of which the formal application filed by STC constitutes the first application made by a customer of Lion under the ZETF program. As a result, the Company’s realization of its order book could be affected by variables beyond its control and may not be entirely realized. See section 3.0 of this MD&A entitled “Caution Regarding Forward-Looking Statements,” section 10.0 of this MD&A entitled “Order Book," and section 23.0 of this MD&A entitled "Risk Factors."

Because of these limitations, Adjusted EBITDA and order book should not be considered in isolation or as a substitute for performance measures calculated in accordance with IFRS. Lion compensates for these limitations by relying primarily on Lion’s IFRS results and using Adjusted EBITDA and order book on a supplemental basis. Readers should not rely on any single financial measure to evaluate Lion’s business.

5.0 Company Overview

Lion is a corporation existing under the Business Corporations Act (Quebec). Lion is a leader in the design, development, manufacturing, and distribution of purpose-built all-electric medium- and heavy-duty urban vehicles. Lion gained distinct industry expertise and a first-mover advantage in the medium- and heavy-duty commercial urban electric vehicles (“EV”) segment through more than 10 years of focused all-electric vehicle research and development (“R&D”), manufacturing, and commercialization experience. Lion’s vehicles and technology benefit from over nine million miles driven by more than 550 of its purpose-built all-electric vehicles that are on the road today, in real-life operating conditions.

Lion’s growing line-up of purpose-built all-electric vehicles consists of seven urban truck and bus models available for purchase today. The product offering consists of (i) trucks, being Lion6 (Class 6 truck), Lion8 (Class 8 truck), Lion8 Reefer, and Lion8 Refuse trucks, (ii) school buses, being LionC (Type C school bus) and LionA (Type A school bus) and (iii) a shuttle bus, the LionM. Lion’s development pipeline consists of eight additional all-electric urban vehicles, five of which are expected to be commercialized in 2022; the Lion8 Tractor truck, Lion Ambulance, Lion Bucket truck, Lion5 (Class 5 truck), and the LionD (Type D school bus). The Lion7 (Class 7 truck), Lion Boom truck, and the Lion Utility truck are expected to be commercialized in 2023. In parallel, Lion intends to continue the development and improvement of its existing vehicle products, battery systems, services and solutions.

Lion’s primary manufacturing facility is located in Saint-Jerome, Quebec, which is approximately 25 miles (or 40 km) north of Montreal, Quebec. The facility is approximately 200,000 sq. ft and currently has an annual production capacity of 2,500 vehicles at full scale. In addition to manufacturing, the facility includes an in-house R&D and testing center. During the year ended December 31, 2021, the Company announced the construction of a U.S. manufacturing facility in Joliet, Illinois (the "Joliet Facility") and the construction of a battery manufacturing plant and innovation center located at the YMX International Aerocity of Mirabel, Quebec (the "Lion Campus").

Lion’s EVs are tailored to satisfy the needs of its customers and are designed, manufactured, and assembled in-house, without relying on traditional combustion-engine vehicle retrofitting or third-party integrators. To achieve this, Lion has developed its own purpose-built for electric chassis, truck cabins, and bus bodies, incorporating its proprietary battery technology with modular energy capacity and its proprietary Lion software.

Like others in the EV space, Lion has adopted a sales model that is generally based on direct-to-customer sales tailored for EVs, thereby generally avoiding reliance on third-party dealerships. As part of its go-to-market strategy, Lion assists its customers through the EV transition journey in all critical aspects of vehicle selection, financing, purchasing and adoption, including EV education and training, and identification and seeking of any applicable governmental grants, energy requirements, charging infrastructure, maintenance, and advanced telematics solutions. To enhance customer experience and help drive repeat purchases, Lion leverages its growing network of Experience Centers, which are dedicated spaces where prospective customers, policymakers and other transportation industry stakeholders can familiarize themselves with Lion's EVs, learn about their specifications and advantages, obtain sales support and meet sales representatives, discuss grant and subsidy assistance, obtain charging infrastructure assistance, receive vehicle training, maintenance support and have existing vehicles serviced. Services available on-site at Lion’s Experience Centers include product demonstrations and sales support, full-service training, charging infrastructure assistance and maintenance support. Lion has Experience Centers strategically located in key markets in the United States and Canada. Lion currently has eleven Experience Centers strategically located in key markets.

The Company currently has approximately 1,000 employees across all functions, including manufacturing, R&D, sales & marketing, service, and corporate and administrative.

6.0 Research and Development

Lion’s team of approximately 300 engineers and other R&D professionals conducts research and development from its two R&D centers in Saint-Jerome, Quebec, and Montreal, Quebec.
Lion’s R&D is currently focused on enhancing existing vehicles and features, developing additional purpose-built electric vehicle platforms and continuing to develop proprietary battery systems.

Lion expects R&D expense to increase in the foreseeable future to continue expanding on and improving its product offering.

7.0 Financial Highlights

For the three months ended December 31, 2021, the Company's financial performance was the following when compared to the three months ended December 31, 2020:

•Delivery of 71 vehicles, an increase of 25 vehicles, as compared to the 46 delivered in the same period last year.
•Revenue of $22.9 million, up $9.4 million, as compared to $13.5 million in Q4 2020.
•Gross profit of $2.2 million, down $0.3 million, as compared to $2.5 million in Q4 2020.
•Net earnings of $28.3 million in Q4 2021, as compared to a net loss of $53.0 million in Q4 2020. Net earnings for Q4 2021 include a $46.6 million gain related to non-cash decrease in the fair value of share warrant obligations and a $5 million charge related to non-cash share-based compensation, compared to a $31.9 million charge related to non-cash share-based compensation in Q4 2020.
•Adjusted EBITDA1 of negative $7.5 million, as compared to nil in Q4 2020, after mainly adjusting for certain non-cash items such as change in fair value of share warrant obligations and share-based compensation.
•Capital expenditures, which included expenditures related to the Joliet Facility and the Lion Campus, amounted to $19.2 million, up $18.3 million, as compared to $0.9 million in Q4 2020.
•Acquisition of intangible assets, which mainly consist of R&D activities, amounted to $9.7 million, up $2.9 million, as compared to $6.8 million in Q4 2020.
•As of December 31, 2021, Lion had $241.7 million in cash, and access to a committed revolving credit facility in the maximum principal amount of $100 million (which maximum principal amount was increased to $200 million on January 25, 2022), as well as available support from the Canadian federal and Quebec governments of up to approximately C$100 million (amounting to approximately C$50 million each) in connection with the Lion Campus.

8.0 Operational Highlights

U.S. Manufacturing Facility

The Company has taken possession of its new leased 900,000 sq-ft U.S. manufacturing facility in Joliet, Illinois, and vehicle production is expected to begin in the second half of 2022. The Joliet Facility will be Lion’s biggest footprint in the U.S., and should enable the Company to meet the increasing demand in the marketplace for “Made in America” zero-emission vehicles. As a result of increases in cost of materials and labor as well as changes in the design and scope made by the Company, management estimates that the Joliet Facility will represent a total investment by Lion of approximately $150 million, including approximately $115 million expected to be disbursed in 2022, compared to a total investment of approximately $130 million as previously disclosed. In addition, the Company’s contractual lease
1 Adjusted EBITDA is a non-IFRS financial measure. See section 4.0 of this MD&A entitled “Non-IFRS Measures and Other Performance Metrics.”

obligations related to the facility represent approximately $72 million over a 15-year period. Colliers International was retained as construction project manager and Merkur as advisors to assist with global project planning for the installation of the building and production equipment, as well as for the deployment of the facility. As of December 31, 2021, expenditures incurred by the Company towards the project total approximately $13 million, mostly related to tenant improvements, and excluding building related investments made by the landlord. In addition, approximately $40 million is currently engaged towards tenant improvement work and the installation of critical production and other equipment over the coming quarters.

Construction of Lion Campus

Construction of the Lion Campus, located at the YMX International Aerocity of Mirabel, Quebec, began during the fourth quarter of 2021. As a result of changes in the design and scope made by the Company, management estimates that the Lion Campus will represent a total investment by Lion of approximately $180 million (C$225 million), including approximately $100 million expected to be disbursed in 2022, compared to a total investment of approximately $150 million (C$185 million) as previously disclosed. In connection with the Lion Campus, the Company will also evaluate the opportunity to enter into a sale and leaseback of the battery plant building which has not been taken into account in the figures presented in this MD&A. The construction of the battery manufacturing facility is expected to be completed in 2022 and the construction of the innovation center is expected to be completed in 2023. Lion expects to benefit from financing by the Canadian federal and Quebec governments of up to approximately C$100 million (amounting to approximately C$50 million each) in connection with the Lion Campus project, of which up to 30% is expected to be forgiven subject to certain criteria tied to Lion and to the operations of the facilities. The facilities will be located adjacent to Montreal-Mirabel International Airport on a 1.6 million sq-ft property leased from Aeroports de Montreal. JR Automation, a Hitachi Group Company, was retained for battery manufacturing automation and equipment selection, and in parallel, Pomerleau Inc., was retained as project manager and general contractor for the construction of the Lion Campus. In addition, the Company is partnering with Ricardo, an engineering firm, for the development of custom modules. The battery manufacturing plant will be highly automated and is expected to begin production of battery packs and modules made from Lithium-ion cells in the second half of 2022, with a planned annual battery production at full capacity of 5 gigawatt hours, enough to electrify approximately 14,000 of Lion's medium and heavy-duty zero-emission trucks and buses. As of December 31, 2021, expenditures incurred by the Company towards the project totaled approximately $5 million. Expenditures are expected to increase significantly in the coming quarters as construction ramps up and the purchase of critical equipment begins for the battery plant, of which approximately $55 million is currently engaged.

Launch of 100% electric ambulance

On October 18, 2021, Lion and Demers Ambulances, a leading North American manufacturer of ambulances, unveiled the Demers eFX Ambulance, the first all-electric and purpose-built ambulance which is scheduled to be commercialized in the second half of 2022. The Lion5 chassis of the Demers eFX Ambulance will be assembled by Lion, while the medical compartment and final assembly will be carried out by Demers Ambulances. The new 100% electric ambulance is expected to be sold throughout North America, and eventually worldwide.

Notable Orders

On October 25, 2021, Lion announced that it received a conditional purchase order for 1,000 all-electric LionC school buses from STC, a subsidiary of STA, a North-American leader in school transportation, safety and fleet management services, whose controlling shareholder is Caisse de depot et placement du Quebec. Deliveries would begin in 2022 and occur through the end of 2025. The purchase order is conditional upon the satisfactory grant of non-repayable contributions to STC under Infrastructure Canada’s ZETF, for which STC has filed a formal application. STC has successfully completed stage one of the two-stage application process. Under the ZETF program, the Government of Canada aims to invest $2.75 billion over five years to support public transit and school bus operators in the transition to electrification.

On October 28, 2021, Lion announced that it received a purchase order from Groupe Autocar Jeannois ("Jeannois") for 35 all-electric LionC school buses, to be delivered over the next five years. The purchase order also includes an option for Jeannois to purchase five additional LionC buses. Jeannois has also placed a purchase order for four LionM buses to be delivered over the next four years, to gradually replace its luxury diesel-powered minibuses used in its corporate and tourist shuttle passenger transport branch.

On November 18, 2021, Lion announced that it received a purchase order from Groupe Autobus Seguin for 55 all-electric school buses, including 45 LionA and 10 LionC models, to be delivered by 2025. The purchase order is conditional upon the satisfactory grant of funding under the Quebec government's School Transportation Electrification Program and the Canadian federal government's ZETF program.

On December 14, 2021, Lion announced that it received a purchase order for 200 all-electric LionC school buses from Langs Bus Lines, with deliveries to begin gradually in 2022, through 2026. The purchase order is conditional upon the satisfactory grant of non-repayable contributions to Langs Bus Lines under the ZETF program, for which Langs Bus Lines has filed a formal application.

9.0 Recent Developments

Credit Agreement Amendment
On January 25, 2022, Lion amended its committed revolving credit facility to increase the maximum principal amount from $100 million to $200 million. A summary description of the facility is provided in section 16.0 of this MD&A entitled “Liquidity and Capital Resources.”

Launch of Lion Capital Solutions
On February 18, 2022, Lion announced the launch of LionCapital Solutions, a new division dedicated to providing customers with flexible financing solutions specifically tailored to the medium and heavy-duty electric vehicle market. Leveraging Lion’s existing vehicle financing alternatives, LionCapital Solutions will commercialize a programmatic financing offering that can be deployed at scale and is specifically designed for Lion school buses, Lion trucks and related charging infrastructure, including loans, leasing and monetization of carbon credits. LionCapital Solutions will be under the leadership of William Blanchard, who previously held senior positions in financial institutions and has extensive experience in executing complex financing transactions.

Agreement with Cox Automotive Mobility
On February 21, 2022, Lion announced that entered into an agreement with Cox Automotive Mobility to provide rapid response service to Lion customers throughout the United States. The partnership comes following a successful pilot program between the two companies that began in 2021. The agreement gives Lion customers access to Cox Automotive Mobility’s 25 maintenance service centers, more than 1,000 technicians and nearly 800 mobile service trucks in the field, providing more options for convenient, on demand support. Fleet services provided by Cox Automotive Mobility will help to augment the customer support already provided through Lion’s network of Experience Centers, which serve as local hubs for maintenance, distribution, training and education on electrification.

Order for 50 Lion8 tractor trucks
Lion received an order from a company in the retail industry for 50 100% electric Lion8T tractor trucks with deliveries beginning in 2023.

Board of Directors Update
On November 11, 2021, Mr. Ian Robertson resigned from the Board of Directors. On February 24, 2022, Mr. Christopher Jarratt also resigned from the Board of Directors. Messrs. Robertson and Jarratt were both representatives of Northern Genesis Acquisition Corp. and had served as members of the Board since May 2021. As a result, the Board of Directors is now composed of Pierre Larochelle, Marc Bedard, Sheila Colleen Bair, Pierre-Olivier Perras, Michel Ringuet, Lorenzo Roccia and Pierre Wilkie. Sheila Colleen Bair was appointed as chair of the Nominating and Corporate Governance Committee and Pierre Wilkie was appointed as chair of the Human Resources and Compensation Committee.

10.0 Order Book2

As of February 24, 2022, Lion’s vehicle order book stood at 2,325 all-electric medium- and heavy-duty vehicles, consisting of 300 trucks and 2,025 buses, representing a combined total order value of approximately $575 million based on management's estimates. Additionally, LionEnergy, Lion’s division that assists customers with selecting, purchasing, project managing and deploying charging infrastructure ahead of vehicle delivery and which generates revenues through project management and consulting services as well as the resale of charging stations from global charging infrastructure manufacturers, had an order book of 278 charging stations, representing a combined total order value of approximately $3.0 million, as of February 24, 2022 based on management's estimates.

11.0 Key Factors Affecting Lion’s Performance

Lion believes that its performance and future success are dependent on multiple factors that present significant opportunities, but also pose risks and challenges, including those discussed below and in section 23.0 of this MD&A entitled “Risk Factors.”

Customer Demand for Electrification
The demand for Lion's vehicles is highly dependent upon the general customer demand for electric vehicles. The electrification of medium and heavy-duty commercial vehicles continues to gain momentum
2 See section 4.0 of this MD&A entitled “Non-IFRS Measures and Other Performance Metrics”.

as users and governmental authorities are looking for novel solutions to reduce greenhouse gas (“GHG”) emissions and atmospheric pollution generally while the cost competitiveness of electric vehicles continues to improve. While Lion anticipates that an increasing number of fleet owners and operators will seek all-electric alternatives to reduce the carbon footprint of their diesel fleets, its performance and future success will be largely influenced by the rates of adoption of electric vehicles by customers in markets in which it operates. Lion intends to leverage its broad offering of electric vehicles available for purchase today, and its strong engagement with large fleet owners and other potential customers, in order to benefit from the growing customer demand for electric vehicles. In addition, in order to meet customer demand and drive adoption of its vehicles and solutions, Lion plans to make comprehensive additions to its production capacity and expand its network of Experience Centers, which are expected to require significant capital and operating expenses.

Global Supply Chain

Disruptions in the global supply chain are increasingly being exacerbated by labor shortages. Such disruptions including port congestion, rail and weather disruptions, trucker shortages, and intermittent supplier shutdowns and delays, have resulted in component shortages, extended lead times for delivery of parts and raw materials, as well as, in certain cases, additional costs and production slowdowns for manufacturers. Labor shortages which may impact the Company and its suppliers, may manifest themselves in the form of employee turnover, departures, and demands for higher wages which result in the Company having to operate at reduced capacity, therefore resulting in lower production and deliveries, delayed growth plans, and could pose additional challenges related to employee compensation. In addition, the Company may need to continue to incur increasing freight and logistic expenses to expedite delivery of components used in its vehicles and to proactively increase inventory levels, particularly considering ongoing supply chain disruptions which may continue for the foreseeable future. Therefore, the Company may from time-to-time experience shortages of raw materials and components, and labor which, in turn, may result in production slowdowns. The degree and duration of disruptions to future business activities are unknown at this time. Any protracted disruption in the supply chain could impact Lion’s performance.

Reduction in Total Cost of Ownership

The total cost of ownership (“TCO”), along with quality and reliability, are the primary drivers of truck and bus purchasing decisions for fleet owners and operators. Lion’s management believes that Lion’s truck TCO is favorable to comparable diesel vehicles today in most use cases. Going forward, the TCO advantage of electric trucks is expected to further increase as electric vehicle prices reduce, which will in turn further improve the economic benefit and rationale for fleet owners and operators to purchase Lion’s all-electric vehicles. In the school bus market, the lower annual mileage of individual units typically renders the lower energy and maintenance costs insufficient to account for the currently higher upfront costs of electric vehicles over incumbent diesel units. As such, at the current time, subsidies are often required for electric buses to be competitive over diesel units from a pure TCO point of view in this category. Over time, as the cost of the vehicles decreases as a result, among other things, of reduction in battery costs from increased vertical integration in manufacturing of battery systems, increased purchasing power with suppliers through larger volume commitments, increased manufacturing capacity utilization, and other productivity gains, the TCO for electric buses is expected to become favorable even in the absence of subsidies. However, if the cost of electric vehicles does not decrease over time, and subsidies expire, Lion's future sales could be negatively impacted.

Product Development

Lion’s growing line-up of purpose-built all-electric vehicles consists of seven urban truck and bus models available for purchase today. The product offering consists of (i) trucks, being Lion6 (Class 6 truck), Lion8 (Class 8 truck), Lion8 Reefer, and Lion8 Refuse trucks, (ii) school buses, being LionC (Type C school bus) and LionA (Type A school bus) and (iii) a shuttle bus, the LionM. Lion’s development pipeline consists of eight additional all-electric urban vehicles, five of which are expected to be commercialized in 2022; the Lion8 Tractor truck, Lion Ambulance, Lion Bucket truck, Lion5 (Class 5 truck), and the LionD (Type D school bus). The Lion7 (Class 7 truck), Lion Boom truck, and the Lion Utility truck are expected to be commercialized in 2023. In parallel, Lion intends to continue the development and improvement of its existing vehicle products, battery systems, services, and solutions.

Regulatory Landscape and Government and Economic Incentives

Lion competes in an industry that is subject to environmental regulations across the various jurisdictions in which it sells its products. With heightened focus on the global environment, commercial vehicles have come under significant scrutiny by customers, enterprises, and governmental and regulatory bodies as they represent a significant portion of the global GHG emissions. While regulations are expected to continue to become increasingly stringent over time, especially with respect to the use of diesel vehicles, various subsidy and financial incentives programs have been introduced by governmental authorities in Canada and the United States to promote the adoption of emissions-free vehicles. Demand for Lion’s vehicles is currently often influenced by federal, state, provincial and local tax credits, rebates, grants and other government programs and incentives that promote the use of battery electric vehicles. These include various government programs that make grant funds available for the purchase of battery electric vehicles. Additionally, demand for Lion’s vehicles may be influenced by laws, rules, regulations and programs that require reductions in carbon emissions, such as the various measures implemented by lawmakers and regulators in California and Quebec, among others, designed to increase the use of electric and other zero-emission vehicles, including the establishment of firm goals in certain instances for the number of these vehicles operating on state roads by specified dates and the enactment of various laws and other programs in support of these goals.

Costs of Raw Materials and Supplies

Components in Lion’s vehicles are made of various raw materials, including aluminum, steel, carbon fiber, non-ferrous metals (such as copper) and other materials and minerals used to manufacture lithium-ion batteries. The prices for these raw materials fluctuate depending on market conditions and global demand. While Lion manages some of these risks through long-term contractual arrangements with suppliers with respect to the supply of certain key components of its vehicles, including lithium-ion batteries, it does not currently hedge its long-term exposure to price fluctuations of raw materials and supplies. Therefore, an increase in prices of raw materials and supplies could negatively impact the Company’s operating results if it is not able to find other manufacturing or supply alternatives or transfer these cost increases to customers.

Foreign Exchange

The Company’s revenues are reported in US dollars but its functional currency is the Canadian dollar and the majority of its transactions are in Canadian dollars. The Company's current manufacturing facilities are located in Canada. Suppliers of the Company are located in Canada, the United States and other foreign jurisdictions. The Company’s current indebtedness is mainly denominated in Canadian dollars. Going forward, the Company’s growth strategy will require substantial investments in Canada and in the United States. Therefore, the Company’s revenues, gross profit and net income (loss) reported in US dollars are and are expected to continue to be exposed to foreign exchange fluctuations.

Seasonality

The Company’s sales have historically experienced substantial fluctuations from quarter to quarter, particularly considering that they have been mainly comprised of sales of school buses which are mainly driven by the school calendar. While the Company expects to continue to experience seasonal variations in its sales in the foreseeable future, management believes that the mix of product sales may vary considerably in the future, especially in connection with the Company’s execution of its growth strategy and as sales of trucks become more prevalent and new products are introduced. As a result, it is difficult to predict if any historical trends will be reproduced in the future.

Current situation with regards to COVID-19

The decree of a COVID-19 state of pandemic in March 2020 has resulted in the enactment of numerous measures by the federal, provincial, state and municipal governments to protect the public, which impacted Lion’s operations. From time to time, these measures have resulted either in a full shutdown or in a significant reduction in the operations of Lion’s manufacturing facility. In some cases, the relaxation of such measures has been followed by actual or contemplated returns to stringent restrictions on gatherings or commerce, including in parts of Canada and the United States. These measures have also impacted the Company’s research and development, marketing, sales and after-market activities. Similarly, these measures have significantly impacted customers, suppliers and other business partners, and their respective businesses.

There continues to be significant uncertainty surrounding the COVID-19 pandemic. The COVID-19 pandemic significantly negatively impacted the global economy in 2020 and 2021 and may continue to do so in the future. Global conditions that originated during the pandemic continue to persist and have had and will continue to have a long-lasting adverse impact on Lion's business and its industry. For example, labor shortages resulting from the pandemic may lead to increased difficulty in hiring and retaining manufacturing employees, as well as increased labor costs for Lion and its suppliers. In addition, increased costs and/or delays in the Company's ramp-up and growth projects such as the industrialization of the Joliet Facility and the construction of the Lion Campus could be exacerbated by the current pandemic conditions. Given the dynamic nature of the pandemic, as demonstrated by the emergence of COVID-19 variants, infection and vaccination rates, and governmental regulations and measures that continue to fluctuate, the full extent to which COVID-19 (including as a result of the currently prevalent variants and the potential emergence of other variants of the virus in the future) impacts Lion’s business or the global economy and the markets in which Lion operates and sells its products, including Canada and the United States, will depend on unknown future developments which Lion cannot predict. Accordingly, as of the date of this MD&A, management continues to closely monitor the evolving situation.

12.0 Components of Results of Operations

Revenues
To date, Lion has primarily generated revenues from the sale of its all-electric school bus vehicles. Following the ongoing ramp-up of Lion’s truck manufacturing, Lion anticipates a significant proportion of its revenues to be generated from the sale of all-electric trucks over time.

Cost of Sales
Lion’s cost of sales includes material costs, transportation costs, labor, manufacturing overhead, and other direct costs related to electric vehicle production.

Administrative Expenses
Administrative expenses consist of non-manufacturing facility leasing, share-based compensation, as well as employee benefits for management, information technology, human resources, accounting, legal, investor relations, and other general administrative functions. Administrative expenses also include professional fees, non-manufacturing depreciation expense, and non-manufacturing related insurance costs (including director and officer insurance). Lion expects its cash-based administrative expenses to increase for the foreseeable future as Lion increases headcount to support the growth of its business.

Selling Expenses
Selling expenses consist of salaries and other similar expenses related to Lion’s bus and truck sales force and employee benefit costs, share-based compensation, business development, aftermarket sales and advertising, marketing and communications. Lion expects its cash-based selling expenses to increase for the foreseeable future as Lion expands its sales force and increases headcount to support the growth of its business.

Transaction Costs
Transaction costs consist of banking, legal, and other professional fees incurred in connection with the Business Combination.

Finance Costs
Finance costs consists primarily of interest paid on Lion’s outstanding debt, interest on lease liabilities, as well as non-cash accretion expenses on retractable common shares (which were outstanding prior to the Business Combination), and non-cash accretion and revaluation expenses on the balance of purchase price payable related to the acquisition of dealership rights.

Foreign Exchange (Gain) Loss
Foreign exchange gains and losses represent the gains and losses on instruments such as cash balances, accounts receivable, accounts payable, debt balances and other accounts that are not denominated in Canadian dollars, as a result of changes in foreign currency rates.

Change in Fair Value of Share Warrant Obligations

On July 1, 2020, in connection with the entering into of a master purchase agreement and a work order (collectively, the “MPA”) with Amazon Logistics, Inc. (the "Specified Customer"), the Company issued a warrant to purchase common shares of the Company (the “Specified Customer Warrant”) to Amazon.com NV Investment Holdings LLC (the “Warrantholder”) which vests, subject to the terms and conditions contained therein, based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on Lion’s products or services.

At the election of the Warrantholder, any vested portion of the Specified Customer Warrant can be exercised either on a cash basis by the payment of the applicable exercise price or on a net issuance basis based on the in-the-money value of the Specified Customer Warrant. The exercise price of the Specified Customer Warrant corresponds to $5.66. The Specified Customer Warrant grants the Warrantholder the right to acquire up to 35,350,003 common shares of Lion.

There was an initial vesting of a portion of the Specified Customer Warrant which is exercisable for 5,302,511 common shares of Lion. The remaining portion of the Specified Customer Warrant vests in three tranches based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on Lion’s products or services. The Specified Customer Warrant has a term of 8 years ending on July 1, 2028. Full vesting of the Specified Customer Warrant requires spending of at least $1.1 billion on Lion’s products or services over the term of the Specified Customer Warrant, subject to accelerated vesting upon the occurrence of certain events, including a change of control of Lion or a termination of the MPA for cause.

Lion determined that the Specified Customer Warrant is a derivative instrument and is classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments. The vested portion of the Specified Customer Warrant is initially recorded at fair value as a share warrant obligation and then revalued at each reporting date, with a corresponding contract asset recognized at inception. The corresponding contract asset recognized at inception will be amortized as a reduction of revenues on a percentage per dollar of revenue generated with Amazon.com, Inc. and its affiliates.

Upon completion of the Business Combination, each outstanding warrant to purchase shares of NGA’s common stock was converted into a warrant to acquire one common share of Lion (a “Lion Warrant”), at a price of $11.50 per share. A total of 27,111,741 NGA Warrants were converted into 27,111,741 Lion Warrants, 15,972,672 of which were public Lion Warrants and 11,139,069 of which were private Lion Warrants.

The Company determined that the warrants are derivative instruments and are classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments. The warrants are initially recorded at fair value and then revalued at each reporting date.

Each public Lion Warrant entitles the holder to purchase one common share of Lion for a price $11.50 per share. The public Lion Warrants (all of which are exercisable and will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation), may be redeemed by the Company, in whole at a price of $0.01 per public Lion Warrant, provided that the last reported sales price of the Company’s common shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period commencing once the public Lion Warrants become exercisable and ending on the third trading day prior to the date on which the Company gives proper notice of such redemption.

Each private Lion Warrant entitles the holder to purchase one common share of Lion for a price of $11.50 per share. Any of the private warrants (all of which exercisable and will expire five years after the completion of the Business Combination) that is held by Northern Genesis Sponsor LLC or its permitted transferees may not be redeemed by the Company so long as they are held by any such person.

13.0 Results of Operations

Comparison of annual results

Lion’s results of operations for the years ended December 31, 2021, 2020, and 2019 are presented below:

	Years ended
	Dec 31, 2021	Dec 31, 2020	Dec 31, 2019	Variation 2021-2020	% Change 2021-2020	Variation 2020-2019	% Change 2020-2019
	(dollar amounts in thousands, except share and per share data)

Revenue	$57,710	$23,423	$30,862	$34,288	146%	$(7,440)	(24) %
Cost of sales	$57,665	$20,277	$20,778	$37,387	184%	$(500)	(2) %
Gross profit	$45	$3,145	$10,085	$(3,100)	n.a.	$(6,939)	n.a
Gross profit margin	0.1%	13.4%	32.7%	n.a.	(13.3) %	n.a	(19.2) %

Operating expenses:
Administrative expenses	$78,423	$59,942	$2,936	$18,481	n.m.	$57,006	1942%
Selling Expenses	$27,720	$15,721	$5,892	$11,999	n.m.	$9,829	167%
Transaction costs	$13,655	—	—	$13,655	n.m.	—	n.m.
Other	—	—	$133	—	n.m.	$(133)	n.m.
Operating (loss) income	$(119,752)	$(72,518)	$1,124	$(47,234)	n.m.	$(73,642)	n.m.

Finance costs	$8,332	$8,667	$4,112	$(335)	(4) %	$4,555	111%
Foreign exchange (gain) loss	$1,037	$(681)	$79	$1,718	n.m.	$(760)	n.m.
Change in fair value of share warrant obligations	$(85,796)	$16,847	—	$(102,643)	n.m.	$16,847	n.m.
Income (loss) before income taxes	$(43,325)	$(97,352)	$(3,067)	$54,026	n.m	$(94,284)	n.m.

Income taxes	—	—	$4	—	n.m	$(4)	n.m.
Net loss	$(43,325)	$(97,352)	$(3,071)	$54,026	n.m.	$(94,280)	n.m.

Foreign currency translation adjustment	$321	$(4,631)	$234	$4,952	n.m.	$(4,865)	n.m.

Comprehensive loss	$(43,004)	$(101,983)	$(2,837)	$58,978	n.m.	$(99,146)	n.m.

Basic loss per share (1)	$(0.27)	$(0.88)	$(0.03)	$0.61	n.m.	$(0.85)	n.m.

Diluted loss per share (1)	$(0.27)	$(0.88)	$(0.03)	$0.61	n.m.	$(0.85)	n.m.

Basic weighted average number of common shares outstanding	162,245,092	110,551,314	106,386,720	51,693,778	n.a.	4,164,594	n.a.

Diluted weighted average number of common shares outstanding	162,245,092	110,551,314	106,386,720	51,693,778	n.a.	4,164,594	n.a.
n.a. = not applicable
n.m. = not meaningful

(1) All amounts have been adjusted to reflect the share split completed in connection with the Business Combination. See section 2.0 of this MD&A entitled “Basis of Presentation.”

Revenue

Fiscal 2021 compared to Fiscal 2020
For the year ended December 31, 2021, revenue amounted to $57.7 million, an increase of $34.3 million, compared to the year ended December 31, 2020. The increase in revenue was primarily due to an increase in vehicle sales volume of 116 units, from 80 units (all school buses; 47 vehicles in Canada and 33 vehicles in the U.S.) for the year ended December 31, 2020, to 196 units (151 school buses and 45 trucks; 134 vehicles in Canada and 62 vehicles in the U.S.) for the year ended December 31, 2021. Revenues for the year ended December 31, 2021 were impacted by continuing global supply chain challenges, which required the Company to delay the final assembly of certain vehicles and resulted in increased inventory levels.

Fiscal 2020 compared to Fiscal 2019
Revenue decreased by $7.4 million, or 24%, from $30.9 million for the year ended December 31, 2019 to $23.4 million for the year ended December 31, 2020. The decrease in revenue was primarily due to a decrease in school bus sales volume of 27 units, from 107 units (52 in Canada and 55 in the U.S.) for the year ended December 31, 2019 to 80 units (47 in Canada and 33 in the U.S.) for the year ended December 31, 2020, as measures implemented relating to COVID-19 prevented Lion from delivering school buses to certain operators and school districts, and contributed to supply chain disruptions resulting in additional production delays.

Cost of Sales

Fiscal 2021 compared to Fiscal 2020

For the year ended December 31, 2021, cost of sales amounted to $57.7 million, representing an increase of $37.4 million, compared to the year ended December 31, 2020. The increase was primarily due to increased sales volumes and higher production levels, increased fixed manufacturing costs related to the ramp-up of production capacity for future quarters, and the impact of continuing global supply chain challenges.

Fiscal 2020 compared to Fiscal 2019
Cost of sales decreased by $0.5 million, or 2%, from $20.8 million for the year ended December 31, 2019 to $20.3 million for the year ended December 31, 2020. As a percentage of revenues, cost of sales increased by 19.2% from 2019 to 2020, primarily due to the addition of personnel and other resources to accommodate higher expected production volumes, which ultimately did not materialize, largely due to challenges related to the COVID-19 pandemic.

Gross Profit

Fiscal 2021 compared to Fiscal 2020

For the year ended December 31, 2021, gross profit decreased by $3.1 million to nil, compared to $3.1 million for the year ended December 31, 2020. The decrease was primarily due to the impact of increased fixed manufacturing costs related to the ramp-up of production capacity for future quarters and the impact of continuing global supply chain challenges, partially offset by the positive gross profit impact of increased sales volumes.

Fiscal 2020 compared to Fiscal 2019

Gross profit decreased by $6.9 million, from $10.1 million (32.7% of revenues) for the year ended December 31, 2019 to $3.1 million (13.4% of revenues) for the year ended December 31, 2020. The decrease was primarily due to lower revenues and the addition of personnel and other resources to accommodate higher expected production volumes, which ultimately did not materialize, largely due to challenges related to the COVID-19 pandemic.

Administrative Expenses

Fiscal 2021 compared to Fiscal 2020

For the year ended December 31, 2021, administrative expenses (which included $56.7 million of non-cash share-based compensation) increased by $18.5 million, from $59.9 million for the year ended December 31, 2020, to $78.4 million. The increase was mainly due to an increase in expenses reflecting Lion’s transition to being a public company, and the expansion of Lion’s head office capabilities in anticipation of an expected increase in business activities, as well as non-cash share-based compensation. Administrative expenses for the year ended December 31, 2021, also includes an expense of $2.5 million relating to the procurement of director and officer ("D&O") insurance on terms reflecting the public-company status of Lion, which is materially higher than the expense incurred in prior periods when the Company was a private company.

Fiscal 2020 compared to Fiscal 2019

Administrative expenses increased by $57.0 million, from $2.9 million for the year ended December 31, 2019 to $59.9 million for the year ended December 31, 2020. The increase was primarily due to an increase in non-cash share-based compensation of $54.0 million, Lion expanding its head office capabilities in preparation of an expected increase in business, and an increase in professional fees.

Selling Expenses

Fiscal 2021 compared to Fiscal 2020

For the year ended December 31, 2021, selling expenses (which included $14.4 million of non-cash share-based compensation) increased by $12.0 million, from $15.7 million for the year ended December 31, 2020, to $27.7 million. The increase was primarily due to an increase in non-cash share-based compensation of $4.2 million as well as to Lion expanding its sales force in anticipation of the ramp-up of production capacity, and an increase in expenses associated with Experience Centers as a result of the opening and operations of new Experience Centers.

Fiscal 2020 compared to Fiscal 2019

Selling expenses increased by $9.8 million, from $5.9 million for the year ended December 31, 2019 to $15.7 million for the year ended December 31, 2020. The increase was primarily due to an increase in non-cash share-based compensation of $9.9 million and higher expenses associated with the opening and operations of new Experience Centers, partially offset by lower marketing and selling related expenses.

Transaction Costs

Fiscal 2021 compared to Fiscal 2020

Transaction costs of $13.7 million for the year ended December 31, 2021 were incurred in the second quarter of 2021 and related to the completion of the Company's business combination and plan of reorganization on May 6, 2021 pursuant to which Lion became a public company (the "Business Combination") and were mainly composed of legal, banking, and other professional fees.

Finance Costs

Fiscal 2021 compared to Fiscal 2020

For the year ended December 31, 2021 finance costs decreased by $0.3 million, from $8.7 million for the year ended December 31, 2020, to $8.3 million. The decrease was driven primarily by lower accretion expense on retractable common shares, (which were outstanding prior to the Business Combination), partially offset by an increase in borrowing costs due to an increase in the amount of average debt outstanding and an increase in interest expense on convertible debt instruments (up until the respective repayments or reclassification to common shares of these related debts, which occurred on May 6, 2021, as part of the closing of the Business Combination), as well as and an increase in interest costs related to lease liabilities from new Experience Center openings.

Fiscal 2020 compared to Fiscal 2019

Finance costs increased by $4.6 million, from $4.1 million for the year ended December 31, 2019 to $8.7 million for the year ended December 31, 2020. The increase was driven primarily by higher accretion expense on retractable common shares (which were outstanding prior to the Business Combination), an increase in borrowing costs, and an increase in interest costs related to lease liabilities from new Experience Center openings.

Foreign Exchange (Gain) Loss

Fiscal 2021 compared to Fiscal 2020

Foreign exchange gains and losses relate primarily to the revaluation of net monetary assets denominated in foreign currencies to the functional currencies of the related Lion entities. Foreign exchange loss for the year ended December 31, 2021, was $1.0 million compared to a gain of $0.7 million year ended December 31, 2020, largely as a result of a strengthening of the Canadian dollar relative to the US dollar during 2021, as compared to 2020.

Fiscal 2020 compared to Fiscal 2019

Foreign exchange gain amounted to $0.7 million for the year ended December 31, 2020 compared to a foreign exchange loss of $0.1 million for the year ended December 31, 2019. The increase in the gain is primarily due to the weakening of the Canadian dollar versus the US dollar on the remeasurement or monetary items denominated in US dollars.

Change in fair value of share warrant obligations

Fiscal 2021 compared to Fiscal 2020

Change in fair value of share warrant obligations resulted in a gain of $85.8 million for the year ended December 31, 2021, compared to a loss of $16.8 million for the year ended December 31, 2020, related to the warrants issued to a customer in July 2020 and the public and private warrants issued as part of the closing of the Business Combination on May 6, 2021. The gain for the year ended December 31, 2021 results mainly from the decrease in the market price of Lion equity as compared to the previous valuations.

Fiscal 2020 compared to Fiscal 2019

The change in fair value of share warrant obligations represents the change recognized in the consolidated statement of loss and comprehensive loss resulting from revaluing the customer share warrant obligations as of December 31, 2020. The change in fair value amounted to $16.8 million.

Net Earnings (Loss)

Fiscal 2021 compared to Fiscal 2020

For the year ended December 31, 2021, net loss decreased by $54.0 million, from $97.4 million for the year ended December 31, 2020, to $43.3 million. The lower net loss for the year ended December 31, 2021 as compared to the year ended December 31, 2020 was largely due to the gain related to the fair value of share warrant obligations, partially offset by higher administrative and selling expenses (including share-based compensation) and transaction costs.

Fiscal 2020 compared to Fiscal 2019

Net loss increased by $94.3 million, from $3.1 million for the year ended December 31, 2019 to $97.4 million for the year ended December 31, 2020. The higher net loss for the year ended December 31, 2020 as compared to the year ended December 31, 2019 was primarily due to lower gross profit, higher administrative and selling expenses (including share-based compensation), and the loss related to the fair value of the share warrant obligations.

Comparison of fourth quarter results for Fiscal 2021 and Fiscal 2020

Lion’s results of operations for the three months ended December 2021 and 2020 are presented below:

	Unaudited - three months ended
	Dec 31, 2021	Dec 31, 2020		Variation	% Change
	(dollar amounts in thousands, except share and per share data)

Revenue	$22,870	$13,504		$9,366	69%
Cost of sales	$20,691	$11,030	(1)	$9,660	88%
Gross profit	$2,180	$2,474		$(294)	n.a.
Gross profit margin	10%	18%		n.a	(9) %

Operating expenses:
Administrative expenses	$12,181	$31,346		$(19,165)	n.m.
Selling Expenses	$4,790	$4,152		$638	n.m.
Transaction costs	—	—		—	n.m.
Operating (loss) income	$(14,791)	$(33,024)		$18,233	n.m.

Finance costs	$1,194	$3,064		$(1,870)	(61) %
Foreign exchange (gain) loss	$2,337	$(398)		$2,735	n.m.
Change in fair value of share warrant obligations	$(46,587)	$17,292		$(63,879)	n.m.
Net earnings (loss)	$28,266	$(52,982)		$81,247	n.m.

Foreign currency translation adjustment	$3,734	$(3,876)		$7,610	n.m.

Comprehensive income (loss)	$32,000	$(56,858)		$88,857	n.m.

Basic earnings (loss) per share (2)	$0.15	$(0.48)		$0.63	n.m.

Diluted earnings (loss) per share (2)	$0.14	$(0.48)		$0.62	n.m.

Basic weighted average number of common shares outstanding	189,721,188	110,551,314		–	n.a.

Diluted weighted average number of common shares outstanding	198,898,382	110,551,314		–	n.a.

n.a. = not applicable
n.m. = not meaningful

(1) Cost of sales for the three months ended December 31, 2020 has been adjusted to exclude an amount of approximately $1.2 million relating to manufacturing and transport costs incurred and accounted for in the nine months ended September 30, 2020 and which were capitalized to inventories during the three months ended December 31, 2020 as part of the Company's year-end audit procedures. Including the impact of these aforementioned items, cost of sales for the three months ended December 31, 2020 was approximately $9.8 million.

(2) All amounts have been adjusted to reflect the share split completed in connection with the Business Combination. See section 2.0 of this MD&A entitled “Basis of Presentation.”

Revenue

For the three months ended December 31, 2021, revenue amounted to $22.9 million, an increase of $9.4 million, compared to the corresponding period in the prior year. The increase in revenue was primarily due to an increase in vehicle sales volume of 25 units, from 46 units (all school buses; 28 vehicles in Canada and 18 vehicles in the U.S.) for the three months ended December 31, 2020 to 71 units (57 school buses and 14 trucks; 43 vehicles in Canada and 28 vehicles in the U.S.) for the three months ended December 31, 2021. Revenues for the three months ended December 31, 2021 were impacted by continuing global supply chain challenges, which required the Company to delay the final assembly of certain vehicles and resulted in increased inventory levels. Although deliveries for the three months ended December 31, 2021 were sequentially higher than previous quarter deliveries within fiscal 2021, we still expect manufacturing and deliveries for the first quarter of fiscal 2022 to be impacted by supply chain challenges, however we expect these issues to be reduced as we move forward in the year.

Cost of Sales

For the three months ended December 31, 2021, cost of sales amounted to $20.7 million, representing an increase of $9.7 million compared to $11.0 million in the corresponding period in the prior year. The increase compared to the corresponding prior period was primarily due to increased sales volumes and higher production levels, increased fixed manufacturing costs related to the ramp-up of production capacity for future quarters, and the impact of continuing global supply chain challenges.

Gross Profit

For the three months ended December 31, 2021, gross profit decreased by $0.3 million, from $2.5 million for the corresponding period in the prior year, to $2.2 million for the three months ended December 31, 2021. The decrease was primarily due to the impact of increased fixed manufacturing costs related to the ramp-up of production capacity for future quarters and the impact of continuing global supply chain challenges, partially offset by the positive gross profit impact of increased sales volumes.

Administrative Expenses

For the three months ended December 31, 2021, administrative expenses (which include $4.3 million of non-cash share-based compensation) decreased by $19.2 million, from $31.3 million for the three months ended December 31, 2020, to $12.2 million for the three months ended December 31, 2021. The decrease was primarily due to a decrease in non-cash share-based compensation of $25.1 million, partially offset by an increase in expenses reflecting Lion’s transition to being a public company, and the expansion of Lion’s head office capabilities in anticipation of an expected increase in business activities. Administrative expenses for the three months ended December 31, 2021, also includes an expense of $0.9 million relating to the procurement of Director and Officer ("D&O") insurance on terms reflecting the public-company status of Lion, which is materially higher than the expense incurred in prior periods when the Company was a private company.

Selling Expenses

For the three months ended December 31, 2021, selling expenses (which include $0.6 million of non-cash share-based compensation) increased by $0.6 million, from $4.2 million for the three months ended December 31, 2020, to $4.8 million for the three months ended December 31, 2021. The increase was primarily due to the impact of Lion expanding its sales force, and to an increase in expenses associated with Experience Centers, partially offset by a decrease in non-cash share-based compensation of $1.9 million.

Finance Costs

For the three months ended December 31, 2021, finance costs decreased by $1.9 million compared to the corresponding period in the prior year as a result of a significantly lower amount of average debt outstanding during the period as a result of certain debt repayments or reclassification to common shares of these related debts, which occurred on May 6, 2021, as part of the closing of the Business Combination.

Foreign Exchange (Gain) Loss

Foreign exchange gains and losses for all periods presented relate primarily to the revaluation of net monetary assets denominated in foreign currencies to the functional currencies of the related Lion entities. For three months ended December 31, 2021, foreign exchange loss was $2.3 million, compared a gain of $0.4 million in the corresponding period in the prior year, largely as a result of a strengthening of the Canadian dollar relative to the US dollar during the three months ended December 31, 2021.

Change in Fair Value of Share Warrant Obligations

Change in fair value of share warrant obligations moved from a loss of $17.3 million for the three months ended December 31, 2020, to a gain of $46.6 million, for the three months ended December 31, 2021. The gain for the three months ended December 31, 2021, was related to the warrants issued to a customer in July 2020 and the public and private warrants issued as part of the closing of the Business Combination on May 6, 2021, and resulted mainly from the decrease in the market price of Lion equity as compared to the previous valuations.

Net Earnings (Loss)

The net earnings for the three months ended December 31, 2021 as compared to the net loss for the corresponding prior period were largely due to the decrease in the fair value of share warrant obligations, and lower share-based compensation (included in administrative and selling expenses).

Summary of Quarterly Results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended (amounts in thousands, except share and per share amounts or otherwise indicated)	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020		Sep 30, 2020		Jun 30, 2020	Mar 31, 2020

Revenue	$22,870	$11,925	$16,689	$6,225	$13,504		$2,613		$6,077	$1,228
Net earnings (loss)(1)	$28,266	$123,013	$(178,490)	$(16,114)	$(52,982)	(1)	$(37,377)	(1)	$(1,324)	$(5,669)
Net earnings (loss) per share
Basic (2)	0.15	0.65	(1.13)	(0.15)	(0.48)		(0.34)		(0.01)	(0.05)
Diluted (2)	0.14	0.60	(1.13)	(0.15)	(0.48)		(0.34)		(0.01)	(0.05)
Weighted average number of shares outstanding (in thousands)
Basic	189,721	189,008	158,200	110,551	110,551		110,551		110,551	110,551
Diluted	198,898	204,710	158,200	110,551	110,551		110,551		110,551	110,551
(1) Net loss for the three months ended December 31, 2020 has been adjusted to exclude an amount of approximately $1.2 million relating to manufacturing and transport costs incurred and accounted for in the nine months ended September 30, 2020 and which were capitalized to inventories during the three months ended December 31, 2020 as part of the Company's year-end audit procedures. Including the impact of these aforementioned items, cost of sales for the three months ended December 31, 2020 was approximately $51.8 million.
(2) All amounts have been adjusted to reflect the share split completed in connection with the Business Combination. See section 2.0 of this MD&A entitled “Basis of Presentation.”

The Company’s sales have historically experienced substantial fluctuations from quarter to quarter, particularly considering that they have been mainly comprised of sales of school buses which are mainly driven by the school calendar. While the Company expects to continue to experience seasonal variations in its sales in the foreseeable future, management believes that the mix of product sales may vary considerably in the future, especially in connection with the Company’s execution of its growth strategy and as sales of trucks become more prevalent and new products are introduced. As a result, it is difficult to predict if any historical trends will be reproduced in the future.

Reconciliation of Adjusted EBITDA
The following table reconciles net earnings (loss) to Adjusted EBITDA for the three months ended December 31, 2021, and 2020, and the years ended December 31, 2021, 2020, and 2019:

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020	2019
	(in thousands)		(in thousands)

Revenue	$22,870	$13,504	$57,710	$23,423	$30,862

Net earnings (loss)	$28,266	$(52,982)	$(43,325)	$(97,352)	$(3,071)
Finance costs	$1,194	$3,064	$8,332	$8,667	$4,112
Depreciation and amortization	$1,643	$947	$5,260	$2,696	$1,216
Share-based compensation (1)	$5,080	$31,861	$71,081	$65,249	$1,422
Change in fair value of share warrant obligations (2)	$(46,587)	$17,292	$(85,796)	$16,847	$—
Foreign exchange (gain) loss (3)	$2,337	$(398)	$1,037	$(681)	$79
Transaction and other non-recurring expenses (4)	$616	$212	$15,815	$233	$155
Income taxes	–	–	–	–	$4
Adjusted EBITDA	$(7,453)	$(4)	$(27,596)	$(4,340)	$3,917
(1)Represents non-cash expenses recognized in connection with the issuance and revaluation to fair value of stock options issued to participants under Lion’s stock option plan as described in note 15 to the annual audited consolidated financial statements as at and for years ended December 31, 2021, 2020 and 2019.
(2)Represents non-cash change in the fair value of the share warrant obligations as described in note 13 to the annual audited consolidated financial statements as at and for years ended December 31, 2021, 2020 and 2019.
(3)Represents non-cash losses (gains) relating to foreign exchange translation.
(4)For the year ended December 31, 2021, represents transaction costs related to the Business Combination which was completed on May 6, 2021, as described in note 4 to the annual audited consolidated financial statements, professional fees related to financing transactions, and other non-recurring professional fees. For the year ended December 31, 2020, represents professional fees related to financing transactions and other non-recurring professional fees. For the year ended December 31, 2019, represents professional fees related to the acquisition of dealership rights, professional fees related to financing transactions, and other non-recurring professional fees.
Adjusted EBITDA for the year ended December 31, 2021 includes an expense of $2.5 million relating to the procurement of D&O insurance on terms reflecting the public company status of Lion, which is materially higher than the corresponding expense incurred in prior periods when the company was a private company.

14.0 Financial Position

The following table sets out selected information related to the financial position of Lion as of December 31, 2021, and December 31, 2020 as well as explanations for variations:

dollar amounts in thousands	Dec 31, 2021	Dec 31, 2020	Variation	Explanation of Variation
	$	$
Cash	241,702	—	241,702	See section 16. 0 of this MD&A entitled "Liquidity & Capital Resources"
Accounts receivable	37,899	18,505	19,394	Mainly due to higher sales
Inventories	115,979	38,073	77,906	Mainly due to higher volumes of raw materials, work in process, and finished goods inventories in line with the Company's ramp-up of manufacturing activities
Current assets	401,021	57,657	343,364	Mainly due to higher cash and cash equivalents, accounts receivable, and inventories as explained above
Property, plant and equipment	32,668	5,447	27,221	Mainly due to the Joliet Facility and Lion Campus projects
Right-of-use assets	60,902	7,499	53,404	Mainly due to new lease for the Joliet Facility and new experience centers.
Intangible assets	81,900	42,091	39,809
Mainly due to development costs capitalized related to enhancing existing vehicles and features, developing additional purpose-built electric vehicle platforms and continuing to develop proprietary battery systems

Total assets (1)	590,604	127,021	463,584	Mainly due to factors explained above
Trade and other payables	40,410	12,405	28,005	Mainly due to increase in raw material purchases
Current liabilities	61,154	105,226	(44,072)	Mainly due to increase in raw material purchases partially offset by repayment of current debt and change in classification of share-based compensation awards
Lease liabilities	54,480	5,904	48,576	Mainly due to the new lease for the Joliet Facility and new experience centers
Non-current financial liabilities (2)	106,288	76,390	29,898	Mainly due to new Lion warrants issued as part of Business Combination Transaction, partially offset by debt repayments and the change in classification of retractable common shares
Non-current liabilities	160,768	117,420	43,348	Mainly due to factors explained above as well as the change in classification of share-based compensation awards
Total liabilities	221,922	222,647	(724)	Mainly due to factors explained above
Total shareholders' equity (deficiency)	368,682	(95,626)	464,308
Mainly due to the issuance of shares as a result of the Business Combination Transaction and related private placement, and the change in classification of share-based compensation awards and of retractable common shares, partially offset by the net loss for the year

(1)    Total assets were $65.9 million as at December 31, 2019.
(2)    Represents financial liabilities related to long-term debt, convertible debt instruments, share warrant obligations and common shares (retractable), as reflected in the Company’s audited consolidated financial statements for the years ended December 31, 2021 and 2020. Non-current financial liabilities were $22.6 million as at December 31, 2019.

15.0 Cash Flows

Presented below is a summary of Lion’s operating, investing, and financing cash flows for the three months ended December 31, 2021 and 2020, and years ended December 31, 2021, 2020, and 2019:

	(Unaudited)
	Three months ended		Years ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2019
	(in thousands)		(in thousands)

Cash flows used in operating activities	$(58,640)	$(20,182)	$(130,969)	$(27,058)	$(7,404)
Cash flows used in investing activities	$(19,375)	$(5,422)	$(62,599)	$(16,794)	$(12,706)
Cash flows from financing activities	$(248)	$17,936	$434,697	$44,461	$20,104
Effect of exchange rate changes on cash held in foreign currency	$2,118	$(534)	$663	$(532)	$60
Net increase in cash	$(76,145)	$(8,203)	$241,793	$77	$54
Cash (bank overdraft), end of year	$241,702	$(91)	$241,702	$(91)	$(168)

Cash Flows Used in Operating Activities

For the year ended December 31, 2021, cash flows used in operating activities was $131.0 million. The cash flows used was related to Lion’s net loss of $43.3 million driven by the factors discussed in section 13.0 of this MD&A, entitled "Results of Operations" including $13.7 million of transaction costs, and net changes in non-cash working capital of $83.2 million, partially offset by net non-cash items of $4.0 million. Non-cash items of $4.5 million was composed of $71.1 million for share-based compensation expense, $4.7 million for accretion expense, $5.5 million for depreciation and amortization, and the $85.8 million gain related to the change in fair value of share warrant obligations. The increase in non-cash working capital was primarily driven by increases in inventory, prepaid expenses, and accounts receivable, partially offset by increases in trade and accounts payable.

For the year ended December 31, 2020, cash flows used in operating activities was $27.1 million. The cash flows used was related to Lion’s net loss of $97.4 million driven by the factors discussed above and net changes in non-cash working capital of $20.9 million driven primarily by an increase in inventory during the year, partially offset by non-cash items of $91.2 million, including $6.4 million related to accretion expenses, $2.7 million related to depreciation and amortization, $65.3 million related to share-based compensation, and $16.8 million related to change in fair value of share warrant obligations.

For the year ended December 31, 2019, cash flows used in operating activities was $7.4 million, relating mainly to the net loss of $3.1 million and net changes in working capital of $10.1 million driven primarily by an increase in inventories and accounts receivable, partially offset primarily by non-cash items of $5.8 million, including $3.2 million related to accretion expenses, $1.2 million related to depreciation and amortization, and $1.4 million related to share-based compensation.

Cash Flows Used in Investing Activities

Cash flows used in investing activities primarily relates to capitalized development costs for vehicle and battery systems, capital expenditures for equipment and machinery, leasehold improvements, office furniture and equipment as Lion continues to invest in its business infrastructure and scales its manufacturing operations.

For the year ended December 31, 2021, cash flows used in investing activities related to the acquisition of intangible assets of $45.0 million and capital expenditures of $19.8 million, partially offset by government assistance related to the acquisition of intangible assets of $2.2 million. The majority of the acquisition of intangible assets is related to capitalized development costs for vehicle and battery systems. Capital expenditures for the year ended December 31, 2021 relate primarily to the Company’s capacity expansion projects in Joliet and Mirabel, as well as the ramp-up of its current manufacturing operations. Acquisitions of property, plant and equipment of $8,797,575 and of intangible assets of $554,310 were included in trade and other payables as at December 31, 2021.

For the year ended December 31, 2020, cash flows used in investing activities related to the acquisition of intangible assets of $16.5 million and capital expenditures of $2.9 million, partially offset by government assistance related to the acquisition of intangible assets of $2.8 million. The majority of the acquisition of intangible assets is related to capitalized development costs for vehicle and battery systems.

For the year ended December 31, 2019, cash used in investing activities was $12.7 million and related to acquisition of intangible assets of $12.3 million and capital expenditures of $1.8 million, partially offset by government assistance related to the acquisition of intangible assets of $1.4 million.

Cash Flows from Financing Activities

Cash flows from financing activities were $434.7 million for the year ended December 31, 2021 and was primarily due to proceeds relating to the closing of the Business Combination and the concurrent equity private placement on May 6, 2021, totaling $504.5 million, partially offset by net debt payments of $68.8 million and the repayment of lease liabilities of $2.1 million.

Cash flows from financing activities were $44.5 million for the year ended December 31, 2020, which was primarily due to a net increase of $27.1 million in long-term debt and other debt, and $18.7 million of proceeds from the issuance of convertible debt instruments, partially offset by the repayment of lease liabilities of $1.3 million.

Cash flows from financing activities were $20.1 million for the year ended December 31, 2019, which was primarily due to a net increase of $13.4 million in long term debt and other debt, and $7.4 million of share issuances, partially offset by the repayment of lease liabilities of $0.6 million and share redemption of $0.2 million.

16.0 Liquidity and Capital Resources

Liquidity and Capital Management

As of December 31, 2021, Lion had a cash balance of $241.7 million. Lion incurred an operating loss $119.8 million for the year ended December 31, 2021. Of the $119.8 million operating loss for the year ended December 31, 2021, $71.1 million relates to non-cash share-based compensation and $13.7 million relates to non-recurring transaction costs related to the Business Combination which was completed on May 6, 2021. The Company expects to continue to incur operating losses in the short term, as it continues to execute on its growth strategy.

Lion’s growth strategy, including the Company's capacity expansion projects in Joliet, Illinois and Mirabel, Quebec, and the development, design, manufacturing, sale and servicing of Lion’s vehicles are capital-intensive. Net cash used in operating and investing activities is expected to continue to increase substantially as Lion scales its manufacturing operations to meet anticipated demand, makes progress with the industrialization of the Joliet Facility and the construction of the Lion Campus, purchases additional property and equipment, and continues the development of its product offering.

Lion’s primary sources of liquidity used in the funding of its operations are its cash on hand, sales, its existing credit facilities, and other borrowings and debt capital as described below. Lion used a portion of the funds raised in connection with the equity private placement ("PIPE Financing") which was realized concurrently with the Business Combination to repay indebtedness and pay transaction expenses. In addition, Lion used, and expects to continue to use in the future, a significant portion of the remaining funds as well as those raised with the Business Combination to fund its growth strategy, including the industrialization of its Joliet Facility and the construction of the Lion Campus. Also, from time to time Lion may seek to raise additional capital to fund its growth strategy. See section 18.0 of this MD&A, entitled “Financial Risk Management—Liquidity Risk.”

Capital Resources

Credit Agreement with Banking Syndicate

On August 11, 2021, Lion entered into a new credit agreement with a syndicate of lenders represented by National Bank of Canada, as administrative agent and collateral agent, and including Bank of Montreal and Federation des Caisses Desjardins du Quebec (the “Revolving Credit Agreement”). The Revolving Credit Agreement initially provided for a committed revolving credit facility in the maximum principal amount of $100,000,000, and was amended on January 25, 2022 to, inter alia, increase the maximum principal amount available thereunder to $200,000,000. The credit facility under the Revolving Credit Agreement is available for use to finance working capital and for other general corporate purposes, and available to be drawn subject to a borrowing base comprised of eligible accounts (including insured or investment grade accounts) and eligible inventory subject to customary eligibility and exclusionary criteria, advance rates and reserves. The credit facility under the Revolving Credit Facility currently bears interest at a floating rate by reference to the Canadian prime rate or pursuant to banker’s acceptance based on the CDOR rate, if in Canadian dollars, or the U.S. base rate or Term Secured Overnight Financing Rate (SOFR), if in US dollars, as applicable, plus the relevant applicable margin. The Revolving Credit Agreement matures on August 11, 2024. The obligations under the Revolving Credit Agreement are secured by a first priority security interest, hypothec and lien on substantially all of Lion’s and certain of its subsidiaries’ property and assets (subject to certain exceptions and limitations). The Revolving Credit Agreement includes certain customary affirmative covenants, restrictions and negative covenants on Lion’s and its subsidiaries’ activities, subject to certain exceptions, baskets and thresholds. The Revolving Credit Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Finally, the Revolving Credit Agreement also requires Lion to maintain certain financial ratios and namely, an all times tangible net worth test and a springing fixed charge coverage ratio based on a minimum availability test. As at December 31, 2021, no amounts were drawn under the Revolving Credit Agreement.

Financing Agreement with Investissement Quebec

On July 1, 2021, the Company entered into an interest-bearing secured loan agreement with Investissement Quebec (the “IQ Loan”) relating to the construction of the Lion Campus. The IQ Loan provides for financing of up to C$50,000,000, of which up to 30% of the amount disbursed may be forgiven subject to the satisfaction of certain criteria tied to the Company and to the operations of the Lion Campus. The IQ Loan will bear interest at a fixed rate equivalent to the cost of funds of Investissement Quebec on the date of the first disbursement thereunder, and will be repayable over a 15-year term beginning on such date. The IQ Loan contains certain affirmative and negative covenants, including covenants relating to the Company’s workforce, operations and R&D activities and to the location of its head office in the Province of Quebec, as well as certain financial covenants. The obligations under the IQ Loan are secured by a security interest, hypothec, and lien on substantially all of the Company’s and certain of its subsidiaries’ property and assets (subject to certain exceptions and limitations). As at December 31, 2021, no amounts were drawn under the IQ Loan.

Financing Agreement with Strategic Innovation Fund (SIF) of the Government of Canada

On August 19, 2021, the Company entered into an unsecured non-interest bearing loan agreement with the Strategic Innovation Fund of the Government of Canada relating to the construction of the Lion Campus (the “SIF Loan”). The SIF Loan provides for financing of up to C$49,950,000, of which up to 30% of the amount disbursed may be forgiven subject to the satisfaction of certain criteria tied to the Company and to the operations of the Lion Campus. The SIF Loan is repayable over a 15-year term beginning in 2026. The SIF Loan contains certain affirmative and negative covenants, including covenants relating to Company’s workforce, operations and R&D activities and to the location of its head office in Canada. As at December 31, 2021, no amounts were drawn under the SIF Loan.

Finalta Loan Agreement

On May 6, 2021, Lion entered into a loan agreement (the "Finalta Loan Agreement") with Finalta Capital Fund, L.P. ("Finalta") amending and restating in their entirety the two loan agreements that had previously been entered into with Finalta, as lender, to finance certain refundable tax credits and grants under government programs. As of December 31, 2021, there was $10,564,590 outstanding under the loans governed by the Finalta Loan Agreement.

The Finalta Loan Agreement provides for a combined loan facility of up to a principal amount of approximately C$13,500,000 and bears interest at the rate of 7.50% per annum. The Finalta Loan Agreement matures on May 31, 2022, and may be extended by one (1) year. The obligations thereunder are secured by a first priority security interest, hypothec and lien in tax credits and government grants and a subordinate security interest, hypothec and lien in substantially all other property and assets.

The Finalta Loan Agreement includes certain customary restrictions and negative covenants on Lion’s activities, subject to certain exceptions, baskets, and thresholds. The Finalta Loan Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Upon the occurrence and during the continuance of an event of default, Finalta would be entitled to demand the immediate repayment of all amounts owing to it under the Finalta Loan Agreement and/or it may exercise its other rights, remedies and/or recourses.

Former Debt Instruments Repaid in Connection with the Business Combination

Credit Agreement with National Bank of Canada

On February 25, 2019, Lion entered into a credit agreement with National Bank of Canada which was amended on September 23, 2019, May 15, 2020, August 25, 2020, December 2, 2020, and December 18, 2020 (the “Credit Agreement”). The Credit Agreement provided for the following credit (i) a $27,489,000 (C$35 million) operating revolving facility, (ii) a $35,343,000 (C$45 million) term loan facility, and (iii) a $7,854,000 (C$10 million) additional term loan facility. The operating revolving credit facility included a sub-facility for standby letters of credit with an aggregate cap of $392,700 (C$500,000) (or the equivalent in other approved currencies). In connection with the closing of the Business Combination and PIPE financing, Lion repaid in full all amounts owed under the Credit Agreement, and the Credit Agreement and all security related thereto were terminated.

March 2020 Convertible Loan

In March 2020, Lion completed a financing through the issuance of the Convertible Loan to Investissement Quebec in the principal amount of $3,741,675 (C$5,000,000). The Convertible Loan had an initial maturity date of March 3, 2025, and bore interest at an annual rate of 7.5% with the interest payable at the maturity date. In connection with the closing of the Business Combination, the Convertible Loan was repaid in full.

September 2020 Convertible Debenture

In September 2020, Lion completed a financing through the issuance of the Convertible Debenture to Investissement Quebec in the principal amount of $15,340,000 (C$20,000,000). The Convertible Debenture had an initial maturity date of September 1, 2023 and bore interest at a rate of 15% per annum for the first year, and 18% thereafter, subject to the terms and conditions set out therein. In connection with the closing of the Business Combination and PIPE financing, the Convertible Debenture was repaid in full.

Off-Balance Sheet Arrangements

During the periods presented, Lion did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Maturity analysis of contractual obligations

In the normal course of business, Lion enters into contractual obligations that will require it to disburse cash over future periods. The following table sets forth the maturity of the Company's significant contractual obligations by period as at December 31, 2021 (amounts in thousands).

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years
	$	$	$	$	$	$
Loans on research and development tax credits and subsidies receivable(1)	10,565	10,565	10,565	—	—	—
Trade and other payables	33,344	33,344	33,344	—	—	—
Dealership rights	2,393	2,393	2,393	—	—	—
Long-term debt	120	123	59	64	—	—
Purchase and other obligations	–	91,585	91,585	—	—	—
Lease obligations	62,209	87,390	7,953	16,046	12,345	51,045
Total contractual obligations	108,631	225,399	145,899	16,110	12,345	51,045
(1) Represents the amount outstanding under the loans governed by the Finalta Loan Agreement.

The Company enters into purchasing agreements with suppliers related to raw material used in the manufacturing of vehicles. These agreements are usually entered into before production begins and may specify a fixed or variable quantity of material to be purchased, at a fixed or variable price. Due to the uncertainty as to the amount and pricing of material that may be purchased, the Company is not able to determine with precision its commitments in connection with these supply agreements. Figures included above under “Purchase and other obligations” have therefore been estimated by management based on the information available as at December 31, 2021. In addition, the Company enters into purchase commitments related to capital expenditures, as disclosed in Note 7 to its annual audited consolidated financial statements for the year ended December 31, 2021.

Disclosure of Outstanding Share Data

As of February 24, 2022, the Company had the following issued and outstanding shares, warrants, stock options, restricted share units (“RSUs”), and deferred share units ("DSUs"):
•190,002,712 common shares, which are listed on the TSX and on the NYSE under the symbol LEV;
•27,111,623 Lion Warrants, which are listed on the TSX and on the NYSE under the symbols "LEV.WT" and “LEV WS,” respectively;
•the Specified Customer Warrant which, if and when fully vested, will be exercisable for up to 35,350,003 common shares upon an exercise on a cash basis (see section 13.0 of this MD&A,

entitled “Components of Results of Operations—Change in Fair Value of Share Warrant Obligations”). The portion of the Specified Customer Warrant which was vested as of February 24, 2022 was exercisable for 5,302,511 common shares;
•stock options to purchase 9,072,149 common shares;
•36,247 RSUs, each representing the right to receive one common share; and
•18,755 DSUs, each representing the right to receive one common share.

17.0 Related Party Transactions

Management fees of $22,609 were paid to the company of a shareholder who exercised significant influence over Lion for services rendered to Lion during the year ended December 31, 2019. Such services ended during the second half of 2019. These transactions were measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties, and were recorded within administration expenses.

18.0 Financial Risk Management

Lion is exposed to various risks in relation to financial instruments. The main types of risks are credit risk, currency risk, interest rate risk, and liquidity risk. While Lion may enter into hedging contracts from time to time, any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Lion does not actively engage in the trading of financial assets for speculative purposes, nor does it write options. Furthermore, Lion does not currently have foreign-exchange hedging contracts in place with respect to all currencies in which it does business.

Credit Risk

Lion is exposed to credit risk by granting receivables to its customers. With respect to customers, Lion’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognized on the consolidated statement of financial position. Lion continuously monitors defaults of customers and other counterparties, identified either individually or by group, and incorporates this information into its credit risk controls. Where available at reasonable cost, external credit ratings and/or reports on customers and other counterparties are obtained and used. Lion’s policy is to deal only with creditworthy counterparties. Lion’s management considers that all the financial assets that are not impaired or past due are of good credit quality. Lion has not experienced material credit losses to date.

Currency Risk

While Lion presents its financial statements in US dollars, its functional currency is the Canadian dollar and the majority of Lion’s transactions are in Canadian dollars. Lion is exposed to currency risk due to cash, trade and other receivables, borrowings, warrant liabilities, and trade and other payables denominated in a foreign currency, being primarily the US dollar.

Interest Rate Risk

Lion is exposed to interest rate risk with respect to financial assets and liabilities bearing fixed and variable interest rates as described in section 16.0 of this MD&A entitled "Liquidity and Capital Resources - Capital Reserves."

Liquidity Risk

Liquidity risk is the risk that Lion might be unable to meet its obligations related to its financial liabilities. As a result of the funds raised in connection with the Business Combination and PIPE Financing, Lion's cash balance increased significantly. Lion expects to use a significant portion of its current cash balance and may from time to time seek to raise additional capital to fund its growth strategy in the future. Lion’s ability to access additional capital in in the future when needed is not assured and, if capital is not available to Lion when and in the amounts needed, Lion could be required to delay, scale back or abandon all or part of its growth strategy, including additions to its current manufacturing facility as well as the industrialization of its Joliet Facility and the construction of the Lion Campus.

19.0 Accounting Policies, Accounting Estimates and Judgments, and New Accounting Standards Not Yet Applied

Lion's significant accounting policies are described in Note 3 to its annual audited consolidated financial statements for the year ended December 31, 2021. The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant Management Judgments in Applying Accounting Policies

The following are significant judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:
•Accounting treatment of business combination
•Capitalization of internally developed intangible assets; and
•Recognition of deferred tax assets.

Key Sources of Estimation Uncertainty

Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the remainder of the fiscal year are as follows:
•Tax credits receivable;

•Impairment of non-financial assets;
•Leases;
•Useful lives of depreciable assets;
•Inventories; and
•Fair value measurement of share-based compensation and share warrant obligations.

For a more detailed discussion on these areas requiring the use of management estimates and judgments, please refer to Note 3 to Lion's annual audited consolidated financial statements for the year ended December 31, 2021.

New Accounting Standards Not Yet Applied

Amendments to IAS 1, Presentation of Financial Statements

On July 14, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023 and will be required to be applied retrospectively. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements, but does not anticipate it will have a significant impact

Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets

On May 12, 2020, the IASB issued amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, to clarify what costs an entity must consider in assessing whether a contract is onerous. The amendments specify that the cost of fulfilling a contract comprises the costs that relate directly to the contract, which include incremental costs (direct labor, material) and allocation of other costs that relate directly to fulfilling the contract (allocation of depreciation charge for an item of property, plant and equipment). The amendments will become effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted. The Company has determined that the adoption of this amendment will not have a significant impact on its consolidated financial statement as of the date of adoption.

Amendments to IAS 1, Presentation of Financial Statements an IFRS Practice Statement 2, Making Materiality Judgement

On February 11, 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2, Making Materiality Judgement, to provide guidance in determining which accounting policy to disclose. The amendments require entities to disclose material accounting policies rather than significant policies. The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements. In assessing the materiality of accounting policy information, entities need to consider both size of the transaction, other events or conditions and the nature of them, even if the related amounts are immaterial. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023 and will be required to be applied prospectively. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements, but does not anticipate it will have a significant impact.

Amendments to IAS 8, Accounting Policies, Change in Accounting Estimates and Errors

On February 11, 2021, the IASB issued amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to clarify how to distinguish change in accounting policies, which must be applied retrospectively, from change in accounting estimate, which are accounted for prospectively. The amendments clarify the definition of accounting estimates as "monetary amounts in the financial statements that are subject to measurement uncertainty". The amendments clarifies that a change in accounting estimate is a change in input or a change in a measurement technique used to develop an accounting estimate, if they do not result in the correction of a prior period error. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on of after the start of that period. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements, but does not anticipate it will have a significant impact.

Amendments to IAS 12, Income Taxes

On May 6, 2021, the IASB released Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12). The amendment relates to the recognition of deferred tax when an entity accounts for transactions, such as leases or decommissioning obligations, by recognizing both an asset and a liability. The objective of this amendment is to narrow the initial recognition exemption in paragraphs 15 and 24 of IAS 12, so that it would not apply to transactions that give rise to both taxable and deductible temporary differences, to the extent the amounts recognized for the temporary differences are the same. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements, but does not anticipate it will have a significant impact.

Amendments to IFRS 3, Business Combinations

On May 12, 2020, the IASB released Reference to the Conceptual Framework (Amendments to IFRS 3). The amendments consist of updating a reference to IFRS 3 to the Conceptual Framework for Financial Reporting . It makes an explicit statement that contingent assets are prohibited from recognition under IFRS 3. It adds a new exception to the recognition principle in IFRS 3 for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies if incurred separately. The exception requires an entity to apply criteria in IAS 37 or

IFRIC 21 respectively to determine whether a present obligation exists at the acquisition date before recognizing a liability at the date of acquisition. Applying this exception would mean that the IFRS 3 liabilities and contingent liabilities would remain unchanged. The amendments are effective for business combinations occurring in reporting periods starting on or after January 1, 2022.

20.0 Emerging Growth Company Status

As defined in Section 102(b)(1) of the JOBS Act, Lion is as an emerging growth company (“EGC”). As such, Lion is eligible for and relies on certain exemptions and reduced reporting requirements provided by the JOBS Act, including the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.

Lion will remain an EGC under the JOBS Act until the earliest of (i) the last day of the fiscal year in which it has total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (ii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period, (iii) the last day of the fiscal year following the fifth anniversary of the date of the closing of the Business Combination or (iv) when it has qualified as a “large accelerated filer,” which refers to when it (1) has an aggregate worldwide market value of voting and non-voting shares of common equity securities held by non-affiliates of $700 million or more, as of the last business day of its most recently completed second fiscal quarter, (2) has been subject to the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), for a period of at least twelve calendar months, (3) has filed at least one annual report pursuant to Section 13(a) or 15(d) of the Exchange Act, and (4) is not eligible to use the requirements for “smaller reporting companies,” as defined in the Exchange Act.

21.0 Internal Control over Financial Reporting

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Founder and Executive Vice-President and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2021, the end of the periods covered by this MD&A. Based on this evaluation, the Company's Chief Executive Officer and Founder and Executive Vice-President and Chief Financial Officer have concluded that as of December 31, 2021, the end of the periods covered by this report, the Company's disclosure controls and procedures were effective.

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings, or other reports filed or submitted by it under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management’s Assessment on Internal Control over Financial Reporting

The Company is not obligated to include a report of management’s assessment on its internal control over financial reporting until its annual report for the year ended December 31, 2022.

22.0 Foreign Private Issuer Status
Lion qualifies as a "foreign private issuer" as defined under Securities and Exchange Commission ("SEC") rules. Even after Lion no longer qualifies as an EGC, as long as Lion continues to qualify as a foreign private issuer under SEC rules, Lion is exempt from certain SEC rules that are applicable to U.S. domestic public companies, including:
•the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP;
•the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;
•the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events; and
•the selective disclosure rules by issuers of material non-public information under Regulation FD.

Lion may take advantage of these exemptions until such time as Lion is no longer a foreign private issuer. Lion would cease to be a foreign private issuer at such time as more than 50% of its outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the United States or (iii) its business is administered principally in the United States.

Both foreign private issuers and EGCs also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if Lion no longer qualifies as an EGC, but remains a foreign private issuer, Lion will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an EGC nor a foreign private issuer.

In addition, because Lion qualifies as a foreign private issuer under SEC rules, Lion is permitted to follow the corporate governance practices of Canada (the jurisdiction in which Lion is organized) in lieu of certain NYSE corporate governance requirements that would otherwise be applicable to Lion, including with respect to certain independence criteria as well as the composition of board committees.

Statement Regarding Liquidity and Capital Resources

It is the opinion of Management that the Company's existing cash resources and liquidity available under the Company's capital resources are sufficient to meet the Company's present obligations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management
The following table sets forth certain information relating to Lion's directors and executive officers as of March 25, 2022. The business address for the Company's directors and officers is c/o The Lion Electric Company, 921, Chemin de la Rivière-du-Nord, St-Jerome, Quebec, Canada J7Y 5G2.

Name	Age	Position
Executive Officers
Marc Bedard	58	CEO-Founder and Director(1)
Nicolas Brunet	40	Executive Vice-President and Chief Financial Officer
François Duquette	49	Chief Legal Officer and Corporate Secretary
Nathalie Giroux	46	Chief People Officer
Brian Piern	53	Chief Commercial Officer
Yannick Poulin	40	Chief Operating Officer
Directors
Sheila C. Bair	67	Director
Pierre Larochelle	50	Director(2)
Pierre-Olivier Perras	53	Director(3)
Michel Ringuet	63	Director
Lorenzo Roccia	47	Director
Pierre Wilkie	61	Director
(1) Mr. Bedard was appointed by 9368-2672 in reliance of 9368-2672's nomination rights pursuant to the Nomination Rights Agreement. See Item 7.B—"Related Party Transactions" for a summary description of the Nomination Rights Agreement.
(2) Mr. Larochelle was appointed by Power Energy in reliance of Power Energy's nomination rights pursuant to the Nomination Rights Agreement. See Item 7.B —"Related Party Transactions" for a summary description of the Nomination Rights Agreement.
(3) Mr. Perras was appointed by Power Energy in reliance of Power Energy's nomination rights. See Item 7.B— "Related Party Transactions" for a summary description of the Nomination Rights Agreement.

Lion's Executive Officers
Marc Bedard
Marc Bedard has served as Lion’s CEO—Founder and as a member of Lion’s Board since Lion’s incorporation in 2008. Prior to founding Lion, Mr. Bedard served as vice-president and chief financial officer of Les Entreprises Barrette Ltée, a leading manufacturer of wood and vinyl products for construction and exterior use in North America, from 2003 to 2007. Previously, Mr. Bedard was a partner at Pricewaterhouse LLP, a national partnership of professional accountants and consultants, from 1996 to 2003. Mr. Bedard is a certified chartered professional accountant and has been a member of the Ordre des comptables professionnels agréés du Quebec since 1987. Mr. Bedard holds a Bachelor of Business Administration from the École des Hautes Études Commerciales (HEC), Université de Montréal.

Nicolas Brunet
Nicolas Brunet is the Executive Vice-President and Chief Financial Officer of Lion since 2019. Prior to joining Lion, he was a Managing Director in BMO Capital Markets’ Montréal Investment and Corporate Banking Group, specializing in capital markets advisory and financing solutions. Mr. Brunet held various positions in the field of investment banking from 2004 to 2019, both at BMO Capital Markets and at NM Rothschild & Sons. Since 2022, he sits on the Board of the CHU Sainte-Justine Foundation, one of the most important pediatric centers in North America. He previously sat on the Board of the Fondation Jeunes en Tête, a non-profit organization focused on the mental well-being of Quebec’s youth, and acted as its treasurer from 2015 to 2020. Nicolas holds a Bachelor of Commerce from McGill University and graduated with Great Distinction.

François Duquette
François Duquette is the Chief Legal Officer and Corporate Secretary of Lion since April 2021. Prior to joining Lion, he was Managing Director, Global Private Equity at Caisse de dépôt et placement du Quebec ("CDPQ") which he joined in 2015 as Vice-President, Legal Affairs, Investment. In his recent role, he co-led CDPQ’s private equity direct investment strategy outside of Quebec, primarily in Europe and Asia Pacific. Mr. Duquette also co-chaired CDPQ’s International Private Equity and Technology Investment Committees. Before joining CDPQ, he was a Partner at Allen & Overy LLP, an international law firm, where he specialized in mergers and acquisitions. During his years with the firm, he worked in their Toronto, Abu Dhabi and Casablanca offices. Prior to Allen & Overy, Mr Duquette practiced in Paris and Abu Dhabi with international law firm Simmons & Simmons LLP. Mr. Duquette holds a Bachelor of Civil Law (BCL) and a Juris Doctor (JD) from McGill University. He is a member of the Barreau du Quebec and a Solicitor of the Senior Courts of England and Wales.

Nathalie Giroux
Nathalie Giroux is the Chief People Officer of Lion since August 2021. Prior to joining Lion, she served in the same role at Uni-Select, an automotive aftermarket and refinishing specialty company, a company she joined following several years in the aviation industry, having held the position of Vice President of Human Resources, Defense and Security at CAE. Ms. Giroux also previously served in a management role overseeing global rewards at Molson Coors. Her past experience includes membership in several human resources and governance committees in numerous positions, and she has contributed to a number of successful corporate mergers and acquisitions. Mrs. Giroux holds a Bachelor of Science degree with a Minor in Business Studies from Concordia University. She also retains a fellow position at the Canadian Institute of Actuaries and is a Certified Corporate Director, in addition to serving as a Board Member of the Collège André-Grasset Foundation.
Brian Piern
Brian Piern is the Chief Commercial Officer of Lion since June 2021. Prior to joining Lion, Mr. Piern most recently served as Vice President, Sales and Marketing at XL Fleet Corp., where he directed the development of the firm’s commercial team. Prior to this role, he served as Senior Vice President of Sales at Element Fleet Management and previously held the same position at GE Capital, leading the development and execution of multimillion-dollar sales strategies. He has also served in senior roles at Schneider National, Lockheed Martin, and Citicorp. Mr. Piern holds a Bachelor of Science degree in Marketing from Towson University in Maryland and a Master of Business Administration with a concentration in Marketing from the University of Phoenix.
Yannick Poulin
Yannick Poulin has served as Lion’s Chief Operating Officer since April 2016. From October 2013 to April 2016, Mr. Poulin held positions of increasing responsibility at Paradox Security Systems, an international security and alarm systems manufacturer and solutions provider, including the position of Chief Operating Officer and Plant General Manager. Previously, Mr. Poulin held various positions related to production and manufacturing at Electrolux, an international home appliance manufacturer. Mr. Poulin holds a Bachelor of Business Administration from the John Molson School of Business, Concordia University.
Lion's Directors

Sheila C. Bair
Sheila Colleen Bair has served as a member of Lion’s Board since September 2020. She is the chairperson of the Nominating and Corporate Governance Committee and is a member of the Audit Committee. Ms. Baird is a corporate director. Ms. Bair was President of Washington College from August 2015 to June 2017. Prior to that, she was Senior Advisor to The Pew Charitable Trusts for four years. Ms. Bair was also Senior Advisor to DLA Piper, an international law firm. Ms. Bair was the Chair of the Federal Deposit Insurance Corporation from June 2006 to July 2011. From 2002 to 2006, she was the Dean’s Professor of Financial Regulatory Policy for the Isenberg School of Management at the University of Massachusetts-Amherst. She also served as Assistant Secretary for Financial Institutions at the U.S. Department of the Treasury from 2001 to 2002, Senior Vice President for Government Relations of the New York Stock Exchange from 1995 to 2000, Commissioner of the Commodity Futures Trading Commission from 1991 to 1995, and as counsel to Kansas Republican Senate Majority Leader Bob Dole from 1981 to 1988. Ms. Bair also serves on the boards of directors of Bunge Limited, where she serves on the audit and risk committees and Fannie Mae, where she serves as board chairwomen and on the nomination, compensation and risk committees. Ms. Bair previously served on the board of director of Thomson Reuters Corporation, where she served as chair of the risk committee, and Host Hotels & Resorts, Inc., where she served on the audit and nominating and corporate governance committees. Ms. Bair holds a bachelor’s degree and law degree from the University of Kansas. She is a frequent commentator and op-ed contributor on financial regulation and the student debt crisis, as well as author of the NY Times Best Seller, Bull by the Horns, her 2012 memoir of the financial crisis. She is also author of Albert Whitman’s Money Tales series for young people.
Pierre Larochelle

Pierre Larochelle has served as a member of Lion’s Board since October 2017 where he also serves as Chairman. Mr. Larochelle has been an investor and financial advisor for the last 25 years. Since 2022, he is Co-Managing Partner at Idealist Capital. Previously, Mr. Larochelle was President and CEO of Power Energy, a subsidiary of Power Corporation of Canada and Partner, Co-Head of Energy Infrastructure at Power Sustainable Capital Inc., the parent company of Power Energy and a wholly-owned subsidiary of Power Corporation of Canada. Prior to joining Power Corporation of Canada, Mr. Larochelle was President and Chief Executive Officer at Adaltis Inc., a position he held between

November 2003 and February 2009. Previously, he also held the positions of Vice-President, Business Development at Picchio Pharma Inc. and Vice-President, Mergers and Acquisitions for Credit Suisse First Boston in London, England. Mr. Larochelle started his career as a lawyer, at the Montreal offices of Ogilvy Renault. Mr. Larochelle also serves on the board of directors of Bellus Health Inc. Mr. Larochelle holds a law degree from Université de Montréal, a masters degree in international business law from McGill University and an MBA degree from INSEAD in Fontainebleau, France.
Pierre-Olivier Perras

Pierre-Olivier Perras has served as a member of Lion’s Board since January 2021. Since 2019, Mr. Perras serves as President of Power Energy and, since 2020, Mr. Perras serves as Partner, Co-Head of Energy Infrastructure at Power Sustainable Capital Inc. Prior to joining Power Energy, Mr. Perras worked at BMO Capital Markets, for over two decades, where he held various leadership positions in the Investment and Corporate Banking Group, in his last role he was Head of the Power, Utilities and Infrastructure Group, leading an international team across North America and Europe. Prior to joining BMO Capital Markets, Mr. Perras was a senior consultant analyst with an actuarial consultant. As part of his role at Power Energy, Mr. Perras also serves as Chairman of the board of directors of Nautilus Solar Energy and sits on the boards of Lumenpulse Inc. and Potentia Renewables Inc. Mr. Perras holds a Master of Business Administration degree from McGill University and a Bachelor of Science in Actuarial Sciences from Laval University. He is a Chartered Financial Analyst (CFA).
Michel Ringuet

Michel Ringuet has served as a member of Lion’s Board since October 2017 and, since May 2021, is our Lead Director. From 2006 to 2016, Mr. Ringuet served as Chief Executive Officer of Master Group Inc., a leader in the distribution of HVAC/R equipment in eastern Canada, where he also served from 1990 to 2006 as Vice-President Finance and Administration. Prior to joining the Master Group, Mr. Ringuet worked in various finance and investment departments at the National Bank of Canada and Bank of Montréal. Mr. Ringuet sits on the board of Lumenpulse Inc., where he previously served on the audit committee while the company was listed on the TSX. Mr. Ringuet holds a bachelor’s degree in administration from Université Laval and an MBA from McGill University.
Lorenzo Roccia
Mr. Roccia is Chairman of RON Transatlantic Holdings, an international financial holding company with interests in the financial services, logistics, energy, and beer sectors in the United States, Latin America and Europe. Additionally, he is a Founder & Chairman of Transatlantic Power Holdings and Non Executive Director of Skyline Renewables, one of the leading independent renewable energy companies in the US with over 1GW+ of Wind and Solar assets. Mr. Roccia founded Roccia Ventures, L.P. and became a major shareholder of and Senior Analyst in the Private Equity Group at Wit Soundview - an internet and technology Investment Bank. Roccia Ventures, L.P. became one of the largest shareholders of the bank along with the Goldman Sachs Group, Draper Fisher Jurvetson and Mitsubishi Corporation. The firm was taken public and subsequently sold to the Charles Schwab Group. Mr. Roccia started his career with Salomon Smith Barney.
Pierre Wilkie
Pierre Wilkie has served as a member of Lion’s Board from 2011 to 2017 and again since May 2019. He is the chair of the Human Resources and Compensation Committee since February 2022. Mr. Wilkie is a serial entrepreneur who has founded or participated in the creation of many enterprises, including in the manufacturing industry. He is currently the co-owner of M.A.C. Métal Architectural Inc. He also serves as the President of Déco Nat Inc. Prior to that, he acted as the co-president of Laboratoire Dr Renaud Inc. Mr. Wilkie holds a bachelor’s degree in Economy and Finance from the École des Hautes Études Commerciales (HEC), Université de Montréal.

B. Compensation

Board of Director Compensation
During Fiscal 2021, the Human Resources and Compensation Committee retained the services of Willis Tower Watson to review the Company's director compensation market positioning and to assist in refining the director compensation policy going forward. On August 11, 2021, Lion’s board of directors adopted a formal director compensation policy for non-employee directors (the "Outside Directors") which became effective on that day. As a result, all directors except Mr. Marc Bedard, CEO—Founder of the Company, are entitled to director compensation as of August 11, 2021. As CEO—Founder, Mr. Marc Bedard does not receive compensation for his services as director of the Company.

Outside Directors are entitled to be paid as member of the Board of Directors, and, if applicable, as members of any committee of the Board of Directors, the following annual retainers:

Role	Cash Retainer	Equity Retainer	Total Amount per Year
Annual Retainer
Chairman of the Board	C$120,000	C$120,000	C$240,000
Member of the Board	C$87,500	C$87,500	C$175,000
Committee Chair Retainer
Chair of the Audit Committee	C$7,500	C$7,500	C$15,000
Chair of the Human Resources and Compensation Committee	C$6,250	C$6,250	C$12,500
Chair of the Nominating and Corporate Governance Committee	C$5,000	C$5,000	C$10,000
The equity retainer is payable in the form of Deferred Stock Units ("DSUs") granted under the Company’s omnibus incentive plan (the "Omnibus Plan") adopted effective May 6, 2021. Detailed information about the Omnibus Plan can be found in the Section entitled "Omnibus Plan" under Item 6.B – "Executive Compensation"—"Long-Term Equity Incentives".
The director compensation policy was adopted in August 2021 on a non-retroactive basis and, as such, the director compensation policy was only in effect for a portion of the year.
All DSUs granted to Outside Directors under the Omnibus Plan vest entirely on the date of grant and take the form of a bookkeeping entry credited to the eligible director’s account to be paid after the director ceases to act as director. In the event any dividend were to be paid on the Common Shares, outstanding DSUs would earn dividend equivalents in the form of additional DSUs at the same rate as dividends would be paid on the Common Shares. DSUs will be settled in cash and/or in Common Shares of the Company purchased on the open market or issued from treasury, at the discretion of the Board of Directors. Each Outside Director can elect to receive up to 100% of his or her annual cash retainer in the form of DSUs. The cash and equity retainers are payable bi-annually with the number of DSUs to be issued determined based on the volume-weighted average trading price on the TSX for the five trading days prior to each such issuance. For Fiscal 2021, Mr. Pierre Larochelle and Mr. Pierre Wilkie both elected to receive 100% of their annual cash retainer in the form of DSUs. Because the director compensation policy was only in effect for a portion of Fiscal 2021, there was only one grant of DSUs awarded to directors which took place on December 1, 2021.

In addition to the compensation described above that is payable to Outside Directors, directors are entitled to be reimbursed for reasonable travel and other expenses incurred by them in carrying out their duties as directors of the Company. The Company does not offer a meeting fee for Board of Directors members. The total retainer is deemed to be the full payment for the role of director. For a summary of the total compensation earned by such directors during Fiscal 2021, please refer to the next section.
The following table shows the allocation of fees and the total fees earned by Outside Directors of the Company during Fiscal 2021:

Name	Cash Retainer ($)(1)	Equity Retainer ($)(2)	All Other Compensation ($)(3)	Total ($)	Allocation of Total Compensation(1),(4)
					In Cash ($)(5)	In DSUs ($)(6)
Pierre Larochelle	$37,084	$37,084	-	$74,168	-	$74,168
Sheila C. Bair(7)	$27,765	$27,765	$50,000	$105,530	$77,765	$27,765
Christopher Jarratt	$28,972	$28,972	-	$57,944	$28,972	$28,972
Pierre-Olivier Perras	$27,041	$27,041	-	$54,082	$27,041	$27,041
Michel Ringuet	$29,358	$29,358	-	$58,716	$29,358	$29,358
Lorenzo Roccia	$27,041	$27,041		$54,082	$27,041	$27,041
Pierre Wilkie	$27,041	$27,041	-	$54,082	-	$54,082
Ian Robertson(8)	$18,218	$18,218	-	$36,436	$36,436(9)	-
(1)    Amounts of fees awarded to directors on account of their annual cash retainer for Fiscal 2021 reflect the fact that the director compensation policy was adopted in August 2021 on a nonretroactive basis. All amounts are paid in Canadian dollars and have been converted to U.S. dollars at an exchange rate of C$1.00 = US$0.7888, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on December 31, 2021.
(2)    Share-based awards for Fiscal 2021 relate to DSUs granted on December 1st, 2021 on account of the directors’ annual equity retainer. Amounts of fees awarded to directors on account of their annual equity retainer for Fiscal 2021 reflect the fact that the director compensation policy was adopted in August 2021 on a nonretroactive basis. The value of share-based awards paid during Fiscal 2021 is calculated based on the grant date fair value of the awards granted under the Omnibus Plan. The grant date fair value was determined in compliance with IFRS 2, Share-based Payment and based on the volume weighted average trading price of the Common Shares on the TSX for the five days immediately preceding the grant date.
(3)    Prior to the adoption of the director compensation policy in August 2021, no Outside Director received any compensation for his or her service as member of the Board of Directors, except for Sheila C. Bair who received compensation paid in cash in the amount of $50,000 for services rendered during the period from January 1, 2021 until the adoption of the director compensation policy in August 2021. None of the Outside Directors are entitled to perquisites or other personal benefits which, in the aggregate, are worth C$50,000 or more, or over 10% of their fees.
(4)    In addition to the annual equity retainer disclosed under “Share-Based Awards”, each Outside Director can elect to receive up to 100% of his or her annual cash retainer in the form of DSUs. The cash and equity retainers are payable on a bi-annual basis with the number of DSUs to be issued determined based on the volume-weighted average trading price on the TSX for the five trading days prior to each such issuance. For Fiscal 2021, Messrs. Larochelle and Wilkie elected to receive 100% of their annual cash retainer in the form of DSUs.
(5)    Payments with respect to cash retainers earned by directors in Fiscal 2021 and disclosed in this column are expected be made during the first half of 2022.
(6)    A first grant of DSUs earned by directors during Fiscal 2021 was made on December 1, 2021 on account of the directors annual equity retainer, comprised of 5,186 DSUs for Mr. Larochelle representing a value of C$72,986, 1,926 DSUs for Ms. Bair representing a value of C$27,103, 2,026 DSUs for Mr. Jarratt representing a value of C$28,510, 1,891 DSUs for Mr. Perras representing a value of C$26,609, 2,053 DSUs for Mr. Ringuet representing a value of C$28,890, 1,891 DSUs for Mr. Roccia representing a value of C$26,609 and 3,782 DSUs for Mr. Wilkie representing a value of C$53,219. The remainder of DSUs earned by directors on account of annual equity retainers during Fiscal 2021 will be granted in 2022.
(7)    In addition to the compensation paid by Lion to Sheila C. Bair as compensation for her services as a director of Lion, Power Sustainable Capital Inc. ("Power Sustainable"), the parent company of Power Energy, agreed to grant Ms. Bair stock appreciation rights ("SARs") of Power Sustainable relating to Power Energy’s Common Shares. Pursuant to such SARs, Ms. Bair will be entitled, on December 15, 2025 and in proportion to the then applicable number of vested SARs, to receive from Power Sustainable a cash amount to be determined based on the increase in the fair market value attributable to the interests held by Power Energy in Lion between January 1, 2020 and December 15, 2025. The SARs will vest in five equal tranches over a five-year period on January 1 of each year, starting on January 1, 2021, subject to

Ms. Bair’s continued directorship with Lion. Ms. Bair is not an employee or a director of, or otherwise entitled to receive any consultant or similar compensation from, Power Sustainable or any of its affiliates, including Power Energy. Lion is not party to this arrangement between Ms. Bair and Power Sustainable nor is Lion responsible for any payment in connection with such SARs.
(8)    Messrs. Roccia and Robertson were members of the Board of Directors only for a part of Fiscal 2021. Mr. Roccia was appointed to the Board of Directors effective August 11, 2021, and Mr. Robertson resigned from the Board of Directors effective November 11, 2021. As a result, this table reflects the fees they earned for the applicable period of time during which they were members of the Board of Directors during Fiscal 2021. Mr. Jarratt resigned from the Board of Directors effective February 24, 2022.
(9)    Due to his resignation in November 2021, Mr. Robertson's compensation for Fiscal 2021 will exceptionally be paid 100% in cash.

Director Equity Plan Awards

The following table summarizes, for each Outside Director, the number and value of all option-based and share-based awards which were outstanding as at December 31, 2021, being the last day of Fiscal 2021:

	OPTION-BASED AWARDS				SHARE-BASED AWARDS
Name	Number of securities underlying unexercised options (#)(1)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of DSUs that have not vested (#)(3)	Market or Payout Value of DSUs not paid out or distributed ($)(4)
Pierre Larochelle	-	-	-	-	-	51,548
Sheila C. Bair	41,289(5)	$5.66	2030/09/15	176,717	-	19,144
Christopher Jarratt(6)	-	-	-	-	-	20,138
Pierre-Olivier Perras	-	-	-	-	-	18,797
Michel Ringuet	-	-	-	-	-	20,407
Lorenzo Roccia	-	-	-	-	-	18,797
Pierre Wilkie	-	-	-	-	-	37,593
Ian Robertson(6)		-	-	-	-	-
(1)    Represent a grant of options made under the Legacy Option Plan (as defined below) in prior fiscal years. No option grant was made under the Legacy Plan since the adoption of the Omnibus Plan on May 6, 2021.
(2)    The value of unexercised in-the-money options is calculated based on the difference between the exercise price of the option and the closing price of the Common Shares on the NYSE on December 31, 2021, being $9.94 per Common Share.
(3)    All DSUs granted to Outside Directors under the Omnibus Plan vest entirely on the date of grant.
(4)    Represents DSUs granted under the Omnibus Plan as well as DSUs granted as a result of Outside Director(s) having elected to receive all or a portion of his or her annual retainer in the form of DSUs. The value of DSUs not paid out or distributed is calculated based on the closing price of the Common Shares on the NYSE on December 31, 2021, being $9.94 per Common Share.
(5)    On September 15, 2020, Ms. Bair received an options grant under the Legacy Plan, entitling her to purchase (taking into account the share split completed in connection with the Business Combination (as defined below)), subject to any vesting conditions, 41,289 Common Shares at an option exercise price per Common Shares of $5.66.
(6)    Messrs. Robertson and Jarratt stepped down from the Board of Directors effective November 11, 2021 and February 24, 2022, respectively.

The following table provides, for each Outside Director, a summary of the value of the option-based and share-based awards vested during Fiscal 2021:

Name	Option-Based Awards – Value Vested During the Year(1) ($)
Sheila C. Bair	160,507
(1)    Calculated as the difference between the market price of the Common Shares on the date of vesting and the exercise price payable in order to exercise the vested option-based awards.

Executive Compensation

Overview

The following discussion describes the significant elements of the Company’s executive compensation program, with particular emphasis on the process for determining the compensation payable to the named executive officers ("Named Executive Officer" or "NEOs"), being (i) the Chief Executive Officer, (ii) the Chief Financial Officer, and (iii) each of the three other most highly compensated executive officers (or individuals acting in a similar capacity) of the Company. For Fiscal 2021, the Company’s NEOs were:

•Marc Bedard, CEO—Founder;
•Nicolas Brunet, Executive Vice President and Chief Financial Officer;
•François Duquette, Chief Legal Officer and Corporate Secretary;
•Nathalie Giroux, Chief People Officer; and
•Brian Piern, Chief Commercial Officer.
Compensation Discussion and Analysis
Executive Compensation Philosophy and Objectives

Lion operates in a dynamic and rapidly evolving industry. To succeed in this environment and to achieve its business and financial objectives, Lion needs to attract, retain and motivate a highly talented team of executive officers. The executive compensation program is based on a pay-for-performance philosophy.

Lion’s compensation philosophy is designed to:

•align the compensation provided to its executives, including the Named Executive Officers, with the achievement of business objectives including growth and expansion;
•enable Lion to attract, motivate and retain key individuals who contribute to Lion’s long-term success;
•promote increase in shareholder value and strong alignment with the shareholders’ interests;
•encourage teamwork and innovation;
•determine a clear link between both business and individual performance and all short-term and long-term components of compensation; and
•encourage nimbleness and agility in managing the business to succeed.

The Human Resources and Compensation Committee and the Board of Directors will continue to evaluate the Company’s philosophy and compensation program as circumstances require and intend to review compensation on an annual basis. As part of this review process, they expect to be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, such as the cost to the Company if it were required to find a replacement for a key executive.

Elements of Executive Compensation

The compensation of the Company’s executive officers includes three major elements: (i) base salary; (ii) short-term incentives, consisting of annual bonuses and (iii) long-term equity incentives, consisting of awards under the Omnibus Plan. Perquisites and personal benefits are not a significant element of compensation of the executive officers of the Company. The Company’s compensation philosophy is to set the total direct compensation package for its Named Executive Officers at market median based on the Company's Comparator Group and is designed to result in above market median compensation when performance so warrants.

Base Salary
Annual base salaries are intended to provide a fixed component of compensation to Lion’s Named Executive Officers, reflecting their skill sets, experience, roles and responsibilities. Base salaries for Lion’s Named Executive Officers have generally been set at levels deemed necessary to attract and retain individuals with superior talent. A Named Executive Officer’s base salary is determined by taking into consideration the NEO’s total compensation package and the Company’s overall compensation philosophy.

The Human Resources and Compensation Committee reviews base salaries periodically, and at least annually, to ensure that they continue to reflect individual performance and market conditions, and merit increases or other adjustments are made, as deemed appropriate. Additionally, Lion may choose to adjust base salaries as warranted throughout the year to reflect promotions or other changes in the scope or breadth of a Named Executive Officer’s role or responsibilities, as well as to maintain market competitiveness, including within the Comparator Group.

Annual Short-Term Incentive Program (STIP)

In accordance with the terms of their respective employment agreements, certain of Lion’s Named Executive Officers and other executive officers are eligible to receive discretionary annual cash bonuses based on individual and company performance or otherwise as may be determined by Lion’s Board of Directors from time to time. The Company's STIP is designed to motivate executive officers to meet the Company's business and financial objectives generally.

For Fiscal 2021, the Human Resources and Compensation Committee adopted an approach to setting the annual cash bonuses awarded to NEOs under the STIP pursuant to which 50% of the total amount of annual bonus awarded to NEOs was based on the Company's performance, and 50% on individual performance.This methodology is intended to be used by the Committee in setting STIP awards for all NEOs in the future.

For Fiscal 2022 and beyond, with respect to NEOs, the bonus to be awarded under the STIP will be determined at the end of each fiscal year by the Board of Directors upon recommendation from the Human Resources and Compensation Committee. For Fiscal 2022, the Board of Directors determined that STIP for NEOs and other members of management will be based on business performance metrics (50%) and achievement of personal goals (50%). Business performance metrics and targets and corresponding payout levels are established by the Board of Directors upon recommendation from the Human Resources and Compensation Committee.

The following performance metrics comprise the business performance component of the Fiscal 2022 STIP:

Performance Metric	Weight of Metric
Revenue	50%
Gross Margin	25%
Adjusted EBITDA(1)	25%

(1)    Refer to the management discussion and analysis of the Company for the year ended December 31, 2021 for additional information on Adjusted EBITDA, a non-IFRS measure.

The individual performance of the NEO is determined by clear pre-determined criteria for achievement of the respective NEO’s personal goals.

In accordance with the terms and provisions of the STIP, the actual STIP awards can range from zero to two times the NEOs’ target STIP, the actual award dependent upon achievement of the previously described business and individual performance goals. Furthermore, if a NEO doesn’t meet a certain threshold on his/her personal goals, his/her actual STIP award will be nil for that reference year, regardless of the business performance.

Long-Term Equity Incentives

Equity-based incentive awards granted to Named Executive Officers are variable elements of compensation which are designed to align Lion’s interests and those of its shareholders with those of its employees, including its Named Executive Officers. Equity awards reward performance and continued employment by an executive officer, with associated benefits to Lion of attracting and retaining employees. The Company believes that options, restricted share units ("RSUs") and performance share units ("PSUs") provide executive officers with a strong link to long-term corporate performance and the creation of shareholder value. As of the date hereof, stock option awards and RSUs are the two types of equity awards that Lion has granted to its Named Executive Officers. See "Long-Term Incentive Plans" below for vesting, settlement, and other terms of such awards.

Prior to adoption of the Omnibus Plan, Lion made equity-based awards to NEOs by issuing options under the Company’s legacy equity-based incentive plan adopted in November 2017, as amended and restated in December 2019 and May 2021 (the "Legacy Plan"). Following adoption of the Omnibus Plan, equity-based awards made by Lion have been made under the Omnibus Plan, and no further grants were nor will be made under the Legacy Plan. The terms of Lion’s equity plans are described below under "Long Term Incentive Plans".

In connection with the grants of equity-based awards, the Human Resources and Compensation Committee determines the grant size and terms to be recommended to the Board of Directors. As part of their annual review of the Company’s compensation practices, the Human Resources and Compensation Committee and the Board of Directors determine the precise structure of long-term incentive compensation. For Fiscal 2021, none of the NEOs received long-term incentive compensation grants pursuant to annual LTIP awards. Mr. Duquette and Ms. Giroux received a one-time special LTIP grant upon hire, comprised of 50% RSUs and 50% stock options, and Mr. Piern received a one-time special LTIP grant upon hire, comprised of 9,409 RSUs and 236,569 stock options. Option-based awards granted under the Omnibus Plan in Fiscal 2021 have a 10-year term and vest in four equal tranches over the first four employment anniversary dates. RSU-based awards granted in Fiscal 2021 vest entirely on the third employment anniversary date and can be settled in cash or Common Shares at the option of the Company promptly following vesting.

For Fiscal 2022, the Board of Directors determined that LTIP for NEOs will be divided in two types of awards which are the Restricted Shares Units (RSUs) and Options, both weighted at 50%.
Long-Term Incentive Plans (LTIP)

The principal features of Lion’s Long-Term Incentive Plans (LTIP) are summarized below. As further discussed in the section "Executive Compensation ― Discussion and Analysis - Principal Elements of Compensation" above, the value of the LTIP grants varies by the level of responsibility and the Named Executive Officer’s performance as assessed by the Human Resources and Compensation Committee and the Board of Directors.
Omnibus Plan

General. Lion adopted its Omnibus Plan in May 2021 in connection with the listing of its Common Shares on the NYSE and the TSX. The Omnibus Plan provides different types of equity-based incentives to be granted to certain of the Company’s directors, executive officers, employees and consultants, including options, RSUs, PSUs and DSUs, collectively referred to as "awards". The Board of Directors is responsible for administering the Omnibus Plan and may delegate its responsibilities thereunder to a committee thereof or to a plan administrator. The following discussion is qualified in its entirety by the full text of the Omnibus Plan and each grant agreement evidencing the applicable awards.
The Board of Directors is entitled to, in its sole discretion, from time to time, designate the directors, executive officers, employees and consultants to whom awards will be granted and determine, if applicable, the number of Common Shares to be covered by such awards and the terms and conditions of such awards. Awards under the Omnibus Plan are generally made by the Board of Directors upon recommendation from the Human Resources and Compensation Committee.
For Fiscal 2022, Lion’s LTIP for NEOs is divided in two vehicles which are the Restricted Shares Units (RSUs) and Options, both weighted at 50%.
Shares Available Under the Plan. The maximum number of Common Shares available for issuance, in the aggregate, under the Omnibus Plan and the Legacy Plan shall not exceed ten percent (10%) of the aggregate number of Common Shares issued and outstanding from time to time (calculated on a non-diluted basis). As of December 31, 2021, 190,002,712 Common Shares were issued and outstanding and, as such, a maximum of 19,000,271 Common Shares could be issued in the aggregate pursuant to awards granted under the Omnibus Plan and the Legacy Plan.
The number of Common Shares available for issuance under the Omnibus Plan and the Legacy Plan will increase as the number of issued and outstanding Common Shares increases from time to time. Any Shares subject to an award which has been exercised or settled in Common Shares will again be available for issuance under the Omnibus Plan. Common Shares will not be deemed to have been issued pursuant to the Omnibus Plan with respect to any portion of an award that is settled in cash.
Subject to the insider participation limit set out below and the overall shares available under the Omnibus Plan described above, the Omnibus Plan does not limit the maximum number of Common Shares that any one person or company is entitled to receive under the Omnibus Plan.
Insider Participation Limit. The aggregate number of Common Shares issuable to insiders and their associates at any time under the Omnibus Plan, the Legacy Plan or any other proposed or established share compensation arrangement, will not exceed 10% of the issued and outstanding Common Shares, and the aggregate number of Common Shares issued to insiders and their associates under the Omnibus Plan or any other proposed or established share compensation arrangement within any one-year period will not exceed 10% of the issued and outstanding Common Shares.
Options. All options granted under the Omnibus Plan will have an exercise price determined and approved by the Board of Directors at the time of grant, which will not be less than the market price of the Common Shares on the date of the grant. For purposes of the Omnibus Plan, the market price of the Common Shares as of a given date will generally be the volume weighted average trading price on the TSX (on the NYSE for U.S. based employees) for the five trading days immediately preceding such date.
Subject to any vesting conditions set forth in a participant’s grant agreement, an option will be exercisable during a period established by the Board of Directors which will not be more than ten years from the grant of the option. The Omnibus Plan provides that the exercise period will automatically be extended if the date on which it is scheduled to terminate will fall during a blackout period. In such cases, the extended exercise period will terminate ten business days after the last day of the blackout period. The Board of Directors is entitled, in its discretion, to provide for procedures to allow a participant to elect to undertake a “cashless exercise” or a “net exercise” in respect of options.
Share Units. The Board of Directors is authorized to grant RSUs, PSUs and DSUs evidencing the right to receive Common Shares, cash based on the value of a Common Share or a combination thereof at some future time to eligible persons under the Omnibus Plan. Although DSUs may be available for grant to directors, executive officers, employees and consultants, Lion currently expects to only grant DSUs as a form of non-executive director compensation.
RSUs generally become vested, if at all, following a period of continuous employment. PSUs are similar to RSUs, but their vesting is, in whole or in part, conditioned on the attainment of specified performance metrics as may be determined by the Board of Directors. The terms and conditions of grants of RSUs and PSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these awards will be set out in the participant’s grant agreement. Subject to the achievement of the applicable vesting conditions, the settlement of an RSU or PSU will generally occur on or as soon as reasonably practicable following the vesting date. The settlement of a DSU will generally occur following a pre-established deferral period, which may be upon or following the participant ceasing to be a director, executive officer, employee or consultant of Lion, subject to satisfaction of any applicable conditions.
RSUs, PSUs and DSUs can be settled, at Lion's option, in cash or Common Shares which shares can be bought on secondary markets or issued from treasury.
Dividend Share Units. If, as the case may be, dividends (other than share dividends) are paid on Common Shares, additional share unit equivalents may be automatically granted to each participant who holds RSUs, PSUs or DSUs on the record date for such dividends. If the Board of Directors provides for an award of RSUs, PSUs or DSUs to receive dividend share units, such units will be subject to the same vesting or other conditions applicable to the underlying RSUs, PSUs or DSUs, as applicable.
Recapitalization. In the event of any change in the capital structure or any other change affecting the Common Shares, the Board of Directors will equitably adjust the aggregate number or kind of shares that may be delivered under the Omnibus Plan, the number or kind of shares or other property (including cash) subject to an award, and the terms and conditions of awards.
In the event of any other change in the capital structure or business of Lion or other corporate transaction, the Board of Directors will be entitled, in its sole discretion, to make equitable adjustments to be made in such circumstances in order to maintain the economic rights of the participants in respect of awards under the Omnibus Plan.

Change of Control. In the event of a change of control, or other changes in Lion or the outstanding Common Shares by reason of a recapitalization, reorganization, arrangement, merger, consolidation, combination, exchange or other relevant change, the Board of Directors will have the power, in its sole discretion, to modify the terms of the Omnibus Plan and/or the awards granted thereunder, including to cause the power to accelerate vesting, waive any forfeiture conditions or otherwise modify or adjust any other condition or limitation regarding an award. The Board of Directors will be entitled, at its discretion, to accelerate the time of exercisability of an award, redeem in whole or in part outstanding awards, cancel awards that remain subject to a restricted period, and make such adjustments to awards then outstanding as the Board of Directors deems appropriate to reflect the change of control or other such event, including providing for the substitution, assumption, or continuation of awards by the successor company or a parent or subsidiary thereof.
Trigger Events. The Omnibus Plan provides that, except as otherwise determined by the Board of Directors, upon the termination for cause of a participant, any awards granted to such participant, whether vested or unvested, will automatically terminate and become void. The Omnibus Plan further provides that upon a participant’s termination of employment without cause, or upon the resignation or retirement of a participant, (i) the Board of Directors may determine, in its sole discretion, that a portion of the PSUs, RSUs and/or DSUs granted to such participant will immediately vest (based on the vesting terms, including, if applicable, achievement of performance criteria, up to the termination date, as determined in the final and sole discretion of the Board of Directors), (ii) all unvested options will be forfeited, and (iii) vested options will remain exercisable until the earlier of 90 days (30 days for a resignation or retirement) after the termination date or the expiration date of the options. Finally, upon a participant’s termination of employment as a result of death or disability, except as otherwise determined by the Board of Directors, (i) all rights, title and interest in the options granted to such participant which are unvested will continue to vest in accordance with the terms of the Omnibus Plan and the participant’s grant agreement, for a period of up to two years, (ii) vested options (including such options that vest during the period following the termination date) will remain exercisable until the earlier of (A) two years after the termination date, and (B) the expiry date of the options, and (iii) a portion of PSUs, RSUs and/or DSUs granted to the participant will immediately vest, as determined by the Board of Directors.
Amendments and Termination. The Omnibus Plan terminates in accordance with its terms on the 10th anniversary of the date it was adopted by the Board of Directors. The Board of Directors is entitled to suspend or terminate the Omnibus Plan at any time, or from time to time amend or revise the terms of the Omnibus Plan or of any granted award, provided that no such suspension, termination, amendment or revision will be made, (i) except in compliance with applicable laws and with the prior approval, if required, of the shareholders, the NYSE and/or TSX or any other regulatory body having authority over Lion, and (ii) if it would adversely alter or impair the rights of any participant, without the consent of the participant except as permitted by the terms of the Omnibus Plan.
The Board of Directors will be required to obtain shareholder approval to make the following amendments:
•except for adjustments permitted by the Omnibus Plan, any reduction in the exercise price of an option or any cancellation of an option and replacement of such option with an option with a lower exercise price, to the extent such reduction or replacement benefits an insider;
•any increase in the maximum number of Common Shares issuable pursuant to the Omnibus Plan, including any amendment to the maximum number of Common Shares expressed as a fixed percentage;

•any increase in the maximum number of Common Shares that may be issuable to insiders pursuant to the insider participation limit;
•any extension of the term of an award beyond its original expiry date, to the extent such amendment benefits an insider;
•any amendment which increases the maximum number of Common Shares that may be issuable upon exercises of options issued under the Omnibus Plan as incentive stock options intended to meet the requirements of Section 422 of the U.S. Internal Revenue Code of 1986;
•any amendment to the Omnibus Plan’s amendment provisions; and
•any amendment which modifies the definition of eligible participant used for purposes of determining eligibility for the grant of any award under the Omnibus Plan.
Except as specifically provided in a grant agreement approved by the Board of Directors, awards granted under the Omnibus Plan will generally not be transferable other than by will or the laws of succession.
Legacy Plan
General. The Company has previously granted options to acquire Common Shares to certain directors, officers and employees of the Company and its subsidiaries under the Legacy Option Plan. The Legacy Plan was originally adopted in November 2017, and subsequently amended and restated in December 2019. In May 2021, Lion made certain amendments to the Legacy Plan to take into account, among other things, the fact that the Common Shares were traded on the NYSE and the TSX. The options issued under the Legacy Plan were granted at exercise prices equal to or exceeding the fair market value of the underlying shares at the time of initial grant. Following adoption of the Omnibus Plan, no further awards were nor will be made under the Legacy Plan; however, awards outstanding under the Legacy Plan continue in full effect in accordance with their existing terms. The Legacy Plan includes terms and conditions required by the TSX for an equity incentive plan such as restrictions relating to amendments of the plan and restrictions on insider participation.
The Board of Directors administers the Legacy Plan and has full authority and discretion to administer and interpret the Legacy Plan and to prescribe such rules and regulations and make such other determinations as it deems necessary or useful for the administration of the Legacy Plan.
Share Reserve. The maximum number of Common Shares reserved for issuance under the Legacy Plan is 12,854,615. As discussed under the section entitled “Omnibus Plan” above, the maximum number of Common Shares available for issuance, in the aggregate, under the Omnibus Plan and the Legacy Plan shall not exceed ten percent (10%) of the aggregate number of Common Shares issued and outstanding from time to time (calculated on a non-diluted basis). As of December 31, 2021, options to purchase 8,777,295 Common Shares at exercise prices ranging from $0.7332 (C$0.9335) to $5.66 were outstanding under the Legacy Plan.
Capital Reorganization. In the event of any reorganization, change in the number of issued and outstanding Common Shares by reason of any stock dividend, stock split, recapitalization, merger, or exchange of shares or other similar corporate change, an equitable adjustment will be made by the Board of Directors in the number and/or kind of shares subject to outstanding options under the Legacy Plan and in the exercise price of such outstanding options.

Trigger Events; Change of Control. The Legacy Plan provides that certain events, including termination for cause, resignation, termination other than for cause, retirement, death or disability, may trigger forfeiture or reduce the vesting period, where applicable, of outstanding stock options. In the event of a change of control, the Board of Directors will have the right to accelerate the vesting of any unvested options in connection with such change of control. Except as otherwise set forth in any document evidencing a grant of any option, in the event of any change of control transaction in which there is an acquiring or surviving entity, the Board of Directors may provide for substitute or replacement options of similar value from, or the assumption of outstanding options by, the acquiring or surviving entity or one or more affiliates of such entity, any such substitution, replacement or assumption to be on such terms as the Board of Directors in good faith determines. The Board of Directors will be entitled to, in its sole discretion, terminate any or all stock option outstanding, provided that any such stock option that have vested will remain exercisable until consummation of such change of control.
Other Benefits
The Named Executive Officers are eligible to participate in benefits available generally to salaried employees, including health, dental, life and disability insurance benefits on the same terms as all other employees.
Executive Employment Agreements
We have entered into employment agreements with our Named Executive Officers. Details on NEO severance arrangements can be found below under Item 6.B "Compensation"—"Executive Compensation" — "Summary of NEO Employment Agreements and and Severance on Termination".

Summary Compensation Table
The following table sets forth information about certain compensation awarded to, earned by, or paid to Lion's Named Executive Officers in respect of Fiscal 2021:

Name and Principal Position	Fiscal Year	Base Salary ($)(1), (2)	Share-Based Awards ($)(1), (3)	Option- Based Awards ($)(1), (4)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation ($)(1), (6)	Total Compensation ($)
					Annual Incentive Plan ($)(1), (5)	Long-Term Incentive Plans ($)
Marc Bedard CEO—Founder	2021	391,291	―	―	195,823	―	―	―	587,114
	2020	215,991	―	―	―	―	―	3,557	219,548
Nicolas Brunet Executive Vice President and Chief Financial Officer	2021	286,698	―	―	108,697	―	―	―	395,395
	2020	196,356	―	―	―	―	―	―	196,356
François Duquette(7) Chief Legal Officer and Corporate Secretary	2021	167,316	59,141	59,164	42,595	―	―	―	328,216
	2020	―	―	―	―	―	―	―	―
Nathalie Giroux(8) Chief People Officer	2021	95,566	142,015	141,983	76,423	―	―	78,880	534,867
	2020	―	―	―	―	―	―	―	―
Brian Piern(9) Chief Commercial Officer	2021	129,808	175,854	1,960,920(10)	39,900	―	―	88,781	2,395,263
	2020	―	―	―	―	―	―	―	―
(1)    The base salaries, share-based awards, option-based awards, annual incentive and all other compensation of Messrs. Bedard, Brunet, Duquette and Ms. Giroux are paid in Canadian dollars. Mr. Piern's compensation is paid in U.S. dollars. Except where otherwise noted, the amounts reported in the above table for Messrs. Bedard, Brunet, Duquette and Ms. Giroux have been converted to U.S. dollars (i) in the case of amounts relating to Fiscal 2021, at an exchange rate of C$1.00 = US$0.7888, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on December 31, 2021, and (ii) in the case of amounts relating to Fiscal 2020, at an exchange rate of C$1.00 = US$0.7854, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on December 31, 2020.
(2)    The amounts reported in this column represent the earned base salary received by each NEO in the applicable fiscal year. For Fiscal 2021, the earned base salary received for NEOs who are paid in Canadian dollars was C$496,058 for Mr. Bedard, C$363,461 for Mr. Brunet, C$212,115 for Mr. Duquette and C$121,154 for Ms. Giroux.
(3)    The amounts reported in this column represent the grant date fair value of RSUs granted to NEOs under the Omnibus Plan. The grant date fair value was determined in compliance with IFRS 2, Share-based Payment and based on the volume weighted average trading price of the Common Shares on the TSX or the NYSE, as applicable, for the five days immediately preceding the grant date. During Fiscal 2021, the RSU grants reported in this column were made to each of Mr. Duquette, Ms. Giroux and Mr. Piern as an inducement for each of them to enter into a full-time employment agreement with the Company.
(4)    The amounts reported in this column represent the estimated grant date fair value of options granted under the Omnibus Plan during Fiscal 2021 to Mr. Duquette, Ms. Giroux and Mr. Piern as an inducement for each of them to enter into a full-time employment agreement with the Company. The amounts reported in this column do not represent cash received by the optionees, and the actual value realized upon the future vesting and exercise of such options may be less or greater than the grant date fair values indicated in this column. Amounts shown have been calculated using the Black-Scholes method based on the volume weighted average trading price on the TSX or the NYSE, as applicable, for the five trading days prior to the grant date. The Black-Scholes method is used to estimate the grant date fair value of option-based awards because it is the most commonly used share-based award pricing model and is considered to produce a reasonable estimate of fair value. The assumptions used to measure the fair value of the options granted during Fiscal 2021 under the Black-Scholes method at the grant date were as follows:

	June 28, 2021 Grant (Canadian)	June 28, 2021 Grant (U.S.)	August 24, 2021 Grant
Dividend yield	0%	0%	0%
Expected volatility	40%	40%	40%
Risk-free interest rate	1.42	1.25	1.16
Expected option term	7.5	7.5	7.5
Black-Scholes Value	8.125	8.289	5.38

(5)    The amounts reported in this column represent the annual cash bonuses awarded to each NEO under the STIP for services rendered in each fiscal year as described in “Executive Compensation ― Discussion and Analysis ― Principal Elements of Compensation ― Annual Short-Term Incentive Program (STIP).” For Fiscal 2021, the cash bonus awarded under the STIP to NEOs who are paid in Canadian dollars was C$248,254 for Mr. Bedard, C$137,800 for Mr. Brunet, C$54,000 for Mr. Duquette and C$96,885 for Ms. Giroux.
(6)    Perquisites and other personal benefits which, in the aggregate, are worth less than C$50,000 or 10% of the total salary of a NEO are not included under “All Other Compensation”. For Fiscal 2021, the payments made to Mr. Piern include (i) a car allowance of $6,923, and (ii) an amount of $81,858 related to relocation and (ii) the payments made to Ms. Giroux represent a lump sum signing bonus of C$100,000 in connection with the signing of her employment agreement with the Company. Mr. Bedard received a car allowance in Fiscal 2021 and Fiscal 2020, and Mr. Duquette received a car allowance in Fiscal 2021.
(7)    Mr. Duquette was appointed as Chief Legal Officer and Corporate Secretary of the Company on April 12, 2021 and did not earn any compensation from the Company prior to such date. On June 28, 2021, Mr. Duquette was awarded 7,282 options and 3,257 RSUs under the Omnibus Plan as an inducement to enter into a full-time employment agreement with the Company.
(8)    Ms. Giroux was appointed as Chief People Officer of the Company on August 9, 2021 and did not earn any remuneration from the Company prior to such date. On August 24, 2021, Ms. Giroux was awarded 26,389 options and 11,653 RSUs under the Omnibus Plan as an inducement to enter into a full-time employment agreement with the Company.
(9)    Mr. Piern was appointed as Chief Commercial Officer of the Company on June 7, 2021 and did not earn any remuneration from the Company prior to such date. On June 28, 2021, Mr. Piern was awarded 236,569 options and 9,409 RSUs under the Omnibus Plan as an inducement to enter into a full-time employment agreement with the Company.
(10)    Represents 236,569 options granted to Mr. Piern under the Omnibus Plan as an inducement to enter into a full-time employment agreement with the Company. As of December 31, 2021, none of the options granted to Mr. Piern during Fiscal 2021 were in-the-money. See "Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards Table".

Equity-Based Compensation at Fiscal Year-End
The following table sets forth information regarding equity awards held by Lion's Named Executive Officers as of December 31, 2021:

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)(1)	Option Exercise Price ($)(2)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(3)	Number of Shares or Units of Shares that have not Vested (#)(4)	Market or Payout Value of Share-Based Awards that have not Vested ($)(5)	Market or Payout Value of Vested Share-Based Awards not Paid out or Distributed ($)
Marc Bedard	314,936	0.74	2029/06/14	2,871,753	—	—	—
	2,641,439	0.74	2027/11/01	24,086,036	—	—	—
Nicolas Brunet	2,245,917	0.74	2029/12/26	20,479,457	—	—	—
François Duquette	7,282	18.16	2031/04/12	—	3,257	$32,114	—
Nathalie Giroux	26,389	12.19	2031/08/09	—	11,653	$114,899	—
Brian Piern	236,569	18.69	2031/06/07	—	9,409	$93,525	—
(1)    Represents the number of vested and unvested unexercised options.
(2)    All options included in this table, to the exception of options granted to Mr. Piern’s, have an exercise price in Canadian dollars. The conversion price for such options has been converted to U.S. dollars at an exchange rate of C$1.00 = US$0.7888, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on December 31, 2021.
(3)    Options are in-the-money if the market value of the Common Shares underlying the options is greater than the option exercise price. The value shown is equal to the excess, if any, of the Common Share closing price on the TSX or NYSE (being C$12.50 and $9.94, respectively), as applicable, on December 31, 2021, over the option’s exercise price. The actual value realized will be based on the actual in-the-money value upon exercise of the options, if any. The options vest in 25% tranches over a period of four years beginning on the first anniversary date of (i) the date of hire with respect to options granted to Mr. Duquette, Ms. Giroux and Mr. Piern or (ii) the date of grant with respect to options granted to Mr. Bedard and Mr. Brunet.
(4)    Represents shares underlying RSUs granted to NEOs under the Omnibus Plan. RSUs vest on the third anniversary of the date of hire for Mr. Duquette, Ms. Giroux and Mr. Piern.
(5)    Value is based on the Common Share closing price on December 31, 2021 on the TSX or NYSE (being C$12.50 and $9.94, respectively), as applicable. The market or payout value of share-based awards that have not vested for all NEOs, except for Mr. Piern, has been calculated in Canadian dollars and converted to U.S. dollars at an exchange rate of C$1.00 = US$0.7888, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on December 31, 2021.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table provides, for each of the NEOs, a summary of the value of the option-based and share-based awards vested or non-equity incentive plan compensation earned during Fiscal 2021:

Name	Option-Based Awards – Value Vested During the Year ($)(1)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)(2)
Marc Bedard	13,101,600	—	195,823
Nicolas Brunet	5,865,815	—	108,697
François Duquette	—	—	42,595
Nathalie Giroux	—	—	76,423
Brian Piern	—	—	39,900
(1)    Calculated as the difference between the market price of the Common Shares on the date of vesting or the last trading day prior to vesting, if applicable, and the exercise price payable in order to exercise the options.
(2)    Amounts are equal to those shown in the “Non-Equity Incentive Plan Compensation – Annual Incentive Plans” column in the Summary Compensation Table.

Summary of NEO Employment Agreements and Severance on Termination of Employment
We have entered into an employment agreement with each of Lion's Named Executive Officers. Each employment agreement has an indefinite term. The material terms of each of our NEO employment agreements follow:

Marc Bedard
In May 2015, Marc Bedard entered into an employment agreement with Lion. Mr. Bedard’s employment with Lion will continue until terminated in accordance with the terms of the employment agreement. The employment agreement provides for (1) a base salary; and (2) an annual performance bonus. Mr. Bedard is also entitled to participate in the Company's long term incentive plan. The employment agreement provides Mr. Bedard with potential severance benefits if his employment with Lion is terminated for any reason other than (i) death, (ii) insolvency or bankruptcy, (iii) permanent or long-term incapacity or disability, (iv) for cause or (v) Mr. Bedard's voluntary resignation or his retirement, in a maximum amount equivalent to 24 months of his then current annual base salary, paid in lump sum. Under his employment agreement, Mr. Bedard is subject to non-competition obligations during and for two years following his termination of employment, is subject to restrictions on soliciting Lion’s employees during and for three years following his termination of employment, and is subject to confidentiality and intellectual property assignment covenants.

Nicolas Brunet
On December 11, 2019, Nicolas Brunet entered into an employment agreement with Lion to serve as Executive Vice-President and Chief Financial Officer of Lion. Mr. Brunet’s employment with Lion will continue until terminated in accordance with the terms of the employment agreement. The employment agreement provides for (1) a base salary; (2) an annual performance bonus; and (3) participation in the Company's long term incentive plan. The employment agreement provides Mr. Brunet with potential severance benefits if his employment with Lion is terminated without cause, in a maximum amount equivalent to 12 months of its then current annual base salary, paid in lump sum. Under his employment agreement, Mr. Brunet is subject to restrictions on soliciting Lion’s employees during and following his termination of employment, and is subject to confidentiality and intellectual property assignment covenants.

François Duquette

On March 8, 2021, François Duquette entered into an employment agreement with Lion to serve as Chief Legal Officer and Corporate Secretary of Lion. Mr. Duquette’s employment with Lion will continue until terminated in accordance with the terms of the employment agreement. The employment agreement provides for (1) a base salary; (2) an annual performance bonus; and (3) participation in the Company's long term incentive plan. The employment agreement provides Mr. Duquette with potential severance benefits if his employment with Lion is terminated without cause, in a maximum amount equivalent to 12 months of its then current annual base salary, paid in lump sum. Under his employment agreement, Mr. Duquette is subject to non-competition obligations during and for 12 months following his termination of employment, is subject to restrictions on soliciting Lion’s employees, clients and suppliers during and for 12 months following his termination of employment, and is subject to confidentiality and intellectual property assignment covenants.

Nathalie Giroux
On July 1, 2021, Ms. Giroux entered into an employment agreement with Lion to serve as Chief People Officer of Lion. Ms. Giroux's employment with Lion will continue until terminated in accordance with the terms of the employment agreement. The employment agreement provides for (1) a base salary; (2) an annual performance bonus; (3) participation in the Company's long-term incentive plan; and (4) a signing bonus comprised of stock options and a cash bonus. The employment agreement provides Ms. Giroux with potential severance benefits if her employment with Lion is terminated without cause, in a maximum amount equivalent to 12 months of her then current annual base salary, paid in lump sum. Under her employment agreement, Ms. Giroux is subject to non-competition obligations during and for 12 months following her termination of employment, is subject to restrictions on soliciting Lion’s employees, client and suppliers during and for 12 months following termination of employment, and is subject to confidentiality and intellectual property assignment covenants.

Brian Piern
On May 2, 2021, Brian Piern entered into an employment agreement with Lion to serve as Chief Commercial Officer of Lion. Mr. Piern’s employment with Lion will continue until terminated in accordance with the terms of the employment agreement. The employment agreement provides for (1) a base salary; (2) an annual performance bonus; (3) participation in the Company's long-term incentive plan; (4) an initial grant of stock options and RSUs; (5) a signing bonus in the form of stock options; and (6) certain other perquisites. The employment agreement provides Mr. Piern with potential severance benefits if his employment with Lion is terminated without cause, in a maximum amount equivalent to 12 months of its then current annual base salary, paid in lump sum. Under his employment agreement, Mr. Piern is subject to non-competition obligations during and for 12 months following his termination of employment, is subject to restrictions on soliciting Lion’s employees, clients and suppliers during and for 12 months following his termination of employment, and is subject to confidentiality and intellectual property assignment covenants.

Severance on Termination of Employment
Employment of an NEO can be terminated by any of the following means: resignation by the executive, termination by the Company for cause, termination by the Company other than for cause, the retirement of the executive or disability or death of the executive. Severance entitlements are set out in individual NEO employment agreements and the Omnibus Plan and Legacy Plan.

An NEO is not entitled to receive any payment under the STIP relating to a partially completed financial year if the effective date of his or her termination (with or without cause) or resignation occurs prior to the end of the fiscal year in respect of which the payout under the STIP is calculated. Moreover, upon an NEO's termination of employment without cause, or upon the resignation or retirement of an NEO, the Board may determine, in its sole discretion, that (i) a portion of the awards granted to such NEO will immediately vest, (ii) all unvested options will be forfeited, and (iii) vested options will remain exercisable until the earlier of 90 days (30 days for a resignation or retirement) after the termination date or the expiration date of the options. In addition, except as otherwise determined by the Board, on the effective date of a NEO’s termination for cause, all such NEO’s vested and unvested options are forfeited and all his or her other benefits are terminated.
See Item 6B.—"Compensation—Executive Compensation-Summary of NEO Employment Agreements" and "—"Long Term Incentive Plans" for more information regarding NEO severance entitlements.

C. Board Practices
Board Composition
The Company’s articles provide that its board of directors (the "Board of Directors" or "Lion’s Board") shall consist of not less than three (3) and not more than twenty (20) directors. The Company’s directors are elected annually at the annual meeting of shareholders and each director is expected to hold office until the next annual meeting of shareholders or until his or her successor is elected or appointed. Under the Business Corporations Act (Quebec), between annual general meetings of Lion’s shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one third of the number of directors elected at the previous annual meeting of shareholders.
In addition, pursuant to a nomination rights agreement (the "Nomination Rights Agreement") entered into on May 6, 2021 between the Company, Power Energy Corporation ("PEC") and 9368-2672 Quebec Inc. ("9368-2672"), each of Power Energy and 9368-2672 will, for so long as it and its affiliates collectively hold at least 20% of the outstanding Common Shares (on a non-diluted basis), be entitled to designate a number of director nominees equal to the product of (rounding to the nearest whole number) (i) the percentage of the outstanding Common Shares held by it (on a non-diluted basis) multiplied by (ii) the size of Lion’s Board. In addition, 9368-2672 will, for so long as it and its affiliates collectively hold at least 5% of the outstanding Common Shares (on a non-diluted basis), be entitled to designate (i) for so long as Marc Bedard serves as Chief Executive Officer of Lion, one director nominee (in addition to Marc Bedard, who will be appointed to Lion’s Board for so long as he serves as chief executive officer thereof) and (ii) at any other time, Marc Bedard as a director nominee. See Item 7B. Related Party Transactions for a summary description of the Nomination Rights Agreement.
Subject to this agreement, the Nominating and Corporate Governance Committee is responsible for Board and committee succession planning and for making annual recommendations to the Board regarding the size and composition of its committees. It also proposes new nominees for election as director. The Nominating and Corporate Governance Committee will consider the competencies and skills that the Board considers to be necessary for the Board as a whole to possess, the competencies and skills that the Board considers each existing director to possess, and the competencies and skills each new nominee will bring to the boardroom in making recommendations for director nominations.
Majority Voting Policy
The Board of Directors adopted a majority voting policy providing that in “uncontested election” of directors, any nominee who receives a greater number of votes “withheld” than votes “for” his or her election will promptly tender his or her resignation to the Chairman of the Board of Directors for consideration. Following receipt of a resignation submitted pursuant to this policy, the Nominating and Corporate Governance Committee of the Company shall consider such resignation, and recommend to the Board of Directors whether or not to accept it. Absent exceptional circumstances that would warrant the director to continue to serve on the Board of Directors, the Board of Directors will accept the resignation. A press release disclosing the Board of Directors’ determination (and the reasons for rejecting the resignation, if applicable) shall be issued within 90 days following the date of the meeting of shareholders. A copy of such press release shall be sent concurrently to the TSX and the NYSE. The resignation will become effective when accepted by the Board of Directors.
Director Term Limits and Other Mechanisms of Board Renewal
The Nominating and Corporate Governance Committee is charged under its charter with selecting candidates for election as independent directors.
Lion’s Board has not adopted director term limits or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the Nominating and Corporate Governance Committee will seek to maintain the composition of Lion’s Board in a way that provides, in the judgement of Lion’s Board, the best mix of skills and experience to provide for Lion’s overall stewardship.
Board Committees
Lion's Board has three standing committees: the Audit Committee, the Human Resources and Compensation committee, and the Nominating and Corporate Governance Committee. Each board committee operates under its own written charter adopted by the Board.
Audit Committee
Lion’s Audit Committee is composed of Michel Ringuet, Sheila Colleen Bair and Pierre Wilkie, with Michel Ringuet serving as chairperson of the committee. Lion’s Board has determined that all such directors meet the independence requirements under the NYSE Listing Rules, NI 52-110 and under Rule 10A-3 of the Exchange Act. Lion’s Board has determined that Sheila Bair is an "audit committee financial expert" within the meaning of the SEC’s regulations and applicable NYSE Listing Rules. Lion complies with NI 52-110 by relying on the exemptions for U.S. listed issuers thereunder.
The Board of Directors has adopted a written charter describing the mandate of the Audit Committee. The Audit Committee’s responsibilities include:
•appointing, compensating, retaining and overseeing the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services and reviewing and appraising the audit efforts of Lion’s independent accountants;
•pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by Lion’s independent registered public accounting firm;
•establishing procedures for (i) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and (ii) confidential and anonymous submissions by Lion’s employees of concerns regarding questionable accounting or auditing matters;
•engaging independent counsel and other advisers, as necessary and determining funding of various services provided by accountants or advisers retained by the committee;
•reviewing Lion’s financial reporting processes and internal controls;
•establishing, overseeing and dealing with issues related to the Company’s code of ethics for managers and financial officers;
•reviewing and approving related-party transactions or recommending related-party transactions for review by independent members of Lion’s Board; and
•providing an open avenue of communication among the independent accountants, financial and senior management and Lion’s Board.
Additional information relating to the Audit Committee can be found under the Company's profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and on the Company's website at ir.thelionelectric.com.

Human Resources and Compensation Committee
Lion’s Human Resources and Compensation Committee is composed of Pierre Wilkie, Pierre-Olivier Perras and Michel Ringuet, with Pierre Wilkie serving as chairperson of the committee. The primary purpose of the Human Resources and Compensation Committee, with respect to compensation, is to assist Lion’s Board in fulfilling its oversight responsibilities and to make recommendations to Lion’s Board with respect to the compensation of Lion’s directors and executive officers.
The Board of Directors has adopted a written charter describing the mandate of the Human Resources and Compensation Committee. The principal responsibilities and duties of the Human Resources and Compensation Committee include:
•establishing and reviewing Lion’s overall compensation philosophy;
•evaluating Lion’s CEO—Founder’s and other executive officer’s performance in light of the goals and objectives established by Lion’s Board of Directors and, based on such evaluation, with appropriate input from other independent members of Lion’s board of directors, determining the CEO—Founder’s and other executive officer’s compensation;
•reviewing management’s assessment of existing management resources and succession plans;
•administering Lion’s equity-based and incentive compensation plans and making recommendations to Lion’s Board about amendments to such plans and the adoption of any new employee incentive compensation plans;
•reviewing executive compensation disclosure before the company publicly discloses this information; and
•engaging independent counsel and other advisers, as necessary and determining funding of various services provided by advisers retained by the committee.
Nominating and Corporate Governance Committee
Lion’s Nominating and Corporate Governance Committee is composed of Sheila Colleen Bair, Pierre-Olivier Perras and Laurent Albert Roccia, with Sheila Bair serving as chairperson of the committee. The Board of Directors has adopted a written charter describing the mandate of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee’s responsibilities include:
•developing and recommending to Lion’s Board criteria for board and committee membership;
•recommending to Lion’s Board the persons to be nominated for election as directors and to each of the committees of Lion’s Board;
•assessing the independence of directors within the meaning of securities laws and stock exchange rules as applicable;
•considering resignations by directors submitted pursuant to Lion’s majority voting policy, and making recommendations to Lion’s Board as to whether or not to accept such resignations;
•reviewing and making recommendations to the board of directors in respect of Lion’s corporate governance principles;
•providing for new director orientation and continuing education for existing directors on a periodic basis;
•performing an evaluation of the performance of the committee; and
•overseeing the evaluation of Lion’s Board and its committees.

D. Employees
As of December 31, 2021, December 31, 2020 and December 31, 2019, Lion had 985, 452 and 249 employees, respectively, including in each case full-time and part-time employees. The number of employees by function as of the end of the period for the fiscal years ended December 31, 2021, December 31, 2020 and December 31, 2019 was as follows:

	2021	2020	2019
By Function:
Manufacturing	475	217	119
Research and Development	292	125	57
Sales and Marketing	135	71	43
Service	45	16	10
Corporate and Administrative	38	23	20
Total	985	452	249
	2021	2020	2019
By Geography:
Canada	905	412	228
United States	80	40	21
Total	985	452	249

E.Share Ownership
See Item 6.B.—"Executive Compensation"—"Equity Based Compensation" and Item 7—"Major Shareholders and Related Party Transactions".

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders.
Security Ownership
The following table sets forth information relating to the beneficial ownership of our common shares as of March 25, 2022, by:
•    each person or group who is known by the Company to own beneficially more than 5% of Lion Common Shares;
•    each of Lion's directors; and
•    each of Lion's Named Executive Officers.
Beneficial ownership is determined in accordance with SEC rules. The information is not necessarily indicative of beneficial ownership for any other purpose. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power or investment power with respect to such security. In addition, the rules include shares issuable pursuant to the exercise of share options, warrants or other convertible securities that are either immediately exercisable or exercisable on or before May 25, 2022, which is 60 days after March 25, 2022. These shares are deemed to be outstanding and beneficially owned by the person holding those options, warrants or other convertible securities for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares held by that person.
The percentage of voting shares beneficially owned is computed on the basis of 190,002,712 Common Shares outstanding as of December 31, 2021.
The business address for each of Lion's directors and executive officers listed below is 921 chemin de la Rivière-du-Nord, Saint-Jerome (Quebec), Canada, J7Y 5G2.

Name of beneficial owner	Number of Common Shares	Percentage of Common Shares(1)
5% shareholders:
Power Energy(2)	69,572,061	36.6%
9368-2672 Quebec Inc.(3)	26,458,653	13.9%
XPNDCroissance Fund Management Limited Partnership(4)	13,596,888	7.2%
Named Executive Officers and directors:
Marc Bedard(5)	29,257,560	15.2%
Nicolas Brunet(6)	960,458	*
François Duquette	_	_
Nathalie Giroux	_	_
Brian Piern	_	_
Pierre Larochelle	_	_
Sheila Bair(7)	10,332	*
Pierre Wilkie(8)	_	_
Pierre-Olivier Perras	_	_
Michel Ringuet(9)	1,168,557	*
Lorenzo Roccia(10)	100,000	*
All Directors and Executive Officers as a Group	31,496,907	16.6%
*Less than 1%
(1)Figures represent ownership percentage on a partially-diluted basis.
(2)The Common Shares reported herein represent (i) 67,301,166 Common Shares currently held of record by Power Energy Corporation, and (ii) 2,270,895 Common Shares which may be acquired by Power Energy Corporation through the exercise of its options under that certain option agreement, dated November 27, 2020, by and among Power Energy Corporation, on the one hand, and XPND Croissance Fund L.P., 9368-2722 Quebec Inc. and 9231-9979 Quebec Inc., on the other hand. Power Energy Corporation is a wholly-owned subsidiary of Power Sustainable Capital Inc., which in turn is a wholly-owned subsidiary of Power Corporation of Canada, in which a controlling voting interest is held by the Desmarais Family Residuary Trust. The business address of Power Energy and Power Sustainable Capital Inc. is 751 Victoria Square, Montreal (Quebec), Canada, H2Y 2J3.

(3)9368-2672 Quebec Inc. is the record holder of the Common Shares reported herein. Marc Bedard, CEO—Founder of Lion, has control over, directly and indirectly, a majority of the voting shares of 9368-2672. The business address of 9368-2672 Quebec Inc. is 921 chemin de la Rivière-du-Nord, Saint-Jerome (Quebec), Canada, J7Y 5G2.

(4)Based on information obtained from Schedule 13G filed by XPND Fund Management Limited Partnership (“XPNDCroissance”) on February 14, 2022. According to that report, securities reported therein are held by XPNDCroissance, and XPND Fund Management is the general partner of XPNDCroissance. According to that report, Mr. Alexandre Taillefer is a managing partner and Mr. Bécotte is a managing partner of XPND Fund Management and as such, XPND Fund Management, Mr. Taillefer and Mr. Bécotte may be deemed to beneficially own the securities held by

XPNDCroissance. According to that report, the business address of XPNDCroissance is 3 place Ville-Marie, bureau 12350, suite 1-190, Montreal (Quebec), Canada, H3B 0E7.
(5)Marc Bedard does not personally own any Common Shares. The Common Shares reported herein represent (i) 26,458,653 Lion Common Shares currently held by 9368-2672, of which Marc Bedard has control over, directly and indirectly, a majority of the voting shares (see footnote 2 above), and (ii) 2,798,907 Lion Common Shares which may be acquired by Marc Bedard through the exercise of options which are currently exercisable or exercisable within 60 days of March 25, 2022.
(6)Nicolas Brunet does not personally own any Common Shares. The Common Shares reported herein represent 960,458 Common Shares which may be acquired by Nicolas Brunet through the exercise of options which are currently exercisable or exercisable within 60 days of March 25, 2022.
(7)Ms. Bair does not personally own any Common Shares. The Common Shares reported herein represent 10,332 Common Shares which may be acquired by Ms. Bair through the exercise of options which are currently exercisable or exercisable within 60 days of March 25, 2022.
(8)Pierre Wilkie holds a non-controlling interest in 9231-9979 Quebec Inc., who is the holder of Common Shares. Mr. Wilkie has no voting or dispositive power over the Common Shares held by 9231-9979 Quebec Inc. Mr. Wilkie may be deemed to beneficially own securities held by 9231-9979 Quebec Inc. through his indirect economic ownership interest therein. Mr. Wilkie disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
(9)Michel Ringuet does not personally own any Common Shares. The Common Shares reported herein are directly owned by Capital Mimar Inc. Mr. Ringuet has control over, directly and indirectly, a majority of the voting shares of Capital Mimar Inc., which currently holds 1,168,557 Common Shares. The business address of Capital Mimar Inc. is 110 boul. de Montrose Saint-Lambert (Quebec), Canada, J4R 1X3.
(10)Lorenzo Roccia does not personally own any Common Shares. The Common Shares reported herein are directly owned by Transatlantic Mobility Holdings LLC. Mr. Roccia has control over, directly and indirectly, all of the voting shares of the managing member of Transatlantic Mobility Holdings. The business address of Transatlantic Mobility Holdings LLC is 601 13th St. NW., FL 11th, Washington, United States 20005.
Significant Changes in Ownership
Prior to closing of the Business Combination and PIPE Financing, Power Energy and 9368-2672 owned respectively 54.4% and 21.4% of the outstanding Common Shares. As a result of closing of the Business Combination and PIPE Financing on May 6, 2021, the ownership of Common Shares of Power Energy and 9368-2672 was reduced to 38.0% and 14.6% of the outstanding Common Shares, respectively. As of March 25, 2022, Power Energy and 9368-2672 own respectively 36.6% and 13.9% of the outstanding Common Shares.
Voting Rights
Each Common Share entitles its holder to one vote at any meeting of shareholders of Lion, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to provisions of the Business Corporations Act (Quebec) or the specific attributes of such class or series.
U.S. Shareholders.
As of March 25, 2022, Lion had 14 registered shareholders of Common Shares with addresses in the United States holding approximately 40,705,683 Common Shares, representing 21.42% of Lion's outstanding Common Shares. Residents of the United States may beneficially own Common Shares registered in the names of non-residents of the United States, and non-U.S. residents may beneficially own Common Shares registered in the names of U.S. residents.
B. Related Party Transactions
Nomination Rights Agreement
Pursuant to the Nomination Rights Agreement entered into on May 6, 2021 between the Company, Power Energy and 9368-2672, each of Power Energy and 9368-2672 will, for so long as it and its affiliates collectively hold at least 20% of the outstanding Common Shares (on a non-diluted basis), be entitled to designate a number of director nominees equal to the product of (rounding to the nearest whole number) (i) the percentage of the outstanding Common Shares held by it (on a non-diluted basis) multiplied by (ii) the size of Lion’s Board. In addition, 9368-2672 will, for so long as it and its affiliates collectively hold at least 5% of the outstanding Common Shares (on a non-diluted basis), be entitled to designate (i) for so long as Marc Bedard serves as chief executive officer of Lion, one director nominee (in addition to Marc Bedard, who will be appointed to Lion’s Board for so long as he serves as chief executive officer thereof) and (ii) at any other time, Marc Bedard as a director nominee. See Item 10.C – "Material Contracts" for a summary of the Nomination Rights Agreement.
Registration Rights Agreement
Effective as of closing of the Business Combination, Lion entered into a registration rights agreement (the "Registration Rights Agreement") pursuant to which, subject to the terms and conditions contained therein, each of Power Energy, 9368-2672 and the Warrantholder were granted certain rights with respect to the registration or qualification by prospectus in the United States and/or Canada of the sale of the Common Shares held by them. See Item 10.C – "Material Contracts" for a summary of the Registration Rights Agreement.
PIPE Financing
Immediately prior to closing of the Business Combination, Lion completed the financing transactions pursuant to which a number of investors agreed to purchase, and Lion agreed to sell to such investors, an aggregate of 20,040,200 Common Shares for an aggregate purchase price of $200,402,000 (the "PIPE Financing"). In connection with the PIPE Financing, Lion entered into subscription agreement with Power Energy pursuant to which Power Energy purchased, subject to the terms and conditions contained therein, a total of 1,662,500 Common Shares for a total purchase price of $16,625,000. In addition, Lion entered into subscription agreements with certain of Lion’s shareholders, directors and/or officers pursuant to which such subscribers purchased, directly or indirectly, subject to the terms and conditions contained therein, Common Shares at a purchase price of $10.00 per share. Such Common Shares were acquired upon the same terms and conditions as the Common Shares acquired by all other subscribers in the PIPE Financing.
Employment Arrangements
We have entered into employment or service agreements with members of executive management. See Item 6.B—"Directors, Senior Management and Employees"—"Compensation"—"Executive Compensation". We also have a compensation program for our directors. See Item 6.B—"Directors, Senior Management and Employees" — "Compensation" — "Director Compensation".
In addition, certain immediate family members of certain directors and executive officers of Lion are and have been, and may from time to time be, employed by Lion, with the compensation paid to such persons being substantially consistent with compensation provided to other employees performing similar functions.
Indemnity Agreements
From time to time, Lion enters into indemnity agreements with its directors and executive officers, in addition to the indemnification provided for in its By-laws. These indemnity agreements provide Lion’s directors and executive officers with contractual rights to indemnification and, in some cases, expense advancement in any action or proceeding arising out of their services as one of Lion’s directors or executive officers or as a director or executive officer of a subsidiary of Lion.
Management Fees
Management fees of $22,609 were paid to the company of a shareholder who exercised significant influence over Lion for services rendered to Lion during the year ended December 31, 2019. For additional details, refer to the disclosure under "Related Party Transactions" in Item 5.
Interest of Management and Others in Material Transactions
Except as set out above or described elsewhere in this Annual Report, there are no material interests, direct or indirect, of any of Lion's directors or executive officers, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of Lion's outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date in this Annual Report that has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.
Indebtedness of Directors, Executive Officers and Employees
Except as set out above or described elsewhere in this Annual Report, as of the date of this Annual Report, none of Lion's directors, executive officers, employees, former directors, former executive officers or former employees or any of Lion's subsidiaries, and none of their respective associates, is indebted to Lion or any of its subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by the Company or any of its subsidiaries, except, as the case may be, for routine indebtedness as defined under applicable securities legislations.
C. Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Financial Statements and Other Financial Information
See Item 18 —"Financial Statements".
A.7 Legal Proceedings
From time to time, the Company may become involved in legal or regulatory proceedings and claims arising in the ordinary course of business. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. The Company is not currently, nor since the beginning of its most recently completed financial year has been, a party to any material litigation or regulatory proceeding and is not aware of any pending or threatened litigation or regulatory proceeding against it that could, if determined adversely to it, have a material adverse effect on its business, results of operations or financial condition.
A.8    Dividend Policy
Lion does not expect to declare any dividends in the foreseeable future. Lion anticipates reinvesting earnings to finance the growth of its business, and does not anticipate declaring any cash dividends to holders of Common Shares in the foreseeable future. Any future determination to declare any dividends will be made at the discretion of the Board, subject to applicable laws, and will depend on a number of factors, including Lion’s financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that the Board may deem relevant. Currently, the provisions of the credit agreement entered into by Lion on August 11, 2021 (as amended on January 25, 2022) with a syndicate of lenders represented by National Bank of Canada, as administrative agent and collateral agent, and including Bank of Montreal and Desjardins Capital Markets place certain limitations on the amount of cash dividends that Lion can pay.
B. Significant Changes
The Company has not experienced any significant changes since the date of its Annual Financial Statements included in this Annual Report.
ITEM 9. THE OFFER AND LISTING
Not applicable.

ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Articles of Incorporation
On May 6, 2021, in connection with the Business Combination, the Company's articles of incorporation were amended and restated and it has adopted new by-laws (the "By-laws"). The amended and restated articles of incorporation of Lion (the "Articles") and the By-laws were filed as Exhibit 3.1 and Exhibit 3.2, respectively, of Lion's Registration Statement on Form F-1 (File No. 333-256633), which was filed with the SEC on May 28, 2021, and are incorporated by reference herein. The following is a summary of certain provision of the Company's Articles and By-laws as well as certain provisions of the Business Corporations Act (Quebec), and is qualified in its entirety by reference to the provisions of Lion's Articles and By-laws and the Business Corporations Act (Quebec).
Authorized Share Capital
Lion's share capital consists of an unlimited number of common shares and an unlimited number of preferred shares (the "Preferred Shares"), issuable in one or more series.
Common Shares
Voting Rights
Holders of Common Shares are entitled to one vote for each share held at any meeting of the shareholders of Lion, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to provisions of the Business Corporations Act (Quebec) or the specific attributes of such class or series.
Dividends
Subject to the prior rights of the holders of Preferred Shares as to dividends, the holders of Common Shares are entitled to receive dividends as and when declared by Lion’s Board out of the funds that are available for the payment of dividends.
Liquidation
Subject to the prior payment to the holders of Preferred Shares, in the event of Lion’s voluntary or involuntary liquidation, dissolution or winding-up or other distribution of Lion’s property and assets among its shareholders for the purposes of winding up Lion’s affairs, the holders of Common Shares will be entitled to share pro rata in the distribution of the balance of Lion’s remaining property and assets.
Rights and Preferences
The holders of Common Shares do not have preemptive, conversion rights or other subscription rights attaching to the Common Shares. There is no redemption or sinking fund provisions applicable to Common Shares. There is no provision in the Articles requiring the holders of Common Shares to contribute additional capital or permitting or restricting the issuance of additional securities or any other material restrictions. The rights, preferences and privileges of the holders of Common Shares are subject to and may be adversely affected by, the rights of the holders of any series of Preferred Shares that Lion’s Board may designate in the future.
Preferred Shares
Pursuant to the Articles, Lion’s Board is authorized to issue, without shareholder approval, an unlimited number of Preferred Shares, issuable in one or more series, and, subject to the provisions of the Business Corporations Act (Quebec), having such designations, rights, privileges, restrictions and conditions, including dividend and voting rights, as Lion’s Board may determine, and such rights and privileges, including dividend and voting rights, may be superior to those of the Common Shares. Except as otherwise provided by law or in accordance with any voting rights which may from time to time be attached to any series of Preferred Shares, the holder of Preferred Shares as a class is not entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of Lion.
The issuance of Preferred Shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Lion and might adversely affect the market price of the Common Shares and the voting and other rights of the holders of Common Shares.
Certain Provisions of Lion's Articles and the Business Corporations Act (Quebec)
Stated Objects or Purposes
Lion's Articles do not contain stated objects or purposes and do not place any limitations on the business that it may carry on.
Directors
Power to vote on matters in which a director is materially interested. The Business Corporations Act (Quebec) provides that, in the exercise of their functions, directors are duty-bound toward the Company to act with prudence and diligence, honesty and loyalty and in the interest of the Company. A director must disclose the nature and value of any interest he or she has in a contract or transaction to which the Company is a party and requires a director to disclose any contract or transaction to which the Company and any of the following are a party: an associate of the director or officer; a group of which the director or officer is a director or officer; a group in which the director or officer or an associate of the director or officer has an interest.
The Business Corporations Act (Quebec) further provides that no director may vote on a resolution to approve, amend or terminate a contract or transaction described above unless such contract or transaction (a) relates primarily to the remuneration of the director or an associate of the director as a director of the Company or an affiliate of the Company, (b) relates primarily to the remuneration of the director or an associate of the director as an officer, employee or mandatary of the Company or an affiliate of the Company, if the Company is not a reporting issuer, (c) is for indemnity or liability insurance, or (d) is with an affiliate of the Company, and the sole interest of the director is as a director or officer of the affiliate.
Borrowing powers exercisable by the directors.
The Business Corporations Act (Quebec) provides that the board of directors of a corporation may, on behalf of a corporation, (a) borrow money, (b) issue, reissue, sell or hypothecate its debt obligations, (c) enter into a suretyship to secure performance of an obligation of any person; and (d) hypothecate all or any of its property, owned or subsequently acquired, to secure any obligation.
Directors’ power to determine the remuneration of directors.
The Board determines the remuneration of the directors from time to time, by resolution. The quorum at every meeting of the Board has been set to a majority of the directors then in office. In the absence of a quorum, a director has no power to make any decision regarding, among other things, compensation to himself or herself or to any member of the committees of the board.
Neither the Company's Articles or By-laws contain any provision with respect to (i) the retirement or non-retirement of a director under an age limit requirement or (ii) the number of shares, if any, required for the qualification of its directors. Lion's Board of Directors has discretion to prescribe minimum share ownership requirements for directors.
Actions necessary to change the rights of shareholders.
Under the general provisions of the Business Corporations Act (Quebec), (i) our Articles may be amended by the affirmative vote of the holders of two-thirds (2/3) of the votes cast by the shareholders at a special meeting, and (ii) our By-laws may be amended by our Board of Directors and ratified by a majority of the votes cast by the shareholders at the next shareholders meeting. Unless they are rejected by the shareholders at the close of the meeting or not submitted to the shareholders, the amended by-laws are effective as of the date of the resolution of the Board of Directors approving them. However, by-laws amendments relating to procedural matters with respect to shareholders meetings take effect only once they have received shareholders' approval.
Shareholder Meetings
The Company's By-laws and the Business Corporations Act (Quebec) provide that the annual meeting of our shareholders shall be held within fifteen (15) months after the last preceding annual meeting of shareholders. Annual meetings and special meetings of the shareholders of the Company may be held outside of the Province of Quebec, as may be determined by its directors.
The Company's By-laws provide that notice specifying the place, date, time and purpose of any meeting of our shareholders shall be sent to all the shareholders entitled to vote and to each director at least 21 days but not more than 60 days before the meeting. The only persons entitled to be present at a meeting of shareholders are those persons entitled to vote at the meeting, the directors, the auditor, if any and if called upon to attend, and others who, although not entitled to vote, are entitled or required under any provision of the Business Corporations Act (Quebec), the Articles, or the By-laws to be present at the meeting. Any other person may be admitted with the consent of the chair of the meeting or, if any of the persons present who are entitled to vote at the meeting request a vote on such matter, with the consent of such persons.
The Company's By-laws provide that a quorum of shareholders is present at a meeting of shareholders if, at the opening of the meeting, two persons representing at least twenty-five per cent (25%) of the shares that carry the right to vote at the meeting are present in person or represented by proxy.
The chairman of the Board of Director or, in his absence, the vice-chair of the Board of Directors, if any, or in his absence, our president and chief executive officer or any other person that may be named by the Board of Directors shall preside at all meetings of Lion's shareholders.
Advance Notice
The By-laws require that advance notice be given to Lion in circumstances where nominations of persons for election as a director are made by shareholders other than pursuant to a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (Quebec) or a shareholder proposal made pursuant to the provisions of the Business Corporations Act (Quebec).
Among other things, the By-laws of Lion fix a deadline by which shareholders must submit a notice of director nominations to Lion prior to any annual or special meeting of shareholders where directors are to be elected and set forth the information that a shareholder must include in the notice for it to be valid.
The By-laws provide that in the case of an annual meeting of shareholders, notice must be given to Lion no less than 30 nor more than 60 days prior to the date of the annual meeting, provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be given no later than the close of business on the 10th day following such public announcement. In the case of a special meeting of shareholders (which is not also an annual meeting), notice must be given to Lion no later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.
Choice of Forum
The By-laws provide that the courts of the Province of Quebec and the appellate courts therefrom shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of Lion; (ii) any action or proceeding asserting a claim for breach of a fiduciary duty owed to Lion by any of its directors, officers or other employees; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the Business Corporations Act (Quebec) or Lion’s Articles and By-laws (as either may be amended from time to time); or (iv) any action or proceeding asserting a claim otherwise related to the affairs of Lion, provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Lion’s By-laws further provide that unless Lion consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. It is possible that a court of law could rule that the choice of forum provision contained in Lion’s By-laws will be inapplicable or unenforceable if it is challenged in a proceeding or otherwise. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Limitation of Liability and Indemnification
Under the Business Corporations Act (Quebec) and Lion’s By-laws, Lion must indemnify its current or former directors or officers or another individual who acts or acted at its request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with Lion or another entity. The Business Corporations Act (Quebec) also provides that Lion must advance moneys to such individual for costs, charges and expenses incurred in connection with such a proceeding; provided that such individual shall repay such payment if he or she does not fulfill the conditions described below.
Indemnification is prohibited under the Business Corporations Act (Quebec) unless the individual: acted with honesty and loyalty in the Company's interests, or in the interest of the other group for which the individual acted as director or officer or in a similar capacity at the Company's request; and in the case of a proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.
The Business Corporations Act (Quebec) and Lion’s By-laws authorize Lion to purchase and maintain insurance for the benefit of each of its current or former directors or officers and each person who acts or acted at Lion’s request as a director, officer or an individual acting in a similar capacity of Lion, or of any subsidiary of Lion.
Other
Other than as disclosed above, including with respect to certain advance notice requirements included in our By-laws, our Articles and By-laws do not contain any provisions that have an effect of delaying, deferring or preventing a change in control of the Company; require a shareholder to disclose his ownership above a particular threshold; or govern changes in the capital, which, in each case, are more stringent than those required by law. Other than as disclosed in Item 10.D with respect to limitations under the Competition Act and the Investment Canada Act, there is no limitation imposed by law or by the Articles and By-laws on the right to own securities of the Company, or on the right of a non-resident or foreign shareholder to hold or exercise voting rights on the Company’s securities.

C. Material Contracts
The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which the Company are a party, for the two years immediately preceding the date of this Annual Report:
Business Combination Agreement
On November 30, 2020, the Business Combination Agreement was entered into among NGA, Lion and Lion Electric Merger Sub Inc. ("Merger Sub"), a wholly-owned subsidiary of Lion, pursuant to which Merger Sub merged through a statutory merger with and into NGA, with NGA surviving the merger as a wholly-owned subsidiary of the Company. The closing of the transaction contemplated by the Business Combination Agreement was completed on May 6, 2021. The Business Combination Agreement contained customary representations, warranties and covenants of each of NGA and Lion relating to a number of matters, including their ability to enter into the Business Combination Agreement, their respective outstanding capitalization and corporate organization and, with respect to Lion, certain representations and warranties pertaining to matters such as financial statements, absence of certain changes or events, absence of litigation, employee benefit plans, labor and employment matters, real property and title to assets, intellectual property, taxes, environmental matters, material contracts, insurance, and certain business practices. All representations and warranties given by the parties to the Business Combination Agreement expired at the effective time of closing of the Business Combination. The Business Combination Agreement has been filed as Exhibit 2.1 to the Company's Registration Statement on Form F-1 (File No. File No. 333-256633), filed with the SEC on May 28, 2021 and is incorporated by reference herein.
Articles of Lion
See Item 10.B—Articles of Incorporation—Certain Provisions of our Articles and the Business Corporations Act (Quebec).
Registration Rights Agreement
Lion entered into the Registration Rights Agreement on May 6, 2021 pursuant to which, subject to the terms and conditions contained therein, each of PEC, 9368-2672 and the Warrantholder were granted certain rights with respect to the registration or qualification by prospectus in the United States and/or Canada of the sale of the Lion Common Shares held by them.
Pursuant to the Registration Rights Agreement, each of PEC, 9368-2672 and the Warrantholder will, for so long as it and its affiliates collectively hold at least 10% of the outstanding Lion Common Shares on a non-diluted basis and provided such Lion Common Shares are “Registrable Securities” as contemplated by the Registration Rights Agreement, be entitled to certain demand registration rights which will enable them to require Lion to file a registration statement and/or a Canadian prospectus and otherwise assist with underwritten public offerings of Lion Common Shares under the Securities Act and applicable Canadian securities laws, in accordance with the terms and conditions of the Registration Rights Agreement. Each of PEC, 9368-2672 and the Warrantholder are entitled to certain incidental registration rights in connection with demand registrations initiated by the other party to the Registration Rights Agreement, as well as to certain "piggy-back" registration rights in the event that Lion proposes to register securities as part of a public offering.
Lion is entitled to postpone or suspend a registration request for a period of up to 60 days in respect of a given registration request and up to 120 days in the aggregate in respect of multiple registration requests during any 12-month period where such registration request(s) would require it to make any adverse disclosure (as such term is defined in the Registration Rights Agreement). In addition, in connection with an underwritten offering, the number of securities to be registered thereunder may be limited, for marketing reasons, based on the opinion of the managing underwriter or underwriters for such offering.

All costs and expenses associated with any demand registration or “piggy-back” registration will be borne by Lion other than underwriting discounts, commissions and transfer taxes, if any, attributable to the sale of Lion Common Shares by the applicable selling shareholder. Lion will also be required to provide indemnification and contribution for the benefit of PEC, 9368-2672 and the Warrantholder and their respective affiliates and representatives in connection with any demand registration or "piggy-back" registration. A copy of the Registration Rights Agreement is included as Exhibit 4.3 to the Company’s Registration Statement on Form F-1 (File No. 333-256633), filed with the SEC on May 28, 2021, and is incorporated by reference herein.
Nomination Rights Agreement
On May 6, 2021, Lion entered into the Nomination Rights Agreement pursuant to which, subject to the terms and conditions contained therein, each of PEC and 9368-2672 were granted certain rights to nominate members of Lion’s Board (including, in certain cases, members of committees of Lion’s Board) for so long as it holds a requisite percentage of the total voting power of Lion.
Pursuant to the Nomination Rights Agreement, each of PEC and 9368-2672 will, for so long as it and its affiliates collectively hold at least 20% of the outstanding Lion Common Shares (on a non-diluted basis), be entitled to designate a number of director nominees equal to the product of (rounding to the nearest whole number) (i) the percentage of the outstanding Lion Common Shares held by it (on a non-diluted basis) multiplied by (ii) the size of Lion’s Board.
The foregoing rights of PEC and 9368-2672 to so designate director nominees will be submitted for approval of Lion’s shareholders at the first annual meeting of the shareholders of Lion to be held following the fifth anniversary of the date of the Nomination Rights Agreement, and at every fifth annual meeting of the shareholders of Lion shareholders thereafter. Failing approval by the shareholders of Lion, such nomination rights will become void and shall have no further force or effect.
Notwithstanding any shareholder approval of the nomination rights described above, 9368-2672 will, for so long as it and its affiliates collectively hold at least 5% of the outstanding Lion Common Shares (on a non-diluted basis), be entitled to designate (i) for so long as Marc Bedard serves as chief executive officer of Lion, one director nominee (in addition to Marc Bedard, who will be appointed to Lion’s Board for so long as he serves as chief executive officer thereof) and (ii) at any other time, Marc Bedard as a director nominee.
At least one of each of PEC and 9368-2672’s director nominees (other than Marc Bedard), must be an independent director as determined by the Nominating and Corporate Governance Committee, and all director nominees of PEC and 9368-2672 must also receive the favorable recommendation of the Nominating and Corporate Governance Committee, having regard to the characteristics, experience, skill set, independence and diversity desired by Lion’s Board. In the even that any of PEC or 9368-2672’s director nominees are disqualified for failing to satisfy the foregoing criteria, the affected shareholder shall be entitled to designate a replacement director nominee.
The nomination rights contained in the Nomination Rights Agreement provide that PEC and 9368-2672, at the relevant time, will cast all votes to which they are entitled to elect directors designated in accordance with the terms and conditions of the Nomination Rights Agreement.
The Nomination Rights Agreement further provides that for so long as PEC has the right to designate a director nominee, it shall have the right to designate one of its director nominees as the Chairman of Lion’s Board. In the event that such designated director nominee is not an independent director, the remaining directors will select a lead independent director from amongst the independent directors of Lion’s Board.
Each of PEC and 9368-2672 also has the right under the Nomination Rights Agreement to appoint one member of each committee of Lion’s Board, except that neither Marc Bedard or 9368-2672 has the right to appoint any director to the Human Resources and Compensation Committee, the composition of which shall be determined by the Board of Directors in its sole discretion.

The foregoing description of the Nomination Rights Agreement is qualified in its entirety by reference to the full text of the Nomination Rights Agreement, a copy of which was filed as Exhibit 10.14 to the Company’s Registration Statement on Form F-1 (File No. 333-256633), filed with the SEC on May 28, 2021, and is incorporated by reference herein.
NGA Warrant and NGA Warrant Assignment Agreement
Upon completion of the Business Combination, each outstanding warrant to purchase shares of NGA’s common stock was converted into a warrant ("Warrant") to acquire one Common Share at a price of $11.50 per share. Pursuant to a warrant assignment agreement dated May 6, 2021 (the "Warrant Assignment Agreement"), on the Effective Date, NGA assigned to Lion all of NGA’s rights, interests and obligations in and under that certain warrant agreement dated August 7, 2020 (the "Warrant Agreement") by and between NGA and Continental Stock Transfer & Trust Company, and for Lion accepted such assignment and assumed all of NGA’s obligations thereunder. See section entitled “Components of Results of Operations-Change in Fair Value of Share Warrant Obligation” under Item 5, which includes a summary of certain terms of the Warrant Agreement and Warrant Assignment Agreement, which summary is qualified in its entirety by reference to the full text of the Warrant Agreement and Warrant Assignment Agreement. The Warrant Agreement and Warrant Assignment Agreement, copies of which were filed as Exhibit 4.1 and Exhibit 4.2, respectively, to the Company’s Registration Statement on Form F-1 (File No. 333-256633), filed with the SEC on May 28, 2021, are incorporated by reference herein.
Form of Subscription Agreement
In connection with the execution of the Business Combination Agreement, on November 30, 2020, the Company and NGA entered into separate subscription agreements with a number of investors pursuant to which the subscribers agreed to purchase, and the Company agreed to sell to the subscribers, an aggregate of 20,000,000 Common Shares, for a purchase price of $10.00 per share and an aggregate purchase price of $200,000,000, in the PIPE Financing. The PIPE Financing closed on May 6, 2021 immediately prior to the closing of Business Combination. Pursuant to the subscription agreements entered into in connection with the PIPE Financing, Lion filed on May 28, 2021 with the SEC a registration statement registering the resale of the shares issued under the PIPE Financing. A copy of the form of subscription agreement was filed as Exhibit 10.2 to the NGA Current Report on Form 8-K filed on November 30, 2020, and is incorporated by reference herein.
Indemnity Agreements
From time to time, Lion enters into indemnity agreements with its directors and executive officers, in addition to the indemnification provided for in its By-laws. These indemnity agreements provide Lion’s directors and executive officers with contractual rights to indemnification and, in some cases, expense advancement in any action or proceeding arising out of their services as one of Lion’s directors or executive officers or as a director or executive officer of a subsidiary of Lion. A copy of the Form of indemnification agreement generally entered into by Lion with its directors and executive officers was filed as Exhibit 10.4 to the Form F-4/A of the Company filed on March 11, 2021 (file no. 333-251847) and is incorporated by reference herein.
Purchase Agreement with Romeo Systems, Inc.
On November 17, 2020, Lion entered into a multi-year supply contract with Romeo Systems, Inc. (“Romeo”), a designer and manufacturer of lithium-ion battery modules and packs for commercial EVs. This five-year agreement, which began in 2021, allows Lion to offer Romeo’s battery modules and packs as an alternative energy storage solution across Lion’s fleet of class 6 to 8 commercial urban trucks and buses. Romeo’s already established battery solutions provide an opportunity for Lion to reduce time to market and benefit from favorable pricing. This description of the supply agreement with Romeo is qualified in its entirety by reference to the full text of the supply agreement, which was filed as Exhibit

10.10 to the Company’s Registration Statement on Form F-1 (File No. File No. 333-256633), filed with the SEC on May 28, 2021, and which copy is incorporated by reference herein.
Contractual Arrangements with Affiliates of Amazon.com, Inc.
Lion entered into a master purchase agreement effective June 29, 2020 and a work order effective July 6, 2020 (collectively, the "MPA") with Amazon Logistics, Inc. (the “Specified Customer”) that provides for the purchase of up to 2,500 Lion6 and Lion8 all-electric trucks, at the discretion of the Specified Customer. Under the MPA, Lion is required to, subject to the terms and conditions set out therein, among other things, reserve the necessary manufacturing capacity to meet forecasted volumes and delivery schedules agreed upon with the Specified Customer in accordance with the terms of the MPA. Pursuant to the MPA, Lion will be required to reserve manufacturing capacity in respect of forecasted volumes representing up to 500 trucks per year from 2021 to 2025 and the greater of 500 trucks per year or 10% of Lion’s manufacturing capacity from 2026 to 2030. In addition, Lion is required to provide ongoing maintenance and training assistance to the Specified Customer under the terms of the MPA. Other than vehicles that are subject to an existing purchase order, the Specified Customer is not required to purchase any specified minimum quantity of vehicles from Lion under the MPA. The MPA will remain in force until December 31, 2025, unless terminated earlier in accordance with its terms. Thereafter, the MPA will be automatically renewed on a month-to-month basis until either party terminates the MPA in accordance with its terms. The Specified Customer may terminate the MPA at any time without cause by providing at least six months’ prior written notice to Lion or upon the occurrence of certain events, including a material breach by Lion of the MPA, certain insolvency events and upon a change of control of Lion (as defined in the Specified Customer Warrant). Under the MPA, except in specific circumstances, the Specified Customer may not cancel any previously submitted and accepted purchase order within three (3) months of a scheduled delivery date, and any cancellation occurring during the period from the date that is six (6) months and the date that is three (3) months prior to a scheduled delivery date triggers the payment of a cancellation fee. Any submitted and accepted purchase order may be cancelled by the Specified Customer without penalty prior to the date that is six (6) months prior to a scheduled delivery date. This description of the MPA is a summary of the material features of the MPA. This summary is qualified in its entirety by reference to the MPA, which was filed as Exhibit 10.12 to the Registration Statement on Form F-1 (File No. File No. 333-256633), filed with the SEC on May 28, 2021, and is incorporated by reference herein.
Common Equity Warrant
In connection with entering into the MPA, Lion issued on July 1, 2020 a warrant to purchase Lion Common Shares (the "Specified Customer Warrant") to Amazon.com NV Investment Holdings LLC (the "Warrantholder") which vests, subject to the terms and conditions contained therein, based on the aggregate amount of spending by the Specified Customer and its affiliates on Lion products or services. At the election of the Warrantholder, any vested portion of the Specified Customer Warrant can be exercised either on a cash basis by the payment of the applicable exercise price or on a net issuance basis based on the in-the-money value of the Specified Customer Warrant. The exercise price of the Specified Customer Warrant corresponds to $5.66 per Lion Common Share and the Specified Customer Warrant will be, if and when fully vested, exercisable for 35,350,003 Lion Common Shares upon an exercise on a cash basis. Full vesting of the Specified Customer Warrant requires spending of at least $1.1 billion on Lion products or services over the term of the Specified Customer Warrant, subject to accelerated vesting upon the occurrence of certain events, including a change of control of Lion (as such term is defined in the Specified Customer Warrant) or a termination of the MPA by the Specified Customer for cause. Pursuant to the Specified Customer Warrant, if Lion or its shareholders propose to initiate a process to explore, or to accept any offer or enter into negotiations with respect to, a change of control of Lion (as defined in the Specified Customer Warrant), Lion must provide written notice thereof to the Warrantholder prior to entering into any definitive agreement or binding letter of intent with respect to any such proposed transaction, and the Warrantholder has the right to enter into non-exclusive, good faith negotiations with Lion and its shareholders in respect of any such proposed transaction.

As of March 25, 2022, (i) the vested portion of the Specified Customer Warrant is exercisable for a number of Lion Common Shares that represents approximately 2.3% of all Lion Common Shares issued and outstanding on a partially-diluted basis, and (ii) the Specified Customer Warrant would, if fully vested, represent approximately 15.6% of all Lion Common Shares issued and outstanding on a partially-diluted basis. The Specified Customer Warrant has a term of 8 years and the Warrantholder has customary registration and information rights.
This description of the Specified Customer Warrant is a summary of the material features of the Specified Customer Warrant. This summary is qualified in its entirety by reference to the Specified Customer Warrant, which was filed as Exhibit 10.9 to the Registration Statement on Form F-1 (File No. 333-256633), filed with the SEC on May 28, 2021, and is incorporated by reference herein.
D. Exchange Controls
There is no limitation imposed by Canadian law or by the Company's articles on the right of a non-Canadian resident to hold or vote Lion Common Shares, other than discussed below.
Competition Act
Limitations on the ability to acquire and hold Lion Common Shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition (Commissioner), to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to one year after the acquisition has been substantially completed, to challenge this type of acquisition by seeking a remedial order, including an order to prohibit the acquisition or require divestitures, from the Canadian Competition Tribunal, which may be granted where the Competition Tribunal finds that the acquisition substantially prevents or lessens, or is likely to substantially prevent or lessen, competition.
This legislation also requires any person or persons who intend to acquire more than 20% of the Company's voting shares or, if such person or persons already own more than 20% of the Company's voting shares prior to the acquisition, more than 50% of the Company's voting shares, to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded. Where a notification is required, unless an exemption is available, the legislation prohibits completion of the acquisition until the expiration of the applicable statutory waiting period, unless the Commissioner either waives or terminates such waiting period or issues an advance ruling certificate. The Commissioner’s review of a notifiable transaction for substantive competition law considerations may take longer than the statutory waiting period.
Investment Canada Act
The Investment Canada Act requires each “non Canadian” (as defined in the Investment Canada Act) who acquires “control” of an existing “Canadian business”, to file a notification in prescribed form with the responsible federal government department(s) not later than 30 days after closing, provided the acquisition of control is not a reviewable transaction under the Investment Canada Act. Subject to certain exemptions, a transaction that is reviewable under the Investment Canada Act may not be implemented until an application for review has been filed and the responsible Minister of the federal cabinet has determined that the investment is likely to be of “net benefit to Canada” taking into account certain factors set out in the Investment Canada Act. Under the Investment Canada Act, an investment in Lion Common Shares by a non-Canadian that is ultimately controlled in a country that has a free trade agreement with Canada, including a United States investor, would be reviewable only if it were an investment to acquire control of us pursuant to the Investment Canada Act and Lion's enterprise value (as determined pursuant to the Investment Canada Act and its regulations) was equal to or greater than the amount specified, which is currently C$1.711 billion. For other investors who are not state-owned enterprises and who are ultimately controlled by World Trade Organization members, the threshold is currently C$1.141 billion for 2022.

The Company is not aware of any governmental laws, decrees, regulations or other legislation in Canada that restrict the export or import of capital, including the availability of cash and cash equivalents for use by Lion's affiliated companies, or that affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities. Any remittances of dividends to residents of the United States and to other non-resident holders are, however, subject to withholding tax. See Item 10.E. - "Taxation".
E.Taxation
United States Federal Income Tax Considerations
The following is a summary of material U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of Lion’s common shares by a U.S. Holder (as defined below).
This summary is based on provisions of the Code, and regulations, rulings and judicial interpretations thereof, in force as of the date hereof, and the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital dated August 16, 1984 (as amended by any subsequent protocols) (the “Treaty”). Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.
This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of common shares . In particular, this summary is directed only to U.S. Holders that hold common shares as capital assets and does not address particular tax consequences that may be applicable to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax-exempt entities, regulated investment companies, entities or arrangements that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of Lion’s stock by vote or value, persons holding common shares as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of common shares.
For purposes of this summary, a “U.S. Holder” is a beneficial owner of common shares that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such common shares and that is fully eligible for benefits under the Treaty.
U.S. Holders should consult their own tax advisors about the consequences of the acquisition, ownership, and disposition of the common shares, including the relevance to their particular situations of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.
Tax Residence of Lion for U.S. Federal Income Tax Purposes
A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, Lion, which is organized under the laws of the Province of Québec (Canada), would be treated as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule, under which a non-U.S. organized entity might, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and guidance regarding their application is unclear and incomplete.
As relevant to the Business Combination, under Section 7874 of the Code, an entity that is treated as a corporation for U.S. federal income tax purposes and organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, as a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (i) the non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding shares of the U.S. corporation), (ii) the non-U.S. corporation’s “expanded affiliated group” does not have “substantial business activities” in the non-U.S. corporation’s country of organization or incorporation (and tax residence) relative to the expanded affiliated group’s worldwide activities (the “Substantial Business Activities Exception”), and (iii) after the acquisition, the former stockholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares) as determined for purposes of Section 7874 of the Code (the “Ownership Test”).
Additionally, Lion and its shareholders may be exposed to other adverse tax consequences (including the denial of the preferential rate that applies to “qualified dividends” discussed under “Taxation of Dividends”, below) if it is determined that conditions described (i) and (ii) of the preceding paragraph are met and the Ownership Test applicable to Lion as a result of the Business Combination is less than 80% but at least 60% (the “60% Inversion Rules”).
Pursuant to the Business Combination, Lion acquired all of the outstanding NGA common stock. As a result, the determination of whether Lion will be treated as a U.S. corporation for U.S. federal income tax purposes depends on whether Lion satisfies the Ownership Test and, if it does, whether it satisfies the Substantial Business Activities Exception. Based upon the terms of the Business Combination, the rules for determining share ownership under Section 7874 of the Code and the Treasury regulations promulgated thereunder, and certain factual assumptions, Lion currently believes that former holders of NGA common stock held less than 60% (by both vote and value) of the Lion common shares by reason of holding NGA common stock as determined for purposes of Section 7874 of the Code. In addition, Lion believes it might satisfy the Substantial Business Activities Exception. Accordingly, Lion does not believe it is treated as a U.S. corporation for U.S. federal income tax purposes or subject to the 60% Inversion Rules, and Lion intends to take this position on its tax returns. The rules for determining ownership under Section 7874 of the Code are complex, unclear, and the subject of ongoing regulatory change. Thus, Lion’s intended reporting positions described herein are not free from doubt.
Lion has not sought and will not seek any rulings from the IRS as to such tax treatment. Lion has not and will not obtain an opinion regarding its treatment as a U.S. corporation under Section 7874 of the Code or the application of the 60% Inversion Rules to it, and there can be no assurance that such an opinion could be obtained or, if obtained, would be provided at the desired level of certainty in the future. Moreover, regardless of whether Lion could obtain such an opinion, there can be no assurance that tax advisors or the IRS would not take a contrary position to those described above or that such a contrary position would not be sustained by a court.
If Lion were to be treated as a U.S. corporation for U.S. federal income tax purposes, this could result in a number of negative tax consequences for Lion and its shareholders. For example, Lion would be subject to U.S. federal income tax on its worldwide income and, as a result, could be subject to substantial liabilities for additional U.S. income taxes. Moreover, the gross amount of any dividend payments to Lion’s non-U.S. Holders could be subject to 30% U.S. withholding tax (depending on the application of any income tax treaty that might apply to reduce the withholding tax).

Consistent with Lion’s intended reporting position, the remainder of this discussion assumes that Lion is not treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code and is not subject to the 60% Inversion Rules. However, Lion is not representing that (i) it will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code or (ii) it will not be subject to the 60% Inversion Rules.
Taxation of Dividends
Subject to the discussion below under “Passive Foreign Investment Company Status,” the gross amount of any distribution of cash or property with respect to common shares (including any amount withheld in respect of Canadian taxes) that is paid out of Lion’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in a U.S. Holder’s taxable income as ordinary dividend income on the day on which the U.S. Holder receives the dividend and will not be eligible for the dividends-received deduction allowed to corporations under the Code.
Lion does not expect to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.
For a U.S. Holder, dividends paid in a currency other than U.S. dollars generally will be includible in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the U.S. Holder receives the dividends. Any gain or loss on a subsequent sale, conversion or other disposition of such non-U.S. currency by such U.S. Holder generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States.
Subject to certain exceptions for short-term positions, the U.S. dollar amount of dividends received by an individual with respect to the shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the common shares will be treated as qualified dividends if:
•the common shares are readily tradable on an established securities market in the United States or Lion is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and

•Lion was not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”).
The common shares are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Treaty meets the requirements for reduced rates of taxation, and Lion believes it is eligible for the benefits of the Treaty. Based on Lion’s financial statements and relevant market and shareholder data, Lion believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2021 taxable year. In addition, based on Lion’s financial statements and Lion’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, it does not anticipate becoming a PFIC for its 2022 taxable year or in the reasonably foreseeable future. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.
Dividend distributions with respect to Lion’s common shares generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. Subject to the limitations and conditions provided in the Code and the applicable U.S. Treasury Regulations, a U.S. Holder may be able to claim a foreign tax credit against its

U.S. federal income tax liability in respect of any Canadian income taxes withheld at the appropriate rate applicable to the U.S. Holder from a dividend paid to such U.S. Holder. Alternatively, the U.S. Holder may deduct such Canadian income taxes from its U.S. federal taxable income, provided that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
U.S. Holders that receive distributions of additional shares or rights to subscribe for shares as part of a pro rata distribution to all shareholders generally will not be subject to U.S. federal income tax in respect of the distributions, unless a holder has the right to receive cash or property, in which case the U.S. Holder may be treated as if it received cash equal to the fair market value of the distribution.
Taxation of Dispositions of Shares
Subject to the discussion below under “—Passive Foreign Investment Company Status,” upon a sale, exchange or other taxable disposition of the shares, U.S. Holders will realize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the shares, as determined in U.S. dollars as discussed below. Such gain or loss will be capital gain or loss, and will generally be long-term capital gain or loss if the shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.
Gain, if any, realized by a U.S. Holder on the sale or other disposition of the shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Canadian tax is imposed on the sale or disposition of the shares, a U.S. Holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Canadian taxes. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the shares.
Passive Foreign Investment Company Status
Special U.S. tax rules apply to companies that are considered to be passive foreign investment companies (“PFICs”). Lion will be classified as a PFIC in a particular taxable year if either
•75 percent or more of its gross income for the taxable year is passive income; or
•the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50 percent.
Based on Lion’s financial statements and Lion’s expectations about the nature and amount of its income, assets and activities and the market value of its equity, Lion does not believe that it was a PFIC in 2021, and it does not expect to become a PFIC in 2022 or the reasonably foreseeable future. However, the PFIC tests must be applied each year, and it is possible that Lion may become a PFIC in a future year. In the event that, contrary to Lion’s expectations, it is classified as a PFIC in any taxable year in which a U.S. Holder held common shares, such U.S. Holders generally would be subject to adverse tax consequences, including additional taxes on certain distributions and any gain realized from the sale or other taxable disposition of the common shares regardless of whether Lion continued to be a PFIC in any subsequent year, unless such U.S. Holders mark their common shares to market for tax purposes on an annual basis. U.S. Holders are encouraged to consult with their tax advisor as to Lion’s status as a PFIC and the tax consequences to them of such status.
Foreign Financial Asset Reporting.

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year, or $75,000 at any time during the taxable year, are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.
Backup Withholding and Information Reporting
Dividends paid on, and proceeds from the sale or other disposition of, the shares to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service in a timely manner.
A holder that is not a U.S. Holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.
Canadian Tax Implications for Non-Canadian Holders
The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to the holding and disposition of Common Shares or Warrants by a beneficial owner. This summary only applies to such a holder who, for the purposes of the Tax Act and at all relevant times: (1) is not, and is not deemed to be, resident in Canada for purposes of any applicable income tax treaty or convention; (2) deals at arm’s length with the Company; (3) is not affiliated with the Company; (4) does not use or hold, and is not deemed to use or hold, Common Shares or Warrants in a business carried on in Canada; (5) has not entered into, with respect to the Common Shares or Warrants, a “derivative forward agreement” as that term is defined in the Tax Act and (6) holds the Common Shares or Warrants as capital property (a “Non-Canadian Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Canadian Holder that is an a “authorized foreign bank” for purposes of the Tax Act or an insurer carrying on an insurance business in Canada and elsewhere. Such Non-Canadian Holder should consult their own tax advisors.
This summary is based on the current provisions of the Tax Act, and an understanding of the current administrative policies of the Canada Revenue Agency (“CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Canada-United States Tax Convention (1980), as amended (the “Canada-U.S. Tax Treaty”) publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.
This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, you should consult your own tax advisor with respect to your particular circumstances. Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act.
The amount of any dividends required to be included in the income of, and capital gains or capital losses realized by, a Non-Canadian Holder may be affected by fluctuations in the Canadian exchange rate.
Dividends
Dividends paid or credited on the Common Shares or deemed to be paid or credited on the Common Shares to a Non-Canadian Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Canadian Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Canadian Holder is resident. For example, under the Canada-U.S. Tax Treaty, where dividends on the Common Shares are considered to be paid to or derived by a Non-Canadian Holder that is a beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to benefits of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15%. A disposition of Common Shares to the Company may in certain circumstances result in a deemed dividend.
Dispositions of Common Shares and Warrants
A Non-Canadian Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of a common share or a Warrant, unless, at the time of disposition, the Common Shares or Warrants are “taxable Canadian property” to the Non-Canadian Holder for purposes of the Tax Act and the Non-Canadian Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Canadian Holder is resident.
Generally, the Common Shares or Warrants (as applicable) will not constitute “taxable Canadian property” to a Non-Canadian Holder at a particular time provided that the Common Shares are listed at that time on a “designated stock exchange” (as defined in the Tax Act), which includes the NYSE and the TSX, unless at any particular time during the 60-month period that ends at that time (i) one or any combination of (a) the Non- Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length, and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class or series of the Company's capital stock, and (ii) more than 50% of the fair market value of the Common Shares was derived, directly or indirectly, from one or any combination of : (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act) and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares and could be deemed to be “taxable Canadian property.” Non-Canadian Holders whose Common Shares or Warrants may constitute “taxable Canadian property” should consult their own tax advisors.
THE ABOVE DISCUSSION DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO YOU OF AN INVESTMENT IN THE COMMON SHARES OR WARRANTS.

F. Dividends and Payment Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
You may request a copy of this Annual Report and the related exhibits, and any other report, at no cost, by writing to the Company at ir@thelionelectric.com. Copies of the Company's financial statements and other continuous disclosure documents required under certain Canadian securities laws are available for viewing on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com. All of the documents referred to are available in English.
The Company is subject to the informational requirements of the Exchange Act and is required to file reports and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.
The Company also makes available on its website’s investor relations page, free of charge, its Annual Report and the text of Lion's reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The information contained on the Company's website is not incorporated by reference in this Annual Report.
I. Subsidiary Information
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See "Section 24—Financial Instrument Risk and Capital Management" of the Company's Annual Financial Statements.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
D. Material Modifications to the Rights of Security Holders
None.

E. USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Founder and Executive Vice-President and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2021, the end of the periods covered by this Annual Report. Based on this evaluation, the Company's Chief Executive Officer and Founder and Executive Vice-President and Chief Financial Officer have concluded that as of December 31, 2021, the end of the periods covered by this report, the Company's disclosure controls and procedures were effective.
This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. The Company is not obligated to include a report of management’s assessment on its internal control over financial reporting until its annual report for the year ended December 31, 2022.
There have been no changes in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Lion’s Audit Committee is composed of Michel Ringuet, Sheila Colleen Bair and Pierre Wilkie, with Michel Ringuet serving as chairperson of the committee. Lion’s Board has determined that all such directors meet the independence requirements under the NYSE Listing Rules, NI 52-110 and under Rule 10A-3 of the Exchange Act. Lion’s Board has determined that Sheila C. Bair is an “audit committee financial expert” within the meaning of the SEC’s regulations and applicable NYSE Listing Rules. Lion complies with NI 52-110 by relying on the exemptions for U.S. listed issuers thereunder.
ITEM 16B. CODE OF ETHICS
The Company's board of directors has adopted a code of business conduct and ethics (the "Code of Ethics") applicable to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. This code is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC. Lion's Code of Ethics is available on the Company's website at ir.thelionelectric.com and on SEDAR at www.sedar.com. Information contained on, or that can be accessed through, the Company's website is not incorporated by reference into this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Principal Accountant Fees and Services
The following table summarizes the fees charged by Raymond Chabot Grant Thornton (Montreal, Quebec, Canada) for certain services rendered to the Company during fiscal 2021 and fiscal 2020.

	For the year ended
CAD $ millions	December 31, 2021	December 31, 2020
Audit fees(1)	664,050	381,270
Audit-related fees(2)	30,575	221,137
Tax fees(3)	73,010	86,500
All other fees(4)	37,500	-
Total	805,135	688,907
(1)“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by Raymond Chabot Grant Thornton LLP for the audit of our annual financial statements and review of Lion's interim financial statements.
(2)“Audit-related fees” includes assurance and related services reasonably related to the financial statement audit and not included in audit services.
(3)“Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered for tax compliance and tax advice.
(4)“All other fees” includes the aggregate fees billed in each of the fiscal years for non-audit services rendered which were not listed above.
Audit Committee Pre-Approval Policies and Procedures
Lion's Audit Committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit. All of the services related to the Company provided by Raymond Chabot Grant Thornton LLP listed above have been pre-approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
The NYSE Listing Rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as Lion, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE. The application of such exceptions requires that Lion discloses any significant ways in which its corporate governance practices differ from the NYSE Listing Rules that it does not follow. From time to time, Lion intends to follow Canadian corporate governance practices, including with respect to certain independence criteria as well as the composition of board committees. As of the date hereof, Lion follows Canadian corporate governance practices in respect of the requirement under the NYSE Listing Rules that a compensation committee be comprised solely of independent directors, and the requirement under the NYSE Listing Rules that director nominees be selected or recommended for selection by a nominations committee comprised solely of independent directors.
If at any time Lion ceases to be a foreign private issuer, Lion will take all action necessary to comply with the SEC and NYSE rules, including by having compensation and nominating committees that are comprised solely of independent directors, subject to a permitted “phase-in” period.
The NYSE Listing Rules generally require that a listed company’s By-laws provide for a quorum for any meeting of the holders of the company’s voting shares that is sufficiently high to ensure a representative vote. Pursuant to the NYSE Listing Rules, Lion, as a foreign private issuer, has elected to comply with practices that are permitted under Canadian securities laws in lieu of the provisions of NYSE. Lion’s By-laws provide that a quorum of shareholders shall be at least two holders present in person or represented by proxy who, together, hold not less than 25% of the votes attaching to Lion’s outstanding shares entitled to be voted at the meeting. Lion may in the future decide to use other foreign private issuer exemptions with respect to some of the other NYSE Listing Rules. Following Lion’s home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE Listing Rules applicable to U.S. domestic issuers.

ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III
ITEM 17. FINANCIAL STATEMENTS.
See Item 18. — "Financial Statements".
ITEM 18. FINANCIAL STATEMENTS.
The Company's Annual Financial Statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS
INDEX

1.1	Articles of Lion, dated May 6, 2021 (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 filed with the SEC on May 28, 2021 (file no. 333-256633)).
1.2	By-laws of Lion (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-1 filed with the SEC on May 28, 2021 (file no. 333-256633)).
2.1	Description of Securities Registered
2.2	Specimen Certificate Evidencing Lion Common Shares
2.3	Specimen Certificate Evidencing Lion Warrants
2.4	Registration Rights Agreement (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-1 filed with the SEC on May 28, 2021 (file no. 333-256633)).
4.1
Business Combination Agreement and Plan of Reorganization dated as of November 30, 2020 by and among Lion, Merger Sub, and NGA (incorporated by reference to Exhibit 2.1 to the Form F-4 filed with the SEC on December 31, 2020 (file no. 333-251847)).

4.2	Nomination Rights Agreement (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 filed with the SEC on May 28, 2021 (file no. 333-256633)).
4.3
Warrant Agreement between NGA and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of to the Registration Statement on Form F-1 filed with the SEC on May 28, 2021 (file no. 333-256633)).

4.4	NGA Warrant Assignment Agreement (incorporated by reference to Exhibit 4.2 of to the Registration Statement on Form F-1 filed with the SEC on May 28, 2021 (file no. 333-256633)).
4.5	Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 to the NGA Current Report on Form 8-K filed on November 30, 2020).
4.6	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.4 to the Form F-4/A filed on March 11, 2021 (file no. 333-251847)).
4.7	Purchase Agreement between Lion and Romeo Systems, Inc. (incorporated by reference to Exhibit 4.2 to the Form F-4/A filed on February 10, 2021 (file no. 333-251847)).
4.8
Master Purchase Agreement, dated as of June 29, 2020, between Amazon Logistics, Inc. and Lion (incorporated by reference to Exhibit 10.12 to the Form F-4/A filed on March 11, 2021 (file no. 333-251847)).

4.9	Common Equity Warrant of Lion issued to Amazon.com NV Investment Holdings LLC (incorporated by reference to Exhibit 4.2 to the Form F-4 filed on December 31, 2020 (file no. 333-251847)).
8.1	List of Subsidiaries of the Company.
11.1	Code of Ethics of the Company.
12.1	Certification of Chief Executive Officer.
12.2	Certification of Chief Financial Officer.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Raymond Chabot Grant Thornton LLP
101	XBRL Instance Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

The Lion Electric Company

By:	(Signed)
Name:	Marc Bedard
Title:	CEO–Founder
Date: March 29, 2022

The Lion Electric Company
Consolidated Financial Statements
December 31, 2021, 2020 and 2019

Report of Independent Registered
Public Accounting Firm

To the Shareholders and Directors of
The Lion Electric Company

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements of financial position of The Lion Electric Company (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows, for each of the three years in the period ended December 31, 2021 and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021 and 2020, and the results of its consolidated operations and its consolidated cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2014.

/s/ Raymond Chabot Grant Thornton LLP

Montréal, Canada
February 24, 2022

The Lion Electric Company
Consolidated Statements of Financial Position
As at December 31, 2021 and December 31, 2020
(In US dollars)

	Notes	December 31, 2021	December 31, 2020
		$	$
ASSETS
Current
Cash		241,702,030	—
Accounts receivable	5	37,899,085	18,505,072
Inventories	6	115,978,979	38,073,303
Prepaid expenses		5,440,461	1,078,148
Current assets		401,020,555	57,656,523
Non-current
Property, plant and equipment	7	32,668,158	5,446,807
Right-of-use assets	8	60,902,362	7,498,724
Intangible assets	9	81,899,830	42,090,843
Contract asset	13	14,113,415	14,327,709
Non-current assets		189,583,765	69,364,083
Total assets		590,604,320	127,020,606

LIABILITIES
Current
Bank indebtedness		—	91,076
Trade and other payables	12	40,409,565	12,404,614
Current portion of share-based compensation liability	15	—	35,573,558
Current portion of long-term debt and other debts	11	13,015,584	55,342,183
Current portion of lease liabilities	8	7,728,923	1,814,635
Current liabilities		61,154,072	105,226,066
Non-current
Share-based compensation liability	15	—	35,126,025
Long-term debt and other debts	11	62,086	118,539
Convertible debt instruments	16	—	18,866,890
Lease liabilities	8	54,480,394	5,904,473
Share warrant obligations	13	106,225,934	31,549,033
Common shares, retractable	4, 22	—	25,855,509
Non-current liabilities		160,768,414	117,420,469
Total liabilities		221,922,486	222,646,535
SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital		418,709,160	32,562,541
Conversion options on convertible debt instruments, net of tax	16	—	1,472,520
Contributed surplus		122,637,796	—
Deficit		(169,755,726)	(126,430,406)
Cumulative translation adjustment		(2,909,396)	(3,230,584)
Total shareholders' equity (deficiency)		368,681,834	(95,625,929)
Total shareholders' equity (deficiency) and liabilities		590,604,320	127,020,606

The accompanying notes are an integral part of the consolidated financial statements.

The Lion Electric Company
Consolidated Statements of Loss and Comprehensive loss
For the years ended December 31, 2021, 2020 and 2019
(In US dollars)

	Notes	December 31, 2021	December 31, 2020	December 31, 2019
		$	$	$
Revenue	23	57,710,204	23,422,623	30,862,476
Cost of sales		57,664,749	20,277,309	20,777,779
Gross profit		45,455	3,145,314	10,084,697

Administrative expenses	14,15	78,422,622	59,941,972	2,936,013
Selling expenses	14,15	27,719,888	15,721,328	5,892,146
Transaction costs	4	13,654,851	—	—
Other		—	—	132,732
Operating income (loss)		(119,751,906)	(72,517,986)	1,123,806

Finance costs	17	8,332,477	8,667,405	4,112,475
Foreign exchange loss (gain)		1,036,840	(681,194)	78,663
Change in fair value of share warrant obligations	13	(85,795,903)	16,847,470	—
Loss before income taxes		(43,325,320)	(97,351,667)	(3,067,332)
Income taxes	18	—	—	4,000
Net loss		(43,325,320)	(97,351,667)	(3,071,332)
Other comprehensive income (loss)
Item that will be subsequently reclassified to net loss
Foreign currency translation adjustment		321,188	(4,630,873)	234,375
Comprehensive loss		(43,004,132)	(101,982,540)	(2,836,957)

Loss per share
Basic loss per share	19	(0.27)	(0.88)	(0.03)
Diluted loss per share	19	(0.27)	(0.88)	(0.03)

The accompanying notes are an integral part of the consolidated financial statements.

The Lion Electric Company
Consolidated Statements of Changes in Equity
For the years ended December 31, 2021, 2020, and 2019
(In US dollars, except for number of shares)

	Notes	Number of shares	Share capital	Contributed surplus	Conversion options	Deficit	Cumulative translation adjustment	Total equity (deficiency)
			$	$	$	$	$	$
Balance at January 1, 2021		110,551,314	32,562,541	—	1,472,520	(126,430,406)	(3,230,584)	(95,625,929)
Transfer from share-based compensation liability	15	—	—	130,276,188	—	—	—	130,276,188
Transfer of retractable common shares from liability	4, 22	17,994,857	29,072,804	—	—	—	—	29,072,804
Share-based compensation	15	—	—	14,930,617	—	—	—	14,930,617
Shares issued pursuant to exercise of stock options and warrants	15, 13	1,505,110	23,693,949	(22,569,009)	—	—	—	1,124,940
Issuance of shares through private placement	4	20,040,200	196,255,491	—	—	—	—	196,255,491
Redemption of conversion option on convertible debt instruments	4, 16	—	—	—	(1,472,520)	—	—	(1,472,520)
Issuance of shares upon business combination transaction	4	39,911,231	137,124,375	—	—	—	—	137,124,375
Net loss		—	—	—	—	(43,325,320)	—	(43,325,320)
Other comprehensive loss
Foreign currency translation adjustment		—	—	—	—	—	321,188	321,188
Balance at December 31, 2021		190,002,712	418,709,160	122,637,796	—	(169,755,726)	(2,909,396)	368,681,834

Balance at January 1, 2020		110,551,314	32,562,541	—	—	(29,078,739)	1,400,289	4,884,091
Issuance of convertible debt instruments	16	—	—	—	1,472,520	—	—	1,472,520
Net loss		—	—	—	—	(97,351,667)	—	(97,351,667)
Other comprehensive loss
Foreign currency translation adjustment		—	—	—	—	—	(4,630,873)	(4,630,873)
Balance at December 31, 2020		110,551,314	32,562,541	—	1,472,520	(126,430,406)	(3,230,584)	(95,625,929)

Balance at January 1, 2019		101,338,727	26,333,635	—	—	(26,007,407)	1,165,914	1,492,142
Issuance of share capital and transaction with owners		9,212,587	6,228,906	—	—	—	—	6,228,906
Net loss		—	—	—	—	(3,071,332)	—	(3,071,332)
Other comprehensive income								—
Foreign currency translation adjustment		—	—	—	—	—	234,375	234,375
Balance at December 31, 2019		110,551,314	32,562,541	—	—	(29,078,739)	1,400,289	4,884,091

The accompanying notes are an integral part of the consolidated financial statements.

The Lion Electric Company
Consolidated Statements of Cash Flows
For the years ended December 31, 2021, 2020 and 2019
(In US Dollars)

	Note	December 31, 2021	December 31, 2020	December 31, 2019
		$	$	$
OPERATING ACTIVITIES
Net loss		(43,325,320)	(97,351,667)	(3,071,332)
Non-cash items:
Depreciation – property, plant and equipment	7	1,717,977	764,068	313,342
Depreciation – right-of-use assets	8	2,606,013	1,444,204	653,210
Amortization – intangible assets	9	935,560	487,876	249,658
Amortization – contract asset	13	284,625	—	—
Share-based compensation	15	71,081,047	65,248,941	1,421,973
Accretion expense on common shares, retractable	17	2,031,863	4,791,806	2,746,799
Accretion and revaluation expense on balance of purchase price payable related to the acquisition of the dealership rights	17	125,290	582,018	494,581
Accretion expense other	17	—	—	44,391
Accretion expense on convertible debt instruments	17	2,503,097	1,034,927	—
Change in fair value of share warrant obligations	13	(85,795,903)	16,847,470	—
Unrealized foreign exchange loss (gain)		17,973	7,893	(145,872)
Net change in non-cash working capital items	20	(83,150,851)	(20,915,636)	(10,110,689)
Cash flows used in operating activities		(130,968,629)	(27,058,100)	(7,403,939)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment		(19,825,006)	(2,897,237)	(1,759,828)
Acquisition of intangible assets		(44,956,423)	(16,539,159)	(12,349,283)
Government assistance related to intangible assets		2,182,923	2,842,172	1,403,325
Contact asset, other costs		—	(199,790)	—
Cash flows used in investing activities		(62,598,506)	(16,794,014)	(12,705,786)
FINANCING ACTIVITIES
Net change in credit facilities		(19,188,863)	7,272,073	6,283,827
Loans on research and development tax credits receivable and subsidies receivable		2,934,384	9,699,300	3,489,336
Repayment of loans on research and development tax credits and subsidies receivable		(2,829,254)	(3,242,248)	(2,385,259)
Increase in long-term debt		15,775,473	15,021,339	7,572,316
Repayment of long-term debt		(41,611,760)	(1,659,855)	(1,517,192)
Proceeds from issuance of convertible debt instruments, net of issuance costs	16	—	18,698,168	—
Repayment of convertible debt instruments	16	(23,903,068)	—	—
Payment of lease liabilities	8	(2,093,371)	(1,327,707)	(619,267)
Proceeds from issuance of shares through private placement, net of issuance costs	4	196,255,491	—	—
Share issue		—	—	7,429,973
Share redemption		—	—	(150,020)
Proceeds from the issuance of shares through exercise of stock options		1,124,940	—	—
Proceeds from issuance of shares through business combination transaction	4	308,232,870	—	—
Cash flows from financing activities		434,696,842	44,461,070	20,103,714
Effect of exchange rate changes on cash held in foreign currency		663,399	(531,924)	59,927
Net increase in cash		241,793,106	77,032	53,916
Cash (bank overdraft), beginning of year		(91,076)	(168,108)	(222,024)
Cash (bank overdraft), end of year		241,702,030	(91,076)	(168,108)
Other information on cash flows related to operating activities:
Income taxes paid		—	—	4,000
Interest paid		5,722,466	3,249,129	1,143,828
Interest paid under lease liabilities		443,740	277,375	52,296

The accompanying notes are an integral part of the consolidated financial statements.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

1 - REPORTING ENTITY AND NATURE OF OPERATIONS
The principal activities of The Lion Electric Company ("Lion" or the "Company") and its subsidiaries (together referred to as the "Group") include design, development, manufacturing and distribution of purpose-built all-electric medium and heavy-duty urban vehicles including battery systems, chassis, bus bodies and truck cabins. The Group also distributes truck and bus parts and accessories.
The Company is incorporated under the Business Corporations Act (Quebec) and is the Group’s ultimate parent company. Its registered office and principal place of business is 921, chemin de la Riviere-du-Nord, Saint-Jerome, Quebec, Canada. These audited consolidated financial statements ("consolidated financial statements") are as at December 31, 2021 and 2020 and for the fiscal years ended years ended December 31, 2021, 2020 and 2019 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity, and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol LEV.

2 - BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE WITH IFRS
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and are expressed in United States ("US") dollars for reporting purposes.
These consolidated financial statements have been approved for issue by the Board of Directors on February 24, 2022.

3 - SUMMARY OF ACCOUNTING POLICIES
3.1 Overall considerations
The consolidated financial statements have been prepared using the significant accounting policies and measurement bases that are in effect at December 31, 2021, as summarized below. These were used throughout all periods presented in the consolidated financial statements.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.2 Basis of consolidation
The consolidated financial statements includes the accounts of the Company and its wholly-owned subsidiaries as of December 31, 2021. All subsidiaries have a reporting date of December 31. Subsidiaries are all entities over which the Group has the power to control the financial and operating policies. The Group obtains and exercises control when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.
All transactions and balances between Group companies are eliminated on consolidation, including unrealized gains and losses on transactions between Group companies. Where unrealized losses on intra-group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a group perspective. Amounts reported in the financial statements of the subsidiary have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.
The Company’s principal subsidiaries, their jurisdiction of incorporation, and the Company’s percentage ownership share of each are as follows:

Subsidiary	Jurisdiction of Incorporation	Ownership percentage
Lion Holding USA Inc.	Delaware	100%
Northern Genesis Acquisition Corp.	Delaware	100%
The Lion Electric Co USA Inc.	Delaware	100%
Lion Electric Manufacturing USA Inc.	Delaware	100%
Lion Electric Finance Canada Inc.	Quebec	100%
Lion Electric Finance USA Inc.	Delaware	100%
3.3 Changes in classification and presentation
During the fiscal year ending December 31, 2021, the Group changed its classification for credit facilities and loans on research and development tax credits and subsidies receivable, which were previously included in Bank indebtedness and other indebtedness and now included in Current portion of long-term debt and other debts in the consolidated statements of financial position. This classification change is to consolidate the financing facilities and to better reflect the nature of those debts which are less liquid than bank overdraft. This classification change was applied retroactively and the comparative figures for the fiscal year ended December 31, 2020 were adjusted to reflect this change without impact on net loss and net loss per share.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.3 Changes in classification and presentation (continued)

The table below shows, for the impacted line items only, the previously published figures, the adjustment stemming from this change and the adjusted figures:

	Published	Adjustment	2020 Adjusted
	$	$	$
Bank indebtedness	28,733,983	(28,642,907)	91,076
Current portion of long-term debt and other debts	26,699,276	28,642,907	55,342,183

	Published	Adjustment	2020 Adjusted
	$	$	$
Interest expense on current debt	1,934,580	(1,934,580)	—
Interest expense on long-term debt	1,078,970	1,934,580	3,013,550

3.4 Foreign currency translation
Functional and presentation currency
The consolidated financial statements are presented in US dollars. The functional currency of the parent company and its subsidiaries is the Canadian dollar, except for NGA (defined further below in Note 4) and Lion Electric Manufacturing USA Inc., whose functional currencies are the US dollar. The functional currency of the entities in the Group has remained unchanged during the reporting periods.
Foreign currency transactions and balances
Foreign currency transactions are translated into the functional currency of the respective Group entity, using the exchange rates prevailing at the dates of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items denominated in foreign currency at year-end exchange rates are recognized in the consolidated statement of loss.
Non-monetary items are not retranslated at year-end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates at the date when fair value was determined.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.4 Foreign currency translation (continued)
The Group's Canadian dollar financial statements are translated to US dollars as follows: assets and liabilities are translated at the closing rate in effect at the reporting date and income and expenses are translated at the average exchange rate for the period. The share capital account is translated at rates in effect at the time of issuance/redemptions. Exchange gains or losses resulting from the translation of the Group's accounts into the reporting currency are reported as foreign currency translation adjustment within other comprehensive loss and presented as a separate component of shareholders’ equity.
3.5 Revenue
The Group's principal sources of revenue are the sale of all-electric medium and heavy-duty urban vehicles. To determine whether to recognize revenue, the Group follows a 5-step process:

–identifying the contract with a customer;
–identifying the performance obligations;
–determining the transaction price;
–allocating the transaction price to the performance obligations; and
–recognizing revenue when/as performance obligation(s) are satisfied.
The Group recognizes revenue at a point in time, when the Group satisfies its performance obligations by transferring control of the goods to its customers, which generally occur when the goods are delivered to the customers and when the customer confirms acceptance.
The Group provides a warranty for its products against defects for periods varying from one year to eight years for certain components. An allowance for warranty expense is recorded when the revenue for the related product is recognized. The allowance is based upon the terms of the warranty, the Group's historical experience and management estimates of future expenses for replacement or repairs. The corresponding expense is recorded in cost of goods sold.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.6 Cost of sales and gross profit
Cost of sales includes all raw material costs, direct parts, material and labor costs, manufacturing conversion costs, including depreciation costs of manufacturing equipment such as tooling and machinery, inter-facility transportation and logistic costs, amortization of product development costs, outbound freight to customers, and reserves for estimated warranty expenses. Cost of sales also includes the cost of purchasing finished goods for resale, costs relating to purchasing, receiving and inspection activities, warehousing costs, product engineering costs, insurance related to manufacturing activities, customs and duties, adjustments to warranty expense, as well as charges to write down the carrying value of inventory when it exceeds its estimated net realizable value and to provide for obsolete and on-hand inventory in excess of forecasted demand. Gross profit is the result of revenue less cost of sales.
3.7 Administrative expenses
Administrative expenses consist of non-manufacturing facility leasing, share-based compensation, as well as employee benefits for management, information technology, human resources, accounting, legal, investor relations, and other general administrative functions. Administrative expenses also include professional fees, non-manufacturing depreciation expense, and non-manufacturing related insurance costs (including director and officer insurance). Administrative expenses are recognized in the consolidated statement of loss upon utilization of the service or at the date of their origin.
3.8 Selling expenses
Selling expenses consist of salaries and other similar expenses related to Lion’s bus and truck sales force and employee benefits costs, share-based compensation, business development, aftermarket sales, and advertising, marketing, and communications. Selling expenses are recognized in the consolidated statement of loss upon utilization of the service or at the date of their origin.
3.9 Employee benefits
Employee benefits include wages, salaries, fringe benefits, commissions, compensated absences, and bonuses. These short-term benefits are recognized in cost of sales, administrative expenses, and selling expenses as the services are provided.
3.10 Transaction costs
Transaction costs consist of banking, legal, and other professional fees incurred in connection with the NGA business combination.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.11 Finance costs
Finance costs consists primarily of interest paid on Lion’s outstanding debt, interest on lease liabilities, as well as non-cash accretion expenses on retractable common shares, and non-cash accretion and revaluation expenses on the balance of purchase price payable related to the acquisition of dealership rights.
3.12 Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is necessary to complete and prepare the asset for its intended use or sale. A qualifying asset is one that necessarily takes a substantial period of time to get ready for its intended use. Capitalization of borrowing costs ceases when the asset is completed and available for use. Other borrowing costs are expensed in the period in which they are incurred and reported in finance costs.
3.13 Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and demand deposits, together with other short- term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value. As at December 31, 2021, the Company only held cash.
3.14 Accounts receivable
Accounts receivable includes amounts due from customers in the normal course of business as well as refundable tax credits and grants under government programs. The payments for the performance are generally received within a year.
Accounts receivable are initially recognized at fair value and subsequently measured at amortized cost, less impairment. The Group maintains an allowance for expected credit loss based on collection history and customer specific credit risk in accordance with the expected credit loss model. Accounts receivables are presented net of allowance for credit losses.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.15 Inventories
Finished goods, work in process, and raw material inventories are valued at the lower of cost and net realizable value. Cost is determined using the specific identification cost method for finished goods and work in process, while the cost of raw materials is determined using the weighted average cost method. Supplier rebates are deducted to determine the cost of purchase.
The cost of inventories includes all purchase, conversion and other costs incurred to bring the inventories to their present location and condition and include the purchase price and other costs directly related to the acquisition of raw materials and the cost of purchased finished goods. Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labor, and a systematic allocation of fixed and variable production overhead, including manufacturing depreciation expense. The allocation of fixed production overhead to the cost of inventories is based on the normal capacity of the production facilities. Costs incurred as a result of operating below the normal capacity of the production facilities are excluded from the carrying value of inventories and charged directly to cost of sales. Normal capacity is the average production expected to be achieved during the fiscal year, under normal circumstances.
The net realizable value represents the estimated selling price in the normal course of business less the estimated costs necessary to make the sale. Raw materials and work in progress inventories are not written down if the finished products in which they will be incorporated are expected to be sold at or above cost. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the year the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the year in which the reversal occurs.
3.16 Property, plant and equipment
Property, plant and equipment are initially recorded at cost, net of government grants, and are subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses. The costs of an item of property, plant, and equipment includes any expenditures directly attributable to bringing the assets to the location and condition necessary for it to be capable of operating in the manner intended by management. The cost of self-constructed assets includes the cost of materials and direct labor, site preparation costs, initial delivery and handling costs, installation and assembly costs, and any other costs directly attributable to bringing the assets to the location and condition necessary for the assets to be capable of operating in the manner intended by management.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.16 Property, plant and equipment (continued)
Property, plant and equipment, less their estimated residual values, are depreciated over their estimated useful lives using the straight-line method. The following estimated useful lives are applied:

Leasehold improvements	Earlier of useful life or remaining lease term
Machinery and equipment	7,000 units or 5 years
Rolling stock	5 years
Computer equipment	5 years
Furniture and office equipment	10 years
Production moulds	1,250 units
Master patterns and templates	7,000 units
Prototypes	3 years
The Group begins to depreciate property, plant and equipment when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, construction in progress is not amortized and is subject to impairment testing if there is any indication that it may be impaired (see Note 3.19).
The estimated residual values, estimated useful lives and depreciation methods are reviewed annually by the Company and any change resulting from this evaluation is applied as a change in estimate and is accounted for on a prospective basis.
3.17 Leased assets
At the inception of contracts, the Group assesses whether a contract is, or contains a lease by assessing if the contract, or part of the contract, conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration. To determine if this is achieved, the Group assesses the following key factors:
– whether the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group;
– whether the Group has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract;
– whether the Group has the right to direct the use (how and for what purpose) of the identified asset throughout the period of use.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.17 Leased assets (continued)
Measurement and recognition of leases as a lessee
Short-term or low value leases
The Group has elected to recognize leases that have a lease term of 12 months or less and leases of low-value assets as an expense on a straight-line basis over the lease term.
All other leases
At a lease commencement date, the Group recognizes a right-of-use asset and a lease liability on the consolidated statement of financial position.
The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received). The Group depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist in accordance with IAS 36 Impairment of Assets .
The lease liability is measured at the present value of the remaining lease payments at the date of recognition, discounted using the interest rate implicit in the lease if that rate is readily available or the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate. The incremental borrowing rate is the estimated rate that the Group would have to pay to borrow the same amount over a similar term, and with similar security to obtain an asset of equivalent value. This rate is adjusted should the lessee entity have a different risk profile to that of the Group.
Lease payments included in the measurement of the lease liability are made up of fixed payments (including in-substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee, and payments arising from options reasonably certain to be exercised.
The lease liability is subsequently measured by reducing the carrying amount to account for payments made and increasing the carrying amount to account for accretion expense. The accretion expense is presented within Finance Cost in the consolidated statement of loss over the lease period.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.17 Leased assets (continued)
The lease liability is remeasured when there are changes to the lease terms resulting from a change in the Group`s assessment of whether the Group will exercise a purchase, extension, or termination option, or when there is a change in the future lease payments resulting from a change in an index or rate, or change in the Group`s estimate of the amount expected to be payable under residual value guarantees. When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or consolidated statement of loss if the right-of-use asset is already fully depreciated.
3.18 Intangible assets
Initial recognition
Dealership rights with an indefinite useful life
Dealership rights with an indefinite useful life are recorded initially at cost and are not amortized. As the acquisition of dealership rights was based on future sales of a specific product, the Group has elected to measure the cost based on a financial liability model, whereby the fair value of all variable payments under the contract are recorded on initial recognition of the asset with a corresponding liability. Any re-measurements of the related liability are recognized in earnings (loss). The cost also includes any directly attributable costs of acquisition. Directly attributable costs include professional fees arising directly from bringing the asset to its working conditions.
Dealership rights are subject to asset impairment testing as described below. The useful life is reviewed each period to determine whether events and circumstances continue to support an indefinite useful life assessment.
Acquired Software
Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and install the specific software.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.18 Intangible assets (continued)
Initial recognition (continued)
Internally developed intangible assets
Expenditures on the research phase are recognized as an expense as incurred. Costs that are directly attributable to an electric vehicle project`s development phase and costs incurred on software development projects are recognized as intangible assets, provided they meet the following recognition requirements:
– the development costs can be measured reliably;
– the project is technically and commercially feasible;
– the Group intends to and has sufficient resources to complete the project;
– the Group has the ability to use or sell the intangible assets; and
– the intangible assets will generate probable future economic benefits.
Development costs not meeting these criteria for capitalization are expensed as incurred.
Directly attributable costs include employee costs incurred along with an appropriate portion of relevant overheads and subcontractors fees.
Subsequent measurement
All finite-live intangible assets are stated at cost, less accumulated amortization and impairment losses. Finite-live intangible assets, less their estimated residual value, are amortized over their estimated useful lives using the straight-line method. The following estimated useful lives are applied:

Software	5 years
Development costs	7,000 units
The estimated residual values, estimated useful lives and amortization methods are reviewed annually by the Group and any change resulting from this evaluation applied as a change in estimates accounted on a prospective basis. In addition, they are subject to impairment testing as described below.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.19 Impairment testing of intangible assets, property, plant and equipment and right-of-use assets
For impairment assessment purposes, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at the cash-generating unit level. Cash-generating units to which intangible assets with indefinite useful lives have been allocated (determined by the Group’s management as being equivalent to its operating segments) are tested for impairment at least annually. All other individual assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
An impairment loss is recognized for the amount by which the asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell and value-in-use. To determine the value-in-use, management estimates expected future cash flows from each cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. The data used for impairment testing procedures are directly linked to the Group’s latest approved budget, adjusted as necessary to exclude the effects of future reorganizations and asset enhancements. Discount factors are determined individually for each cash-generating unit and reflect management’s assessment of respective risk profiles, such as market and asset-specific risks factors.
Impairment losses for cash-generating units are charged pro rata to the assets in the cash-generating unit. All assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the cash-generating unit’s recoverable amount exceeds its carrying amount.
3.20 Government assistance
Government assistance related to current expenses is accounted for as a reduction of related expenses while assistance related to the acquisition of non-current assets is accounted for as a reduction of the related non-current assets.
Government assistance is accrued in the year in which the current expenses or the capital expenditures are incurred, provided that the Group is reasonably certain that it will be received.
3.21 Research and development tax credits
Tax credits related to current expenses are accounted for as a reduction of related expenses while tax credits related to the acquisition or development of non-current assets are accounted for as a reduction of the related non-current assets.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.21 Research and development tax credits (continued)
Reimbursable tax credits are accrued in the year in which the expenditures are incurred, provided that the Group is reasonably certain that the credits will be received. The tax credits must be examined and approved by the tax authorities and it is possible that the amounts subsequently granted will differ from the amounts initially recorded.
3.22 Financial instruments

Recognition and derecognition
Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the financial instrument.
Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.
Financial Assets
Classification and initial measurement of financial assets
Except for those trade receivables that do not contain a significant financing component and are measured at the transaction price in accordance with IFRS 15, all financial assets are initially measured at fair value adjusted for transaction costs (where applicable).
Financial assets, are classified into the following categories:
– amortized cost;
– fair value through profit or loss (FVTPL);
– fair value through other comprehensive income (FVOCI).
In the periods presented, the Group does not have any financial assets categorized as FVTPL or FVOCI.
The classification is determined by both:
– the entity’s business model for managing the financial asset;
– the contractual cash flow characteristics of the financial asset.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.22 Financial instruments (continued)
Classification and initial measurement of financial assets (continued)
All income and expenses relating to financial assets that are recognized in the consolidated statement of loss are presented within finance costs, except for impairment of trade receivables which is presented within administrative expenses.
Subsequent measurement of financial assets
Financial assets at amortized cost
Financial assets are measured at amortized cost if the assets meet the following conditions (and are not designated as FVTPL):
– they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows;
– the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.
After initial recognition, these are measured at amortized cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. Cash, trade receivables, incentives from "support program for the deployment of electric school buses" and from "zero-emission truck and bus program" receivable and other government assistance receivable are classified within this category.
Impairment of financial assets
The Group uses the expected credit losses impairment model with respect to its financial assets carried at amortized cost. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since the initial recognition of the respective financial instrument.
The Group accounts for the expected credit losses using the simplified approach over the life of financial assets measured at amortized cost. Expected credit losses over the life of the asset are expected credit losses for all of the default events that a financial instrument may experience over its expected life. The assessment of expected credit losses reflects reasonable and justifiable information about past events, current circumstances and forecasts of events and economic conditions and takes into account the factors specific to the account receivable, the general condition of the economy and a current as well as expected appreciation of the condition prevailing at the statement of financial position date, including the time value of the money, if any.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.22 Financial instruments (continued)
Classification and measurement of financial liabilities - amortized cost
The Group’s financial liabilities measured at amortized cost include bank overdraft, credit facilities, trade and other payables (excluding non-financial liabilities), loans on the research and development tax credits and subsidies receivable, long-term debt, convertible debt instruments, and common shares retractable.
Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Group designated a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortized cost using the effective interest method except for derivatives and financial liabilities designated at FVTPL.
All interest-related charges and, if applicable, changes in an instrument’s fair value that are reported in the consolidated statement of loss are included within finance costs.
Classification and measurement of financial liabilities - FVTPL - warrants
The Group determined that the warrants, including the warrants issued to a customer, public warrants and the private warrants are derivative instruments and should be classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments and are measured at FVTPL. Derivative and financial liabilities designated at FVTPL are carried subsequently at fair value with gains or losses recognized in the consolidated statement of loss.
Warrants issued to a customer
The vested portion of the warrants issued to a customer is initially recorded at fair value and then revalued at each reporting date with a corresponding contract asset recognized at inception. The corresponding contract asset is amortized as a reduction of revenues on a percentage per dollar of revenue generated with the customer and its affiliates.
The unvested portion of the warrant represents a retrospective volume discount based on specified levels of spending by the customer and its affiliates. Revenues will be recognized based on the prices specified in the work orders, net of the estimated value of the volume discount based on the portion of the warrant expected to vest using the fair value at inception. At each reporting date, the Group will review experience, current information on expected orders from the customer and its affiliates and the potential impact of other reasonably foreseen constraints will be used to estimate and provide for the discount, using the expected value method, and revenue will only be recognized to the extent that it is highly probable that a significant reversal will not occur.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.22 Financial instruments (continued)
Classification and measurement of financial liabilities - FVTPL - warrants (continued)
Private and public warrants
The warrants are initially recorded at fair value and then revalued at each reporting date.
Estimating fair value requires determining the most appropriate valuation model which captures the significant features of the financial instruments. This estimate also requires the determination of the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating warrants are disclosed in Note 13.
Compound financial instruments
The component parts of compound financial instruments (convertible debt instruments) issued by the Group are classified separately as financial liabilities and equity component in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. At the date of issue, the liability component is recognized at fair value, which is estimated using the borrowing rate available for similar non-convertible instruments.
Subsequently, the liability component is measured at amortized cost using the effective interest method until extinguished upon conversion or at maturity. The value of the conversion option classified as equity component is determined at the date of issue by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This amount is recognized in equity, net of income tax effects, and is not subsequently remeasured. When and if the conversion option is exercised, the equity component of convertible debt instruments will be transferred to share capital. If the conversion option remains unexercised at the maturity date of the convertible debt instruments, the equity component of the convertible debt instruments will be transferred to another equity account. No gain or loss is recognized upon conversion or expiration of the conversion option.
Transaction costs related to the issue of convertible debt instruments are allocated to the liability and equity component in proportion to the initial carrying amounts. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the term of the convertible debt instruments using the effective interest method.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.23 Share-based employee remuneration
Stock options granted prior to May 6, 2021
Stock options granted prior to May 6, 2021 were measured at fair value at grant date using the Black-Scholes option pricing model. The fair value of the stock options was recognized as an expense over the vesting period with a corresponding increase to liability, because the Group could have been required to settle the options in cash. The liability was re-measured to fair value at each reporting date with changes in fair value recognized in net earnings (loss), and was recorded on the Group's consolidated statement of financial position under the caption share-based compensation liability, current for vested options and non-current for non-vested options. As of May 6, 2021, the cash settlement option in the Group’s stock option plan was removed.
Stock options and restricted share units granted subsequent to May 6, 2021
Stock options and restricted share units ("RSUs") are equity settled share-based payments, which are measured at fair value at the grant date. For stock options, the compensation cost is measured using the Black-Scholes option pricing model and is expensed over the award's vesting period. For RSUs, compensation cost is measured at the fair value of the underlying common share at the grant date and is expensed over the award's vesting period. RSUs can be settled in cash based on the Company’s share price on the vesting date, or through the delivery of common shares issued from treasury or purchased on the open market, at the Company's option. RSUs are expected to be settled in common shares purchased on the open market.
Compensation expense is recognized in net earnings (loss) with a corresponding increase in contributed surplus. The measurement of compensation expense for stock options and RSUs is net of estimated forfeitures. Any consideration paid by plan participants on the exercise of stock options is credited to share capital. Upon the exercise of stock options or the vesting of RSUs, the corresponding amounts previously credited to contributed surplus are transferred to share capital. Stock options and RSUs that are dilutive are considered in the calculation of diluted earnings per share, as per Note 19 to these consolidated financial statements.
Deferred share unit plan
The Company has a deferred share unit plan for independent members of the Company’s Board of Directors, who receive a portion of their compensation in the form of deferred share units (“DSUs”). These DSUs are equity settled awards and are fully recognized in net loss based on the fair value of the underlying common shares at the grant date.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.24 Provisions, contingent assets and contingent liabilities
Provisions for product warranties, legal disputes, onerous contracts or other claims are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic resources will be required from the Group and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. Restructuring provisions are recognized only if a detailed formal plan for the restructuring has been developed and implemented, or management has at least announced the plan’s main features to those affected by it. Provisions are not recognized for future operating losses.
Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. Provisions are discounted to their present values, where the time value of money is material. Any reimbursement that the Group can be virtually certain to collect from a third party with respect to the obligation is recognized as a separate asset. However, this asset may not exceed the amount of the related provision. In those cases where the possible outflow of economic resources as a result of present obligations is considered improbable or remote, no liability is recognized.
3.25 Income taxes
Tax expense recognized in the consolidated statement of loss comprises the sum of deferred tax and current tax not recognized directly in equity.
The calculation of current tax and deferred tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred income taxes are calculated using the balance sheet liability method.
Deferred tax assets are recognized to the extent that it is probable that the underlying tax loss or deductible temporary difference will be utilized against future taxable income. This is assessed based on the Group’s forecast of future operating results, adjusted for significant non-taxable income and expenses and specific limits on the use of any unused tax loss or credit.
Deferred tax liabilities are generally recognized in full, although IAS 12, Income Taxes, specifies limited exemptions. As a result of these exemptions the Group does not recognize deferred tax on temporary differences relating to goodwill, or to its investments in subsidiaries. The Group does not offset deferred tax assets and liabilities unless it has a legally enforceable right to do so and intends to settle on a net basis.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.26 Share Capital
Common shares are classified as share capital within equity. Incremental costs directly attributable to the issuance of share are recognized as a deduction from share capital, net of any tax effect.
Contributed surplus is used to record the accumulated compensation expense related to equity-settled share-based compensation transactions. Upon the exercise of stock options and the vesting of RSUs and DSUs, the corresponding amounts previously credited to contributed surplus are transferred to share capital.
Deficit includes all current and prior year losses. All transactions with owners of the parent company are recorded separately within equity.
Cumulative translation adjustment comprises foreign currency translation differences arising from the translation of the consolidated financial statements of the Group into the US dollar, the presentation currency.
Conversion options on convertible debt instruments represents the equity component of compound financial instruments.
3.27 Earnings per share
Basic earnings (loss) per share ("EPS") are calculated by dividing the net earning (loss) available to common shares shareholders by the weighted average number of share outstanding during the year.
Diluted earnings (loss) per share are calculated by adjusting the weighted average of share outstanding during the year to include the weighted average number of shares that would be issued upon the conversion of all potential dilutive warrants, stock options and RSUs and DSUs into common shares.
3.28 Segment reporting
The Group has only one operating segment: the manufacturing and sale of electric vehicles in Canada and the United States. The Group has one operating segment based on Lion’s operational structure and decision process for allocation of resources.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.29 Significant management judgements in applying accounting policies and estimation uncertainty
Significant management judgements
The following are significant management judgements in applying the accounting policies of the Group that have the most significant effect on the consolidated financial statements.
Accounting treatment of business combination
The Company treated the Transaction (as defined in Note 4) as a capital transaction equivalent to the issue of shares of the Company in exchange for the net monetary assets of NGA. The Transaction did not constitute a business combination as defined under IFRS 3, Business Combinations, as NGA is a non-operating entity that does not meet the definition of a business under IFRS 3. Accordingly, upon consummation of the Transaction, each outstanding share of NGA’s common stock held by an NGA stockholder was exchanged into one newly issued common share of the Company and each outstanding warrant to purchase shares of NGA’s common stock was converted into a warrant to acquire one common share of the Company, at a price of $11.50 per share. Such warrants are classified as a liability and are measured at fair value. Judgement was used in determining the accounting treatment of the Transaction and the classification of the warrants.

Capitalization of internally developed intangible assets
Distinguishing the research and development phases of a new customized project and determining whether the recognition requirements for the capitalization of development costs are met require judgement. After capitalization, management monitors whether the recognition requirements continue to be met and whether there are any indicators that capitalized costs may be impaired.
Recognition of deferred tax assets
The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Group’s future taxable income against which the deferred tax assets can be utilized. In addition, significant judgement is required in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.29 Significant management judgements in applying accounting policies and estimation uncertainty (continued)
Estimation uncertainty
Information about estimates and assumptions that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.
Tax credits receivable
The calculation of the Group's tax credits receivable involves a degree of estimation and judgement in respect of certain items whose tax treatment cannot be finally determined until a notice of assessment has been issued by the relevant taxation authority and payment has been received or applied against income taxes otherwise payable.
Impairment of non-financial assets
Management estimates the recoverable amount of each asset or cash-generating units based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.
Leases
Recognizing leases requires judgement and use of estimates and assumptions. Judgement is used to determine whether there is reasonable certainty that a lease extension or cancellation option will be exercised. Furthermore, management estimates are used to determine the lease terms and the appropriate interest rate to establish the lease liability.
Useful lives of depreciable assets
Management reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utility of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utility of certain software and computer equipment. Technical obsolescence also can affect development costs as technology evolve.
Inventories
Management estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.29 Significant management judgements in applying accounting policies and estimation uncertainty (continued)
Fair value measurement
Management uses various valuation techniques to determine the fair value of financial instruments, where active market quotes are not available. This involves developing estimates and assumptions consistent with how market participants would price the instrument. Management bases its assumptions on observable data as far as possible but this is not always available. In that case, management uses the best information available. Estimated fair values may vary from the actual prices that would be achieved in an arm's length transaction at the reporting date.
Share-based compensation and private share warrant obligation
Management assesses the fair value of stock options and the private share warrant obligation using the Black-Scholes valuation model. The Black-Scholes model requires management to make estimates and assumptions with respect to inputs including the risk-free interest rate, volatility and expected option or warrant life.
3.30 Standards, amendments and Interpretations to existing Standards that are not yet effective and have not been adopted early by the Group
Amendments to IAS 1, Presentation of Financial Statements
On July 14, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023 and will be required to be applied retrospectively. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements, but does not anticipate it will have a significant impact.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.30 Standards, amendments and Interpretations to existing Standards that are not yet effective and have not been adopted early by the Group (continued)
Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets
On May 12, 2020, the IASB issued amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, to clarify what costs an entity must consider in assessing whether a contract is onerous. The amendments specify that the cost of fulfilling a contract comprises the costs that relate directly to the contract, which include incremental costs (direct labor, material) and allocation of other costs that relate directly to fulfilling the contract (allocation of depreciation charge for an item of property, plant and equipment). The amendments will become effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted. The Company has determined that the adoption of this amendment will not have a significant impact on its consolidated financial statement as of the date of adoption.
Amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2, Making Materiality Judgement
On February 11, 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2, Making Materiality Judgement, to provide guidance in determining which accounting policy to disclose. The amendments require entities to disclose material accounting policies rather than significant policies. The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements. In assessing the materiality of accounting policy information, entities need to consider both size of the transaction, other events or conditions and the nature of them, even if the related amounts are immaterial. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023 and will be required to be applied prospectively. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements, but does not anticipate it will have a significant impact.
Amendments to IAS 8, Accounting Policies, Change in Accounting Estimates and Errors
On February 11, 2021, the IASB issued amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to clarify how to distinguish change in accounting policies, which must be applied retrospectively, from change in accounting estimate, which are accounted for prospectively. The amendments clarify the definition of accounting estimates as "monetary amounts in the financial statements that are subject to measurement uncertainty". The amendments clarifies that a change in accounting estimate is a change in input or a change in a measurement technique used to develop an accounting estimate, if they do not result in the correction of a prior period error.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.30 Standards, amendments and Interpretations to existing Standards that are not yet effective and have not been adopted early by the Group (continued)
Amendments to IAS 8, Accounting Policies, Change in Accounting Estimates and Errors (continued)
The amendments will become effective for annual reporting periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on of after the start of that period. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements, but does not anticipate it will have a significant impact.
Amendments to IAS 12, Income Taxes
On May 6, 2021, the IASB released Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12). The amendment relates to the recognition of deferred tax when an entity accounts for transactions, such as leases or decommissioning obligations, by recognizing both an asset and a liability. The objective of this amendment is to narrow the initial recognition exemption in paragraphs 15 and 24 of IAS 12, so that it would not apply to transactions that give rise to both taxable and deductible temporary differences, to the extent the amounts recognized for the temporary differences are the same. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements, but does not anticipate it will have a significant impact.
Amendments to IFRS 3, Business Combinations
On May 12, 2020, the IASB released Reference to the Conceptual Framework (Amendments to IFRS 3). The amendments consist of updating a reference to IFRS 3 to the Conceptual Framework for Financial Reporting . It makes an explicit statement that contingent assets are prohibited from recognition under IFRS 3. It adds a new exception to the recognition principle in IFRS 3 for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies if incurred separately. The exception requires an entity to apply criteria in IAS 37 or IFRIC 21 respectively to determine whether a present obligation exists at the acquisition date before recognizing a liability at the date of acquisition. Applying this exception would mean that the IFRS 3 liabilities and contingent liabilities would remain unchanged. The amendments are effective for business combinations occurring in reporting periods starting on or after January 1, 2022.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.30 Standards, amendments and Interpretations to existing Standards that are not yet effective and have not been adopted early by the Group (continued)
At the date of authorization of these consolidated financial statements, several other new, but not yet effective, standards and amendments to existing standards, and interpretations have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Group.
Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New standards, amendments and interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Group’s consolidated financial statements.

4 - BUSINESS COMBINATION, PLAN OF REORGANIZATION AND REGISTRATION STATEMENT
On May 6, 2021, the Company successfully completed its business combination and plan of reorganization (the “Transaction”) with Northern Genesis Acquisition Corp. (“NGA”), which was announced on November 30, 2020.
The Company treated the Transaction as a capital transaction equivalent to the issue of shares of the Company in exchange for the net monetary assets of NGA. The Transaction did not constitute a business combination as defined under IFRS 3, Business Combinations, as NGA is a non-operating entity that does not meet the definition of a business under IFRS 3. Accordingly, upon consummation of the Transaction, each outstanding share of NGA’s common stock held by an NGA stockholder was exchanged into one newly issued common share of the Company and each outstanding warrant to purchase shares of NGA’s common stock was converted into a warrant to acquire one common share of the Company, at a price of $11.50 per share. A total of 39,911,231 common shares were issued in exchange for the NGA common stock outstanding and 27,111,741 NGA warrants were converted into 27,111,741 warrants of the Company. Such warrants are classified as a liability and are measured at fair value. As a result, the Company consolidated the following as at the date of closing of the Transaction:
•Cash of $308,232,870
•Trade and other payables of $1,655,636
•Issued warrant liabilities with a fair value of $169,452,859
•Issued share capital of $137,124,375

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

4 - BUSINESS COMBINATION, PLAN OF REORGANIZATION AND REGISTRATION STATEMENT (CONTINUED)
As part of the closing of the Transaction, the Company filed articles of amendment and consolidation whereby such articles provided, amongst other things, for the creation of an unlimited number of preferred shares and a stock split of 1:4.1289 becoming effective on May 6, 2021. Accordingly, all shares, stock options, warrants and per share information presented in these consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis for all periods presented.
In addition to the closing of the Transaction, a concurrent private placement for the issuance of 20,040,200 common shares (post share split) also closed for gross proceeds of $200,402,000 (or $10.00 per share), for net proceeds of $196,255,491 after the deduction of share issue costs. 17,994,857 retractable common shares having a carrying amount of $29,072,804 as at May 6, 2021 related to a repurchase (put) right in favor of shareholders were reclassified from non-current liabilities to equity at the closing of the Transaction, as the Company’s unanimous shareholders’ agreement was terminated in accordance with its terms effective as of closing of the Transaction and such repurchase rights did not become exercisable at or before the closing of the Transaction.
In connection with the Transaction, the Company also repaid its non-revolving term loans and revolving credit facility advances owed to the National Bank of Canada, and its convertible debt instruments with Investissement Quebec.
In conjunction with the Transaction, the Company filed a F-4 registration statement and subsequent amendments with the Securities and Exchange Commission as well as a non-offering prospectus with the Canadian securities regulators and upon consummation of the Transaction and effective May 7, 2021, the Company was listed on the New York Stock Exchange and the Toronto Stock Exchange.

Transaction costs of $13,654,851 were incurred directly related to the completion of the Transaction and were mainly composed of legal, banking, and other professional fees.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

5- ACCOUNTS RECEIVABLE
Accounts receivable consist of the following:

	December 31, 2021	December 31, 2020
	$	$
Trade receivables, gross	25,373,946	8,692,439
Allowance for credit losses	—	—
Trade receivables, net	25,373,946	8,692,439

Incentives from "support program for the deployment of electric school buses" and from "zero-emission truck and bus program" receivable	3,904,401	5,216,118
Other government assistance receivable	903,356	724,367
Financial assets	30,181,703	14,632,924

Commodity taxes receivable	2,791,995	943,523
Other tax credits receivable	38,650	38,486
Research and development tax credits receivable	4,886,737	2,890,139
Non-financial assets	7,717,382	3,872,148
	37,899,085	18,505,072

All amounts are considered short-term. The net carrying value of trade receivables is considered a reasonable approximation of their fair value.

As of December 31, 2021, amounts owing from four customers represented 15.77%, 13.51%, 10.98% and 10.02% respectively, of the total trade accounts receivable (two customers represented 38.5% and 26.5%, respectively, as of December 31, 2020).

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

6- INVENTORIES
Inventories consist of the following:

	December 31, 2021	December 31, 2020
	$	$
Raw materials	97,094,671	26,136,700
Work in process	14,122,704	6,970,369
Finished goods	4,761,604	4,966,234
	115,978,979	38,073,303

The cost of inventories recognized as expense during the year totals $55,597,004 ($19,523,781 in 2020) and was recognized in the cost of sales in the consolidated statements of loss.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

7 - PROPERTY, PLANT AND EQUIPMENT
Details of the Group’s property, plant and equipment and their carrying amounts are as follows:

	Leasehold improvements	Machinery and equipment	Rolling stock	Computer equipment	Furniture and office equipment	Production moulds	Master patterns and templates	Prototypes	Construction in progress	Total
	$	$	$	$	$	$	$	$	$	$
GROSS CARRYING AMOUNT
Balance at January 1, 2021	1,966,151	1,988,193	407,579	1,294,565	488,489	416,858	525,953	78,370	–	7,166,158
Additions	15,102,271	4,186,427	905,507	1,702,475	303,078	1,051,343	440,320	–	5,336,280	29,027,701
Transfers	–	283,185	–	–	(283,185)	–	–	–	–	—
Foreign currency translation adjustment	(13,817)	(36,664)	(4,360)	(4,058)	4,962	(5,518)	(336)	339	(34,361)	(93,813)
Balance at December 31, 2021	17,054,605	6,421,141	1,308,726	2,992,982	513,344	1,462,683	965,937	78,709	5,301,919	36,100,046

DEPRECIATION
Balance at January 1, 2021	774,384	96,356	120,439	363,142	125,071	114,635	46,954	78,370	—	1,719,351
Depreciation	847,151	165,129	104,269	396,321	54,747	132,470	17,890	–	—	1,717,977
Transfers	–	84,588	–	–	(84,588)	–	–	–	—	—
Foreign currency translation adjustment	(2,844)	(2,234)	(302)	(1,363)	1,579	(656)	41	339	—	(5,440)
Balance at December 31, 2021	1,618,691	343,839	224,406	758,100	96,809	246,449	64,885	78,709	—	3,431,888
Carrying amount December 31, 2021	15,435,914	6,077,302	1,084,320	2,234,882	416,535	1,216,234	901,052	—	5,301,919	32,668,158

GROSS CARRYING AMOUNT
Balance at January 1, 2020	935,981	1,123,911	249,217	534,977	250,312	330,075	470,725	76,823	—	3,972,021
Additions	960,722	799,539	145,672	711,348	221,472	76,128	43,462	—	—	2,958,343
Foreign currency translation adjustment	69,448	64,743	12,690	48,240	16,705	10,655	11,766	1,547	—	235,794
Balance at December 31, 2020	1,966,151	1,988,193	407,579	1,294,565	488,489	416,858	525,953	78,370	—	7,166,158

DEPRECIATION
Balance at January 1, 2020	324,332	64,534	57,037	182,205	67,343	87,259	40,305	73,964	—	896,979
Depreciation	421,329	28,996	59,138	168,399	53,551	24,337	5,548	2,770	—	764,068
Foreign currency translation adjustment	28,723	2,826	4,264	12,538	4,177	3,039	1,101	1,636	—	58,304
Balance at December 31, 2020	774,384	96,356	120,439	363,142	125,071	114,635	46,954	78,370	—	1,719,351
Carrying amount December 31, 2020	1,191,767	1,891,837	287,140	931,423	363,418	302,223	478,999	—	—	5,446,807

During the year, rolling stock in the amount of nil ($61,106 in 2020) was acquired under an installment-type contract.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

7 - PROPERTY, PLANT AND EQUIPMENT (CONTINUED)
Depreciation was recognized as follows in the consolidated statements of loss:

	2021	2020	2019
	$	$	$
Cost of sales	315,489	88,615	154,682
Administrative expenses	1,402,488	675,453	158,660
	1,717,977	764,068	313,342

As at December 31, 2021, the Company had contractual purchase obligations outstanding of $35,102,660 for the acquisition of property, plant and equipment, compared to nil as at December 31, 2020.
8 - LEASE OBLIGATIONS
The Group has entered into leases agreements for the rental of premises and rolling stock. The leases have an initial term of 1.2 to 15 years and some have a renewal option after that date. The lease terms are negotiated individually and encompass a wide range of different terms and conditions.
Right-of-use assets

	Premises	Rolling stock	Total
	$	$	$
Balance at January 1, 2021	7,353,957	144,767	7,498,724
Additions	56,006,523	568,498	56,575,021
Depreciation expense	(3,031,148)	(103,704)	(3,134,852)
Foreign currency translation adjustment	(31,909)	(4,622)	(36,531)
Balance at December 31, 2021	60,297,423	604,939	60,902,362

	Premises	Rolling stock	Total
	$	$	$
Balance at January 1, 2020	6,371,563	202,401	6,573,964
Additions	2,177,758	19,204	2,196,962
Depreciation expense	(1,366,378)	(77,826)	(1,444,204)
Foreign currency translation adjustment	171,014	988	172,002
Balance at December 31, 2020	7,353,957	144,767	7,498,724

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

8 - LEASE OBLIGATIONS (CONTINUED)
Right-of-use assets (continued)
Depreciation was recognized as follows in the consolidated statements of loss:

	2021	2020	2019
	$	$	$
Cost of sales	1,709,607	851,507	443,781
Administrative	315,724	133,525	166,971
Selling	1,109,521	459,172	42,459
Capitalized to property, plant and equipment	(528,839)	—	—
	2,606,013	1,444,204	653,211

Lease liabilities

$
Balance at January 1, 2021	7,719,108
Additions	56,575,021
Lease payments	(2,093,371)
Foreign exchange gain	(42,772)
Foreign currency translation adjustment	51,331
Balance at December 31, 2021	62,209,317
Current portion	7,728,923
Non-current portion	54,480,394

Balance at January 1, 2020	6,669,787
Additions	2,196,962
Lease payments	(1,327,707)
Foreign currency translation adjustment	180,066
Balance at December 31, 2020	7,719,108
Current portion	1,814,635
Non-current portion	5,904,473

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

8 - LEASE OBLIGATIONS (CONTINUED)
Lease liabilities (continued)
Amounts recognized in administrative expenses in the consolidated statement of loss are as follow:

	2021	2020	2019
	$	$	$
Expense relating to variable lease payments, short-term leases and low-value assets not included in lease liabilities	27,942	84,685	45,493
See Notes 17 and 20 for information on interest expense on lease liabilities and Note 24 for contractual undiscounted payments related to lease liabilities.

Variable payments
Some leases for premises require repayment of a portion of the lessor’s payments for property taxes, insurance and operating expenses such as power, maintenance, administration and security; these amounts vary based on the use and wear and tear of the space. The final lease payments are determined each year.
Renewal and termination options
Some leases include renewal or termination options that can be exercised at the Group’s option. These options are used to maximize the operational flexibility of the Group’s activities. These options are not reflected in measuring lease liabilities in many cases because the options are not reasonably certain to be exercised by the Group. The Group's practice is to ensure that space or rolling stock meets its needs, which evolve over time.
Residual value guarantee
The residual value guarantee expected to be payable as well as those not expected to be payable have been excluded from the lease liability calculation as they were not significant.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

9 - INTANGIBLE ASSETS

Details of the Group’s intangible assets and their carrying amounts are as follows:

	Software	Development costs (a)	Dealership rights (b)	Total
	$	$	$	$
GROSS CARRYING AMOUNT
Balance at January 1, 2021	2,152,616	35,672,946	5,463,882	43,289,444
Additions, separately acquired	1,369,776	—	—	1,369,776
Additions, internally developed	698,381	38,758,535	—	39,456,916
Additions, borrowing costs (c)	—	31,850	—	31,850
Foreign currency translation adjustment	(3,485)	(184,329)	71,825	(115,989)
Balance at December 31, 2021	4,217,288	74,279,002	5,535,707	84,031,997

AMORTIZATION
Balance at January 1, 2021	539,821	658,780	—	1,198,601
Amortization	640,321	295,239	—	935,560
Foreign currency translation adjustment	(2,567)	573	—	(1,994)
Balance at December 31, 2021	1,177,575	954,592	—	2,132,167

Carrying amount December 31, 2021	3,039,713	73,324,410	5,535,707	81,899,830

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

9 - INTANGIBLE ASSETS (CONTINUED)

	Software	Development costs (a)	Dealership rights (b)	Total
	$	$	$	$
GROSS CARRYING AMOUNT
Balance at January 1, 2020	1,255,871	21,140,220	5,356,051	27,752,142
Additions, separately acquired	827,855	—	—	827,855
Additions, internally developed	—	12,788,264	—	12,788,264
Additions, borrowing costs (c)	—	612,962	—	612,962
Foreign currency translation adjustment	68,890	1,131,500	107,831	1,308,221
Balance at December 31, 2020	2,152,616	35,672,946	5,463,882	43,289,444

AMORTIZATION
Balance at January 1, 2020	196,388	475,120	—	671,508
Amortization	322,493	165,383	—	487,876
Foreign currency translation adjustment	20,940	18,277	—	39,217
Balance at December 31, 2020	539,821	658,780	—	1,198,601

Carrying amount December 31, 2020	1,612,795	35,014,166	5,463,882	42,090,843

a.Government assistance in the amount of $4,474,977 ($5,360,126 in 2020) was recognized during the year as a reduction of development costs, and includes subsidies received under the Canada Emergency Wage Subsidy program of nil for 2021 ($2,455,588 in 2020).
b.During the year ended December 31, 2019, in order to acquire dealership rights in certain territories in the United States, the Group entered into an agreement with a private company. Under the terms of this agreement, the Group must pay a buy-out of $1,000,000 and an earn-out amount, total of both payments are limited to $6,000,000. This agreement matures on the earlier of the following dates: when the maximum amount of $6,000,000 is fully paid or on May 7, 2022, even if the maximum amount is not reached. The buy-out and the earn-out are payable by a schedule based on the sales of specific types of buses, in specific regions and for amounts that are stated in the agreement. As of December 31, 2021, the Group paid an amount of $3,433,203 ($2,818,203 as of December 31, 2020) under the agreement.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

9 - INTANGIBLE ASSETS (CONTINUED)
Upon initial recognition, the dealership rights were accounted for based on the financial liability model, whereby the fair value of all variable payments under the contract were recorded as the cost, with a corresponding liability within long-term debt (Note 11). The cost also includes $778,697 of directly attributable fees to acquire the dealership rights.

Dealership rights with an indefinite useful life are expected to provide economic benefits to the Group indefinitely as it allows the Group to sell to end customers in certain territories in the United States, conditional to yearly renewals of the dealer licenses. Management intends to renew its dealer licenses indefinitely.

c.The interest rates used to capitalize the borrowing costs vary between 2.35% and 27.5% in 2021 and 2020.

Amortization has been allocated as follows in the consolidated statements of loss :

	2021	2020	2019
	$	$	$
Cost of sales	295,239	165,383	116,307
Administrative expenses	640,321	322,493	133,351
	935,560	487,876	249,658

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

10 - FINANCIAL ASSETS AND LIABILITIES
10.1 Categories of financial assets and financial liabilities
The classification of financial instruments is summarized as follows:

	Classifications	December 31, 2021	December 31, 2020
		$	$
FINANCIAL ASSETS
Cash	Amortized cost	241,702,030	–
Trade and other receivables	Amortized cost	25,373,946	8,692,439
Incentives from "support program for the deployment of electric school buses" and from "zero-emission truck and bus program" receivable	Amortized cost	3,904,401	5,216,118
Other government assistance receivable	Amortized cost	903,356	724,367

FINANCIAL LIABILITIES
Bank overdraft	Amortized cost	—	91,076
Credit facilities	Amortized cost	—	18,209,335
Loans on research and development tax credits and subsidies receivable	Amortized cost	10,564,590	10,433,572
Trade and other payables	Amortized cost	33,343,630	9,413,387
Long-term debt	Amortized cost	2,513,080	26,817,815
Convertible debt instruments	Amortized cost	–	18,866,890
Share warrant obligations	FVTPL	106,225,934	31,549,033
Common shares, retractable	Amortized cost	–	25,855,509
10.2 Fair value of financial instruments
Current financial instruments that are not measured at fair value on the consolidated statement of financial position are represented by trade and other receivables, incentives from "support program for the deployment of electric school buses" and from "zero-emission truck and bus program" receivable, other government assistance receivable, bank overdraft, credit facilities, loans on research and development tax credits and subsidies receivable and trade and other payables. Their carrying values are considered to be a reasonable approximation of their fair value because of their short-term maturity and / or contractual terms of these instruments.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

10 - FINANCIAL ASSETS AND LIABILITIES (CONTINUED)
10.2 Fair value of financial instruments (continued)
As of December 31, 2021, the fair value of long-term debt (the convertible debt instruments and the common shares, retractable as of December 31, 2020) was based on discounted cash flows and was not materially different from its carrying value because there was no material change in the assumptions used for fair value determination at inception. Therefore, their principal amount approximated their fair value. As of December 31, 2021, the fair value of the private share warrants was determined using the Black-Scholes option pricing model and the fair value of the public share warrants was determined using their market value. The fair value of the other share warrant obligations was determined as described in Note 13.
As at December 31, 2021, the impact of a 5.0% increase in the value of the Company's share price would have an impact of increasing the fair value of the private share warrants and the warrant issued to a customer and a corresponding increase in consolidated loss of $5,813,251 and a 5.0% decrease in the value would have an impact of decreasing the loss by $(5,659,857). As at December 31, 2021, the impact of a 5% increase or decrease in the value of the Company's share price would have an impact of $2,181,388 on the fair value of the public warrants, with a corresponding impact on the consolidated loss.
10.3 Fair Value Hierarchy
Fair value measurements are categorized in accordance with the following level:
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability; and
Level 3: Inputs are unobservable inputs for the asset or liability.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

10 - FINANCIAL ASSETS AND LIABILITIES (CONTINUED)
10.3 Fair Value Hierarchy (continued)
The Group's financial instruments are categorized as follow on the fair value hierarchy:

Fair Value Hierarchy
FINANCIAL INTRUMENTS MEASURED AT FAIR VALUE
Share warrant obligations- public	Level 1
Share warrant obligations- private	Level 2
Share warrant obligations- warrant issued to a customer	Level 3
FINANCIAL INTRUMENTS MEASURED AT AMORTIZED COST
Long-term debt	Level 2
Convertible debt instruments	Level 2
Common shares, retractable	Level 2
11- LONG-TERM DEBT AND OTHER DEBTS

	December 31, 2021	December 31, 2020
	$	$
Credit facilities (Note 11.1)	—	18,209,335
Loans on research and development tax credits and subsidies receivable (Note 11.2)	10,564,590	10,433,572
Economic Development Canada (EDC) unsecured loans, maturing between January 2022 and February 2022 (Note 11.3)	24,397	242,771
Secured loans for the acquisition of rolling stock, maturing between December 2023 and August 2024 (Note 11.4)	95,949	130,683
Initial Term Loan, bearing interest at the bank's prime rate plus 9% (11.45%), maturing in April 2021 (Note 11.1)	—	15,708,000
Additional Term Loan, bearing interest at the bank's prime rate plus 3% (5.45%), maturing in April 2021 (Note 11.1)	—	7,854,000
Balance of purchase price payable related to the acquisition of the dealership rights, without interest (Note 9)	2,392,734	2,882,361
	13,077,670	55,460,722
Current portion of long-term debt and other debts	13,015,584	55,342,183
Long-term portion of long-term debt and other debts	62,086	118,539

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

11- LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)

11.1 Credit facilities
Revolving Credit Agreement
On August 11, 2021, Lion entered into a new credit agreement with a syndicate of lenders represented by National Bank of Canada, as administrative agent and collateral agent, and including Bank of Montreal and Federation des Caisses Desjardins du Quebec (the “Revolving Credit Agreement”). The Revolving Credit Agreement initially provided for a committed revolving credit facility in the maximum principal amount of $100,000,000, and was amended on January 25, 2022 to, inter alia, increase the maximum principal amount available thereunder to $200,000,000. The credit facility under the Revolving Credit Agreement is available for use to finance working capital and for other general corporate purposes, and available to be drawn subject to a borrowing base comprised of eligible accounts (including insured or investment grade accounts) and eligible inventory subject to customary eligibility and exclusionary criteria, advance rates and reserves. The credit facility under the Revolving Credit Facility currently bears interest at a floating rate by reference to the Canadian prime rate or pursuant to banker’s acceptance based on the CDOR rate, if in Canadian dollars, or the US base rate or Term Secured Overnight Financing Rate (SOFR), if in US dollars, as applicable, plus the relevant applicable margin. The Revolving Credit Agreement matures on August 11, 2024. The obligations under the Revolving Credit Agreement are secured by a first priority security interest, hypothec and lien on substantially all of Lion’s and certain of its subsidiaries’ property and assets (subject to certain exceptions and limitations). The Revolving Credit Agreement includes certain customary affirmative covenants, restrictions and negative covenants on Lion’s and its subsidiaries’ activities, subject to certain exceptions, baskets and thresholds. The Revolving Credit Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Finally, the Revolving Credit Agreement also requires Lion to maintain certain financial ratios and namely, an all times tangible net worth test and a springing fixed charge coverage ratio based on a minimum availability test. As at December 31, 2021, no amounts were drawn under the Revolving Credit Agreement.
Operating Facility
On February 25, 2019, Lion entered into a credit agreement with National Bank of Canada which was amended on September 23, 2019, May 15, 2020, August 25, 2020, December 2, 2020, and December 18, 2020 (the “Credit Agreement”). In connection with the closing of the business combination and private placement , Lion repaid in full all amounts owed under the Credit Agreement, and the Credit Agreement and all security related thereto were terminated (Note 4).

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

11- LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
11.1 Credit facilities (continued)
Operating Facility (continued)
The Credit Agreement provided for the following credit:
i.$27,489,000 (CA$35,000,000) operating revolving facility, bearing interest at the Canadian prime rate plus 1% (3.45%) for CAD dollar advances or bearing interest at the US prime rate plus 1% (4.75%) for US dollar advances;
As at December 31, 2020, the operating revolving facility was drawn as follows:
–Canadian dollar advances in the amount of $12,367,015 (CA$15,603,789);
–US dollar advances in the amount of $5,842,320 (CA$7,438,442).
ii.$35,343,000 (CA$45,000,000) term loan facility, bearing interest at the Canadian prime rate plus 9% for CAD dollar advances or US prime rate plus 9% for U.S dollar advances (Note 11); and
iii.$7,854,000 (CA$10,000,000) additional term loan facility, bearing interest at the Canadian prime rate plus 3% for CAD dollar advances or the US prime rate plus 3% for U.S. dollar advances (Note 11).
The operating revolving credit facility included a sub-facility for standby letters of credit with an aggregate cap of $392,700 (CA$500,000) (or the equivalent in other approved currencies).
The Group also had access to a discretionary credit card facility with a total authorized amount of $196,350 (CA$250,000),bearing interest at 19.15%, payable on demand and renewable or cancellable at any time by the bank and to a discretionary hedge facility (the "Hedge Facility") to mitigate foreign currency exchange rate risk and interest rate risk under derivative instruments with a total authorized amount up to $785,400 (CA$1,000,000).
The credit facilities were secured by $98,175,000 (CA$125,000,000) in hypothecs and security interests on the universality of tangible and intangible, present and future movable property of the Group. Under the terms of the Credit Agreement, the Group was required to comply with certain financial covenants, namely to maintain a minimum positive cash balance or available credit of at least $314,169 (CA$400,000), to achieve a minimum total debt to earnings before interest, taxes, depreciation and amortization (EBITDA) ratio of no greater than 4:1, to maintain a fixed charge coverage ratio of at least 1.10:1 and not to incur capital expenditures in excess of 102% of its financial model. In 2020, the Credit Agreement was amended and the bank waived compliance with the total debt to EBITDA ratio until March 30, 2021 as well as the fixed charge coverage ratio until September 29, 2021.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

11- LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
11.2 Loans on research and development tax credits and subsidies receivable
On May 6, 2021, Lion entered into a new loan agreement ("the Finalta Loan Agreement") with Finalta Capital Fund, L.P. ("Finalta") amending and restating in their entirety the two (2) loan agreements dated December 2018 and May 2020 that had previously been entered into with Finalta, as lender, to finance certain refundable tax credits and grants under government programs.
Finalta Loan Agreement
As of December 31, 2021, there was $10,564,590 (CA$13,393,787) outstanding under the loans governed by the Finalta Loan Agreement.
The Finalta Loan Agreement provides for a combined loan facility of up to a principal amount of approximately CA$13,500,000 and bears interest at the rate of 7.50% per annum. The Finalta Loan Agreement matures on May 31, 2022, and may be extended by one (1) year.
The obligations thereunder are secured by a first priority security interest, hypothec and lien in tax credits and government grants and a subordinate security interest, hypothec and lien in substantially all other property and assets to a maximum of $17,037,000 (CA$21,600,000).
The Finalta Loan Agreement includes certain customary restrictions and negative covenants on Lion’s activities, subject to certain exceptions, baskets, and thresholds. The Finalta Loan Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Upon the occurrence and during the continuance of an event of default, Finalta would be entitled to demand the immediate repayment of all amounts owing to it under the Finalta Loan Agreement and/or it may exercise its other rights, remedies and/or recourses.
Loan Agreement with Finalta Capital Fund- May 2020
In May 2020, Lion completed a financing with Finalta, as lender, with respect to the financing of certain refundable tax credits and grants under government programs. The May 2020 Finalta loan provides for a revolving credit facility in the maximum principal amount of $10,210,200 (CA$13,000,000). The facility bears interest at the fixed annual rate of 9.0% (less certain guarantee costs). The May 2020 Finalta loan matures on May 31, 2022 or earlier in certain circumstances specified therein, including upon the occurrence of an event of default which is not cured within the applicable cure period. The obligations thereunder are secured by a first priority security interest, hypothec and lien in tax credits and government grants and a second priority security interest, hypothec and lien in substantially all other property and assets. As of December 31, 2020, there was $9,591,623 (CA$12,212,405) outstanding under the May 2020 Finalta loan.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

11- LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
11.2 Loans on research and development tax credits and subsidies receivable (continued)
Loan Agreement with Finalta Capital Fund- December 2018
In December 2018, Lion completed a financing with Finalta, as lender, in the principal amount of $2,122,151 (CA$2,702,000) with respect to the financing of certain refundable tax credits and grants under government programs. The December 2018 Finalta loan bears interest at a rate equal to the prime rate of Finalta’s financial institution plus 6.55%, which rate may be reduced if certain financial covenants are met.
The December 2018 Finalta loan matured on the earlier of (a) 18 months after the end of the last fiscal year covered by the loan agreement, (b) the date of receipt by Lion of the financed tax credits or (c) upon the occurrence of an event of default that is not cured within the applicable cure period. The obligations under the December 2018 Finalta loan are secured by a first priority security interest, hypothec and lien in tax credits and government grants and a second priority security interest, hypothec and lien in substantially all other property and assets.

As of December 31, 2020, there was $841,949 (C$1,072,000) outstanding under the December 2018 Finalta loan.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

11- LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)

11.3 Economic Development Canada (EDC) loans
As of December 31, 2021 and 2020, the Group had Economic Development Canada loans divided as follow:

		Carrying Value		Nominal Value		Interest/Discount Rate	Instalment Payments
	Maturity	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
EDC unsecured loan for the acquisition of manufacturing equipment	January 2022	$14,670	$178,670	$14,705	$190,723	Without interest, discounted at 12%	Payable in a final instalment of $14,712 (CA$18,652) on maturity
EDC unsecured loan for the marketing of products in the United States	February 2022	$6,215	$41,298	$6,304	$44,399	Without interest, discounted at 12%	Payable in monthly instalments of $3,179 (CA$4,030) and a final instalment of $3,266 (CA$4,141) on maturity
EDC unsecured loan for the acquisition of moulds	February 2022	$3,512	$22,803	$3,574	$24,859	Without interest, discounted at 15%	Payable in a monthly instalments of $1,783 (CA$2,260) and a final instalment of $1,791 (CA$2,271) on maturity

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

11- LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
11.4 Secured loans for the acquisition of rolling stock
As of December 31, 2021 and 2020, the Group had loans related to the financing of the acquisition of rolling stock divided as follow:

	Maturity	Carrying Value		Security	Interest Rate	Instalment Payments
		December 31, 2021	December 31, 2020
Loan in the amount of $64,521 for the acquisition of rolling stock	December 2023	$21,025	$30,744	Secured by the asset financed having a net carrying amount of $25,339	4.25%	Payable in monthly instalments of $854 (CA$$1,087)
Loan in the amount of $58,753 for the acquisition of rolling stock	August 2024	$33,371	$44,934	Secured by the asset financed having a net carrying amount of $30,547	3.40%	Payable in monthly instalments of $1,021 (CA$1,300)
Loan in the amount of $61,106 for the acquisition of rolling stock	August 2024	$41,553	$55,005	Secured by the asset financed having a net carrying amount of $44,256	2.35%	Payable in monthly instalments of $1,279 (CA$1,629)

11.5     Loans related to Battery Manufacturing Plant and Innovation Center
Financing Agreement with Investissement Quebec
On July 1, 2021, the Company entered into an interest-bearing secured loan agreement with Investissement Quebec (the “IQ Loan”) relating to the construction of its battery manufacturing plant and innovation center projects in the Province of Quebec. The IQ Loan provides for financing of up to CA$50,000,000, of which up to 30% of the amount disbursed may be forgiven subject to the satisfaction of certain criteria tied to the Company and to the operations of the battery manufacturing plant and innovation center facilities. The IQ Loan will bear interest at a fixed rate equivalent to the cost of funds of Investissement Quebec on the date of the first disbursement thereunder, and will be repayable over a 15-year term beginning on such date. The IQ Loan contains certain affirmative and negative covenants, including covenants relating to the Company’s workforce, operations and research and development activities and to the location of its head office in the Province of Quebec, as well as certain financial covenants. The obligations under the IQ Loan are secured by a security interest, hypothec, and lien on substantially all of the Company’s and certain of its subsidiaries’ property and assets (subject to certain exceptions and limitations). As at December 31, 2021, no amounts were drawn under the IQ Loan.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

11- LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
11.5     Loans related to Battery Manufacturing Plant and Innovation Center (continued)

Financing Agreement with Strategic Innovation Fund of the Government of Canada
On August 19, 2021, the Company entered into an unsecured non-interest bearing loan agreement with the Strategic Innovation Fund of the Government of Canada relating to the construction of its battery manufacturing plant and innovation center projects in the Province of Quebec (the “SIF Loan”). The SIF Loan provides for financing of up to CA$49,950,000, of which up to 30% of the amount disbursed may be forgiven subject to the satisfaction of certain criteria tied to the Company and to the operations of the battery manufacturing plant and innovation center facilities. The SIF Loan is repayable over a 15-year term beginning in 2026. The SIF Loan contains certain affirmative and negative covenants, including covenants relating to Company’s workforce, operations and research and development activities and to the location of its head office in Canada. As at December 31, 2021, no amounts were drawn under the SIF Loan.
12 - TRADE AND OTHER PAYABLES

Trade and other payables consist of the following:

	December 31, 2021	December 31, 2020
	$	$
Trade accounts	25,504,588	8,193,582
Accrued liabilities payable	7,839,042	1,219,805
Financial liabilities	33,343,630	9,413,387

Allowance for warranties	502,982	381,752
Salaries and vacations payable	4,576,361	1,566,103
Deductions at source	869,935	399,370
Sales taxes payable	636,939	470,113
Deferred revenue	479,718	173,889
Non-financial liabilities	7,065,935	2,991,227
	40,409,565	12,404,614

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

13 - SHARE WARRANT OBLIGATIONS
13.1 Warrants issued to a customer
On July 1, 2020, in connection with the entering into of a master purchase agreement and a work order (collectively, the “MPA”) with Amazon Logistics, Inc., the Company issued a warrant to purchase common shares of the Company (the “Warrant”) to Amazon.com NV Investment Holdings LLC (the “Warrantholder”) which vests, subject to the terms and conditions contained therein, based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on the Group's products or services.
At the election of the Warrantholder, any vested portion of the Warrant can be exercised either on a cash basis by the payment of the applicable exercise price or on a net issuance basis based on the in-the-money value of the Warrant. The exercise of the Warrant corresponds to $5.66 per share. The Warrant grants the Warrantholder the right to acquire up to 35,350,003 common shares of the Company.
There was an initial vesting of a portion of the Warrant which is exercisable for 5,302,511 common shares as at December 31, 2021 and 2020. The remaining portion of the Warrant vests in three tranches based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on Group products or services. The Warrant has a term of 8 years. Full vesting of the Warrant requires spending of at least $1.1 billion on Group products or services over the term of the Warrant, subject to accelerated vesting upon the occurrence of certain events, including a change of control of the Group or a termination of the MPA for cause.
The fair value of the Warrant was determined using the Black-Scholes option pricing model taking into account the following assumptions:

	December 31, 2021	December 31, 2020

Exercise price ($)	5.66	5.66
Share price ($)	9.94	10.00
Volatility (%)	40%	40%
Risk-free interest rate (%)	1.27%	0.69%
Expected warrant life (years)	6.50	7.50

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

13 - SHARE WARRANT OBLIGATIONS (CONTINUED)
13.1 Warrants issued to a customer (continued)
The Group has recognized the following contract asset and share warrant obligation:

	December 31, 2021	December 31, 2020
	$	$
Contract asset
Beginning Balance	14,327,709	13,427,493
Amortization	(284,625)	–
Foreign currency translation adjustment	70,331	900,216
Ending Balance	14,113,415	14,327,709

Share warrant obligation
Beginning Balance	31,549,033	13,227,703
Fair value adjustment	492,091	16,847,470
Foreign currency translation adjustment	(1,169,680)	1,473,860
Ending Balance	30,871,444	31,549,033
13.2 Warrants issued as part of the business combination transaction
Upon completion of the Transaction on May 6, 2021, each outstanding warrant to purchase shares of NGA’s common stock was converted into a warrant to acquire one common share of the Company, at a price of $11.50 per share. A total of 27,111,741 NGA warrants were converted into 27,111,741 warrants of the Company, 15,972,672 of which are publicly traded and 11,139,069 of which are private. As at December 31, 2021, there were 27,111,623 warrants outstanding of which 15,972,664 are publicly traded and 11,138,959 are private.
Each public warrant entitles the holder to purchase one common share for a price $11.50 per share. The public warrants became exercisable 30 days after the completion of the business combination transaction and will expire five years after the completion of the business combination transaction, or earlier upon redemption or liquidation. The Company may redeem the outstanding public warrants after they become exercisable, in whole at a price of $0.01 per public warrant, provided that the last reported sales price of the Company’s common shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period commencing once the public warrants become exercisable and ending on the third trading day prior to the date on which the Company gives proper notice of such redemption.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

13 - SHARE WARRANT OBLIGATIONS (CONTINUED)
13.2 Warrants issued as part of the business combination transaction (continued)
The fair value of the public warrants were determined using their market trading price as follows:

	December 31, 2021	May 6, 2021
Warrant price ($)	2.73	6.00
Each private warrant entitles the holder to purchase one common share for a price of $11.50 per share and became exercisable 30 days following the completion of the business combination transaction and will expire five years after the completion of the business combination transaction. The private warrants are not redeemable by the Company so long as they are held by the NGA Sponsor or its permitted transferees. The fair value of the private warrants was determined using the Black-Scholes option pricing model taking into account the following assumptions:

	December 31, 2021	May 6, 2021

Exercise price ($)	11.50	11.50
Share price ($)	9.94	16.17
Volatility (%)	40%	29%
Risk-free interest rate (%)	1.27%	1%
Expected warrant life (years)	4.33	5.00
The expected volatility was determined by reference to historical data of comparable share prices over the expected life of the warrants.
The Group has recognized the following warrant obligations:

	Public warrants	Private warrants	Total
	$	$	$
Beginning balance at May 6, 2021	95,836,032	73,616,827	169,452,859
Fair value adjustment	(48,935,404)	(37,352,590)	(86,287,994)
Exercised	—	(442)	(442)
Foreign currency translation adjustment	(3,938,953)	(3,870,980)	(7,809,933)
Balance at December 31, 2021	42,961,675	32,392,815	75,354,490

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

14 - EMPLOYEE BENEFITS EXPENSE
The following table summarizes the employee benefits expense recorded and included in administrative and selling expenses during the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
	$	$	$
Wages and salaries (Note 14.1)	24,316,116	6,651,138	4,726,926
Share-based compensation (Note 15)	71,081,047	65,248,941	1,421,973
	95,397,163	71,900,079	6,148,899
14.1 Government assistance
Among the measures designed to alleviate the repercussions of the COVID-19 crisis, in 2020, the Group was eligible for a grant under the Canada Emergency Wage Subsidy program for which the Group applied for and received an amount of $3,680,007 (CA$4,932,324) in subsidies. From the total subsidies, an amount of $2,455,588 (CA$3,291,232) was accounted for as a reduction of the wages and salaries capitalized as part of the development costs and the remaining amount was accounted for as reduction of the related wages and salaries in the consolidated statement of loss.
15 - SHARE-BASED COMPENSATION
15.1 Stock options
The Group has a stock option plan (the "Plan") for its key employees, officers and consultants under which it has authorized the grant of options for the purchase of its common shares for a maximum of 10% of outstanding common shares.
The Board of Directors shall determine the stock option term, which shall be no more than 10 years. Under the terms of the plan, the exercise price of each option cannot be below the fair value of the common shares on the grant date. Unless otherwise determined by the Board of Directors, the options granted under the plan vest within four years, beginning on the first anniversary of the date of granting. The option redemption value is the excess of the fair market value of the shares over the option exercise price, with the fair value of the shares being determined on the basis of the last approved financial statements.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

15 - SHARE-BASED COMPENSATION (CONTINUED)
15.1 Stock options (continued)
Change in Method of Settlement
As of May 6, 2021, the cash settlement option in the Company’s stock option plan was removed. As a result, the liability for share-based compensation was re-measured to fair value at May 6, 2021, with changes in fair value recognized in net earnings (loss), and the resulting fair value of $130,276,188 was transferred to contributed surplus within shareholders’ equity (deficiency). The following principal weighted assumptions were used in the Black-Scholes option pricing model to remeasure the share-based compensation liability relating to stock options as at May 6, 2021:

May 6, 2021

Exercise price (CA $)	1.17
Share price (CA $)	19.73
Volatility (%)	40%
Risk-free interest rate (%)	1.40%
Expected option life (years)	7.58
The following table summarizes the outstanding options as at December 31, 2021, 2020 and 2019 and changes during the years then ended:

	2021		2020		2019
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise Price
		CA$		CA$		CA$
Outstanding, beginning of year	10,375,195	1.17	10,605,039	0.93	5,902,399	0.93
Granted	294,854	21.86	412,890	6.90	4,702,640	0.93
Exercised	(1,505,000)	0.93	—	—	—	—
Forfeited	(92,900)	6.90	—	—	—	—
Cancelled	—	—	(642,734)	0.93	—	—
Outstanding, end of year	9,072,149	1.82	10,375,195	1.17	10,605,039	0.93
Exercisable, end of year	5,054,976	1.06	5,220,437	0.93	2,877,418	0.93

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

15 - SHARE-BASED COMPENSATION (CONTINUED)
15.1 Stock options (continued)
The following table summarizes the information relating to stock options outstanding:

	As at December 31, 2021
	Number of stock options	Remaining contractual life (years)	Number of stock options exercisable
Exercise price
CA$0.93 (issued in 2018)	4,792,398	5.94	3,316,799
CA$0.93 (issued in 2019)	3,664,907	7.77	1,634,954
CA$6.90 (issued in 2020)	319,990	8.71	103,223
CA$15.45 (issued in 2021)	26,389	9.65	—
CA$23.02 (issued in 2021)	253,865	9.49	—
CA$13.29 (issued in 2021)	14,600	9.94	—
	9,072,149		5,054,976

	As at December 31, 2020
	Number of stock options	Remaining contractual life (years)	Number of stock options exercisable
Exercise price
CA$0.93 (issued in 2018)	5,312,160	6.86	4,205,458
CA$0.93 (issued in 2019)	4,650,145	8.78	1,014,979
CA$6.90 (issued in 2020)	412,890	9.71	—
	10,375,195		5,220,437

	As at December 31, 2019
	Number of stock options	Remaining contractual life (years)	Number of stock options exercisable
Exercise price
CA$0.93 (issued in 2018)	5,902,399	7.88	2,877,418
CA$0.93 (issued in 2019)	4,702,640	9.08	—
	10,605,039		2,877,418

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

15 - SHARE-BASED COMPENSATION (CONTINUED)
15.1 Stock options (continued)
The following table summarizes the weighted average values for the assumptions used in the Black-Scholes option pricing model for the stock option grants during the year ended December 31, 2021 and the weighted assumptions used in the valuations to remeasure the share-based compensation liability as at December 31, 2020 and 2019:

	2021	2020	2019
Expected dividends per share (CA$)	—	—	—
Exercise price (CA$)	21.86	1.20	0.93
Share price (CA$)	21.86	12.73	0.93
Expected Volatility (%)	40%	40%	50%
Risk-free interest rate (%)	1.16%	0.59%	1.67%
Expected option life (years)	7.50	7.80	8.70
The expected volatility was determined by reference to historical data of comparable companies share prices over the expected life of the stock options.
The following table summarizes share-based compensation liabilities recorded in the consolidated statements of financial position:

	December 31, 2021	December 31, 2020
	$	$
Share-based compensation liability, current	—	35,573,558
Share-based compensation liability, non-current	—	35,126,025
	—	70,699,583
As at December 31, 2020, the weighted average intrinsic value per option was CA$10.51.
Compensation expense related to the stock options was recognized in the consolidated statement of loss for fiscal 2021 in the amount of $70,793,763 (2020 – $65,248,941; 2019 – $1,421,973) of which $56,461,189 (2020 – $55,072,814; 2019 – $1,104,185) is accounted for within administrative expense and $14,332,574 (2020 – $10,176,127; 2019 – $317,788) is accounted for within selling expenses. Compensation expense related to stock options amounting to $56,150,430 increased the fair value of the share-based compensation liability up to May 6, 2021 (before being transferred to contributed surplus on May 6, 2021), and an amount of $14,643,333 was recorded directly in contributed surplus. When the underlying shares are issued, the amounts previously credited to contributed surplus are transferred to share capital.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

15 - SHARE-BASED COMPENSATION (CONTINUED)
15.2 Restricted share units
In June 2021, the Company approved a restricted share unit (“RSU”) plan for officers and other key employees of the Group. A RSU represents the right of an individual to receive one common share of the Company on the vesting date without any monetary consideration being paid to the Company.

All RSUs vest within a maximum three-year vesting period and they can be settled in cash based on the Company’s share price on the vesting date, or through the delivery of common shares issued from treasury or purchased on the open market, at the Company's option. RSUs are expected to be settled in common shares purchased on the open market. As at December 31, 2021, none of the outstanding RSUs were vested.

Compensation cost for RSUs is measured at the fair value of the underlying common share at the grant date and is expensed over the award's vesting period.

	2021		2020
	Number of restricted share units	Weighted average exercise price	Number of restricted share units	Weighted average exercise price
		CA$		CA$
Outstanding, beginning of year	—	—	—	—
Granted	36,247	18.59
Outstanding, end of year	36,247	18.59	—	—
Vested, end of year	—	—	—	—
All RSUs have an average remaining contractual life of approximately 2.9 years as at December 31, 2021.
Compensation expense related to the RSUs was recognized in the consolidated statement of loss for fiscal 2021 in the amount of $77,861 of which $47,720 is accounted within administrative expenses and $30,141 is accounted within selling expenses.The corresponding increase is recorded in contributed surplus. When the underlying shares are issued, the amounts previously credited to contributed surplus are transferred to share capital.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

15 - SHARE-BASED COMPENSATION (CONTINUED)
15.3 Deferred share units
In June 2021, the Company approved a deferred share unit (“DSU”) plan for officers and other key employees of the Group. A DSU represents the right of an individual to receive one common share of the Company on the vesting date without any monetary consideration being paid to the Company.
All DSUs vest on the date of the grant, except otherwise determined by the Board of Directors, and they can be settled in cash based on the Company’s share price on the vesting date, through the delivery of common shares issued from treasury or purchased on the open market, at the Company's option or a combination of both. As at December 31, 2021, all of the outstanding DSUs were vested.

Compensation cost for DSUs is measured at the fair value of the underlying common share at the grant date and is expensed over the award's vesting period.

	2021		2020
	Number of deferred share units	Weighted average exercise Price	Number of deferred share units	Weighted average exercise Price
		CA$		CA$
Outstanding, beginning of year	—	—	—	—
Granted	18,755	14.07
Outstanding, end of year	18,755	14.07	—	—
Vested, end of year	18,755	14.07	—	—
Compensation expense related to the DSUs was recognized in administrative expenses in the statement of consolidated loss for fiscal 2021 in the amount of $209,423 with a corresponding increase in contributed surplus. When the underlying shares are issued, the amounts previously credited to contributed surplus are transferred to share capital.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

16 - CONVERTIBLE DEBT INSTRUMENTS

	March 2020 Convertible Loan	September 2020 Convertible Debenture	Total Convertible Debt Instruments	Conversion Option
	$	$	$	$
Balance at January 1, 2021	3,676,252	15,190,638	18,866,890	1,472,520
Accretion expense	483,050	2,020,047	2,503,097	–
Foreign currency translation adjustment	216,480	844,081	1,060,561	.
Repayment	(4,375,782)	(18,054,766)	(22,430,548)	(1,472,520)
Balance at December 31, 2021	–	–	–	–

	March 2020 Convertible Loan	September 2020 Convertible Debenture	Total Convertible Debt Instruments	Conversion Option
	$	$	$	$
Beginning balance	–	–	–	–
Issuance of March 2020 Convertible Loan	3,741,675	–	3,741,675	–
Conversion option of the March 2020 Convertible Loan	(422,940)	–	(422,940)	422,940
Issuance of September 2020 Convertible Debenture	–	15,340,000	15,340,000	–
Conversion option of the September 2020 Convertible Debenture	–	(1,049,580)	(1,049,580)	1,049,580
Accretion expense	278,725	886,250	1,164,975	–
Less: financing fees	(70,376)	(313,131)	(383,507)	–
Foreign currency translation adjustment	149,168	327,099	476,267	–
Ending balance	3,676,252	15,190,638	18,866,890	1,472,520

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

16 - CONVERTIBLE DEBT INSTRUMENTS (CONTINUED)
March 2020 Convertible Loan
In March 2020, the Company completed a financing through the issuance of an unsecured convertible loan (the “March 2020 Convertible Loan”) to Investissement Quebec in the principal amount of $3,741,675 (CA$5,000,000). The March 2020 Convertible Loan bore interest of 7.5% and had a maturity date of March 3, 2025. An amount of $70,376 (CA$94,043) in financing fees was incurred as a direct cost in the closing of the financing. This balance was capitalized and netted against the proceeds received from the issuance of the March 2020 Convertible Loan. Since the financial instrument meets the “Fixed for Fixed” criteria under IAS 32 – Financial Instruments: Presentation (“IAS 32”), the conversion option was classified as an equity instrument at the issuance date and was not subsequently remeasured. The debt portion of the March 2020 Convertible Loan was recorded at the estimated fair value of $3,318,735 (CA$4,400,000) using an effective interest rate of 10.76% per annum at the time of issuance with the residual value of $422,940 (CA$600,000) recorded as separate component of equity. On May 6, 2021 the Company repaid the March 2020 Convertible Loan in full (including accrued interest).
September 2020 Convertible Debenture
In September 2020, the Company completed a financing through the issuance of an unsecured convertible debenture (the “September 2020 Convertible Debenture”) to Investissement Quebec in the principal amount of $15,340,000 (CA$20,000,000). The September 2020 Convertible Debenture bore interest of 15% and had a maturity date of September 1, 2023. An amount of $313,131 (CA$417,675) in financing fees was incurred as a direct cost in the closing of the financing. This balance was capitalized and netted against the proceeds received from the issuance of the September 2020 Convertible Debenture. Since the financial instrument meets the “Fixed for Fixed” criteria under IAS 32, the conversion option was classified as an equity instrument at the issuance date and is not subsequently remeasured. The debt portion of the September 2020 Convertible Debenture was recorded at the estimated fair value of $14,290,420 (CA$18,600,000) using an effective interest rate of 20.52% per annum at the time of issuance with the residual value of $1,049,580 (CA$1,400,000) recorded as a separate component in equity. On May 6, 2021 the Company repaid the September 2020 Convertible Debenture in full (including accrued interest).

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

17 - FINANCE COSTS
Finance costs for the reporting periods consist of the following:

	2021	2020	2019
	$	$	$
Interest on long-term debt	3,042,675	1,978,623	813,538
Interest on lease liabilities	876,321	259,055	44,850
Interest on convertible debt instruments	2,503,097	1,034,927	—
Accretion and revaluation expense on balance of purchase price payable related to the acquisition of the dealership rights	125,290	582,018	494,581
Accretion expense on common shares, retractable	2,031,863	4,791,806	2,746,799
Other	(246,769)	20,976	12,707
	8,332,477	8,667,405	4,112,475
18 - INCOME TAXES
The reconciliation of the effective tax rate is as follows:

	2021	2020	2019
	$	$	$
Loss before income taxes	(43,325,320)	(97,351,667)	(3,067,332)
Combined statutory income tax rate in Canada	26.50%	26.50%	26.60%
Expected income tax recovery	(11,481,210)	(25,798,192)	(815,910)
Non-deductible share-based employee remuneration	18,836,477	17,290,969	378,232
Change in fair value of share warrant obligations	(22,735,914)	4,464,840	—
Non-deductible accretion expense	538,444	1,359,632	763,670
Change in unrecognized deferred tax assets	13,867,662	2,755,878	(492,129)
Impact of US tax rate applicable to the subsidiary	223,297	25,754	34,128
Non-deductible expenses	818,490	43,810	135,707
Other	(67,246)	(142,691)	302
	—	—	4,000

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

18 - INCOME TAXES (CONTINUED)

The components of deferred income tax assets and (liabilities) are as follows:

	December 31, 2021	December 31, 2020
	$	$
Property, plant and equipment	(472,000)	(1,007,000)
Right-of-use assets	(12,443,000)	(1,973,000)
Intangible assets	(19,761,000)	(10,190,000)
Balance of purchase price related to the acquisition of the dealership rights	577,000	557,000
Lease liabilities	12,719,000	2,032,000
Non-capital losses carry-forward	15,674,000	5,641,000
Research and development expenditures carry-forward	874,000	4,682,000
Deferred financing cost	(182,000)	—
Financing fees and other	3,014,000	258,000
	—	—

The Group has unused research and development expenditures carry-forward for which deferred tax assets have not been recognized amounting to $57,051,000 ($12,286,000 as at December 31, 2020). Research and development expenditures can be carried forward indefinitely. In addition, the Group also has access to federal non-refundable investment tax credits in the amount of $9,074,000 ($4,827,000 as at December 31, 2020) expiring between 2037 and 2041. For the years ended December 31, 2021 and 2020, deferred tax assets were recognized on all unused losses available.

The Group also has, through its subsidiaries in the United States of America, unused tax losses carried forward amounting to $15,416,000 ($6,382,000 as at December 31, 2020) for which no deferred tax asset has been recognized. These losses can be carried forward indefinitely.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

19 - EARNINGS PER SHARE

	2021	2020	2019
	$	$	$
Net loss	(43,325,320)	(97,351,667)	(3,071,332)
Basic weighted average number of common shares outstanding	162,245,092	110,551,314	106,386,720
Basic loss per share	(0.27)	(0.88)	(0.03)

Basic weighted average number of common shares outstanding	162,245,092	110,551,314	106,386,720
Plus dilutive impact of stock options, RSUs, DSUs, and warrants	—	—	—
Diluted weighted average number of common shares outstanding	162,245,092	110,551,314	106,386,720
Diluted loss per share	(0.27)	(0.88)	(0.03)
Excluded from the above calculations for the years ended December 31, 2021, 2020 and 2019 are all outstanding stock options, share warrant obligations, RSUs, and DSUs, (conversion options on convertible debentures for the year ended December 31, 2020) which are deemed to be anti-dilutive as they would have the effect of decreasing the loss per share.

20 - SUPPLEMENTAL CASH FLOW DISCLOSURE
The net changes in non-cash working capital items are detailed as follows:

	2021	2020	2019
	$	$	$
Inventories	(78,629,302)	(24,531,634)	(2,425,104)
Accounts receivable	(17,359,223)	(1,135,798)	(8,898,565)
Prepaid expenses	(4,407,403)	(756,600)	(152,908)
Trade and other payables (1)	17,245,077	5,508,396	1,365,888
	(83,150,851)	(20,915,636)	(10,110,689)
(1)Includes $554,310 of payables related to the acquisition of intangible assets and $8,797,575 related to the acquisition of property, plant and equipment for the year ended December 31, 2021.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

20 - SUPPLEMENTAL CASH FLOW DISCLOSURE (CONTINUED)
The changes in the Group’s liabilities arising from financing activities can be classified as follows (see Note 16 for convertible debt instruments and Note 22 for common shares, retractable):

	Credit facilities	Loan on research and development tax credits and subsidies receivable	Long-term debt	Lease liabilities	Total
	$	$	$	$	$
Balance at January 1, 2021	18,209,335	10,433,572	26,817,815	7,719,108	63,179,830
Cash flows :
Repayment	(19,188,863)	(2,829,254)	(41,611,760)	(2,969,809)	(66,599,686)
Proceeds	—	2,934,384	15,775,473	—	18,709,857
Non-cash :
Accretion (revaluation) expense	—	—	125,290	876,321	1,001,611
Borrowings costs, capitalized within intangible assets	—	—	2,516	117	2,633
Non-monetary additions	—	—	—	56,575,021	56,575,021
Unrealized foreign exchange gain	—	—	(16,732)	(42,772)	(59,504)
Foreign currency translation adjustment	979,528	25,888	1,420,478	51,331	2,477,225
Balance at December 31, 2021	—	10,564,590	2,513,080	62,209,317	75,286,987

Balance at January 1, 2020	10,345,924	3,564,637	11,783,882	6,669,787	32,364,230
Cash flows :
Repayment	—	(3,242,248)	(1,659,855)	(1,605,082)	(6,507,185)
Proceeds	7,272,073	9,699,300	15,021,339	—	31,992,712
Non-cash :
Accretion expense	—	—	582,018	259,055	841,073
Borrowings costs, capitalized within intangible assets	—	—	41,161	18,320	59,481
Non-monetary additions	—	—	61,106	2,196,962	2,258,068
Unrealized foreign exchange loss	—	—	7,893	—	7,893
Foreign currency translation adjustment	591,338	411,883	980,271	180,066	2,163,558
Balance at December 31, 2020	18,209,335	10,433,572	26,817,815	7,719,108	63,179,830

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

20 - SUPPLEMENTAL CASH FLOW DISCLOSURE (CONTINUED)

	Credit facilities	Loan on research and development tax credits and subsidies receivable	Long-term debt	Lease liabilities	Total
	$	$	$	$	$
Balance at January 1, 2019	3,738,300	2,319,945	504,641	981,330	7,544,216
Cash flows :
Repayment		(2,385,259)	(1,517,192)	(671,548)	(4,573,999)
Proceeds	6,283,827	3,489,336	7,572,316	—	17,345,479
Non-cash :
Accretion expense	—	—	538,973	44,850	583,823
Borrowings costs, capitalized within intangible assets	—	—	82,112	7,431	89,543
Non-monetary additions	—	—	4,521,723	6,139,201	10,660,924
Unrealized foreign exchange gain	—	—	(145,872)	—	(145,872)
Foreign currency translation adjustment	323,797	140,615	227,181	168,523	860,116
Balance at December 31, 2019	10,345,924	3,564,637	11,783,882	6,669,787	32,364,230

21- RELATED PARTY TRANSACTIONS
21.1 Transactions with key management personnel
Key management personnel includes those individuals that have authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, and is comprised of the members of the executive management team and the Board of Directors. Key management personnel remuneration includes the following expenses:

	2021	2020	2019
	$	$	$
Salaries including bonuses	2,137,182	650,950	477,916
Share-based payments	47,956,085	62,190,367	999,616
Total remuneration	50,093,267	62,841,317	1,477,532

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

21- RELATED PARTY TRANSACTIONS (CONTINUED)
21.2 Transactions with a shareholder's company exercising significant influence

	2021	2020	2019
	$	$	$
Management Fees	—	—	22,609
Management fees were paid to a shareholder's company exercising significant influence at the time for services rendered to the Group during the year ended December 31, 2019. Such services ended during the second half of 2019.
These transactions are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties. Unless otherwise stated, none of these transactions included special terms or conditions. No guarantees were given. Management fees are recorded within administration expenses.
22. SHARE CAPITAL
22.1 Authorized
The authorized share capital is as follows:
–Unlimited number of common shares, bearing one voting right per share, participating, without par value.
–Unlimited number of preferred shares, issuable in one or more series.
The authorized share capital was modified effective May 6,2021 by creating an unlimited number of preferred shares, issuable in one or more series.
22.2 Issued
All issued and outstanding common shares are fully paid.
During the year ended December 31, 2019, the Group issued 10,712,158 common shares for cash. A portion of these issued shares, representing 1,499,571 common shares, was presented in liabilities with common shares, retractable since the shareholder may require redemption (Note 22.3).

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

22. SHARE CAPITAL (CONTINUED)
22.3 Common shares, retractable
At the closing of the Transaction, the repurchase (put) rights of the common shares, retractable were reclassified from non-current liabilities to equity, as the repurchase (put) rights no longer exist at closing of the Transaction (Note 4).
The following table summarizes the common shares, retractable as at December 31, 2021, 2020 and 2019 and changes during the years then ended:

	December 31, 2021		December 31, 2020		December 31, 2019
	Number	$	Number	$	Number	$
Common shares, retractable
Balance, beginning of the year	17,994,857	25,855,509	17,994,857	20,050,896	16,709,530	14,936,455
Shares issued and fully paid	—	—	—	—	1,499,571	1,054,999
Shares redeemed	—	—	—	—	(214,244)	12,538
Reclass to equity	(17,994,857)	(29,072,804)	—	—	—	—
Accretion expense	—	2,031,863	—	5,130,685	—	3,202,831
Foreign currency translation adjustment	—	1,185,432	—	673,928	—	844,073
Balance, end of year	—	—	17,994,857	25,855,509	17,994,857	20,050,896
Under the terms of the Company’s unanimous shareholders agreement in effect until May 6, 2021, a shareholder holding retractable common shares had the right, subject to the terms and conditions contained in the unanimous shareholders’ agreement (including that not all of the shares held by such shareholder have been sold to another shareholder holding a call right with respect to such shares), to require that the Company repurchase all of these shares on June 15, 2022 at a price per share based on EBITDA calculated using the audited December 31, 2021 consolidated financial statements, multiplied by 10, less net debt (based on the audited December 31, 2021 consolidated financial statements) then divided by the number of outstanding shares on the transaction date.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

22. SHARE CAPITAL (CONTINUED)
22.3 Common shares, retractable (continued)
During the year ended December 31, 2019, a shareholder who held 214,244 common shares exercised his right, under the unanimous shareholders’ agreement, to require that the Company repurchase his shares, for a total purchase price of $150,020, in cash.
Common shares that were subject to a repurchase (put) right in favor of shareholders were classified as a financial liability until May 6, 2021. The financial liability was initially measured at fair value.
At each reporting period, the liability was measured at amortized cost, until May 6, 2021. An accretion expense amounting to $2,031,863 was recorded in the consolidated loss for the year ended December 31, 2021. A $4,791,806 accretion expense was recorded in consolidated loss for the year ended December 31, 2020 ($2,746,799 in 2019) and $338,879 was capitalized as intangible assets ($456,032 in 2019).

23 - ENTITY-WIDE DISCLOSURES
The Group has one reportable operating segment, the manufacturing and sales of electric vehicles in Canada and in the United States.
The Group's revenue from external customers are divided into the following geographical areas:

	2021	2020	2019
Revenue from External Customers	$	$	$
Canada	37,484,524	11,594,344	11,732,218
United States	20,225,680	11,828,279	19,130,258
	57,710,204	23,422,623	30,862,476
During the year ended December 31, 2021, 10.1% of the Group's revenue depended on one customer (December 31, 2020: three customers, 16.4%, 13.4%, and 10.7% respectively, and December 31, 2019: one customer, 10.15%).

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

23 - ENTITY-WIDE DISCLOSURES (CONTINUED)
The Group’s non-current assets are allocated to geographic areas as follows:

	December 31, 2021
	Canada	United States	Total
	$	$	$
Property, plant and equipment	18,035,651	14,632,507	32,668,158
Right-of-use assets	7,446,976	53,455,386	60,902,362
Intangible assets	76,127,010	5,772,820	81,899,830
Contract asset	14,113,415	—	14,113,415
	115,723,052	73,860,713	189,583,765

	December 31, 2020
	Canada	United States	Total
	$	$	$
Property, plant and equipment	5,050,367	396,440	5,446,807
Right-of-use assets	5,586,207	1,912,517	7,498,724
Intangible assets	36,615,165	5,475,678	42,090,843
Contract asset	14,327,709	—	14,327,709
	61,579,448	7,784,635	69,364,083
Geographical areas are determined according to where the sales take place and according to the location of the long-term assets.
24 - FINANCIAL INSTRUMENT RISK AND CAPITAL MANAGEMENT
24.1 Financial risk management objectives and policies
Based on the Group's activities and as a result of holding financial instruments, the group is exposed to various financial risks. The main types of risks are market risk, credit risk and liquidity risk.
The Group’s financial assets and liabilities by category are summarized in Note 10.
The Group’s risk management is coordinated at its headquarters, in close cooperation with the Board of Directors, and focuses on actively securing the Group’s short to medium-term cash flows by minimizing the exposure to financial markets.
The Group does not actively engage in the trading of financial assets for speculative purposes nor does it write options. The most significant financial risks to which the Group is exposed are described below.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

24 - FINANCIAL INSTRUMENT RISK AND CAPITAL MANAGEMENT (CONTINUED)
24.2 Market risk
The Group's financial instruments expose it to market risks, in particular, currency risk and interest rate risk, resulting from its operating, investing and financing activities:
Foreign currency
The majority of the Group's transactions are in Canadian dollars. Currency risk results from the Group's sales denominated in foreign currency which are primarily in US dollars and purchases which are in US dollars and Euro. The Group is exposed to currency risk due to cash, trade and other receivables, credit facilities and trade and other payables denominated in foreign currencies.
Foreign currency denominated financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts shown are those reported to key management, in US dollars:

	December 31, 2021		December 31, 2020
	Assets	Liabilities	Assets	Liabilities
	$	$	$	$
Bank overdraft	—	—	—	48,880
Trade receivables	10,338,493	—	4,497,469	—
Incentives from "support program for the deployment of electric school buses" and from "zero-emission truck and bus program" receivable	—	—	2,860,000	—
Credit facilities	—	—	—	5,842,320
Trade and other payables	—	6,813,836	—	1,079,926
Long term debt - balance of purchase price payable related to the acquisition of dealership rights	—	2,392,734	—	2,882,361
	10,338,493	9,206,570	7,357,469	9,853,487
The impact on comprehensive loss and shareholder's equity of a 10% increase or decrease in foreign currencies on the Group’s financial instruments based on balances at December 31, 2021 would be approximately $120,000 ($250,000 as at December 31, 2020).
Interest rate sensitivity
The Group is exposed to interest rate risk with respect to financial assets and liabilities bearing fixed and variable interest rates. Some long-term debts bear interest at a fixed rate and the Group is, therefore, exposed to the risk of changes in fair value resulting from interest rate fluctuations.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

24 - FINANCIAL INSTRUMENT RISK AND CAPITAL MANAGEMENT (CONTINUED)
24.2 Market risk (continued)
Interest rate sensitivity (continued)
The credit facilities, loans on research and development tax credits and subsidies receivable and the term loan bear interest at variable rates and the Group is, therefore, exposed to the cash flow risks resulting from interest rate fluctuations. The Group analyzes its cash flow exposure and interest fluctuations on an ongoing basis.
Based on balances as at December 31, 2021, sensitivity to a plus or minus 1% change in interest rates would affect the profit or loss and equity by $131,000 (approximately $552,000 as at December 31, 2020).
24.3 Credit risk analysis
Credit risk is the risk that a counterparty fails to discharge an obligation to the Group. The Group is exposed to this risk for various financial instruments, for example by granting receivables to customers. The Group’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognized on the consolidated statement of financial position.
The Group continuously monitors defaults of customers and other counterparties, identified either individually or by group, and incorporates this information into its credit risk controls. Where available at reasonable cost, external credit ratings and/or reports on customers and other counterparties are obtained and used. The Group’s policy is to deal only with creditworthy counterparties.
The Group’s management considers that all the financial assets that are not impaired or past due for each of the reporting dates presented are of good credit quality. The Group had never experienced credit losses. Consequently, credit risk is not considered material.
24.4 Liquidity risk analysis
In the normal course of business, the Group enters into contractual obligations that will require the Group to disburse cash over future periods. Liquidity risk is that the Group might be unable to meet its contractual obligations.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

24 - FINANCIAL INSTRUMENT RISK AND CAPITAL MANAGEMENT (CONTINUED)
24.4 Liquidity risk analysis (continued)
The Group’s liquidity and operating results may be adversely affected if the Group’s access to the equity market is hindered, whether as a result of a downturn in the economic conditions generally or related to matters specific to the Group. Over the years, the Group generated cash flows from its financing activities and from its sales. The Group mitigates liquidity risk through the implementation of its capital management policy by managing its capital expenditures, forecast, budget and operational cash flows, and by maintaining adequate lines of credit, if needed.
All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, which are included in the table of contractual obligations below.
The following tables set forth the maturity of our contractual obligations (including interest payments where applicable) as at December 31, 2021 and as at December 31, 2020:

	December 31, 2021
	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years
	$	$	$	$	$	$
Loans on research and development tax credits and subsidies receivable(1)	10,564,590	10,564,590	10,564,590	—	—	—
Trade and other payables	33,343,630	33,343,630	33,343,630	—	—	—
Dealership rights	2,392,734	2,392,734	2,392,734	—	—	—
Long-term debt	120,346	123,098	59,266	63,832	—	—
Purchase and other obligations	–	91,585,031	91,585,031	—	—	—
Lease obligations	62,209,317	87,389,875	7,953,283	16,046,201	12,345,355	51,045,036
Total contractual obligations	108,630,617	225,398,958	145,898,534	16,110,033	12,345,355	51,045,036
(1) Represents the amount outstanding under the loans governed by the Finalta Loan Agreement (Note 11.2)

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

24 - FINANCIAL INSTRUMENT RISK AND CAPITAL MANAGEMENT (CONTINUED)
24.4 Liquidity risk analysis (continued)

	December 31, 2020
	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years
	$	$	$			$
Bank overdraft	91,076	91,076	91,076	—	—	—
Credit facilities	18,209,335	18,209,335	18,209,335	—	—	—
Loans on research and development tax credits and subsidies receivable	10,433,572	10,433,572	10,433,572	—	—	—
Trade and other payables	9,413,387	9,413,387	9,413,387	—	—	—
Long-term debt	26,817,815	27,141,693	27,019,000	104,647	18,046	—
Convertible debt instruments	18,866,890	30,828,063	—	25,244,960	5,583,103	—
Common shares, retractable	25,855,509	25,855,509	—	25,855,509	—	—
Lease obligations	7,719,108	8,437,469	1,814,635	3,611,369	2,784,335	227,130
Total	117,406,692	130,410,104	66,981,005	54,816,485	8,385,484	227,130
24.5 Capital management

The Group’s capital management objectives are to:

•Ensure the Group’s ability to continue as a going concern;
•Provide an adequate return to shareholders;
~~•~~Maintain an optimal capital structure which allows financing options to the Group to complete its projects.
The Group's capital comprises total shareholders' equity, cash/bank overdraft, credit facilities, long-term debt, convertible debt instruments and common shares retractable, as presented on the face of the consolidated statement of financial position.
As part of the management of its capital structure, the Group factors in the economic value of the stock option and restricted share units (Note 15).

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

24 - FINANCIAL INSTRUMENT RISK AND CAPITAL MANAGEMENT (CONTINUED)
24.5 Capital management (continued)
The Group sets the amount of capital in proportion to its overall financing structure, i.e. equity and financial liabilities. The Group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, repurchase shares or sell assets to reduce debt.
The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Group’s management team to sustain the future development of the business.
The amounts managed as capital by the Group for the reporting periods under review are summarized as follows:

	December 31, 2021	December 31, 2020
	$	$
Bank overdraft	—	91,076
Credit facilities	—	18,209,335
Long-term debt	2,513,080	26,817,815
Convertible debt instruments	–	18,866,890
Common shares, retractable	–	25,855,509
Less: Cash	241,702,030	—
Total net indebtedness	(239,188,950)	89,840,625

Shareholders' equity (deficiency)	368,681,834	(95,625,929)
Warrants issued as part of the business combination transaction	75,354,490	—
Total net indebtedness	(239,188,950)	89,840,625
Total capitalization	204,847,374	(5,785,304)

Total net indebtedness to total capitalization ratio	(117)%	(1553)%
As at December 31, 2021, the Company was in compliance with all of its obligations under the terms of its banking agreements (Note 11).

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In US dollars, except number of shares)

24 - FINANCIAL INSTRUMENT RISK AND CAPITAL MANAGEMENT (CONTINUED)
24.5 Capital management (continued)
Management reviews its capital management approach on an ongoing basis and believes that this approach is appropriate given the relative size of the Group. There were no changes in the Company’s approach to capital management during the years ended December 31, 2021 and 2020.
25 - COVID-19
In March 2020, the decree of a COVID-19 state of pandemic and the numerous measures put in place by the federal, provincial and municipal governments to protect the public, which had impacts on the Group’s operations. This state of pandemic could cause significant changes to the assets or liabilities and / or have a significant impact on future operations.
There continues to be significant uncertainty surrounding the COVID-19 pandemic. The COVID-19 pandemic significantly negatively impacted the global economy in 2020 and 2021 and may continue to do so in the future. Global conditions that originated during the pandemic continue to persist and may have a long-lasting adverse impact on Lion's business and its industry. Given the dynamic nature of the pandemic, as demonstrated by the emergence of COVID-19 variants, infection and vaccination rates, and governmental regulations and measures that continue to fluctuate, the full extent to which COVID-19 (including as a result of the currently prevalent variants and the potential emergence of other variants of the virus in the future) impacts Lion’s business or the global economy and the markets in which Lion operates and sells its products, including Canada and the United States, will depend on unknown future developments which Lion cannot predict. Accordingly, as of the date of these consolidated financial statements, management continues to closely monitor the evolving situation.