Form 40-F
period 2022-12-31
Lion Electric Co
filed 2023-03-10
CIK 1834974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022	Commission file number 001-40387

THE LION ELECTRIC COMPANY
(Exact name of Registrant as specified in its charter)

Quebec	3711	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

921 chemin de la Rivière-du-Nord
Saint-Jerome (Quebec) J7Y 5G2
Tel: (450) 432-5466
(Address and telephone number of Registrant’s principal executive offices)
CorpoMax Inc.
2915 Ogletown Rd., Suite 2999
Newark, Delaware 19713
(302) 266-8200
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Copy to:
François Duquette
Chief Legal Officer and Corporate Secretary
The Lion Electric Company
921 chemin de la Rivière-du-Nord
Saint-Jerome (Quebec) J7Y 5G2
Tel: (450) 432-5466 Ext. 395
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	LEV	New York Stock Exchange
Warrants	LEV.WS	New York Stock Exchange
Common Share Purchase Warrant	LEV.WSA	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
The Registrant had 218,079,962 common shares issued and outstanding as of December 31, 2022
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes ☐ No
Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
☒ Yes ☐ No
Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company. ☒
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
Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE
The Lion Electric Company (“Lion”, “we”, “our”, “us”, “the Company”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system (the “MJDS”) adopted in the United States by the U.S. Securities and Exchange Commission (the “Commission”), to prepare this Annual Report on Form 40-F (this “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder. The Company’s common shares are listed on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange under the trading symbol “LEV”.
All amounts presented are in United States dollars unless otherwise indicated.
In this Annual Report, references to “Lion”, “we”, “our”, “us”, “the Company” or similar terms refer to The Lion Electric Company and our subsidiaries, on a consolidated basis.
FORWARD LOOKING STATEMENTS
This Annual Report and the documents filed as Exhibits hereto contain “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act (collectively, “forward-looking statements”). Any statements contained in this Annual Report and the documents filed as Exhibits hereto that are not statements of historical fact, including statements about Lion’s beliefs and expectations, are forward-looking statements and should be evaluated as such.
The Company’s actual future results may be materially different from any future results expressed or implied by these forward-looking statements.
The forward-looking statements represent the Company’s views as of the date they are made. The Company anticipates that subsequent events and developments may cause these views to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company has no current intention of doing so except to the extent required by applicable law. Therefore, these forward-looking statements do not represent the Company’s views as of any date other than the date they are made.
See Lion’s annual information form for the year ended December 31, 2022, attached as Exhibit 99.1 to this Annual Report (the “Lion 2022 AIF”), under the heading “Cautionary Note Regarding Forward-Looking Statements” and Lion’s management’s discussion and analysis for the year ended December 31, 2022, attached as Exhibit 99.2 to this Annual Report (the “Lion 2022 MD&A”), under the heading “Caution Regarding Forward-Looking Statements,” for a discussion of forward-looking statements.
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Company is permitted, under the MJDS, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its consolidated financial statements, which are filed as Exhibit 99.3 to this Annual Report, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and which are not comparable to financial statements of United States companies.
CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
The information provided in the section entitled “Evaluation of Disclosure Controls and Procedures” under the heading “Internal Control over Financial Reporting” contained in the Lion 2022 MD&A is incorporated by reference herein.
B. Management’s Annual Report on Internal Controls over Financial Reporting

The information provided in the section entitled “Management’s Assessment on Internal Control over Financial Reporting” under the heading “Internal Control over Financial Reporting” contained in the Lion 2022 MD&A is incorporated by reference herein.

C. Changes in Internal Controls over Financial Reporting

The information provided in the section entitled “Changes in Internal Control over Financial Reporting” under the heading “Internal Control over Financial Reporting” contained in the Lion 2022 MD&A is incorporated by reference herein.
NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers or to the Commission during the fiscal year ended December 31, 2022.
AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT
A. Identification of Audit Committee
The Company’s board of directors (the “Board”) has a separately designated standing audit committee (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Rule 10A-3 of the Exchange Act. The Company’s Audit Committee is composed of three directors, namely Michel Ringuet, Latasha Akoma and Ann L. Payne, all of whom, in the opinion of the Board, are financially literate and meet the independence requirements under the listing standards of the NYSE and under Rule 10A-3 of the Exchange Act.
B. Audit Committee Financial Expert
The Company’s Board has determined that it has at least one ''audit committee financial expert'' serving on its Audit Committee. The Board has determined that each of Michel Ringuet, Latasha Akoma and Ann L. Payne is an “audit committee financial expert,” as that term is defined in the Form 40-F, and is independent within the meaning of applicable Commission regulations and the listing standards of the NYSE.
The Commission has indicated that the designation of a person as an ''audit committee financial expert'' does not make such person an “expert” for any purpose, including, without limitation, for purposes of Section 11 of the Securities Act, impose on such person any duties, obligations or liability that are greater than the duties, obligations or liability imposed on such person as a member of the Audit Committee and the Board in the absence of such designation and does not affect the duties, obligations or liability of any other member of the Audit Committee or Board.
CODE OF ETHICS
The Board has adopted a written code of conduct and ethics (the “Code of Ethics”) applicable to all directors, officers and employees of the Company, including, without limitation, to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. This Code of Ethics is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the Commission. The Code of Ethics, as amended, is available on the Company’s website at ir.thelionelectric.com and on SEDAR at www.sedar.com. Except for the Code of Ethics, and notwithstanding any reference to the Company’s website or other websites in this Annual Report or in the documents incorporated by reference herein or attached as Exhibits hereto, no information contained on the Company’s website or any other site shall be incorporated by reference in this Annual Report or in the documents incorporated by reference herein or attached as Exhibits hereto.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
A. Principal Accountant Fees
Raymond Chabot Grant Thornton LLP (“RCGT”) acted as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022. See the information provided in the section entitled “External Auditor Service Fees” under the heading “Audit Committee Information” contained in the Lion 2022 AIF, which information is incorporated by reference herein, for the total amount billed to the Company by RCGT for certain services rendered to the Company during the last two fiscal years, by category of service (for audit fees, audit related fees, tax fees and all other fees).

B. Pre-Approval Policies and Procedures

See the information provided in the section entitled “Pre-Approval Policies and Procedures” under the heading “Audit Committee Information” contained in the Lion 2022 AIF, which information is incorporated by reference herein, for the Audit Committee’s pre-approval policies and procedures.

The amount of audit-related fees, tax fees and all other fees billed to the Company by RCGT for certain services rendered to the Company during the last two fiscal years are set forth in the section entitled “External Auditor Service Fees” under the heading “Audit Committee Information” contained in the Lion 2022 AIF. All such fees have been pre-approved by the Audit Committee and therefore none of the services in consideration of which such fees were charged were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(c) of Rule 2-01 of Regulation S-X.
The percentage of hours expended on RCGT’s engagement to audit the Company’s financial statements for the year ended December 31, 2022 that were attributed to work performed by persons other than RCGT’s full-time, permanent employees does not exceed 50 percent.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons that have or are reasonably likely to have a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Information regarding our material cash requirements from known contractual and other obligations is included in the section entitled “Maturity analysis of contractual obligations” under the heading “Liquidity and Capital Resources” contained in the Lion 2022 MD&A.
MINE SAFETY DISCLOSURE
Not Applicable.
CORPORATE GOVERNANCE
The NYSE Listed Company Manual includes certain accommodations in the corporate governance requirements that allow foreign private issuers, such as Lion, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE. The application of such exceptions requires that Lion disclose any significant ways in which its corporate governance practices differ from the NYSE Listed Company Manual that it does not follow. From time to time, Lion intends to follow Canadian corporate governance practices, including with respect to certain independence criteria as well as the composition of Board committees. As of the date hereof, Lion follows Canadian corporate governance practices in respect of the requirement under the NYSE Listed Company Manual that a compensation committee be comprised solely of independent directors, and the requirement under the NYSE Listed Company Manual that director nominees be selected or recommended for selection by a nominations committee comprised solely of independent directors.
If at any time Lion ceases to be a foreign private issuer, Lion will take all action necessary to comply with the Commission and NYSE rules, including by having compensation and nominating committees that are comprised solely of independent directors, subject to a permitted “phase-in” period.
The NYSE Listed Company Manual generally requires that a listed company’s by-laws provide for a quorum for any meeting of the holders of the company’s voting shares that is sufficiently high to ensure a representative vote. Pursuant to the NYSE Listed Company Manual, Lion, as a foreign private issuer, has elected to comply with practices that are permitted under Canadian securities laws in lieu of the provisions of NYSE. Lion’s by-laws provide that a quorum of shareholders shall be at least two holders present in person or represented by proxy who, together, hold not less than 25% of the votes attaching to Lion’s outstanding shares entitled to be voted at the meeting. Lion may in the future decide to use other foreign private issuer exemptions with respect to some of the other NYSE Listed Company Manual rules. Following Lion’s home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE Listed Company Manual rules applicable to U.S. domestic issuers.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
B. Consent to Service of Process
The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.
Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX
This Annual Report on Form 40-F and Exhibits 99.1, 99.2 and 99.3 included with this report are hereby incorporated by reference as exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-265627), as amended and supplemented and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Number	Description of Exhibit

99.1	Annual Information Form for the year ended December 31, 2022
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2022
99.3	Audited Consolidated Financial Statements for year ended December 31, 2022
99.4	Certification of Chief Executive Officer
99.5	Certification of Chief Financial Officer
99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Raymond Chabot Grant Thornton LLP
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

THE LION ELECTRIC COMPANY
Date: March 10, 2023	By:	/s/ Nicolas Brunet
	Name:	Nicolas Brunet
	Title:	Executive Vice President & Chief Financial Officer