Form 40-F
period 2023-12-31
Lion Electric Co
filed 2024-02-29
CIK 1834974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023	Commission file number 001-40387

THE LION ELECTRIC COMPANY
(Exact name of Registrant as specified in its charter)

Quebec	3711	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

921 chemin de la Rivière-du-Nord
Saint-Jerome (Quebec) J7Y 5G2
Tel: (450) 432-5466
(Address and telephone number of Registrant’s principal executive offices)
CorpoMax Inc.
2915 Ogletown Rd., Suite 2999
Newark, Delaware 19713
(302) 266-8200
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Copy to:
Dominique Perron
Chief Legal Officer and Corporate Secretary
The Lion Electric Company
921 chemin de la Rivière-du-Nord
Saint-Jerome (Quebec) J7Y 5G2
Tel: (450) 432-5466
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	LEV	New York Stock Exchange
Warrants	LEV.WS	New York Stock Exchange
Common Share Purchase Warrant	LEV.WS.A	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
The Registrant had 226,184,932 common shares issued and outstanding as of December 31, 2023
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
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
The Lion Electric Company (“Lion”, “we”, “our”, “us”, the "Company”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system (the “MJDS”) adopted in the United States by the U.S. Securities and Exchange Commission (the “Commission”), to file its Annual Report on Form 40-F (the “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder. The Company’s common shares are listed on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange under the trading symbol “LEV”.
All amounts presented are in United States dollars unless otherwise indicated. The exchange rate of Canadian dollars into United States dollars, on December 29, 2023, based upon historical rates published by the Bank of Canada, was US$1.00 = C$1.32.
In this Annual Report, references to “Lion”, “we”, “our”, “us”, the "Company” or similar terms refer to The Lion Electric Company and our subsidiaries, on a consolidated basis.
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
See Lion’s annual information form for the year ended December 31, 2023, attached as Exhibit 99.1 to this Annual Report (the “Lion 2023 AIF”), under the heading “Cautionary Note Regarding Forward-Looking Statements” and Lion’s management’s discussion and analysis for the year ended December 31, 2023, attached as Exhibit 99.2 to this Annual Report (the “Lion 2023 MD&A”), under the heading “Caution Regarding Forward-Looking Statements,” for a discussion of forward-looking statements.
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
CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
The information provided in the section entitled “Evaluation of Disclosure Controls and Procedures” under the heading “Internal Control over Financial Reporting” contained in the Lion 2023 MD&A is incorporated by reference herein.
B. Management’s Annual Report on Internal Controls over Financial Reporting

The information provided in the section entitled “Management’s Assessment on Internal Control over Financial Reporting” under the heading “Internal Control over Financial Reporting” contained in the Lion 2023 MD&A is incorporated by reference herein.

In accordance with the Jumpstart Our Business Startups Act (the "JOBS Act") enacted on April 5, 2012, the Company qualifies as an "emerging growth company" ("EGC"), which entitles the Company to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. Specifically, the JOBS Act defers the requirement to have the Company's independent auditor assess the Company's internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Company is exempted from the requirement to include an auditor attestation report in this Annual Report for so long as the Company remains an EGC, which may be for as long as five years following its initial registration in the United States.
C. Changes in Internal Controls over Financial Reporting

The information provided in the section entitled “Changes in Internal Control over Financial Reporting” under the heading “Internal Control over Financial Reporting” contained in the Lion 2023 MD&A is incorporated by reference herein.
NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2023.
AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT
A. Identification of Audit Committee
The Company’s board of directors (the “Board”) has a separately designated standing audit committee (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the Exchange Act that satisfies the requirements of Rule 10A-3 of the Exchange Act. The Company’s Audit Committee is composed of three directors, namely Michel Ringuet, Latasha Akoma and Ann L. Payne, all of whom, in the opinion of the Board, are financially literate and meet the independence requirements under the listing standards of the NYSE and under Rule 10A-3 of the Exchange Act.
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
CODE OF ETHICS
The Board has adopted a written code of conduct and ethics (the “Code of Ethics”) applicable to all directors, officers and employees of the Company, including, without limitation, to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. This Code of Ethics is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the Commission. The Code of Ethics, as amended, is available on the Company’s website at ir.thelionelectric.com under "Governance Documents". Except for the Code of Ethics, and notwithstanding any reference to the Company’s website or other websites in this Annual Report or in the documents incorporated by reference herein or attached as Exhibits hereto, no information contained on the Company’s website or any other site shall be incorporated by reference in this Annual Report or in the documents incorporated by reference herein or attached as Exhibits hereto.
No substantive amendments to the Code of Ethics were adopted during the year ended December 31, 2023. No "waiver" or "implicit waiver," as such terms are defined in Note 6 to General Instruction B(9) of Form 40-F, was granted relating to any provision of the Code of Ethics during the year ended December 31, 2023.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
A. Principal Accountant Fees
Raymond Chabot Grant Thornton LLP (“RCGT”) acted as the Company’s independent registered public accounting firm for the fiscal years ended December 31, 2022 and 2023. See the information provided in the section entitled “External Auditor Service Fees” under the heading “Audit Committee Information” contained in the Lion 2023 AIF, which information is incorporated by reference herein, for the total amount billed to the Company by RCGT for certain services rendered to the Company during the last two fiscal years, by category of service (for audit fees, audit related fees, tax fees and all other fees).
B. Pre-Approval Policies and Procedures
See the information provided in the section entitled “Pre-Approval Policies and Procedures” under the heading “Audit Committee Information” contained in the Lion 2023 AIF, which information is incorporated by reference herein, for the Audit Committee’s pre-approval policies and procedures.

The amount of audit-related fees, tax fees and all other fees billed to the Company by RCGT for certain services rendered to the Company during the last two fiscal years are set forth in the section entitled “External Auditor Service Fees” under the heading “Audit Committee Information” contained in the Lion 2023 AIF. All such fees have been pre-approved by the Audit Committee and therefore none of the services in consideration of which such fees were charged were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(c) of Rule 2-01 of Regulation S-X.
The percentage of hours expended on RCGT’s engagement to audit the Company’s financial statements for the year ended December 31, 2023 that were attributed to work performed by persons other than RCGT’s full-time, permanent employees does not exceed 50 percent.
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
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Information regarding our material cash requirements from known contractual and other obligations is included in the section entitled “Maturity analysis of contractual obligations” under the heading “Liquidity and Capital Resources” contained in the Lion 2023 MD&A.
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

The NYSE Listed Company Manual generally requires that a listed company’s by-laws provide for a quorum for any meeting of the holders of the company’s voting shares that is sufficiently high to ensure a representative vote. Pursuant to the NYSE Listed Company Manual, Lion, as a foreign private issuer, has elected to comply with practices that are permitted under Canadian securities laws in lieu of the provisions of NYSE. Lion’s by-laws provide that a quorum of shareholders shall be at least two holders present in person or represented by proxy who, together, hold not less than 25% of the votes attaching to Lion’s outstanding shares entitled to be voted at the meeting. Lion may in the future decide to rely upon other foreign private issuer exemptions with respect to other NYSE Listed Company Manual rules. Following Lion’s home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE Listed Company Manual rules applicable to U.S. domestic issuers.
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

Exhibit Number	Description of Exhibit

99.1	Annual Information Form for the year ended December 31, 2023
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2023
99.3	Audited Consolidated Financial Statements for year ended December 31, 2023
99.4	Certification of Chief Executive Officer
99.5	Certification of Chief Financial Officer
99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Raymond Chabot Grant Thornton LLP
99.9	Clawback Policy
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

THE LION ELECTRIC COMPANY
Date: February 29, 2024	By:	/s/ Dominique Perron
	Name:	Dominique Perron
	Title:	Chief Legal Officer and Corporate Secretary